Form 10-K, Exhibit 13
period 1993-12-31
SOTHEBYS HOLDINGS INC
filed 1994-03-31
CIK 823094

COVER:

1993 ANNUAL REPORT


SOTHEBY'S
FOUNDED 1744




BACK COVER:

THE WORLD'S LEADING FINE ART AUCTION HOUSE



TABLE OF CONTENTS

          1     Letter to Shareholders

            THE YEAR IN REVIEW

          4     Impressionist and Modern Art

          6     Jewelry
          8     Other Categories

        10  Private Collections
        12  The von Thurn und Taxis Collection

        13  New Buyers and New Collecting Categories
        14  Sotheby's Specialists

        16  Our Worldwide Reach (offices and departments)

            FINANCIALS

        17  Selected Financial Data

        18  Management's Discussion and Analysis of
            Results of Operations and Financial Condition

        24  Consolidated Balance Sheets

        25  Consolidated Statements of Income
        26  Consolidated Statement of Changes in

            Shareholders' Equity
        27  Consolidated Statements of Cash Flows

        28  Notes to Consolidated Financial Statements
        38  Independent Auditors' Report

        38  Report of Management
        38  Audit and Compensation Committee

            Chairman's Letter

        39  Shareholder Information
        40      Management

FINANCIAL HIGHLIGHTS

Sotheby's Holdings, Inc. and Subsidiaries

                                                                Percent
                                                               Increase
Year ended December 31,                1993            1992  (Decrease)
- ----------------------------------------------------------------------------

(Thousands of dollars)
Financial Data

Auction sales                   $ 1,325,334     $ 1,131,601          17.1%
Auction revenues                    234,972         200,883          17.0
Income before taxes                  32,157           6,491         395.4
Net income                           19,294           3,960         387.2
Cash and cash equivalents            91,840          85,703           7.2

Total debt*                          38,583          90,860         (57.5)
Total assets                        577,871         595,399          (2.9)
Shareholders' equity                194,632         198,195          (1.8)
Return on average equity               9.8%            1.8%         444.4


Per Share Data
Earnings per share              $      0.35     $      0.07         400.0%
Cash dividends paid per share          0.42            0.60         (30.0)
Market price per share-
 year end close                       15.38           12.25          25.6

*Principally commercial paper
- -----------------------------


PAGE 1-3




TO OUR SHAREHOLDERS


This has been a year of recovery for Sotheby's. Worldwide auction sales are up 17% (31% if measured in pounds sterling), while earnings increased from $4.0 million in 1992 to $19.3 million in 1993. The growth in earnings is due largely to the increase in our buyer's premium, an initiative introduced by Sotheby's that became effective in January of 1993, as well as to the increase in the volume of auction sales. While we saw marked improvements in many of the 70 collecting categories we offer, sales in two major markets-impressionist and modern art and jewelry-increased by $188 million, compared to the total increase of $194 million in Sotheby's worldwide sales. Additionally, new sales categories introduced in 1993 brought new buyers into several sectors of the market, offering promising signs for future growth.

In November Michael L. Ainslie announced his decision to step down from his position as President and Chief Executive Officer of Sotheby's Holdings, Inc., effective March 31, 1994. He remains a Director of the Company, a member of the Executive Committee of the Board Of Directors and Chairman of Sotheby's International Realty. Mr. Ainslie led the Company over the past decade, strengthening its worldwide position in the auction business, improving the business discipline of the organization, returning the Company to solid profitability and putting into place a strong management team. We are very appreciative of these achievements. Effective April 1, 1994, Diana D. Brooks becomes President and Chief Executive Officer of Sotheby's Holdings, Inc. Dede has had a remarkable 14-year career at Sotheby's. Since her appointment in 1993 as President and Chief Executive Officer of Sotheby's worldwide auction operations, she has made a number of important appointments to the senior management of the worldwide auction company which will provide excellent leadership as we enter an exciting new era of growth.

This worldwide management team includes Kevin A. Bousquette, who has been appointed Chief Financial Officer of Sotheby's Holdings, Inc. Kevin's strong background in key financial disciplines such as strategic planning, treasury, taxes and accounting will be enormously beneficial to Sotheby's. John L. Marion remains Chairman of Sotheby's North and South America and our Chief Auctioneer. William F. Ruprecht, who joined Sotheby's in 1980, has been appointed Managing Director of Sotheby's North and South America. With a background as worldwide marketing director for Sotheby's, as a specialist and as an auctioneer, Bill brings to this position a wide range of valuable experience. Simon de Pury, formerly Deputy Chairman of Sotheby's Europe, has been promoted to Chairman of Sotheby's Europe. In his new capacity, Simon will lead our client and business development activities throughout
Europe while remaining Chief European Auctioneer. Henry Wyndham, our new Chairman of Sotheby's United Kingdom, will be responsible for providing leadership of all client and business development activities in the United Kingdom. George Bailey, who has been with Sotheby's for 14 years performing a variety of functions, including managing our Chester saleroom and more recently leading our business development team in Europe, has become Managing Director of Sotheby's Europe. Julian Thompson remains Chairman of
Sotheby's Asia.

During this year we also made two important appointments to our Board of Directors. We are pleased to welcome Lord Camoys, the Deputy Chairman of Barclays De Zoete Wedd Holdings Limited, to the new post of Deputy Chairman. Lord Camoys brings extensive business experience to this newly created post. We are also delighted that Ambassador Walter J. P. Curley has joined our Board of Directors. Ambassador Curley served as American Ambassador to France from 1989-1993 and Ambassador to Ireland from 1975-1977. Mr. Curley has a long background in finance, having been a partner of John Hay Whitney's at the venture capital firm of J. H. Whitney & Co. from 1958-1975. His diplomatic experience and background in finance make him an important addition to our board.

We are saddened by the death this year of a much-valued member of our advisory board, The Earl of Westmorland, former Chairman of Sotheby's. During his long association with us, David Westmorland brought considerable knowledge and wise counsel and he is greatly missed.

Quality client service around the world was a priority in 1993 and remains an ongoing goal for Sotheby's. During 1993 we completed important renovations to our Bond Street Offices in London and to our New York Galleries. Another key ongoing initiative is continuing enhancement of our worldwide information systems to facilitate sharing of crucial client and sale information throughout our international network of specialists.

FINANCIAL HIGHLIGHTS

The improved environment in the art market translated into favorable financial results for the Company. The 17% increase in auction sales for the year reflected broad international strength, with sales in North America and Europe improving by 19% and 18%, respectively.

A NEW INTERNATIONAL MANAGEMENT TEAM BEGINS BUILDING FOR THE FUTURE.

The improved sales performance translated into net income of $19.3 million ($32.2 million, pre-tax) compared to $4.0 million ($6.5 million, pre-tax) in 1992. Earnings per share for 1993 were $0.35, compared to $0.07 per share in 1992, an improvement of $0.28 per share.

Additionally, your Board declared dividends with respect to 1993 which totaled $0.33 per share. In August the Board adjusted the quarterly dividend rate to $0.06 per share from $0.15 per share and confirmed a policy of making annual cash returns to shareholders of up to, but not in excess of, 100% of net income, consistent with capital requirements.

OUTLOOK

Sotheby's held its first auction-a library of 457 books-on March 11, 1744, and the Company celebrates its 250th anniversary in 1994. We have begun this important anniversary year with growing confidence and optimism. A number of auctions held in early 1994 have performed strongly and so far there has clearly been an improvement in the breadth and quality of consignments in several of our important paintings categories, including Impressionist and Modern art, Contemporary art and Old Master paintings.

A dynamic worldwide management team is in place, the art market recession appears to be behind us, and we look forward to an exciting and profitable anniversary year. We fully realize that our position as the world's leading auction house is only made possible by our outstanding employees around the world whose expertise, energy and dedication are so essential to our success. We thank them and we thank you, our shareholders, for your continued support.


(signature)

A. Alfred Taubman
Chairman, Sotheby's Holdings, Inc.


(signature)

Michael L. Ainslie
President and Chief Executive Officer,
Sotheby's Holdings, Inc.


(signature)

Diana D. Brooks
President and Chief Executive Officer Elect,
Sotheby's Holdings, Inc.


ADVISORY BOARD

Giovanni Agnelli

Her Royal Highness
The Infanta
Pilar de Borbon
Duchess of Badajoz

Ann Getty

Emilio Gioia

Alexis Gregory

Anne Ford Johnson

Sir Quo-Wei Lee

Graham D. Llewellyn

John L. Marion

The Hon. Sir Angus Ogilvy, K.C.V.O.

Carroll Petrie

William Pitt

Mrs. Charles H. Price

Prof. Dr. Werner Schmalenbach

Baron Hans Heinrich
Thyssen-Bornemisza de Kaszon


BOARD OF DIRECTORS

A. Alfred Taubman
Chairman

Max M. Fisher
Vice Chairman

Lord Camoys
Deputy Chairman

Diana D. Brooks
President and Chief
Executive Officer,
Sotheby's Holdings, Inc.

Michael L. Ainslie

Viscount Blakenham
Executive Chairman,
Pearson PLC

Ambassador Walter
J. P. Curley
Chairman,
The French American Foundation

The Rt. Hon.
The Earl of Gowrie
Chairman,
The Arts Council

R. Julian de la M. Thompson
Chairman,
Sotheby's Asia

Leslie H. Wexner
President and Chairman,
The Limited, Inc.

Pages 4-5

Sotheby's worldwide auction sales in 1993 totaled over $1.3 billion, an increase of 17% over 1992. Earnings for the year, $19.3 million, also showed significant improvement. A revival of buyer interest and confidence in several collecting categories, as well as a rise in the quality of the works offered, characterized our auctions throughout the year. Overall we sold a total of 163,000 lots in 1993 compared to 137,000 in 1992, with 88 of these selling for more than $1 million compared with 70 lots in 1992. Noteworthy performances came in the two important collecting categories of Impressionist and Modern art and Jewelry, which together had increased sales of $188 million. Additionally, a number of other categories also performed well during 1993. As we begin our 250th anniversary year with a new world-wide management team in place and the international art market turning upward, we are confident that Sotheby's will continue its long-standing role as a leader and innovator.

AMID A BROAD UPSURGE IN AUCTION ACTIVITY, IMPRESSIONIST AND MODERN ART SALES INCREASED 71 PERCENT.

Perhaps the most dramatic sign of recovery in 1993 came in Sotheby's worldwide Impressionist and Modern art sales, which rose 71 percent over the previous year to $258.0 million. These sales were marked by an atmosphere of intensifying competition among purchasers, particularly for works of the highest quality coming fresh to the market. The best example of this came in May when a world record price of $28.6 million was achieved for Paul Cezanne's Nature Morte: Les Grosses Pommes, marking the first time since 1990 that any painting had broken the $20 million barrier.

Capping this promising performance, Sotheby's November sales of Impressionist and Modern art in New York achieved $93.5 million, highlighted by the Stanley J. Seeger Collection, which brought $32.0 million. This was the highest sale total for any auction house in this field since 1990 and continued a trend of gradual improvement in Impressionist and Modern art sales during the preceding 18 months. Atotal of 18 paintings sold for more than $1 million each in our November auction in New York, including Matisse's Fatma, La Mulatresse, which sold for $14.3 million. A further sign of renewed strength in the Impressionist market was seen in our London sales throughout the year, with established collectors, dealers and new buyers actively participating.

Pages 6-7

Jewelry also enjoyed great success at Sotheby's in 1993, with sales for the year surpassing the $200 million mark for the first time in auction history. Sotheby's holds major jewelry sales in New York, Geneva, St. Moritz and Hong Kong, and our performance in each of these locales was consistently strong throughout the year.

Sotheby's successful jewelry sales during 1993 follow a long tradition of preeminence in this field. Under the leadership of John D. Block in New York and David Bennett in Geneva, and drawing on our effective approach to international teamwork, Sotheby's has established the world auction records for the sale of diamonds, cultured pearls and major colored stones, and it has conducted the four highest-value jewelry sales in history.

SOTHEBY'S WORLDWIDE JEWELRY SALES PASSED THE $200 MILLION MARK FOR THE FIRST TIME EVER.

All areas of the jewelry market showed considerable strength in 1993, including antique and period jewelry, modern and 20th-century jewelry and, especially, major diamonds and colored stones. The most vivid illustration of the strength of the jewelry market was provided during an historic two-day sale in Geneva in November, at which the total of $68.5 million established a world auction record for any jewelry sale, with ten lots selling for over $1 million. The highlight of the sale was a spectacular 100.36 carat diamond which sold for $11.9 million, the second highest price for any stone sold at auction. As was true throughout the year, international dealers from Europe, the United States, South America, Asia and the Middle East bought actively, as did private collectors.

Sotheby's winter sale in St. Moritz has become an increasingly important event in this field, and the 1993 sale total of $23.9 million was the highest ever there. Jewelry auctions in New York throughout the year were also highly successful, highlighted by a sale in October which totalled $26.2 million, with a magnificent cultured pearl necklace bringing $1.2 million.

Pages 8-9

Another encouraging sign in the art market during 1993 was the broad increase in client participation, with improved sales in a wide spectrum of collecting categories, both in the fine and decorative arts. Most prominent were the strong and stable prices achieved in many of our paintings sales. In addition to Impressionist and Modern paintings, American, Victorian, 19th-Century European and British paintings all saw increased buying activity this year, and our autumn auctions of Contemporary art and Old Masters paintings reflected an improvement over the spring auctions.

The November Contemporary art sales in New York brought $21.8 million, exceeding the spring total of $15.5 million and marking the first time since the fall of 1989 that auction results in this category exceeded the pre-sale low estimate. The London Contemporary sales in June and December were also quite strong, with the June total of $7.3 million the highest there since June 1991. With major property already consigned for the spring 1994 Contemporary sales, we anticipate continued recovery in this important market.


Other fine arts highlights came in our Old Masters sales, with Canaletto's A View of Riva Degli Schiavoni, Venice Looking East achieving $2.6 million and a School of Bruges work entitled Portrait of Jacob Obrecht making $2.4 million, both in New York. In London seven paintings by various artists depicting the history of the Medici family, owned by Lord Elgin, were offered as a group and made $2.5 million. In Amsterdam the F. C. Butot Collection of Old Master paintings and drawings, the single-most comprehensive group of Dutch Old Masters to have been assembled by a private collector in Holland since the war, achieved an excellent result of $1.9 million.

SALES IN A BROAD RANGE OF COLLECTING FIELDS, ESPECIALLY PAINTINGS, SHOWED STRONG IMPROVEMENT IN 1993.

American paintings sales in New York were exceptionally strong during 1993. The May total of $21.2 million included Childe Hassam's stunning work, A
Room of Flowers, which brought $5.5 million, a record price for American Impressionism and for the artist. Sales of 19th-Century European paintings were stronger in 1993. Two Victorian paintings by Sir Lawrence Alma-Tadema highlighted these auctions on both sides of the Atlantic, with the artist's Baths of Caracalla fetching $2.5 million in New York and his Caracalla and Geta making $2.2 million in London. Another Victorian painting, Sir Edward Coley Burne-Jones' tryptich, The Adoration of the Kings: The Annunciation, brought $487,800, with the proceeds from the sale funding necessary restoration of the St. Paul's Brighton Church.

Throughout the year individual works in diverse categories of the decorative arts achieved strong prices. French furniture and decorations once again had a fine year, evidenced by our November sale in New York which brought a total of $7.2 million. English furniture, American furniture, Antiquities, Books and Manuscripts and Collectibles also fared well.
Among the highlights of the year were a European sculpture entitled The Young Hercules Reading by the artist Pier Jacopo Alari-Bonalcosi, called Antico, which made $1.9 million; an Iznik blue and white candlestick which brought $976,000; a one-page manuscript fragment by Abraham Lincoln, which sold for $992,500; a photograph by Man Ray, Glass Tears, circa 1930, which made $193,895; a Pre-Columbian Olmec incised blackware vessel dating from circa 1150--55 B.C., which brought $233,500, establishing a record for a Pre-Columbian ceramic at auction; a 14th-century blue and white dragon jar, which fetched $1 million in our 20th

Anniversary auctions in Hong Kong; and a pair of German Torah finials which sold for $423,154, a record for Judaica metalwork. These strong results reaffirmed the demand in the art market for works of the highest quality.

Page 10

Throughout its long history, Sotheby's has offered countless collections of great diversity. Our very first sale on March 11, 1744, offered a library of books assembled by an English baronet, and in the intervening two-and-a-half centuries Sotheby's has become the world's leading auction house for single-owner sales. In 1993, Sotheby's continued this tradition with the sale of many outstanding collections, some representing the best of their kind ever to appear at auction.

A 250-YEAR TRADITION OF OFFERING OUTSTANDING COLLECTIONS CONTINUES.

This was certainly the case with the sale in London of the Greek vases from the Hirschmann Collection, which was 100% sold and achieved $8.2 million, far exceeding the estimate of $1.8 million. The Moller Collection of English furniture and decorations, one of the most celebrated collections of its kind formed this century, brought $7.2 million, well above estimate. The library of the late Salman Schocken, representing one of the greatest collections of early Hebrew books ever assembled, made $1.6 million. A group of 119 watercolors and oils by the British wildlife artist Archibald Thorburn, offered by the Thorburn Museum in Cornwall, sold well above the high estimate, with every lot but one sold. The success of the auction ensured the survival of the Thorburn Museum.

In New York, Sotheby's major collections in 1993 included an outstanding private collection of French furniture and decorations offered in November, which made $12.0 million, one of the highest totals in auction history for this field. The sale of the Joseph M. Meraux Collection, comprising the largest and most extensive group of 19th-century clocks ever to appear at auction, was a triumph, with every one of the 500 lots sold and the total of $2.7 million doubling the estimate. The Dr. Otto Schafer Collection of Rembrandt Etchings was offered in New York and made $3.9 million.

page 12-13

New buyers are crucial to the success of our business, and we continue to seek ways of broadening the auction market to encourage the widest possible participation. In 1993, we enjoyed extraordinary success in bringing a great number of new buyers into our salerooms throughout the world. Three particular events stand out.

House sales, which often take place in charming rural settings, are highly popular and frequently attract new buyers to the auction market. No auction ever achieved this more successfully than the spectacular and elaborate nine-day house sale of selected contents of Schloss St. Emmeram, the family seat of the Princes von Thurn und Taxis in Regensburg, Bavaria. The sale was conducted at the request of Her Serene Highness Princess Gloria von Thurn und Taxis as part of a reorganization of her family affairs in order to secure the future inheritance of her son, ten-year-old
Prince Albert, following the premature death of her husband, Prince Johannes, in 1990.

Rarely in its history has Sotheby's organized an auction of such magnitude and in such an impressive setting. A total of 6,596 lots were listed in the seven-volume catalogue and included furniture, European works of art, silver, jewelry, objects of vertu, ceramics and glass, paintings and prints and more than 75,000 bottles of wine from the cellars of Schloss St. Emmeram. The
Thurn und Taxis house sale was the culmination of 11 months of detailed planning and dedicated work by a team of 150 employees drawn from Sotheby's European offices, including personnel from Germany, Holland, Great Britain, France, Switzerland, Brussels and Austria as well as the United States.
Total attendance for the ten days of public exhibition and nine days of sales exceeded 48,000 people. For most, it was their first auction experience. The auction took place in the magnificent saleroom Sotheby's created in the 19th-century riding school at the Schloss. In some of the most competitive bidding ever witnessed at a Sotheby's auction, bids repeatedly exceeded the catalogue estimates.
The total amount raised from this historic sale was $19.3 million, far exceeding the pre-sale high estimate of $11.6 million.

SOTHEBY'S BROUGHT MANY NEW BUYERS TO THE ART MARKET IN 1993 AND INTRODUCED NEW COLLECTING FIELDS.

The sale of the Stanley J.Seeger Collection of works by Picasso in New York was another auction event that brought many new buyers to the Company in 1993, some of whom might have been considered unlikely buyers of works by Picasso. Sotheby's marketing strategy to present 88 works by a single artist at one time was vindicated when every one of the works sold, some bringing many times their estimate. The pre-sale worldwide marketing effort was intended to create the broadest possible international competition, and buyers from Zurich, Paris, London, Mexico, Asia and various parts of the United States competed fiercely for the Seeger paintings.

Our first-ever sale of Russian space history, which took place in December in New York, comprised a haunting and spectacular group of artifacts from the Russian space program. Two space capsules, lunar rocks, space suits and training suits, diaries and photographs, celestial globes and a prototype pressure suit for the aborted Soviet manned lunar program were among the fascinating objects offered.

The sale was preceded by many months of negotiations and planning, with numerous trips to factories, government ministries and private homes in Russia, including repeated visits to Star City, the cosmonauts' training compound. Many of the objects in the sale were consigned by the cosmonauts themselves or their families, as well as by the Russian space industries.

The auction of Russian space history successfully inaugurated a new collecting category, made a total of $6.8 million and brought many new buyers into our saleroom. While many of these buyers were American, there was participation from all over the world, as well as unprecedented media coverage.

pages 14-15

Since our founding in the first half of the 18th century, the growth and success of our firm has resulted largely from the extraordinary talents and contributions of our specialists. The art market has evolved and altered in revolutionary ways since 1744, and the changes in the last decade have perhaps been the most profound of all. However, the essential nature of our specialists' work-mastering a wealth of knowledge in a collecting field and providing the highest
level  of  personalized   service  to  a  diverse   clientele-has  not
substantially changed since the earliest days of Sotheby's. Through their scholarship and experience, our specialists all over the world continue to instill in their clients a sense of loyalty to Sotheby's that has, in many instances, passed from one generation of collectors to another.

THE CONTINUITY AND EXPERIENCE OF OUR WORLDWIDE SPECIALIST STAFF IS THE FOUNDATION OF OUR SUCCESS.

The continuity of our staff has always been essential to our success. Sotheby's preeminence in the field of Chinese art, for example, dates back to the 1920s, when the legendary A. J. B. Kiddell began his 59-year career with the firm in London. The legacy of Mr. Kiddell's long and venerable tenure was the steady growth and strengthening of Sotheby's worldwide expertise in the various fields of Chinese works of art, including ceramics, porcelain, paintings, furniture and jadeite jewelry. Many of our current specialists in these fields were tutored by Mr. Kiddell.

One of these is Julian Thompson, the Chairman of Sotheby's Asia, who has given 31 years of distinguished service to Sotheby's. Mr. Thompson is a recognized authority in Chinese ceramics, a field which has enjoyed spectacular growth in the past ten years. Mr. Thompson has ably guided Sotheby's expansion in Asia through the opening of offices in Taipei, Singapore, Tokyo and Seoul, thus enhancing Sotheby's leadership in Asia. He has been especially prominent in the growth of our sales in Hong Kong, where in 1993 we celebrated our 20th anniversary.

Felicity Nicholson, the head of Sotheby's Antiquities department in London, celebrated her 40th anniversary with the firm in 1993 with the sale of the Hirschmann Collection, reaffirming Sotheby's worldwide leadership in this field. During the year, she also initiated and organized the series of lectures held at Sotheby's, "Sheer Pleasure," which aided the British Museum Society and the Venice in Peril Fund.

In New York, Robert Woolley and Letitia Roberts both celebrated their 25th anniversary with Sotheby's in 1993. Their contributions to the firm over the years have been extraordinary. Mr. Woolley is the head of the Decorative Arts division and a specialist in Russian works of art, and one of our senior auctioneers. He is also renowned as the leading charity auctioneer in America and has given selfiessly of his time to a host of causes, notably Planned Parenthood, the American Cancer Society as well as numerous AIDSorganizations. Ms. Roberts, director of the Porcelain department in New York, is one of the world's leading specialists in her field. In 1993, she offered an important private
collection   of   English  ceramics   which   brought   $1.8  million,
illustrating the continued vitality of this market.

Such expertise and the loyalty which many of our specialists have inspired in our clients has established the foundation for our continuing growth in the coming years.

pages 16

SOTHEBY'S DIVERSE AUCTION SERVICES ARE OFFERED THROUGHOUT THE WORLD.

Sotheby's held approximately 550 auctions worldwide in 1993, in over 70 collecting areas. This year our worldwide average total price paid per lot was approximately $8,100. More than one-half of the 163,000 items sold in 1993 brought less than $5,000.

The Wide World
of Sotheby's Services

Appraisals
Educational Studies
Expert Restoration Services
Financial Services
International Realty Company
Museum Services
Trust and Estate Services


Principal
Salerooms

United Kingdom
United States

Worldwide Salerooms

Australia
Canada
Germany
Holland
Hong Kong
Israel
Italy

Monaco

Spain
Switzerland

Taiwan

Worldwide
Offices and Locations

Argentina
Austria
Belgium
Brazil
Cyprus
Denmark
Finland
France
Hungary
Iceland
India
Ireland
Japan
Liechtenstein
Luxembourg
Mexico
Norway
Portugal
Singapore
South Korea
Sweden
Syria
Venezuela


Sotheby's Auction Categories

Fine Art

American Paintings, Drawings and Sculpture
British Paintings and Drawings
Contemporary Paintings, Drawings and Sculpture
Impressionist and Modern Paintings, Drawings and Sculpture
Latin American Paintings, Drawings and Sculpture
19th-Century European Paintings, Drawings and Sculpture
Old Master 19th- and 20th-Century Prints
Old Master Paintings and Drawings
Scottish Paintings and Drawings
Topographical Paintings and Drawings
Victorian Paintings

Decorative and Applied Arts

American Indian
Americana
Antiquities
Applied Arts
Art Nouveau and Art Deco
Chinese Art

Clocks, Watches and Scientific Instruments
English Furniture and Decorations
European Works of Art and Tapestries
French and Continental Furniture
Indian and Southeast Asian Works of Art
Islamic Works of Art
Japanese Art
Judaica
Korean Art
19th-Century Furniture and Decorations
Paperweights
Photographs
Porcelain, Ceramics and Glass
Pre-Columbian Art
Rugs and Carpets
Russian Works of Art and Objects of Vertu
Silver
Tribal Art

Books and Manuscripts

Jewelry

Additional Categories

Arms and Armour
Collectibles
Coins and Medals
Garden Statuary
Musical Instruments
Postage Stamps
Sporting Guns
Vintage Vehicles
Wines and Spirits
Space Artifacts

FINANCIALS


Selected Financial Data


Year ended December 31,                            1993         1992         1991          1990         1989
(Thousands of dollars, except per share data)
Results of Operations:
Auction
Auction sales                                  $1,325,334   $1,131,601   $1,104,391    $2,446,453   $2,946,444

Revenues                                       $  234,972   $  200,883   $  193,905    $  347,216   $  410,233
Restructuring charge                                           (4,855)                                (13,564)
Operating income (loss)                            31,466      (1,993)       12,079       139,077      176,986
Income before taxes                                34,233        4,021       18,896       154,351      185,845

Financial Services
Revenues                                            7,600       14,462       20,620        23,085       18,805
Income before taxes                                 2,803        5,211        7,807         8,053        6,287

Real Estate
Revenues                                            9,758        9,625        7,833         8,123       12,960
Income before taxes                                 2,071        2,091          312            52        1,984

Corporate operating expenses                       (7,370)      (6,177)      (5,545)       (7,204)      (6,500)
Other non-operating income (expense)                  420        1,345           28          (691)         280

Consolidated
Revenues                                          252,330      224,970      222,358       378,424      441,998
Operating income (loss)                            28,970        (868)       14,653       139,978      178,757
Income before taxes                                32,157        6,491       21,498       154,561      187,896

Net Income                                     $   19,294   $    3,960   $   13,114    $   94,682   $  112,737

Earnings Per Share                             $     0.35   $     0.07   $     0.25    $     1.66   $     1.96

Cash dividends declared per share              $     0.42   $     0.60   $     0.95    $     1.45   $     0.61


December 31,                                         1993         1992         1991          1990         1989
(Thousands of dollars)
Balance Sheet:

Working capital1                               $  123,964   $  178,626   $  219,994   $  212,112    $  168,574
Total assets                                      577,871      595,399      670,700      811,461     1,000,495

Commercial paper1                                  34,000       86,400       82,670       40,000        15,000
Shareholders' equity                              194,632      198,195      246,328      278,199       243,384


Auction sales represent sales at the hammer price plus buyer's premium.


1 Prior year amounts have been restated to conform to current year's presentation.

Management's Discussion and Analysis of Results of Operations and
Financial Condition

Results of Operations
Years Ended December 31, 1993 and 1992

AUCTION The recovery in the art auction market which began in 1992 strengthened during 1993. Auction sales for Sotheby's Holdings, Inc. and Subsidiaries (the "Company") totaled $1,325.3 million during 1993, an increase of $193.7 million, or 17%, over the previous year. Higher sales volume was responsible for $148.0 million of the increase, while the remaining $45.7 million of growth resulted from the increase in the rate of buyer's premium. Prior to 1993, in most locations the buyer's premium had been 10% of the hammer price on any lot sold. Effective January 1, 1993, the buyer's premium increased to 15% on lots sold for $50,000 or less in North America. On lots of higher value 15% is charged on the first $50,000 and 10% thereafter. Generally, similar structures were simultaneously implemented throughout most of the rest of Sotheby's auction operations. The increase in 1993 auction sales was driven by increased sales of Impressionist and Modern art and unusually strong sales of Jewelry, which increased by approximately $107.4 million and $80.4 million, respectively, compared to 1992.

Following is a geographical breakdown of the Company's auction sales for 1993 and 1992:

                          1993         1992

North America           $654,984     $551,075
Europe                   627,475      531,072
Asia                      42,875       49,454

Total                  $1,325,334    $1,131,601


Market improvements were seen during 1993 in both North America and Europe with sales growth of $103.9 million (19%) and $96.4 million (18%), respectively, while Asian sales declined $6.6 million, or 13%. Auction sales for Europe and Asia were negatively affected by translation to U.S. dollars, which reduced total auction sales by $56.1 million. The increase in North American auction sales was due primarily to the higher level of sales of Impressionist and Modern art in New York. The growth in European auction sales resulted largely from Jewelry sales in Geneva and sales of Impressionist and Modern art in London. In addition, European sales benefited from the sale of art and precious objects from the von Thurn und Taxis collection held in Germany. The decline in Asian sales was due to a reduction in the number of sales held in Asia compared to the prior year due to the elimination of auctions in Japan and India and the cancellation of a sale in Taiwan.

Worldwide revenues from auction operations ("Auction") increased $34.1 million, or 17%, to $235.0 million. The unfavorable impact of translating revenues outside North America into U.S. dollars reduced 1993 auction revenues by $12.6 million. The increase in Auction revenues was primarily attributable to increased commissions (which are principally buyer's premium, vendor's commission and expense recoveries). The growth in commissions resulted from the increase in the rate of buyer's premium, as discussed above, and, to a lesser extent, from the greater volume of auction sales. The increase in commissions was mitigated, in part, by declines in the realized rate of vendor's commission and other commission revenue areas. The lower vendor's commission rate resulted from pressures to price competitively as well as from a change in the relative mix of auction sales. During 1993, an increasing proportion of the Company's sales were by departments that have historically generated lower than average vendor's commissions.

During 1993, the Company continued to review its worldwide business structure, with particular emphasis on operations in Europe and Asia. As a result of this review, the Company recorded non-recurring reorganization charges of over $2.4 million during 1993 (of which $2.0 million related to Auction). These charges were principally for costs associated with changes in personnel.

Direct costs of services, which consist largely of catalogue production, distribution and mailing costs, decreased by $3.2 million, or 6%, from 1992 in spite of the greater volume of sales. Translating these expenses into U.S. dollars accounted for $1.9 million of the decrease. Direct costs of services as a percentage of sales, excluding the impact of foreign currency movements, was 3.6% in 1993 compared to 4.5% in 1992.

Salaries and related costs increased by $4.3 million, or 6%, in 1993. This increase reflects incentive compensation, merit adjustments and increased overtime resulting from the higher level of sales activity, as well as a majority of the reorganization charges discussed above. These factors were partially offset by the impact of foreign currency translation, which reduced salaries and related costs by $4.5 million.

General and administrative expenses increased by $1.6 million, or 2%, in 1993. After eliminating the impact of foreign currency translation, general and administrative expenses increased by $7.8 million over 1992. This increase reflects balance sheet strengthening and increases in various other expenses associated with the higher level of sales, as well as modest reorganization costs associated with the realignment of certain overseas locations.

Inventory and other auction-related activities generated a pre-tax loss of $0.9 million in 1993, compared to pre-tax income of $1.8 million in 1992. These activities include net gains on sales of inventories, including the Company's share of earnings from the sale of inventory through the Acquavella Modern Art Partnership ("AMA"), and income earned from guarantees, offset by expenses provided for writedowns of inventory to estimated realizable value. In 1993, earnings continued to be generated from AMA and other sales of inventory, but at very modest levels which were lower than the prior year. A provision for the writedown to estimated realizable value of inventory relating to a single isolated transaction more than offset these earnings in 1993.

During 1992, the Company recorded a $4.9 million restructuring charge to provide for staff termination and other reorganization costs relating to a full-scale restructuring to streamline operations, with particular emphasis on the European auction operation.

Auction recorded operating income of $31.5 million in 1993, an increase of $33.5 million compared to 1992's operating loss of $2.0 million. The increase in operating income is due to the increase in the rate of the buyer's premium and greater sales volume, offset by reductions in vendor's commissions, expense recoveries and various other revenues.

Auction's interest income, which is earned on short-term investments of excess cash, declined by $1.7 million in 1993 compared to 1992 largely due to lower average rates of interest earned on invested funds. Interest expense is incurred on borrowings to fund short-term cash requirements, including the client loan portfolio of the Company's subsidiary, Sotheby's Financial Services, Inc. ("Financial Services"). The decrease of $1.9 million in interest expense is largely due to a lower average level of borrowed funds in Europe.

As noted above, Auction funds a portion of the loan portfolio of Financial Services. Net interest charged to Financial Services on borrowings from Auction totaled $2.0 million and $5.4 million in 1993 and 1992, respectively (see Note C to the Consolidated Financial Statements). The 1993 amount represents interest income of $2.5 million on borrowings by Financial Services from Auction, net of interest expense on special financing programs of $0.5 million charged by Financial Services to Auction. The $3.4 million decrease in net interest income from Financial Services results from the lower level of Auction funding required for the smaller Financial Services loan portfolio and, to a lesser extent, lower interest rates in 1993.

FINANCIAL SERVICES Revenues from Financial Services decreased to $7.6 million in 1993 from $14.5 million in 1992 due to a decrease in the average outstanding loan portfolio and, to a lesser extent, to lower rates of interest earned on outstanding loans. Average month-end portfolio balances for the years ended December 31, 1993 and 1992 were approximately $112.2 million and $163.2 million, respectively. The average interest rate charged to borrowers decreased to 6.8% in 1993 from 9.2% in 1992. The smaller balance reflects the Company's policy, since 1990, of reducing the portfolio in response to general economic as well as market conditions. The decline in portfolio size should reverse in 1994 as the Company is experiencing a substantial increase in demand for loans. Any increase in the portfolio is currently expected to be funded, in substantial part, through borrowings under existing commercial paper arrangements.

Income before taxes declined $2.4 million, or 46%, compared to the prior year. The decrease is principally a result of the smaller client loan portfolio, partially offset by reduced provisions for loan losses.

REAL ESTATE Revenues from Real Estate increased to $9.8 million in 1993 from $9.6 million in 1992, while operating expenses increased slightly. The increase in revenues reflects a higher level of property sales partially offset by lower commission rates. Income before taxes of $2.1 million was unchanged compared to the prior year.

CORPORATE Corporate expenses of $7.4 million in 1993 were $1.2 million higher than 1992. This increase is largely due to an increase in costs associated with severance and worldwide marketing and promotion.

INCOME TAXES The consolidated effective tax rate increased to 40% for the year ended December 31, 1993 from 39% during 1992. The increased tax rate reflects the net impact on the Company of the Omnibus Budget Reconciliation Act of 1993 which was enacted during the third quarter of 1993.

NET INCOME AND EARNINGS PER SHARE Net income for 1993 was $19.3 million, an increase of $15.3 million over 1992. Earnings per share increased $0.28 per share to $0.35 per share in 1993. These increases were driven by the growth in 1993 auction revenue which resulted principally from the increase in the rate of buyer's premium and auction sales compared to 1992. The effect of foreign currency translation on net income and earnings per share was not material.

Results of Operations
Years Ended December 31, 1992 and 1991

AUCTION During 1992, the Company's auction sales increased modestly despite a difficult art market. Auction sales increased $27.2 million, or 2%, to $1,131.6 million for the year ended December 31, 1992. Following is a geographical breakdown of the Company's auction sales for 1992 and 1991:

                            1992             1991


North America          $   551,075     $   504,331
Europe                     531,072         550,382
Asia                        49,454          49,678

Total                  $ 1,131,601     $ 1,104,391

In North America, sales increased $46.7 million, or 9%, indicating that a modest recovery was underway. In Asia, auction sales remained relatively stable, while in Europe sales declined $19.3 million, or 4%. Although concrete signs of recovery were less evident in Europe during 1992, the European art market seemed to be stabilizing as buyers and sellers continued to adjust to new and often lower price levels. The unfavorable impact of translating sales outside North America into U.S. dollars reduced sales by $4.0 million.

Worldwide revenues from Auction increased $7.0 million, or 4%, in 1992. Revenues increased $5.0 million in North America primarily as a result of the growth in auction sales discussed above. In Europe, modest declines in commissions resulting from the lower level of auction sales were more than offset by increases in other auction revenue. Were it not for the unfavorable impact of translating revenues outside North America to U.S. dollars, Auction revenues would have increased $7.9 million.

During 1992, the Company continued to closely monitor costs in a difficult environment, while also responding to future opportunities. Direct costs of services declined $0.3 million in 1992 despite the slight increase in worldwide auction sales. Salaries and related costs increased less than 1% in 1992 (or approximately $0.6 million) as a result of the unfavorable impact of foreign exchange. After eliminating the impact of foreign exchange, salaries and related costs decreased $0.1 million in 1992. The savings achieved reflect the full year impact of 1991 headcount reductions partially offset by nominal salary increases in North America. General and administrative costs increased 2%, or $1.0 million, in 1992; the unfavorable impact of translating these costs to U.S. dollars was responsible for $0.6 million of the increase. The remainder of the increase reflected costs associated with opening three international sales centers in 1992 (Spain, Taiwan and India) and the installation of new computer software. These initiatives were undertaken to enhance the Company's ability to grow in an improving market. Depreciation and amortization expense increased $0.7 million in 1992 due to the amortization of capital improvements made to our London auction facility.

Inventory and other auction-related activities contributed $1.8 million to pre-tax income during 1992, while these activities contributed $15.9 million in 1991. This decrease in income was due primarily to the lower level of earnings generated by AMA.

While signs of improvement were evident in 1992, the Company continued to streamline its operations, with particular emphasis on the European auction operation. A full--scale restructuring was initiated to ensure greater future profitability and $4.9 million was provided for staff termination and other reorganization costs.

Auction recorded an operating loss of $2.0 million in 1992 compared to operating income of $12.1 million in 1991. The $14.1 million decline was largely due to a lower level of earnings from AMA, which accounted for $16.1 million of the decline, and costs associated with restructuring ($4.9 million). While progress was made in returning Europe to profitability in 1992, Europe experienced a $7.9 million auction operating loss before the restructuring charge, as compared to a $17.4 million loss in 1991. Asia's profitability declined, reflecting increased costs associated with the opening of two new Asian sales centers in Taiwan and India.

Interest income in 1992 remained at levels comparable to 1991. Interest expense decreased due to a lower average level of borrowed funds and lower interest rates than in 1991. During 1992, the lower level of borrowings resulted from a smaller worldwide client loan portfolio and reduced borrowings in Europe.

Net interest charged to Financial Services during 1992 represented interest income of $5.4 million on borrowings by Financial Services from Auction. The decrease of $5.1 million, or 49%, compared to 1991 resulted from the lower level of Auction funding required for the smaller loan portfolio and from lower interest rates in 1992 when compared to 1991.

FINANCIAL SERVICES Revenues from Financial Services decreased to $14.5 million in 1992 from $20.6 million in 1991 principally due to decreases in both the average interest rate charged to borrowers and the average size of the client loan portfolio. The average interest rate charged to borrowers decreased to 9.2% in 1992 from 11.4% in 1991 as a result of the changes in the average prime rate for the periods. Average month-end portfolio balances for the years ended December 31, 1992 and 1991 were approximately $163.2 million and $183.9 million, respectively. This decrease reflected the Company's decision to reduce its portfolio during a difficult phase of the art market.

Non-interest related expenses of Financial Services, consisting primarily of salaries and related costs, professional fees and loan loss provisions, increased to $3.9 million in 1992 from $2.3 million in 1991 as a result of increased loan loss reserves. Financial Services recorded income before taxes of $5.2 million for the year ended December 31, 1992 compared to $7.8 million for the prior year.

REAL ESTATE Real Estate's revenues increased $1.8 million, reflecting growth in property sales of $131.5 million. Real Estate recorded income before taxes of $2.1 million for the year ended December 31, 1992 compared to $0.3 million for the prior year. During 1992, operating expenses remained at 1991 levels despite the increased sales activity.

INCOME TAXES The Company's income taxes for the year ended December 31, 1992 decreased $5.9 million to $2.5 million due to lower earnings.

NET INCOME AND EARNINGS PER SHARE Earnings per share decreased $0.18, or 72%, to $0.07 per share in 1992. The percentage decrease in earnings per share was slightly greater than the 70% decrease in net income due to an increase in the number of weighted average shares outstanding.

Liquidity and Capital Resources

The Company's net cash position (cash and cash equivalents less total debt) totaled $53.3 million at December 31, 1993, compared to a net debt position (total debt less cash and cash equivalents) of $5.1 million and $54.4 million at December 31, 1992 and 1991, respectively. The Company's client loan portfolio, consisting of loans which generally have a maturity of one year or less, decreased to $98.4 million at December 31, 1993 from $117.6 million and $190.4 million at December 31, 1992 and 1991, respectively.

The Company relies on internally generated funds and borrowings to meet its financing requirements. The Company may issue up to $200 million of notes pursuant to its U.S. commercial paper program, of which $166 million was available at December 31, 1993. The Company supports any notes issued under this program with lines of credit. The Company has $175 million available under committed Revolving Credit Facilities and $30 million available under short-term lines of credit. Additionally, the Company had a European commercial paper program available during 1993, 1992 and 1991 for the issuance of up to $200 million of notes. This program was discontinued in March of 1994.

Net cash flows provided by operations totaled $71.5 million, $37.7 million and $32.7 million for the years ended December 31, 1993, 1992 and 1991, respectively. During 1993, net repayments on commercial paper borrowings totaled $52.4 million while in 1992 and 1991 net borrowings of commercial paper totaled $3.7 million and $42.7 million, respectively. In addition to cash generated from operations and borrowings under commercial paper arrangements, collections on the client loan portfolio have been a significant source of cash for the Company. The most significant uses of cash were repayments of commercial paper, funding the client loan portfolio and payments of shareholder dividends. In 1993 and 1992 net collections on the client loan portfolio were $16.7 million and $62.8 million, respectively, while in 1991 net funding of the portfolio was $27.9 million. The Company paid dividends to shareholders of $23.2 million in 1993 (of which $8.3 million was declared and paid in 1993 in respect of 1992). During the third quarter of 1993, the Company announced a reduction in the quarterly dividend on common shares to $0.06 per share. In 1992, the Company paid $31.8 million in dividends (of which $7.7 million was declared and paid in 1992 in respect of 1991). In 1991, the Company paid dividends of $48.2 million (of which $25.3 million was declared and paid in respect of 1990). In the first quarter of 1994, the Company declared and paid dividends of $3.3 million in respect of the fourth quarter of 1993.

Capital expenditures, consisting primarily of office and auction facility refurbishment and the acquisition of computer equipment, totaled $8.3 million for 1993, $9.9 million for 1992 and $11.3 million for 1991.

From time to time, the Company has off-balance sheet commitments which include short-term commitments to consignors that property will sell at a minimum price and legally binding lending commitments in conjunction with the client loan program (see Notes D and N to the Consolidated Financial Statements). The Company does not believe that material liquidity risk exists relating to these commitments.

The Company believes that the working capital requirements of AMA will be adequately satisfied by sales of its inventory. In spite of the slowdown in the volume of sales, the Company expects that the sale of the remaining inventory will be a source of cash over the next several years as the art market recovers.

Outlook

The Company is encouraged by the growth in worldwide auction sales during 1993, which has been driven primarily by increased sales of Impressionist and Modern art and exceptional sales of Jewelry. The Company believes that the upward trend in the marketplace established during 1993 is the best indication of a recovery in the art market since the onset of the art market recession. However, 1993 represents the first full year of recovery in the market and 1994 will be a test of the firmness and continuity of that recovery. Additionally, the Company will continue to closely monitor costs in order to ensure increased profitability in the future.

The Company believes that operating cash flows will be adequate to meet normal working capital requirements and that the commercial paper program and credit facilities will continue to be adequate to fund the Company's client loan program, peak working capital requirements and other short-term commitments to consignors.

The Company evaluates, on an ongoing basis, the adequacy of its principal auction premises for the requirements of the present and future conduct of its business. Any significant alteration to these premises may require additional capital resources.

Seasonality

The worldwide art auction market has two principal selling seasons, spring and fall. During the summer and winter, sales are considerably lower. The table below demonstrates that at least 80% of the Company's auction sales are derived from the second and fourth quarters of the year (see Note P to the Consolidated Financial Statements).

                         Percentage of Annual
                            Auction Sales

                    1993       1992         1991

January--March       10%        12%          11%
April--June          38         38           37
July--September       6          8            7
October--December    46         42           45

                    100%       100%         100%



Future Impact of Recently Issued
Accounting Standards

In November of 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits," which will be adopted by the Company in the first quarter of 1994. Adoption of this standard will not have a material impact in the year of adoption or on future results of operations.

In May of 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which must be adopted by the Company by 1995. The impact of implementing the new standard, which the Company expects to adopt effective January 1, 1995, is currently not expected to materially affect the financial statements.

Consolidated Balance Sheets

December 31,                                                                               1993        1992
(Thousands of dollars)

Assets
Current Assets
Cash and cash equivalents                                                            $     91,840   $   85,703
Accounts and notes receivable, net of allowance
 for doubtful accounts of $10,596 and $12,930 -- Note D
 Auction operations                                                                       166,962      164,378
 Finance operations                                                                        98,419      117,600
 Other                                                                                     12,670        9,647

 Total Accounts and Notes Receivable, Net                                                 278,051      291,625
Inventory, net -- Note E                                                                   81,369       87,121
Deferred income taxes -- Note H                                                             8,675        9,991
Prepaid expenses -- Note L                                                                 11,880       13,685

 Total Current Assets                                                                     471,815      488,125

Properties, less allowance for depreciation
 and amortization of $51,100 and $50,916 -- Notes F and I                                  65,078       65,715
Intangible assets, less allowance for
 amortization of $44,464 and $43,510                                                       29,633       31,789
Other assets -- Note M                                                                     11,345        9,770

 Total Assets                                                                          $  577,871   $  595,399
Liabilities and Shareholders' Equity
Current Liabilities
Due to consignors -- Note D                                                             $  205,873   $ 171,335
Short-term borrowings -- Note G                                                              4,583       4,460
Accounts payable and accrued liabilities -- Note E                                          95,043      87,106
Deferred revenues                                                                            6,165       6,169
Accrued income taxes -- Note H                                                              36,187      40,429

 Total Current Liabilities                                                                 347,851     309,499
Long-term Liabilities
Commercial paper -- Note G                                                                  34,000      86,400
Other long-term obligations -- Note H                                                        1,388       1,305
 Total Liabilities                                                                         383,239     397,204

Shareholders' Equity -- Notes J and N:
Common stock, $.10 par value:
 Authorized shares -- 125,000,000 of Class A and 75,000,000 of Class B
 Issued and outstanding shares 35,399,497 and 33,231,485 of Class A, and 20,096,469 and 21,600,497 of Class B at December 31, 1993
 and 1992, respectively                                                                      5,550       5,483
Additional paid-in capital                                                                  80,509      77,594
Retained earnings                                                                          129,637     133,542
Foreign currency translation adjustments                                                   (21,064)    (18,424)

 Total Shareholders' Equity                                                               194,632      198,195
 Total Liabilities and Shareholders' Equity                                            $  577,871   $  595,399


See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income
Year ended December 31,

                                                                            1993           1992        1991
(Thousands of dollars, except per share data)
AUCTION
Revenues                                                                 $  234,972    $  200,883   $  193,905

Direct costs of services                                                    (47,352)      (50,556)     (50,826)
Salaries and related costs -- Note L                                        (79,030)      (74,763)     (74,189)
General and administrative expenses -- Note I                               (68,391)      (66,742)     (65,721)
Depreciation and amortization                                                (7,846)       (7,731)      (6,986)
Operating income (loss) before inventory and other
 auction-related activities and restructuring charge                         32,353         1,091       (3,817)
Income (loss) from inventory and other auction-
 related activities -- Notes B and E                                           (887)        1,771       15,896
Restructuring charge -- Note K                                                             (4,855)

Operating income (loss) -- Auction                                           31,466        (1,993)      12,079

Interest income                                                               5,082         6,786        7,190
Interest expense -- Note G                                                   (4,281)       (6,156)     (10,846)
Net interest charged to Financial Services -- Note C                          1,966         5,384       10,473

Income before taxes -- Auction                                               34,233         4,021       18,896
FINANCIAL SERVICES
Revenues                                                                      7,600        14,462       20,620
General and administrative expenses                                          (2,831)       (3,867)      (2,340)
Net interest expense from Auction -- Note C                                  (1,966)       (5,384)     (10,473)
Income before taxes -- Financial Services                                     2,803         5,211        7,807

REAL ESTATE
Revenues                                                                      9,758         9,625        7,833
Operating expenses                                                           (7,687)       (7,534)      (7,521)
Income before taxes -- Real Estate                                            2,071         2,091          312

Corporate operating expenses                                                 (7,370)       (6,177)      (5,545)
Other non-operating income                                                      420         1,345           28
CONSOLIDATED
Revenues                                                                    252,330       224,970      222,358

Operating income (loss)                                                      28,970          (868)      14,653
Net interest income (expense)                                                 2,767         6,014        6,817
Other non-operating income                                                      420         1,345           28
Income before taxes                                                          32,157         6,491       21,498
Income taxes -- Note H                                                      (12,863)       (2,531)      (8,384)

Net Income                                                               $   19,294    $    3,960   $   13,114
Earnings Per Share                                                       $    0.35     $     0.07   $     0.25



See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Changes in Shareholders' Equity

                                                                                                       Foreign
                                                                         Additional                    Currency
                                                                Common      Paid-in      Retained   Translation
                                                                 Stock      Capital      Earnings   Adjustment
(Thousands of dollars)
Balance at December 31, 1990                                $    5,046   $   60,689    $  196,416   $   16,048
Stock options exercised                                            105        1,521
Tax benefit associated with exercise
 of stock options                                                             2,082
Foreign currency translation                                                                              (505)
Net income                                                                                 13,114
Dividends                                                                                 (48,188)
Balance at December 31, 1991                                $    5,151   $   64,292    $  161,342   $   15,543

Stock options exercised                                            332        4,748
Tax benefit associated with exercise
 of stock options                                                             8,554
Foreign currency translation                                                                           (33,967)
Net income                                                                                  3,960
Dividends                                                                                 (31,760)

Balance at December 31, 1992                                $    5,483   $   77,594    $  133,542   $  (18,424)
Stock options exercised                                             67        1,985
Tax benefit associated with exercise
 of stock options                                                               930
Foreign currency translation                                                                            (2,640)
Net income                                                                                 19,294
Dividends                                                                                 (23,199)
Balance at December 31, 1993                                    $5,550   $   80,509    $  129,637   $  (21,064)



See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Year ended December 31,                                                        1993          1992         1991
(Thousands of dollars)

Operating Activities:
Net income                                                               $   19,294    $    3,960   $   13,114
Adjustments to reconcile net income to net cash provided by
 operating activities before working capital items:
 Depreciation and amortization                                                8,294         8,172        7,429
 Deferred income taxes                                                        1,227        (1,662)     (19,398)
 Tax benefit of stock option exercises                                           930         8,554        2,082
 Asset provisions                                                             9,554         6,147       10,762
 Other                                                                         (428)         (557)        (777)
 Net cash provided by operating activities before working capital
items                                                                        38,871        24,614       13,212
Working capital items net of effects from business acquired:
 Decrease (increase) in prepaid expenses                                      1,805         1,904       (2,999)
 Decrease (increase) in accounts receivable                                  (9,079)       29,742      121,468
 Decrease in inventory                                                        1,698        12,311       23,890
 Increase (decrease) in due to consignors                                    34,538        (8,781)    (124,346)
 Increase (decrease) in income taxes payable                                 (4,242)       (8,540)      12,866
 Increase (decrease) in other current liabilities                             7,932       (13,524)     (11,358)

 Net cash provided by operating activities                                   71,523        37,726       32,733

Investing Activities:
Finance operation loans                                                    (119,915)      (49,965)    (141,009)
Collections on finance operation loans                                       136,581       112,794      113,084
Capital expenditures                                                         (8,344)       (9,924)     (11,280)
Payment for business acquired, net of cash acquired -- Note O                               1,146
Increase in investment in affiliate                                                         (1,394)

 Net cash provided (used) by investing activities                             8,322        52,657      (39,205)

Financing Activities:
Increase (decrease) in commercial paper                                     (52,400)        3,730       42,670
Increase (decrease) in short-term borrowings                                    114       (10,615)     (15,332)
Proceeds from exercise of stock options                                       2,052         5,080        1,626
Dividends paid                                                              (23,199)      (31,760)     (48,188)

 Net cash used by financing activities                                       (73,433)      (33,565)     (19,224)
Effect of exchange rate changes on cash                                        (275)      (14,383)       2,564

 Increase (Decrease) in Cash and Cash Equivalents                             6,137        42,435      (23,132)
Cash and Cash Equivalents at Beginning of Year                               85,703        43,268       66,400
 Cash and Cash Equivalents at End of Year                                $   91,840    $   85,703   $   43,268

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note A-Organization and Business

The primary line of business of Sotheby's Holdings, Inc. and Subsidiaries (the "Company") is conducting auctions and private sales of fine art, jewelry and decorative art. Auction activities occur primarily in New York and London, but are also conducted elsewhere in North America, Europe and Asia. In addition, the Company is engaged in art-related financing and in marketing and brokering luxury real estate.

Note B-Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of Sotheby's Holdings, Inc. and its wholly-owned subsidiaries.

Revenue Recognition - Auction commission revenue is generally recognized at the date of the related sale. Financial Services interest income is recognized using the interest method. Commissions on real estate transactions are recognized when received. Catalogue subscription revenue is recognized over the twelve-month period of the subscription from the date of receipt of the proceeds. Other revenue is recognized at the time service is rendered by the Company.

Properties - Properties, consisting primarily of buildings and improvements, furniture and fixtures and equipment, are stated on the basis of cost. Depreciation is computed principally on the straight-line method over estimated useful lives for financial reporting purposes and by accelerated methods for income tax purposes. Leaseholds and leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement. Amortization of leased assets is included in depreciation and amortization expense.

General and administrative expenses include repairs and maintenance and the cost of computer software in the year of purchase.

Direct Costs of Services - Direct costs of services primarily include the costs of obtaining and marketing property for auctions.

Income (Loss) from Inventory and Other Auction-Related Activities - These activities include net gains on sales of inventories, including the Company's share of earnings from the sale of inventory through the Acquavella Modern Art Partnership ("AMA"), income earned from guarantees and provisions for writedowns of inventories to estimated realizable value.

Cash Equivalents - Cash equivalents are liquid investments, comprised primarily of bank and time deposits with an original maturity of less than three months. These investments are carried at cost, which approximates market value.

Financial Instruments - The carrying amounts of cash and cash equivalents, accounts receivable, short-term borrowings, due to consignors, accounts payable and accrued liabilities, and commercial paper are a reasonable estimate of their fair value. The fair value of notes receivable from finance operations is estimated using the current rates at which similar loans would be made to borrowers for the same remaining maturities.

Inventory - Inventory consists of objects obtained as a result of the auction process and artwork acquired through the purchase of the Pierre Matisse Gallery Corporation (see Note E). Inventory is valued at the lower of cost or management's estimate of realizable value.

Intangible Assets - Intangible assets include goodwill, lease rights and subscriber lists. Goodwill is being amortized over forty years. The amounts assigned to the other intangible assets are amortized on a straight-line basis over periods not to exceed twenty-five years.

Earnings Per Share - Earnings per share is based on the weighted average number of outstanding shares of common stock and common stock equivalents (stock options). Weighted average number of shares for the earnings per share computation were as follows: 1993-55,861,424; 1992-54,387,412; and 1991-53,308,745. Fully diluted earnings per share, assuming the maximum dilutive effect of stock options, has not been presented because the effects are not material. Weighted average number of shares for the fully diluted earnings per share computation were as follows: 1993-55,909,007; 1992-54,393,960; and
1991-53,317,634.

Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated at year-end rates of exchange. Income statement amounts are translated using monthly average exchange rates for the year. Gains and losses resulting from translating foreign currency financial statements are accumulated in a separate component of shareholders' equity until the subsidiary is sold or substantially liquidated.

Reclassifications - Certain amounts in the 1992 and 1991 financial statements have been reclassified to conform with the 1993 presentation.

Note C-Business Segment and Geographic Data

The Company operates in three business segments -- Auction, Financial Services and Real Estate. Through its Auction segment, the Company conducts auctions and private sales of fine art, jewelry and decorative art. Through its Financial Services segment, the Company makes loans on a regular basis to consignors, dealers and collectors. Through its Real Estate segment, the Company is engaged in marketing and brokering luxury real estate.

Certain industry segment information relating to operating revenues and profitability required to be included pursuant to Statement of Financial Accounting Standards ("SFAS") No. 14 is included in the consolidated statements of income. In the consolidated statements of income, income before taxes for Financial Services and Real Estate is also operating income as defined by the Statement.

Financial Services recognizes revenue at the contractual rates for loans and advances. For special financing arrangements with below market interest rates, Auction is charged the differential and Financial Services realizes rates approximating market. Financial Services reports interest expense at a rate of interest approximating the Company's actual short-term borrowing rates. Amounts borrowed from Auction are based on the average loan portfolio balance less an assumed level of capital in Financial Services.

In the Consolidated Financial Statements, the captions identifying intersegment transactions represent interest on borrowings by Financial Services from Auction and interest on special financing programs charged by Financial Services to Auction.

A summary of information about the Company's operations by business segment and by geographic area follows:

Business Segment Data

December 31,               1993       1992       1991
(Thousands of dollars)

Identifiable Assets

Auction                $463,119   $461,153   $463,059
Financial Services       98,419    117,600    190,400
Real Estate               1,513      2,483      2,511
Corporate                14,820     14,163     14,730

 Total                 $577,871   $595,399   $670,700

Depreciation and Amortization

Auction                $  7,846   $  7,731   $  6,986
Real Estate                 186        179        181
Corporate                   262        262        262

 Total                 $  8,294   $  8,172   $  7,429

Capital Expenditures

Auction                $  8,099   $  9,596   $ 11,224
Real Estate                 245        328         56

 Total                 $  8,344   $  9,924   $ 11,280



Geographic Data In the following table (which includes Auction, Financial Services, Real Estate and Corporate), North America includes the United
States and Canada; Europe includes the United Kingdom, Ireland and continental Europe; and Asia primarily includes operations in Hong Kong, Taiwan, Japan and Australia.



Year ended December 31,    1993       1992       1991
(Thousands of dollars)

Revenues

North America          $127,813   $108,722   $107,667
Europe                  116,396    107,647    106,718
Asia                      8,121      8,601      7,973

 Total                 $252,330   $224,970   $222,358

Operating Income (Loss)

North America          $ 26,081   $ 13,577   $ 29,804
Europe                   11,003     (8,229)   (10,884)
Asia                       (744)       (39)     1,278
Corporate                (7,370)    (6,177)    (5,545)

 Total                 $ 28,970   $   (868)  $ 14,653

Identifiable Assets


North America          $309,876   $309,987   $366,935
Europe                  258,883    272,039    293,754
Asia                      9,112     13,373     10,011

 Total                 $577,871   $595,399   $670,700

Note D-Accounts and Notes Receivable and  Due to Consignors

Accounts and notes receivable consist of the following:

December 31,                          1993       1992

(Thousands of dollars)
Auction operations:

 Auction receivables              $170,490   $166,777
 Advances for consignors             2,201      5,241

 Other receivables                     767        457
 Allowance for doubtful accounts    (6,496)    (8,097)

                                   166,962    164,378
Finance operations:
 General purpose secured loans      61,366     89,124
 Cash advances to consignors        30,667     22,024
 Other guaranteed loans             10,000     10,206
 Allowance for doubtful accounts    (3,614)    (3,754)

                                    98,419    117,600
Other:
 Other receivables                  13,156     10,726
 Allowance for doubtful accounts      (486)    (1,079)
                                    12,670      9,647

 Total                            $278,051   $291,625


Auction receivables included $5.3 million and $1.8 million at December 31, 1993 and 1992, respectively, relating to the purchase of art objects at auction by employees, officers, directors and other related parties.

Under the standard terms and conditions of the Company's auction sales, the Company is not obligated to pay consignors if it has not been paid by the purchaser. If the purchaser defaults on payment, the Company may cancel the sale and return the property to the owner, re-offer the property at public auction or contact other bidders to negotiate a private sale.

In certain situations, when the purchaser takes possession of the property before payment is made, the Company is liable to the seller for the net sale proceeds. As of December 31, 1993 and 1992, accounts and notes receivable included approximately $80.1 million and $41.4 million, respectively, of such sales. Amounts outstanding in the prior year which remained outstanding at December 31, 1993 totaled $1.2 million. Management believes that adequate allowances have been established to provide for potential losses on these amounts.

The average interest rates charged on finance receivables were 6.8% and 9.2% at December 31, 1993 and 1992, respectively.

The estimated fair value of finance receivables was $97.2 million and $117.2 million at December 31, 1993 and 1992, respectively.

In May of 1993, the Financial Accounting Standards Board ("FASB") issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which must be adopted by the Company by 1995. Under SFAS No. 114, impairment is generally measured based on the present value of expected future principal and interest cash flows, discounted at the loan's effective interest rate, and a valuation allowance is established relating to those impaired loans. Impairment may also be measured based on the fair value of the collateral, if the loan is collateral dependent. A loan is considered impaired under the Statement when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. Presently, credit losses on the client loan portfolio are accounted for through the allowance for doubtful accounts, which is adequate to absorb losses inherent in this portfolio. The impact of implementing the new standard, which the Company expects to adopt effective January 1, 1995, currently is not expected to materially affect the financial statements.

Note E-Inventory

Inventory at December 31, 1993 and 1992 consists of objects obtained as a result of the auction process ($17.4 million and $22.7 million, respectively) and artwork acquired through the purchase of the Pierre Matisse Gallery Corporation ("Matisse") ($64.0 million and $64.4 million, respectively).

Objects are obtained through the auction process primarily as a result of honoring authenticity claims of purchasers, foreclosing on accounts receivable after the consignor has been paid and purchasing property at the minimum price assured by the Company.

On May 23, 1990, the Company purchased the common stock of Matisse for approximately $153.1 million. The assets of Matisse consisted of a collection of fine art (the "Matisse inventory"). Upon consummation of the purchase, the Company contributed the Matisse inventory to AMA and entered into the AMA partnership agreement with Acquavella Contemporary Art, Inc. to sell the Matisse inventory. Since the Company's investment in the partnership is represented by the estimated fair value of the contributed inventory, this investment is reflected as inventory (at its net realizable value) in the Consolidated Financial Statements. According to the terms of the partnership agreement, each partner has a 50% interest in the earnings of AMA and all cash available for distribution will be initially distributed to the Company until the Company receives $270.3 million, together with a return equal to the prime rate (as defined). Thereafter, cash distributions will be made on a 50-50 basis. To the extent that the partnership requires working capital, the Company has agreed to lend the same to the partnership.

During the years ended December 31, 1993, 1992 and 1991, proceeds from the sale of the Matisse inventory received by AMA totaled $2.6 million, $6.8 million and $84.7 million, respectively, resulting in gains to the Company, net of assumed tax liabilities, of $0.9 million, $1.7 million and $17.8 million, respectively. These gains are included in income from inventory and other auction-related activities in the Consolidated Financial Statements.

Cash distributed to the Company in accordance with the partnership agreement totaled $278.5 million through December 31, 1993. Amounts distributed to the Company in excess of the cost of the inventory sold plus related income taxes and profits are included in accounts payable and accrued liabilities. Such amounts totaled $36.3 million and $37.5 million as of December 31, 1993 and 1992, respectively.

The inventory and related allowances to adjust the cost of inventory to management's estimated realizable value is as follows:

December 31,                          1993       1992

(Thousands of dollars)

Inventory, at cost                $ 95,703   $105,758
Realizable value allowances        (14,334)   (18,637)

Total                             $ 81,369   $ 87,121


Note F-Properties

Properties consist of the following:

December 31,                          1993     1992
(Thousands of dollars)
Land                              $    170   $    170
Building and
 building improvements              32,000     32,934
Leaseholds and
 leasehold improvements             34,480     32,503

Furniture, fixtures and equipment   44,887     44,537
Other                                4,641      6,487

                                   116,178    116,631

Less: Accumulated depreciation     (51,100)   (50,916)
 Total                            $ 65,078   $ 65,715

Note G-Credit Arrangements

Short-term borrowings consist of the following:

December 31,                          1993       1992

(Thousands of dollars)

Other bank lines of credit       $   1,238    $   1,293
Notes payable                        3,336        3,060
Other short-term obligations             9          107

 Total                            $  4,583    $   4,460

Other Bank Lines of Credit - At December 31, 1993 and 1992, $1.2 million and $1.3 million, respectively, were outstanding under lines of credit at weighted average interest rates of 10.84% and 9.39%, respectively.
In addition, at December 31, 1993 and 1992, the Company had $30.0 million available under short-term lines of credit.

Notes Payable - York Avenue Development, Inc. ("York") has signed a demand note payable to Taubman York Avenue Associates, Inc. (see Note
I). The note bears interest at prime +1% and is nonrecourse to the Company or any of its subsidiaries in the event of default by York.

Commercial Paper - Subject to the covenants of the Revolving Credit Facilities discussed below, the Company may issue up to $200 million in notes under its U.S. commercial paper program. At December 31, 1993 and 1992, commercial paper borrowings amounting to $34.0 million and $86.4 million, respectively, have been classified on the consolidated balance sheets as long-term liabilities based on the Company's intent and ability to maintain or refinance these obligations on a long-term basis. The notes do not bear interest but are issued at a discount, which is negotiated by the Company and purchaser prior to each issuance. The weighted average interest rates on these notes was 3.54% and 4.04% at December 31, 1993 and 1992, respectively. During 1993 and 1992, the Company had a Euro-commercial paper program available to issue up to $200 million in notes. This program was discontinued in March of 1994.

Revolving Credit Facilities - The Company has a $75 million Revolving Credit Facility ("Revolver") available. Borrowings under the Revolver are permitted through December 31, 1994. Borrowings are at one of several interest rates, at the option of the Company. Interest rates are based on the prime rate, a LIBOR-based rate, a CD-based rate or a money-market rate. Commitment fees on the unused portion of the Revolver were 0.19% in 1993, 1992 and 1991. Fees totaled $0.1 million for each of the years ended December 31, 1993, 1992 and 1991.

The Company has separate and conforming Revolving Credit Agreements ("Revolver II") with five banks for a total of $100 million, with maturity dates ranging from one to two years. Similar to the Revolver, borrowings are at one of several interest rates, at the option of the Company. Commitment fees on the unused portion of Revolver II were 0.25% in 1993, 1992 and 1991. Fees totaled $0.3 million, $0.2 million and $0.1 million for the years ended December 31, 1993, 1992 and 1991, respectively.

The Revolving Credit Facilities contain financial and business covenants that include limitations on the Company's capital expenditures and its ability to incur debt, a minimum ratio of consolidated earnings before interest and taxes to interest expense and, in the case of the Revolver only, an event of default if there are defaults in the repayment of advances to clients aggregating more than $15 million. The Company is permitted to pay dividends. However, the Company's consolidated tangible net worth, as defined, may not be less than $100 million plus $10 million times the number of years elapsed since December 31, 1989. At December 31, 1993 and 1992, consolidated tangible net worth was $187.6 million and $186.3 million, respectively.

Interest paid on borrowings totaled $4.5 million, $6.2 million and $10.8 million in the years ended December 31, 1993, 1992 and 1991, respectively.

Note H-Income Taxes

Year ended December 31,    1993       1992       1991

(Thousands of dollars)

Income Before Taxes:

Domestic               $ 17,180   $  8,981   $ 33,123

Foreign                  14,977    (2,490)    (11,625)

 Total                 $ 32,157   $  6,491   $ 21,498

Income Taxes:
Current:

Federal                $  3,877   $  2,450   $ 30,561
State and local           3,340        998      3,372
Foreign                   4,419        745    (6,151)

                       $ 11,636   $  4,193   $ 27,782
- -----------------------------------------------------
Deferred:
Federal                   1,227        850    (19,267)

Foreign                             (2,512)      (131)
                          1,227     (1,662)   (19,398)

 Total                 $ 12,863   $  2,531   $  8,384
- -----------------------------------------------------

Deferred income taxes result from the tax effects of items reported in different periods for tax and financial reporting purposes. These items for 1992 and 1991 are as follows:

Year ended December 31,               1992       1991

(Thousands of dollars)

Deferred Federal Income Taxes:

Taxable partnership income
 in excess of book                $  (145)   $ (20,186)

General accrued liabilities           158
Bonus                                 953          946

All other items                      (116)         (27)

                                       850     (19,267)

Deferred Foreign Income Taxes:

Tax loss carryforwards             (2,512)
All other items                                   (131)

                                   (2,512)        (131)

 Total                            $(1,662)   $ (19,398)

As required by SFAS No. 109, the components of deferred income tax assets and liabilities are disclosed below:

December 31,                          1993       1992

(Thousands of dollars)

Current Deferred Tax Assets:

Taxable loss carryforwards        $  2,874   $  2,874

Asset provisions and
 accrued liabilities                 5,801      7,117

 Total                            $  8,675   $  9,991


Current Deferred Tax Liability:

Basis difference in
 purchased inventory              $ 16,039   $ 16,039

Noncurrent Deferred Tax
Liability:

Depreciation                      $  1,167   $  1,256

The effective tax rate varied from the statutory rate as follows:


Year ended December 31,    1993       1992     1991

(Thousands of dollars)

Statutory federal income
 tax rate                  35.0%      34.0%     34.0%

State and local taxes,
 net of federal tax
 benefit                    6.8       10.1      10.4

Foreign taxes at rates less
 than U.S. rates           (2.6)     (14.2)    (10.8)

Taxable foreign source
 income                     4.9        6.6       4.1

Other                      (4.1)       2.5       1.3


 Effective income tax rate 40.0%      39.0%     39.0%
- -----------------------------------------------------

Undistributed earnings of foreign subsidiaries included in consolidated retained earnings at December 31, 1993 and 1992 amounted to $15.3 million and $14.3 million, respectively. Such amounts are considered to be reinvested indefinitely or will be distributed from income that would not incur a significant tax consequence and, therefore, no provision has been made for taxes that would be payable upon distribution of these earnings.

Total income tax payments, net of refunds, during 1993, 1992 and 1991 were $9.2 million, $5.2 million and $36.5 million, respectively.

Taxing authorities periodically challenge positions taken by the Company on its tax returns. On the basis of information presently available, it is the opinion of management that any assessments resulting from current tax audits will not have a material effect on the financial position of the Company.

In 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 establishes financial accounting and reporting standards for the effects of income taxes that result from activities during the current and preceding years. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes. It also requires the Company to adjust its deferred tax balances in the period of enactment for the effect of enacted changes in tax rates. The effect of this change was not material for the year ended December 31, 1992.

Note I-Lease Commitments

The Company conducts its business on premises leased in various locations under long-term operating leases expiring through 2060. Net rental payments under operating leases amounted to $11.1 million, $12.0 million and $11.4 million, respectively, for the years ended December 31, 1993, 1992 and 1991.

Properties under capital leases, which relate primarily to computer and office equipment, are not material. Future minimum lease payments under noncancelable operating leases in effect at December 31, 1993 are as follows:

Operating Leases

(Thousands of dollars)

1994                                         $  8,216
1995                                            7,427
1996                                            6,415
1997                                            4,877
1998                                            3,933
Thereafter                                     49,652

Total future minimum lease payments          $ 80,520

In addition to the above rentals, under the terms of certain of the leases, the Company pays real estate taxes, utility costs and other increases based on a price-level index.

Operating leases include a lease expiring in 2009 (which can be extended until 2039) on the North American headquarters building in New York City (the "York Property"). York Avenue Development, Inc. ("York"), a wholly-owned subsidiary of Sotheby's, Inc. (itself a wholly-owned subsidiary of the Company), holds a purchase option on the York Property. The option can be exercised anytime until January 31, 1999 for ten times the rent at the date the option is exercised plus a profit--sharing arrangement of from $5 million to $10 million, or at defined dates in 1999, 2004 and 2009 for ten times the rent at the date the option is exercised, subject to certain limitations.

The Company has reached an agreement with Taubman York Avenue Associates, Inc. ("Associates") under which Associates will assist York in developing and financing a new mixed-use tower (the "New Tower") over the existing four-story building on the York Property, if the Company chooses to develop the New Tower. Associates is controlled by the largest shareholder and Chairman of the Company. Under the
Agreement:

(i) York will be responsible at its sole cost and expense for developing the New Tower (but without recourse to the Company or any of its other subsidiaries);

(ii) The investment of Sotheby's, Inc. in the development of the New Tower will be limited to its pre-development costs, which totaled $2.8 million at December 31, 1993;

(iii) Associates will lend funds and provide certain guarantees, including guarantees that may be required by any construction lender in order to provide the necessary resources for the development of the New Tower; and

(iv) York will indemnify Associates against liabilities arising from the construction of the New Tower and any guarantees given by Associates.

If the New Tower is developed, under the agreement with Associates, Sotheby's, Inc. will either acquire a condominium to be composed of the existing building and the first floor of the New Tower (the "Condominium") for $1.00 or lease the Condominium from York for $1.00 per year under a long-term lease. In addition, York is entitled to receive 10% of the first $15.0 million of the cash profits plus 25% of any cash profits in excess of $15.0 million from the development of the New Tower. Associates will receive the remainder of the cash profits from the development of the New Tower.

If construction does not begin on or before September 30, 1997, Associates' arrangements with Sotheby's Inc. and York will terminate.

Note J-Shareholders' Equity

Common Stock and Public Offering - Effective May 13, 1988, 11,006,214 shares of Class A Common Stock were sold in an initial public offering. Effective June 30, 1992, an additional 11,000,000 shares of Class A Common Stock were sold in a secondary public offering. All proceeds from the sales were received by the selling shareholders in exchange for the shares sold. The Class A Common Stock is traded on stock exchanges in both the United States and the United Kingdom.

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. Both classes of Common Stock share equally in dividend distributions.

Preferred Stock - In addition to Class A and B Common Stock outstanding, the Company has the authority to issue 50,000,000 shares of Preferred Stock, no par value. No such shares were issued and outstanding at December 31, 1993 and 1992.

1987 Stock Option Plan - At December 31, 1993, the Company has reserved 10,039,000 shares of Class B Common Stock for issuance in connection with the 1987 Stock Option Plan (the "Plan").

Pursuant to the Plan, options are granted with an exercise price equal to or greater than fair market value at the date of grant. For options granted through September 1992, options vest and become exercisable ratably during each of the fourth, fifth and sixth years after the date of grant. For options granted subsequent to September 1992, options vest and become exercisable ratably in each of the second, third, fourth, fifth and sixth years after the date of grant (except in the U.K. where options vest three-fifths in the fourth year and one-fifth in each of the fifth and sixth years after the date of grant). The options are exercisable into shares of Class B Common Stock, which are either authorized but unissued shares or reacquired shares. The shares of Class B Common Stock issued upon exercise are convertible into an equivalent number of shares of Class A Common Stock. Under the current rules of the New York Stock Exchange, substantially all options granted after April 1988 may only be exercised if the optionee agrees to convert Class B shares to Class A shares.

At December 31, 1993 and 1992, there were outstanding options for the purchase of 5,229,977 and 3,817,659 shares, respectively, at prices ranging from $1.50 to $22.62 per share. Stock option transactions during 1993, 1992 and 1991 are summarized as follows (shares in thousands):

          Shares Reserved for    Options Outstanding

      Issuance under the Plan    Shares         Prices

Initial grant

 September 1, 1987     12,507    7,628          $1.50

Balance at
 December 31, 1990     11,073    7,391    $1.50-22.62

Options granted                    160   $10.50-13.75
Options canceled                  (147)   $1.50-12.19
Options exercised      (1,045)  (1,045)   $1.50-12.19
Balance at
 December 31, 1991     10,028    6,359    $1.50-22.62

Options granted                    919   $10.62-13.25
Options canceled                  (136)   $1.50-13.25
Options exercised      (3,325)  (3,325)   $1.50-12.19

Balance at
 December 31, 1992      6,703    3,817    $1.50-22.62

Options granted                  2,350   $12.50-13.38
Options canceled                 (273)   $10.50-15.50
Options exercised       (664)    (664)    $1.50-13.38
Increase in shares
 reserved              4,000

Balance at
 December 31, 1993    10,039    5,230    $1.50-22.62

In January 1994, the Company approved an additional aggregate grant of 843,000 options pursuant to the 1987 stock option plan.

Stock Repurchase Program During 1990, the Company authorized a stock repurchase program (the "repurchase program") to acquire up to 3,000,000 shares of its outstanding Class A common stock through open market or other transactions. As of December 31, 1993 one million shares have been repurchased under this program.

Note K-Restructuring Charge

During 1992, the Company incurred costs in its auction operations as a result of restructuring activities. These included termination costs related to staff reductions ($3.2 million), reorganization costs ($1.2 million) and lease cancellations and accelerated depreciation of capital improvements ($0.5 million).

Note L-Pension and Incentive Bonus Arrangements

The Company has a U.S. defined contribution plan that covers employees after 90 days of service. The Company contributes 2% of each participant's compensation to the plan. In addition, participants may elect to contribute between 2% and 12% of their compensation, up to the maximum amount allowable under IRS regulations, on a pre-tax basis. Employee savings are matched by a Company contribution of up to an additional 3% of the participant's compensation. The Company's contributions amounted to $1.4 million, $1.2 million and $1.0 million for the years ended December 31, 1993, 1992 and 1991, respectively.

The Company also has a defined benefit pension plan covering employees in the United Kingdom. The U.K. pension plan covers substantially all U.K. employees and contributions to the plan are funded annually.

The components of the net pension expense for this pension plan follow:

Year ended December 31,    1993       1992       1991

(Thousands of dollars)

Service cost           $  2,582   $  3,472   $  2,731

Interest cost on
 projected benefit
 obligations              4,546      5,317      4,347

Actual return on plan
 assets                 (20,327)    (2,504)   (15,694)

Net amortization and
 deferral                14,105     (4,331)     9,943

Net pension expense    $    906   $  1,954   $  1,327


The funded status of the plan is as follows:

December 31,                               1993          1992

(Thousands of dollars)

Accumulated vested
 benefit obligations                     $ 54,609   $ 45,921

Effect of future salary increases           6,832     10,026

Total projected benefit obligations        61,441     55,947

Plan assets at fair market value,
 primarily stocks and bonds                79,566     62,543

Excess of plan assets over
 projected benefit obligations             18,125      6,596

Unrecognized net transition asset          (3,978)    (4,520)

Unrecognized net gain                     (11,815)      (100)

Prepaid pension cost recognized in
 consolidated balance sheet              $  2,332   $  1,976


The weighted-average discount rate used in determining actuarial values for the U.K. pension plan was 7.5% in 1993 and 8.5% in 1992; the increase in future compensation levels was 7.0% in 1993 and 8.0% in 1992; and the expected weighted-average long-term rate of return on plan assets was 9.0% in 1993 and 9.5% in 1992.

In November of 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which will be adopted by the Company in the first quarter of 1994. Under SFAS No. 112, employers must recognize the cost of benefits provided to former or inactive, but not retired, employees when an event occurs indicating payment of benefits is probable. If the benefits accumulate or vest, the cost must be recognized over the active service life of the employee. The Company's postemployment benefits, including salary continuation and health care insurance for disabled employees, do not accumulate or vest and are currently recognized when benefits are paid or funded. Adoption of this standard will not have a material impact in the year of adoption or on future results of operations.

Note M-Related Party Transactions

Members of the Board of Directors, the Advisory Board and employees are not charged the vendor's commission on property sold at auction for their benefit. In addition, the Company has a term loan program whereby the Company lends money to certain officers and staff to purchase a residence under term notes bearing interest at an annual rate equal to the prime rate minus 1-2%. This program is available to employees at the Company's discretion. Outstanding under this program were loans amounting to $4.2 million and $3.0 million at December 31, 1993 and 1992, respectively. See Notes G, N and I for additional related party disclosure.


Note N-Commitments and Contingencies

Legal Actions - The Company, in the normal course of business, is a defendant in various legal actions.

Lending and Other Contingencies - In conjunction with the client loan program, the Company enters into legally binding arrangements to lend, on a collateralized basis, to potential consignors and other individuals who have collections of fine art or other objects. Unfunded commitments to extend additional credit were approximately $9.9 million and $27.1 million at December 31, 1993 and February 28, 1994, respectively.

In certain instances, consignor advances are made with recourse limited only to the works of art consigned for sale and pledged as security for the loan, or with recourse limited to the consigned works and to other works of art owned by the consignor but not pledged as security. As of February 28, 1994, $11.5 million of these consignor advances were outstanding.

The Company has a mortgage guarantee program whereby the employee borrows from a bank on a demand basis and pays an annual interest rate equal to the prime rate. All of the repayment obligations of the employee are guaranteed by the Company. These obligations totaled $2.0 million at December 31, 1993 and February 28, 1994.

In the opinion of management, the commitments and contingencies described above currently are not expected to have a material adverse effect on the Company's financial statements.

Note O-Supplemental Cash Flow Information

In 1992, the Company purchased a business for $4.8 million. In conjunction with the acquisition, liabilities were assumed as follows (in thousands):

Fair value of assets acquired                $ 12,620
Cash paid                                       4,845
Liabilities assumed                          $  7,775

Note P-Quarterly Results (Unaudited)

                                                                First        Second        Third        Fourth
(Thousands of dollars)

1993
AUCTION
Auction sales                                               $  129,585   $  505,653    $   84,667   $  605,429
Revenues                                                        31,882       82,637        20,768       99,685
Operating income (loss)                                        (9,600)       27,035       (21,184)      35,215
Income (loss) before taxes                                     (8,620)       27,636       (20,409)      35,626
FINANCIAL SERVICES
Revenues                                                         2,305        1,732         1,760        1,803
Income before taxes                                                920          525           726          632

REAL ESTATE
Revenues                                                         2,359        3,035         2,152        2,212
Income before taxes                                                486          880           433          272

Corporate operating expenses                                    (1,639)      (1,418)       (2,049)      (2,264)
Other non-operating income (expense)                               345          (36)          108            3

CONSOLIDATED
Operating income (loss)                                         (9,833)       27,022      (22,074)       33,855
Income (loss) before taxes                                      (8,508)       27,587      (21,191)       34,269
Net Income (Loss)                                            $  (5,190)   $   16,637    $ (12,714)   $   20,561
Earnings (Loss) Per Share                                    $   (0.09)   $     0.30    $   (0.23)   $     0.36

1992
AUCTION

Auction sales                                                $ 141,359    $  426,353    $  88,729   $   475,160
Revenues                                                        30,423       70,592        20,534       79,334
Operating income (loss)                                       (10,505)       17,375      (24,617)       15,754
Income (loss) before taxes                                     (9,816)       18,869      (23,088)       18,056
FINANCIAL SERVICES
Revenues                                                         4,176        4,214         3,291        2,781
Income before taxes                                              1,801           15         1,811        1,584

REAL ESTATE

Revenues                                                         1,770        3,096         2,420        2,339
Income before taxes                                                  1          912           415          763

Corporate operating expenses                                   (1,366)      (1,356)       (1,628)      (1,827)
Other non-operating income (expense)                                50         (22)           800          517

CONSOLIDATED

Operating income (loss)                                       (10,069)       16,946      (24,019)       16,274
Income (loss) before taxes                                     (9,330)       18,418      (21,690)       19,093
Net Income (Loss)                                           $  (5,691)   $   11,235    $ (13,231)   $   11,647

Earnings (Loss) Per Share                                   $   (0.11)   $     0.20    $   (0.25)   $     0.21


INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders of
Sotheby's Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Sotheby's Holdings, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sotheby's Holdings, Inc. and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

Deloitte & Touche
New York, New York
February 28, 1994

REPORT OF MANAGEMENT

 The Company's consolidated financial statements were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal control structure and related policies and procedures designed to provide reasonable assurance that assets are adequately safeguarded and that the accounting records reflect transactions executed in accordance with management's authorization.


Kevin A. Bousquette
Senior Vice President and
Chief Financial Officer

Thomas F. Gannalo
Vice President, Controller
and Chief Accounting Officer


AUDIT AND COMPENSATION
COMMITTEE CHAIRMAN'S LETTER


 The Audit and Compensation Committee (the "Committee") of the Board of Directors consisted of three independent Directors. Information as to these persons, as well as the scope of duties of the Committee, is provided in the Proxy Statement. During 1993, the Committee met six times and reviewed with Deloitte & Touche, the Director of the Internal Audit Department and management the various audit activities and plans, together with the results of selected internal audits. The Committee also reviewed the reporting of consolidated financial results and the adequacy of internal controls. The committee recommended the appointment of Deloitte & Touche as independent public accountants and considered factors related to their independence. Deloitte & Touche and the Director of the Internal Audit Department met privately with the Committee on occasion to encourage confidential discussion as to any auditing matters.


Max M. Fisher
Chairman, Audit and
Compensation Committee

SHAREHOLDER INFORMATION

Administrative Offices

c/o Sotheby's Service Corporation
301 Merritt 7
Norwalk, Connecticut 06851

Transfer Agents

Mellon Securities Trust Company
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660

National Westminster Bank PLC
Registrar's Department
P.O. Box No. 82
Caxton House, Redcliffe Way
Bristol BS99 7NH England

Common Stock Information

Sotheby's Holdings, Inc. Class A Common Stock is listed on the New York Stock Exchange (symbol: BID) and the London Stock Exchange.

Annual Meeting

The Annual Meeting of Shareholders will be held at Sotheby's, 34-35 New Bond Street, London, on Wednesday, June 22, 1994, at 10:00 AM.

Form 10-K and Shareholder Information

The 1993 annual report filed with the Securities and Exchange
Commission and other investor information may be obtained by writing to:

Shareholder Relations
Sotheby's
1334 York Avenue
New York, New York 10021
(212) 606-7507


U.K. Corporate Secretary's Office
Sotheby's
34-35 New Bond Street
London W1A 2AA
071-408-5257

Certified Public Accountants

Deloitte & Touche
1633 Broadway
New York, New York 10019

Common Stock Price

The quarterly price ranges and dividends per share of Class A Common Stock in 1993 and 1992 were as follows:

1993              High       Low         Cash
                                       Dividends
                                        Per Share

First         $ 14 1/4   $ 12 1/4      $ 0.15
Second          14 7/8     11 3/8        0.15
Third           13 1/8     10 3/4        0.06
Fourth          17 1/4     11 3/4        0.06


1992              High       Low         Cash
                                       Dividends
                                        Per Share


First         $ 15 3/8   $ 10 3/4      $ 0.15
Second          15 5/8     11 3/8        0.15
Third           13 7/8     10 1/4        0.15
Fourth          12 3/8      9 5/8        0.15


The Company also has Class B Common Stock convertible on a share-for-share basis into Class A Common Stock. There is no public market for the Class B Common Stock. Cash dividends are payable equally on the Class A and B Common Stock.

The number of holders of record of the Class A Common Stock as of March 11, 1994 was 1,483. The number of holders of record of the Class B Common Stock as of March 11, 1994 was 44.

SOTHEBY'S HOLDINGS, INC.


A. Alfred Taubman
 Chairman

Max M. Fisher
 Vice Chairman

Lord Camoys
 Deputy Chairman

Diana D. Brooks
 President and Chief Executive Officer

Kevin A. Bousquette
 Senior Vice President and
 Chief Financial Officer

Jeffrey H. Miro
 Secretary

SOTHEBY'S
(AUCTION OPERATIONS)

Sotheby's North
and South America

John L. Marion
 Chairman


Diana D. Brooks
 President and Chief Executive Officer

William F. Ruprecht
 Managing Director and
 Executive Vice President


SOTHEBY'S EUROPE

Simon de Pury
 Chairman

Henry Wyndham
 Chairman
 United Kingdom

George Bailey
 Managing Director


SOTHEBY'S ASIA

R. Julian de la M. Thompson
 Chairman

SOTHEBY'S FINANCIAL SERVICES

Mitchell Zuckerman
 President


SOTHEBY'S
INTERNATIONAL REALTY

Michael L. Ainslie
 Chairman

Stuart N. Siegel
 President


OTHER CORPORATE OFFICERS

Susan Alexander
 Senior Vice President, Human Resources

Diana Phillips
 Senior Vice President, Public Relations

Marjorie E. Stone
 Senior Vice President, General Counsel

John S. Brittain, Jr.
 Vice President and Treasurer

Richard J. Cody
 Vice President and Director of Taxes

Thomas F. Gannalo
 Vice President, Controller and
 Chief Accounting Officer

Joseph A. Williams
 Vice President, Information Systems


ENDPAPERS


AMSTERDAM.BARCELONA.BASEL.BERLIN.BILLINGSHURST.BOSTON

BRUSSELS.BUDAPEST.BUENOSAIRES.CARACAS.CHESTER.CHICAGO.COLOGNE

COPENHAGEN.DUBLIN.EDINBURGH.ESTORIL.FRANKFURT.GENEVA.GLASGOW

GLENEAGLES.GLOUCESTERSHIRE.GRAZ.HAMBURG.HONGKONG.LINCOLNSHIRE.LONDON

LOS ANGELES.LUGANO.MADRID.MELBOURNE.MEXICO CITY.MIAMI.MILAN

MONACO.MUNICH.NEWCASTLEONTYNE.NEWYORK.NORTHYORKSHIRE.OSLO

PALM BEACH.PARIS.PHILADELPHIA.ROME.SALISBURY.SAN FRANCISCO.SAOPAULO

SEOUL.SINGAPORE.STOCKHOLM.ST.MORITZ.SYDNEY.TAIPEI.TEL AVIV

TOKYO.TORONTO.TURIN.VIENNA.WASHINGTON D.C..ZURICH#

AMSTERDAM.BARCELONA.BASEL.BERLIN.BILLINGSHURST.BOSTON

BRUSSELS.BUDAPEST.BUENOSAIRES.CARACAS.CHESTER.CHICAGO.COLOGNE

COPENHAGEN.DUBLIN.EDINBURGH.ESTORIL.FRANKFURT.GENEVA.GLASGOW

GLENEAGLES.GLOUCESTERSHIRE.GRAZ.HAMBURG.HONGKONG.LINCOLNSHIRE.LONDON

LOS ANGELES.LUGANO.MADRID.MELBOURNE.MEXICO CITY.MIAMI.MILAN

MONACO.MUNICH.NEWCASTLEONTYNE.NEWYORK.NORTH YORKSHIRE.OSLO

PALM BEACH.PARIS.PHILADELPHIA.ROME.SALISBURY.SAN FRANCISCO.SAOPAULO

SEOUL.SINGAPORE.STOCKHOLM.ST.MORITZ.SYDNEY.TAIPEI.TEL AVIV

TOKYO.TORONTO.TURIN.VIENNA.WASHINGTOND.C..ZURICH#

AMSTERDAM.BARCELONA.BASEL.BERLIN.BILLINGSHURST.BOSTON

BRUSSELS.BUDAPEST.BUENOSAIRES.CARACAS.CHESTER.CHICAGO.COLOGNE

COPENHAGEN.DUBLIN.EDINBURGH.ESTORIL.FRANKFURT.GENEVA.GLASGOW

GLENEAGLES.GLOUCESTERSHIRE.GRAZ.HAMBURG.HONGKONG.LINCOLNSHIRE.LONDON


LOSANGELES.LUGANO.MADRID.MELBOURNE.MEXICOCITY.MIAMI.MILAN

MONACO.MUNICH.NEWCASTLEONTYNE.NEWYORK.NORTHYORKSHIRE.OSLO

PALMBEACH.PARIS.PHILADELPHIA.ROME.SALISBURY.SANFRANCISCO.SAOPAULO

SEOUL.SINGAPORE.STOCKHOLM.ST.MORITZ.SYDNEY.TAIPEI.TELAVIV


TOKYO.TORONTO.TURIN.VIENNA.WASHINGTOND.C..ZURICH#

SOTHEBY'SDIVERSEAUCTIONSERVICESAREOFFEREDTHROUGHOUTTHEWORLD

AMSTERDAM.BARCELONA.BASEL.BERLIN.BILLINGSHURST.BOSTON

BRUSSELS.BUDAPEST.BUENOSAIRES.CARACAS.CHESTER.CHICAGO.COLOGNE

COPENHAGEN.DUBLIN.EDINBURGH.ESTORIL.FRANKFURT.GENEVA.GLASGOW


GLENEAGLES.GLOUCESTERSHIRE.GRAZ.HAMBURG.HONGKONG.LINCOLNSHIRE.LONDON

LOSANGELES.LUGANO.MADRID.MELBOURNE.MEXICOCITY.MIAMI.MILAN

MONACO.MUNICH.NEWCASTLEONTYNE.NEWYORK.NORTHYORKSHIRE.OSLO

PALMBEACH.PARIS.PHILADELPHIA.ROME.SALISBURY.SANFRANCISCO.SAOPAULO

SEOUL.SINGAPORE.STOCKHOLM.ST.MORITZ.SYDNEY.TAIPEI.TELAVIV


TOKYO.TORONTO.TURIN.VIENNA.WASHINGTOND.C..ZURICH#

AMSTERDAM.BARCELONA.BASEL.BERLIN.BILLINGSHURST.BOSTON

BRUSSELS.BUDAPEST.BUENOSAIRES.CARACAS.CHESTER.CHICAGO.COLOGNE

COPENHAGEN.DUBLIN.EDINBURGH.ESTORIL.FRANKFURT.GENEVA.GLASGOW

GLENEAGLES.GLOUCESTERSHIRE.GRAZ.HAMBURG.HONGKONG.LINCOLNSHIRE.LONDON

LOSANGELES.LUGANO.MADRID.MELBOURNE.MEXICOCITY.MIAMI.MILAN

MONACO.MUNICH.NEWCASTLEONTYNE.NEWYORK.NORTHYORKSHIRE.OSLO

PALMBEACH.PARIS.PHILADELPHIA.ROME.SALISBURY.SANFRANCISCO.SAOPAULO

SEOUL.SINGAPORE.STOCKHOLM.ST.MORITZ.SYDNEY.TAIPEI.TELAVIV

TOKYO.TORONTO.TURIN.VIENNA.WASHINGTOND.C..ZURICH#


AMSTERDAM.BARCELONA.BASEL.BERLIN.BILLINGSHURST.BOSTON

BRUSSELS.BUDAPEST.BUENOSAIRES.CARACAS.CHESTER.CHICAGO.COLOGNE

COPENHAGEN.DUBLIN.EDINBURGH.ESTORIL.FRANKFURT.GENEVA.GLASGOW

GLENEAGLES.GLOUCESTERSHIRE.GRAZ.HAMBURG.HONGKONG.LINCOLNSHIRE.LONDON


LOSANGELES.LUGANO.MADRID.MELBOURNE.MEXICOCITY.MIAMI.MILAN

MONACO.MUNICH.NEWCASTLEONTYNE.NEWYORK.NORTHYORKSHIRE.OSLO

PALMBEACH.PARIS.PHILADELPHIA.ROME.SALISBURY.SANFRANCISCO.SAOPAULO

SEOUL.SINGAPORE.STOCKHOLM.ST.MORITZ.SYDNEY.TAIPEI.TELAVIV

TOKYO.TORONTO.TURIN.VIENNA.WASHINGTOND.C..ZURICH#


Photography

Ken Adlard, Noel Allum, Grant Deudney, Jerry Fetzer, David Grollman, David Hays, Fraser Marr, Michael Oldford, Donna Schou, Joanne Savio

Editorial and Design

Sotheby's, New York


APPENDIX:


Description of illustrations:


Front Cover:

Paul Cezanne's Nature Morte: Les Grosse Pommes brought $28.6 million in our spring auction in New York.


Page 1:

1) above center: Sotheby's headquarters on

New Bond Street in London.



2) Michael L. Ainslie,

Diana D. Brooks,

A. Alfred Taubman



Page 2

Above center: Lord Camoys, Viscount Blakenham, Ambassador Max M.
Fisher,

Walter J. P. Curley



Page 3

1) Above center:

Sotheby's New York headquarters.

2) Right: Dede Brooks

with our European senior management team,

George Bailey, Henry Wyndham, Simon de Pury.



Page 4

Henri Matisse's work of 1951, La Vis, the first great cut-out by the artist ever to appear at auction, brought $13.8 million in New York.

1) Honore Daumier's

Le Fardeau (La Blanchisseuse) sold in London for $2.5 million, a record for the artist.

2) Right: This lush, sun-dappled landscape by Pierre-Auguste Renoir, Femmes dans Un Jardin, brought $6.8 million in New York.

3) Above center: Michel Strauss and David Nash of our Worldwide Impressionist and Modern Art Department have each been with Sotheby's for more than 30 years and are recognized internationally for their expertise. They stand beside Paul Cezanne's Nature Morte: Les Grosses Pommes. Six bidders competed actively for this masterpiece which sold for $28.6 million, the ninth highest price for a painting at auction.

1) In our 20th anniversary sale in Hong Kong we sold this magnificent Jadeite and Diamond Ring for $770,000.

2) Above center: This magnificent 100.36 Carat Diamond fetched $12.8 million in our record-breaking Jewelry auction in Geneva.

3) Below: Our International Jewelry Department, directed by John Block and David Bennett, works together to make Sotheby's the worldwide leader in this category.

The Magnificent Arcot No. 1 Diamond and Diamond Necklace by Van Cleef & Arpels is an historically important piece that was given as a gift by the Nawab of Arcot to Queen Charlotte, consort of George III, in 1777, at the time of the British colonization of the Indian subcontinent. It brought $1.4 million at Sotheby's Geneva.

1) Above center: William Merritt Chase's breathtaking pastel, Peonies, brought $4.0 million, a record for the artist, in our auction of American paintings.

2) Below: Sir Lawrence Alma-Tadema's The Baths of Caracalla sold for $2.5 million, an artist record in U.S. dollars.

3) Cy Twombly's painting, Untitled, from 1969, fetched $1.7 million in our fall sale of Contemporary art in New York.

4) Below center: In our Old Master paintings auction in New York,
Canaletto's A View of Riva Degli Schiavoni, Venice Looking East, sold for $2.6 million.

1) Antico's The Young Hercules Reading brought the very strong price of $1.9 million in our auction of European Sculpture and Works of Art in London.

2) Above center: The Bo Ju Gui, an important archaic bronze ritual food vessel, sold in London in June for $1.4 million.

3) Above: This manuscript fragment in Abraham Lincoln's handwriting contains one of his most passionate indictments of slavery.

4) Below: A world record for an Islamic object was set when this Iznik Blue and White Pottery Candlestick brought $976,000 in a London auction.

1) Below: Rembrandt's Faust brought $178,500 at the sale of The Dr. Otto Schafer Collection of Rembrandt Etchings. The collection comprised 72 prints of unusually high quality, spanning the entire period of Rembrandt's career.

2)Above: In Zurich and New York this autumn we successfully sold Greek and Roman coins on behalf of the Agent Numismatic Fine Art
International for $6.3 million. This Marcus Junius Brutus Coin brought
$359,000.

3) Below: A world record for a classical antiquity was set when this Caeretan Hydria from the Hirschmann Collection brought $3.3 million.

The highly successful sale
of the Moller Collection included a Pair of George II Mahogany
Commodes (one of the pair shown here), formerly in the Collection of the Earl of Buckinghamshire at Hampden House, which brought $1.5 million.

photos 1, 2 and 3:

The sale in Regensburg, which took place from October 12--21, involved a great variety of objects, all with the impeccable Thurn und Taxis provenance and nearly all in excellent condition. An interna-tional team of six Sotheby's multi-lingual auctioneers conducted the 23 sales sessions in five languages. Simon de Pury, Chairman of Sotheby's Europe and Chief European Auctioneer, taking one of the sessions.


4) The majority of the works had originally been bought for Schloss St. Emmeram, although included were many items from the contents of 25 other castles which have passed out of the family's ownership during the past seven decades.



Photos 5 and 6 :

Buyers who could not attend the sales in person left an unprecedented 45,000 order bids on the antiques and works of art and 20,000 order bids on the 75,000 bottles of wine.

1) Below right: David N. Redden, a Senior Vice President and specialist in charge of our auction of Russian Space History, selling Alexei Leonov's training suit for the first-ever spacewalk for $255,500.

2) Below left: The Kosmos 1443 (interior view), the first space capsule ever sold at auction, brought $552,500.

3) Above center: John L. Marion , Chairman of Sotheby's North and
South America and Chief Auctioneer, and Alexander Apsis, director of Impressionist and Modern art in New York, at the auction of the Stanley J. Seeger Collection.

4) Above: Picasso's Femmes et Enfants au Bord de la Mer from the
Stanley J. Seeger Collection sold for $4.4 million, well above the pre-sale high estimate.

1) Above center: Dede Brooks with Peter Rathbone and Dara Mitchell in front of Childe Hassam's The Room of Flowers. Mr. Rathbone, Senior Vice President and director of the American paintings department, has been with Sotheby's for 21 years.

2) Below left:

Julian Thompson, Chairman of Sotheby's Asia.

3) Below right:

Felicity Nicholson, director of our Antiquities department in London.

1) Above: Letitia Roberts, Senior Vice President and director of our Porcelain department in New York holds an extremely rare Staffordshire Creamware Teaparty Group which brought $453,500, a record for English pottery and ceramics at auction.

2) Below right: Robert Woolley, Executive Vice President of Sotheby's North America, conducts more than thirty benefit auctions each year, and has raised $20 million for various charitable causes in the United States and Canada.

3) Above center:

Dr. Christoph Graf Douglas, a Senior Director in charge of our German operation, has been with Sotheby's for six years. Under his direction we conducted the historic and highly successful auction of the Property from the Princely Collections of von Thurn und Taxis.

4) Above: Simon Taylor,

a Senior Director and head of our British pictures department joined Sotheby's 14 years ago. This year sales of British pictures enjoyed tremendous success, led by the outstanding auction of watercolors and oils by Archibald Thorburn.