Form 10-K/A, Exhibit 13
period 1994-12-31
SOTHEBYS HOLDINGS INC
filed 1995-05-02
CIK 823094

EXHIBIT 13


             GRAPHIC APPENDIX:

             Description of illustrations:

             Front cover:

             1.) A Six-fold Japanese Gold Screen Depicting Kabuki Dancers sold in London for $1.6 million, setting a record for a single Japanese screen.

             2.) A double magnum of Chateau Petrus 1961 sold in London for $13,930.

             3.) Edouard Manet's Un Bar aux Folies-Bergere sold in London for $6.8 million.

             4.) A Fine and Rare Early Chippendale Carved and Figured Mahogany Scroll-Top Highboy from the Estate of Wilbur Ross Hubbard sold in New York for $151,000.

             5.) The Autographed Manuscript of Schumann's Second Symphony sold in London for $2.3 million, setting a record for a manuscript of a single musical work.

             6.) Childe Hassam's Poppies sold in New York for $2.6 million.

             7.) Aelbert Cuyp's Orpheus Charming the Animals sold in London for $6.5 million, setting an auction record for the artist and a record for a Dutch Old Master landscape.

             8.) A Rare and Magnificent Emerald-Cut Blue Diamond (20.17 carats) sold in New York for $9.9 million, the highest price ever paid for a blue diamond at auction.

             9.) Pablo Picasso's La Minotauromachie sold in London for $784,150, an auction record for a Picasso print.

             Inside front cover:

             Sotheby's London headquarters.

             Page 2:

             1.) Above left: Diana D. Brooks, President and Chief
             Executive Officer
             A. Alfred Taubman, Chairman

             2.) Below left: John L. Marion, Honorary Chairman, Sotheby's North and South America

             Page 3:

             Sotheby's Holdings, Inc. Board of Directors:
             Diana D. Brooks,
             A. Alfred Taubman,
             Max M. Fisher,
             Lord Camoys,
             Ambassador Walter P. Curley,

             The Marquess of Hartington,
             The Rt. Hon. the Earl of Gowrie.

             Page 4:

             1.) Above left: Pie chart of geographic distribution of auction sales in 1994.

             2.) Center left: Pie chart of 1994 pre-tax income of business segments.

             3.) Lower left: Pie chart of departmental distribution of auction sales in 1994.

             4.) Upper right: Map of Sotheby's worldwide locations.

             Page 5:

             1.) Above: Table of selected financial highlights.

             2.) Center left: Bar chart of net income over five years ($20.3 million for 1994).

             3.) Center middle: Bar chart of cash dividends declared per share over five years (.24 in 1994).

             4.) Center right: Bar chart of auction revenues as percent of auction sales (18.0% in 1994).

             5.) Below: Line graph of Sotheby's twenty year auction sale annual growth rate of 10%.


             Page 6:

             John Singer Sargent's Spanish Dancer from the Estate of Wendell Cherry, established a record price for the artist at our New York auction of American Paintings in May.

             Page 7:

             1.) Left: A portrait of John Sotheby, the nephew of Sotheby's founder, Samuel Baker.

             2.) Right: Claude Monet's Peupliers au Bord, de l Epte, Effet du Soir brought $7.5 million in London in June.

             Page 8:

             1.) Center: Aelbert Cuyp's Orpheus Charming the Animals sold in London in July for the record price of $6.5 million.

             2.) A Standard Grip Testing Machine from the Smith
             Collection of Antique Penny Arcade Machines and Related Memorabilia sold in New York in September for $107,000.


             Page 9:

             Sotheby's team of auctioneers:
             Simon de Pury,
             Melanie Clore,
             William W. Stahl, Jr.,
             William F. Ruprecht,
             Robert C. Woolley,
             Julian de la M. Thompson.

             Page 10:

             1.) Above: George Wachter, Head of Old Master Paintings in
             New York
             Warren P. Weitman, Jr., Worldwide Head of Sotheby's Business Development.

             2.) Left: Sotheby's senior Americana specialists:
             Leslie Keno,
             Nancy Druckman,
             William Stahl,
             Wendell Garrett.

             3.) Right: An 18th Century K'ang-Hsi Porcelain Vase from the Collection of Baron Guy de Rothschild sold in Monaco.

             Page 11:

             1.) Above center: View of drawing room from Stokesay Court.

             2.) Above right: Henry Wyndham, Chairman of Sotheby's United
             Kingdom

             3.) Lower right: View of Palazzo Corsini in Florence, Italy.

             Page 12:

             1.) Above: Gustav Klimt's Dame Mit Facher sold for $11.7 million, a record for the artist.

             2.) Left: Dunwalke East, the Somerset County Estate of C. Douglas Dillon sold by Sotheby's International Realty.

             Page 13:

             1.) Above: A pair of lavishly crafted soup tureens (one shown) made for the First Baron Montfort of Cambridgeshire established a world auction record with their sale in November in London for $1.6 million.

             2.) Lower left: An Attic Red-figure Amphora of Panathenaic Form was sold in December to the Louvre for $541,500.

             3.) Lower right: A detail of the Attic Red-figure Amphora.

             Page 14:

             1.) Above right: Joseph Shoemaker Russell's View of Union or Main Street New Bedford from the Little Collection estimated at $6/8,000 sold in New York for $123,500.

             2.) Lower right: A double magnum of Chateau Petrus 1961 sold in London for $13,930.

             3.) Left: A group of photographs illustrating several marketing initiatives.

             Page 15:

             1.) Above: Zhang Daqian's Dawning Light in Autumn Gorges sold in Hong Kong in March for $1.1 million.

             2.) Center: A Six-fold Japanese Gold Screen Depicting Kabuki Dancers sold in London for $1.6 million, setting a record for a single Japanese screen.

             Page 16:

             1.) Above right: John D. Block, Head of Jewelry in New York Dede Brooks.

             2.) Lower left: Thomas Gainsborough's Portrait of Georgiana, Duchess of Devonshire from the Estate of Mabel Satterlee Ingalls was purchased by the Chatsworth House Trust.

             Page 17:
             1.) Diamond necklace by Harry Winston sold for $4.4 million in New York, setting a world record for a necklace.

             2.) Inset: David Bennett, Head of Jewelry in Europe.

             Page 18:

             1.) Above (clockwise):
             Annibale Carracci's Boy Drinking which brought $2.2 million. Diego Rivera's Couteau et Fruit devant la Fenetre brought $2.2 million
             Childe Hassam's Poppies sold for $2.6 million
             The Nicholas Biddle Family Chippendale Carved Mahogany Lowboy sold for $387,500

             2.) Lower Left: The Autographed Manuscript of Robert
             Schumann's Second Symphony, Opus 61 sold in London in December for $2.3 million.

             Inside back cover:

             Sotheby's New York headquarters.

             Back cover:

             1.) A Standard Grip Testing Machine by the Beverly Machine Company from the Smith Collection of Antique Penny Arcade Machines and Related Memorabilia sold in New York for $107,000.

             2.) John Orne Johnson Frost's The March into Boston from Marblehead April from the Little Collection sold in New York for $486,500, setting an auction record for the artist.

             3.) Edward Steichen's A Bee on a Sunflower sold in New York for $112,500, an auction record for the artist.

             4.) An Attic Red-figure Amphora of Panathenaic Form attributed to the Berlin Painter sold in New York for $541,500.

             5.) The sale of the contents of Stokesay Court in Shropshire brought $6.7 million.

             6.) The Koloman Moser Cabinet sold in London for $540,690, setting an auction record for any piece of Vienna 1900 furniture.

             7.) John Singer Sargent's Spanish Dancer sold in New York for $7.6 million, setting an auction record for the artist.

             8.) Joseph Shoemaker Russell's View of Union or Main Street New Bedford from the Little Collection sold in New York for $123,500.

             9.) A Pair of Lavishly Crafted Silver Soup Tureens (one shown) belonging to Henry Bromley, First Baron Montfort of Horseheath Hall Cambridgeshire, sold in London for $1.6 million.

             10.) David Smith's Cubi V sold in New York for $4.1 million, setting an auction record for the artist.

  Sotheby's Holdings, Inc.1994 ANNUAL REPORT

  Table of contents
       2    Letter to Shareholders
       4    Sotheby's Worldwide Information
       7    Sotheby's Franchise
       14   Sotheby's Franchise in
            the Future
       40   Sotheby's Holdings, Inc. Officers and
            Worldwide Auction Locations
       41   Sotheby's Worldwide Management
       42   Shareholder Information

       Financials
       19   Selected Financial Data
       20   Management's Discussion and Analysis
            of Results of Operations and Financial
            Condition
       25   Consolidated Balance Sheets
       26   Consolidated Statements of Income
       27   Consolidated Statement of Changes in
            Shareholders' Equity
       28   Consolidated Statements of Cash Flows
       29   Notes to Consolidated Financial
            Statements
       39   Independent Auditors' Report
       39   Report of Management
       39   Audit and Compensation Committee Chairman's
            Letter

  A Standard Grip Testing Machine by the Beverly Machine Company from the Smith Collection of Antique Penny Arcade Machines and
  Related Memorabilia sold in New York for $107,000.

  John Orne Johnson Frost's The March into Boston from Marblehead
  April from the Little Collection sold in New York for $486,500, setting an auction record for the artist.

  Edward Steichen's A Bee on a Sunflower sold in New York for
  $112,500, an auction record for the artist.

  An Attic Red-figure Amphora of Panathenaic Form attributed to the Berlin Painter sold in New York for $541,500.

  The sale of the contents of Stokesay Court in Shropshire brought
  $6.7 million

  The Koloman Moser Cabinet sold in London for $540,690, setting an auction record for any piece of Vienna 1900 furniture. Edward Steichen's A Bee on a Sunflower sold in New York for
  $112,500, an auction record for the artist.

  An Attic Red-figure Amphora of Panathenaic Form attributed to the Berlin Painter sold in New York for $541,500.

  The sale of the contents of Stokesay Court in Shropshire brought
  $6.7 million

  The Koloman Moser Cabinet sold in London for $540,690, setting an auction record for any piece of Vienna 1900 furniture.

  David Smith's Cubi V sold in New York for $4.1 million, setting an auction record for the artist.

  A Six-Fold Japanese Gold Screen depicting Kabuki Dancers sold in London for $1.6 million, setting a record for a single Japanese screen.

  A Double Magnum of Chateau Petrus 1961 sold in London for
  $13,930.

  Edouard Manet's Un Bar Aux Folies-Bergere sold in London for
  $6.8 million.

  A Fine and Rare Early Chippendale Carved and Figured Mahogany
  Scroll-Top Highboy from the Estate of Wilbur Ross Hubbard sold in New York for $151,000.

  The Autographed Manuscript of Schumann's Second Symphony sold in London for $2.3 million, setting a record for a manuscript of a single musical work.

  Childe Hassam's Poppies sold in New York for $2.6 million..

  Aelbert Cuyp's Orpheus Charming the animals sold in London for $6.5 million, setting an auction record for the artist and a record for a Dutch Old Master landscape.

  A Rare and Magnificent Emerald-Cut Blue Diamond (20.17 carats) sold in New York for $9.9 million, the highest price ever paid for a blue diamond at auction.

  Pablo Picasso's La Minotauromachie sold in London for $784,150, an auction record for a picasso print .

  To Our Shareholders

         This year marked our 250th Anniversary in the auction business. While this important milestone gave us an opportunity to reflect on the history of the Company, it also enabled us to focus on the future of Sotheby's. Our first auction in 1744, a sale of books, was conducted by our founder Samuel Baker, and since those modest beginnings Sotheby's has developed into a company which now conducts auctions in over 70 collecting categories with $1.3 billion in annual auction sales. Today we are a world-class franchise with global name recognition that extends beyond the 40 countries in North and South America, Africa, Asia, Europe and the Middle East in which we have a presence. While our extensive worldwide network allows us to participate in many markets, our success is really made possible through our international expertise, strong and creative management and commitment to quality client service. 1994 also marked a year of new beginnings for the leadership of the Company. Our new management team, under the direction of Diana
  D. Brooks, who became President and Chief Executive Officer in April 1994, has developed over the last two years into an integrated multi-national team whose broad experience and strong leadership will direct our company into the 21st century.

       Our clients are crucial to our success and it is essential that we maintain the same standard of excellence in client service throughout the world. Sotheby's goal is to have an international approach to client services so that a client can go into our office in Tokyo or Los Angeles or Paris and receive a consistently high level of professionalism and service that draws on our internationalism, yet remains sensitive and responsive to local customs and needs.

       This year also marked another major milestone in Sotheby's history. In December, John L. Marion announced his decision to retire as Chairman of Sotheby's North and South America. John enjoyed a celebrated 35-year career with the Company holding a number of key positions, most notably as our American Chairman and principal auctioneer. Throughout his career, John managed many important client relationships and was committed to making the auction business more accessible and understandable to the general public. We extend our gratitude to John for his many years of service and contributions to the Company and we are pleased that he will continue as Honorary Chairman of Sotheby's North and South America and as a member of our international Advisory Board. We look forward to many future years of association with him, and we are grateful that his high standards of both professionalism and auctioneering are an inspiration to the talented next generation of Sotheby's staff around the world.

       We were pleased to welcome the Marquess of Hartington to our Board of Directors in September 1994. With his experience in business and knowledge and appreciation of art we believe that he will be an invaluable addition to Sotheby's.

       We are happy to report that we increased our profitability in 1994 given that our auction sales increased by a modest $5 million for the year. Net income was $20.3 million ($33.8 million pre-tax) and earnings per share were $0.36, compared to $19.3 million, or $0.35 per share in 1993. The Board of Directors declared four quarterly dividends of $0.06 per share, totaling $0.24 per share for the year compared to $0.33 per share declared with respect to 1993.

       Growth in auction sales in 1994 throughout a wide variety of collecting categories in the fine and decorative arts confirmed signs of continued recovery in the international art auction market. Sotheby's combined sales in all categories, excluding Impressionist and Modern art and Jewelry, grew by over 13% this year. This, despite a combined decrease of 22% in sales of these two major categories, enabled us to maintain the same level of auction sales in 1994. Strength in auction sales in two geographic areas also contributed to growth, with sales in the United Kingdom up 11% and Asian auction sales improving by 30%. Successful single-owner collections made a significant contribution to 1994 auction sales, among them the Wendell Cherry Collection ($39.2 million), the Bertram K. and Nina Fletcher Little Collection ($12.3 million), the Estate of Mr. and Mrs. H. Gates Lloyd ($21.7 million), the House Sale at Stokesay Court ($6.7 million) and the Peter Jay Sharp Collection ($19.3 million).

       We are optimistic about prospects for the 1995 spring season. The year has begun well, with strong sales that include Property from The New-York Historical Society. In May we will sell American art, Latin American art, Contemporary art and 19th Century European paintings from the IBM Foundation.
  Additionally, we have secured important Impressionist, Modern and American art for our spring sales, including outstanding paintings from the Stralem Collection and the Estate of Mrs. John Barry Ryan, which we hope will inject renewed strength into the Impressionist and Modern art market. We are encouraged by the level of commitments we have already received at this early stage of 1995 for other exciting auctions that we will hold throughout the year.

       As we begin this new and exciting era of Sotheby's history we are committed to providing excellent service to our clients throughout the world, creating a stimulating and rewarding environment for our employees and to increasing shareholder value. We are grateful to all of them and to you, our shareholders, for your continued support.


  A. Alfred Taubman                      Diana D. Brooks
  Chairman, Sotheby's Holdings, Inc.     President and Chief Executive
                                              Officer,
                                         Sotheby's Holdings, Inc.

  Sotheby's Worldwide Information

  Since its establishment in 1744, Sotheby's has become a world renowned franchise with global name recognition in a unique industry. In addition to becoming a preeminent auctioneer of art and objects, Sotheby's is engaged in art-related financing and the marketing and brokering of luxury real estate. The following pages provide selected information about the Sotheby's franchise, 1994 financial facts, and a summary of Sotheby's Holdings, Inc. five-year financial history.

  Sotheby's Reach

  Today, our reach extends to 43 countries worldwide and we have 17 auction locations.

  Auction Information

  In 1994 we held over 530 auctions worldwide in 76 collecting categories. We sold 163,000 lots with an average lot price of $8,200 and 82% of the total lots sold were below $5,000. Over the last ten years our sales have exceeded $15 billion and we have sold 1.5 million lots.

  Sotheby's Specialists

  Our specialist staff numbers approximately 400 of our total staff. Our specialist department heads have an average of nearly 20 years of experience at Sotheby's.



  Year ended December 31,        1994       1993         1992        1991         1990
  (Thousands of dollars,
  except per share data)
  Results of Operations:
  Auction sales               $1,330,001  $1,325,334  $1,131,601   $1,104,391   $2,446,453
  Auction revenues              $238,770    $234,972    $200,883     $193,905     $347,216
  Auction income before
   taxes                          34,043      34,233       4,021       18,896      154,351
  Consolidated revenues
                                 259,565     252,330     224,970      222,358      378,424
  Consolidated income
   before taxes                   33,765      32,157       6,491       21,498      154,561
  Net income                     $20,259     $19,294      $3,960      $13,114      $94,682
  Earnings per share               $0.36       $0.35       $0.07        $0.25        $1.66
  Balance sheet:
  Net debt                        $1,416    $(53,257)     $5,157      $54,400       $3,675
  Shareholders' equity
                                 211,052     194,632     198,195      246,328      278,199


  Sotheby's Franchise

  Tradition, Strength and Service. . .

       Since our founding in London as a bookseller in 1744, Sotheby's has steadily grown, diversified and strengthened to become the world's preeminent auction company. Today we conduct more than 500 auctions annually throughout the world in over 70 collecting areas. Yet our role in the art world extends far beyond that of international auctioneer into such complementary fields as real estate, financial services, restoration, museum services, educational studies, appraisals, and trust and estate services.

       The international art market is complex and highly sophisticated, blending together very different cultural, aesthetic and professional sensibilities. As a company with an international presence, we understand these very different perspectives and are responsive to changes. Our goal is to operate the Company with a multinational approach, providing our clients with consistent service throughout the world, while retaining an appreciation for and responding to local needs.

       As we reflect upon our 250-year history we remain committed to the same high level of integrity, depth of knowledge and client service that inspired us back in the eighteenth century. With our new worldwide management team working together as an integrated unit to provide the highest quality services to our clients throughout the world, we are confident of continuing this long tradition, thus ensuring our preeminence in the global art market of the future.

  Auction Performance. . .

       Over the last ten years Sotheby's has sold property at auction worth more than $15 billion, with the total number of lots sold in excess of 1.5 million and an average annual sales growth of 9%. We have established the records for the highest-ever sales in such important fields as Impressionist and Modern art, Contemporary art and Jewelry, and in 1994 we established the highest sale totals in the fields of Latin American art and Americana. We hold a long list of diverse auction records for such renowned artists as Pierre-Auguste Renoir, Paul Cezanne, Willem DeKooning, Claude Monet and Jasper Johns as well as the highest price ever paid for an American painting. Sotheby's holds the world auction records for a diamond, ruby, sapphire, emerald and pearls and in 1994 set records for a blue diamond and a necklace.

  Diversity. . .

  Our diversity enables us to offer clients, both buyers and sellers alike, the widest range of collecting categories and supporting auction-related services to fully serve their most demanding needs. For the buyer, we can offer auctions throughout the world of property as varied as Old Master paintings and Penny Arcade machines. For the seller, we can provide a complete appraisal of their property, perform restoration work as needed and then offer their works for sale at the most appropriate specialized Sotheby's auction. We can also arrange financing for the seller as well as the services of our International Realty Company.

  The international art market is made up of many individual markets which operate independently within the larger overall art market. A variety of economic and other factors affects each of these markets, creating an environment in which specific markets may fluctuate at different times. Our diversification across so many collecting categories allows us to maintain financial stability despite these changes within individual sectors of the overall art market. An excellent example of this stability was provided during the past year. While sales in the Impressionist and Modern art and Jewelry categories declined by a combined 22%, other areas such as Old Master paintings, American paintings, 19th Century paintings and Latin American art increased by more than enough to offset this decline.

  -Auctioneering. . .

       Auctioneering has a noble tradition at Sotheby's. The long history of our firm is written in memorable sales and great auctioneers. We have built a strong international team of auctioneers, many of whom are senior specialists with extensive knowledge of the clients as well as the property. This senior team has a combined total of over 250 years of service at Sotheby's, and their skill and professionalism in the rostrum are often cited as key factors to the success of our sales. Because of their outstanding skills, we are able to provide excellent auctioneers for our many sales throughout the world.

  -Expertise. . .

       Knowledge and expertise are the core of our business. Our specialist staff throughout the world numbers in excess of 400 and our worldwide department heads have been with Sotheby's on average nearly twenty years. Many hold doctorates and are renowned authors and lecturers. Their relationships with clients as well as other professionals in the art world are an invaluable part of our success and franchise value.

       The quality and variety of great works of art which pass through our galleries every season rival most museums. The vast numbers of objects seen by our specialists over time enable them to constantly develop their area of expertise and provide an excellent training ground for future specialists. The importance of professionally illustrating and footnoting works of art in the sale catalogue is increased by the fact that some of these works may never be seen in public again. For collectors, dealers and museums alike, our catalogues provide an absorbing and vital source of information and reference.

       Single-owner collections, which often represent a lifetime of acquiring artwork in a particular field, have tremendous appeal in the marketplace and can define the character and success of a particular auction season. Sotheby's has an outstanding record in selling single-owner collections. We have conducted seven of the ten largest single-owner sales in auction history, including the record-setting Dorrance Collection in 1989, which brought $135.3 million.

       In 1994 single-owner collections again made a significant contribution to our sales. Among the many outstanding collections offered during the year, in a wide range of collecting areas, were the Wendell Cherry Collection (French and English furniture and decorations), the Collection of Mr. and Mrs. H. Gates Lloyd (Modern and Contemporary art), the Collection of Madame Helene Beaumont (Jewelry), the Peter Jay Sharp Collection (Old Master paintings), the Property of Baron Guy de Rothschild (furniture and decorations), the Bertram K. and Nina Fletcher Little Collection (Americana) and the Dr. Otto Schafer Collection (Italian books). Some of these sales, like the Little Collection, represented the finest collections of their kind ever to appear at auction.

       Looking forward to 1995, we have already secured a number of major collections which we believe will help us continue our tradition in this important area. Among the major highlights of our spring season, for example, will be the auctions of property from the IBM Foundation, which will be sold in May in four important collecting categories: American art, Latin American art, Contemporary art and 19th Century European paintings. Featured in our Impressionist and Modern art auction this spring is the Estate of Mrs. John Barry Ryan and the Stralem Collection of Impressionist, early Modern and American art, one of the most important and attractive groups of Impressionist and Modern paintings to appear on the market in the last five years. Through innovative marketing and promotion, the kind that can dramatically transform a sale into an exciting auction event, we hope to continue building and broadening our presence in the world art market by offering the finest collections.

  -House Sales . .

       Sotheby's inaugurated country house sales in 1929, when we sold the contents of Kinmel Park, a baronial mansion in Wales with no fewer than fifty-seven bedrooms. Through the years we have continued this tradition with many other landmark house sales that have provided not only an important source of revenue but have attracted considerable publicity, sometimes internationally, thus bringing new clients to the firm. In Europe these sales have included the contents of Baron Lionel Nathan de Rothschild's London residence in 1937 as well as the contents of Mentmore Towers, the spectacular Buckinghamshire home of the Earl of Rosebery, which took place over ten days in 1977 and brought $10.9 million, by far the highest figure for a house sale at the time. Memorable house sales in America have included Mrs. Geraldine Rockefeller Dodge's estate in New Jersey and the Estate of Colonel and Mrs. Garbisch in Maryland, Pokety Farms.

       Following the tremendous success of the nine-day von Thurn und Taxis house sale in Bavaria which brought $19.3 million in 1993, Sotheby's continued its tradition of house sales in 1994 with an important auction of more than 5,000 objects from Stokesay Court, one of Britain's grandest 19th century mansions. In preparing for the sale, Sotheby's reassembled the rooms of Stokesay Court as closely as possible to their original furnishing and decoration, with the help of old photographs as well as an 1898 inventory. Another major house sale of 1994 involved property that had been stored for many years at the Palazzo Corsini in Florence. Conducted on the instructions of the Prince and Princess Corsini, with the proceeds earmarked for restoration, the sale achieved $4.4 million, more than double its high estimate of $1.6 million. We are now planning additional house sales for 1995. One of these, the Deyerle Collection of Americana, will be conducted in Charlottesville, Virginia, and promises to be one of the most important house sales ever held in America.

  -Broader Reach Through Realty Services. . .

       By their very nature, the collectors who visit Sotheby's salerooms are often the same people who are searching for beautiful homes in which to house their works of art. Sotheby's International Realty was founded in 1976 to meet this requirement, specializing in properties of distinction across a broad price range. Today, Sotheby's Realty operates in 17 countries, with 8 regional or representative offices, and maintains a network of 192 affiliates around the globe, making it one of the largest and most prominent realty firms in the world. Sotheby's Realty's sales for the last five years totaled $2.2 billion, and the average sale price in 1994 was $1.25 million, the highest average since 1990. Sotheby's International Realty had a very profitable year in 1994, with pre-tax income of $3.0 million.

       With the addition in 1995 of a direct brokerage office in Beverly Hills, California, we believe that this segment of our business will continue to grow. The new office, which will share our new and enlarged auction company premises, will represent a significant expansion of our realty operations in the United States, strengthening our commitment to the Los Angeles area. In 1995, Sotheby's Realty will also open an office in Hong Kong, our first in Asia, which will operate mainly as a referral office.
  We believe that this new realty office will provide another important means of broadening our client base in that region of the world.

  -Flexibility in Financial Services.

       Sotheby's Financial Services continues to be an important and profitable adjunct to our main activity of fine art auctioneering. Through it we are able to enhance our client services and gain important consignments by offering advance funding for works of art to be sold at Sotheby's. We will also provide loans for collectors, museums and dealers secured by works of art not intended for sale. We pioneered this service in the auction business and continue to operate it in a very conservative and careful manner. As the art market continues to grow we believe that demand for financing will also increase, making this area one of future growth potential for Sotheby's.

  -Sotheby's Franchise In the Future
   Growth Opportunities
   In the United States...

       The United States represents an extraordinary opportunity for growth in the art auction market, and Sotheby's continues to seek ways of strengthening our presence in this region. The United States has a large population of wealthy individuals with no experience in buying works of art at auction. Additionally, more than 80% of our lots sell for less than $5,000, an amount which we believe is within the reach of many individuals.

       We believe that we can make the auction business more accessible to a much larger number of individuals in the United States. In the United Kingdom, by comparison, there is a more established tradition of collecting and of participating at auction, and hence broader and deeper support of the auction market. We believe the same could become true of the U.S. market. Through creative marketing programs we believe we can stimulate broader participation in the auction process, thus creating a large growth opportunity in this market. Such special marketing initiatives as our Young Collectors Group, Conversations at Sotheby's, as well as numerous educational programs and field trips, help us to build this market. This year we began accepting the American Express Card for payment at our auctions throughout the world and have launched a number of marketing initiatives with American Express. Sotheby's has long been a marketing innovator in the auction world, and we feel certain of our success in this venture over time. We have recently appointed a new worldwide marketing director, Suzanne McMillan, who has a strong background in specialized retail marketing, to strengthen our position in this area.

  In Continental Europe...

       In Continental Europe, where over many centuries great collections have been formed and dispersed, there is a tradition of collecting through auctions. We believe there remains ample opportunity for growth across all countries and in all fields of collecting. Sotheby's is increasingly recognized throughout Europe as a franchise synonymous with excellence. The continued strengthening of our franchise in Europe will enable us to expand on our successes in this region and to develop new initiatives by holding more house sales, similar to those held in England, Germany and Italy in the last few years, and by building on the strong sales we have held in Switzerland, notably our record-breaking $68.5 million Jewelry auction. In France, where current restrictions on non-French companies prohibit us from holding sales, the potential market for Sotheby's is vast. In 1994, for example, the Paris auction market generated in excess of $600 million in sales. We look forward to participating in this important market once these restrictions have been lifted.

  Throughout  Asia. . .

       Sotheby's was the first major auction house to enter the Asian market twenty years ago, and we have taken several steps to increase our name recognition in this region. Our Asian philosophy is to build a strong leadership team in the Far East who can manage the local needs and respond to opportunities in the region while preparing for the future by configuring operations in key locations in the most cost-efficient manner.

       Asia is extremely important as a source of new buyers in the art market. In 1994, we took several strategic marketing initiatives to broaden our opportunities in this region. These included teleconferencing our Hong Kong auctions to Singapore and expanding the knowledge of and exposure to Western Jewelry auctions through jewelry exhibitions in Malaysia. We also appointed new representatives in Malaysia and Shanghai in 1994 as well as a new associate in Seoul, thus strengthening our representation in Asia.

  In Japan...

       Japan has a large economy with a population of individuals who have demonstrated an affinity toward collecting Western art, but who are not currently participating in the market. Japanese buying in the 1980s represented an important component of our sales, both in the number of lots purchased and in the number of individual purchasers. While the Japanese have withdrawn from the auction market at the 1980's level, most notably in the area of Impressionist and Modern art, we expect that Japanese participation will grow as Japan recovers from economic recession.

       We have recently named a new Managing Director of our Japanese operations, Tetsuji Shibayama, who comes to Sotheby's with an impressive range of business experience both in Japan and the United States. With this addition to the strong team we already have in place in Japan, we believe that we are well positioned for future growth in this market. Additionally, in 1994, we opened new and larger premises in Tokyo which will enable us to host more frequent exhibitions and special events.

  Jewelry...

       We believe that Jewelry, a field in which we have a long and successful tradition, represents a vital opportunity sector for Sotheby's. Our Jewelry sales reached record-breaking levels in 1993 - more than $200 million. While Jewelry sales results for

  1994 were not quite as high as 1993, totaling more than $180 million, the market remained strong, especially in New York.

       Jewelry has been an important market for Sotheby's historically and our record-breaking performances in recent years, combined with our ability to successfully offer collections such as that of Helene Beaumont in Geneva and Mrs. Harry Winston in New York, have enabled us to develop considerable name recognition in this field. With its steady, often spectacular growth in sales over the years, Jewelry has now become the second-highest collecting category at Sotheby's.

  Fine Arts...

       Historically, overall art market sales growth has been driven by an expansion in the paintings categories, and the fine arts continue to make significant contributions to our sales growth. In 1994, paintings categories comprised $595 million of our total sales, greatly surpassing their performance in the previous year. In several cases, our various-owners sales were much enhanced by our ability to simultaneously attract a major single-owner collection, such as the property of Mr. and Mrs. H. Gates Lloyd in the field of Modern and Contemporary art, thus greatly adding to the bidding environment.

       The breadth and diversity of our paintings categories enables us to maintain balanced overall results. For example, in 1993, the Impressionist and Modern art sector grew 71% to $258.0 million, while all of the other fine art categories remained unchanged. By contrast, our sales in Impressionist and Modern art declined by 27% in 1994, while several other paintings categories grew at impressive rates, thus offsetting the decline in Impressionist sales.

  Decorative Arts...

       Sotheby's has always been committed to maintaining the highest level of expertise in the decorative arts, a sector of the art market that includes such diverse property as Antiquities, Furniture, Art Nouveau and Art Deco, Asian art, Porcelain, Rugs, Silver and Tribal art. Our sales in these categories have traditionally provided underlying stability to our overall auction sales, and this continued to be true in 1994 when the decorative arts increased by 7% over 1993.

       During the year several categories had a significant increase over the prior year, notably Chinese works of art (up 22%) and all of the furniture categories (up 19%). Single-owner collections, such as the French and English furniture and decorations from the Estate of Wendell Cherry and French furniture, Renaissance bronzes and books from the Estate of Peter Jay Sharp, were extremely successful. Most notable was our performance in Americana, where we offered the Bertram K. and Nina Fletcher Little Collection. To build excitement in this historic sale, Sotheby's presented an extensive educational studies program on the Little Collection, and the lavishly illustrated catalogue was hailed as a landmark in Americana scholarship. As an example of Sotheby's marketing expertise, the Little sale drew together Sotheby's resources and strengths in a manner that not only paid fitting tribute to a great collection but also helped yield the greatest financial return.

  -Building For the Future. . .

       Drawing on the experience of our long tradition, Sotheby's is ideally positioned for growth throughout the world. We believe that the strength of the Sotheby's franchise in the present will be enhanced in the future by our talented management team, by creative and innovative initiatives and by our extensive global reach. As we enter our 251st year of business, we are enthusiastic about the future of our firm and feel confident that the programs we have put into place will strengthen the Sotheby's franchise in years to come.


    Year ended December 31,            1994          1993            1992               1991                 1990
    (Thousands of dollars,
     except per share data)
    Results of Operations:
    Auction
    Auction sales                 $1,330,001    $1,325,334      $1,131,601         $1,104,391           $2,446,453

    Revenues                         238,770      $234,972        $200,883           $193,905             $347,216
    Restructuring charge                                            (4,855)
    Operating income (loss)           30,208        31,466          (1,993)            12,079              139,077
    Income before taxes               34,043        34,233           4,021             18,896              154,351

    Financial Services
    Revenues                           9,246         7,600          14,462             20,620               23,085
    Income before taxes                3,676         2,803           5,211              7,807                8,053

    Real Estate
    Revenues                          11,549         9,758           9,625              7,833                8,123
    Income before taxes                3,002         2,071           2,091                312                   52
    Corporate operating
     expenses                         (6,792)       (7,370)         (6,177)            (5,545)              (7,204)
    Other non-operating
     income (expense)                   (164)          420           1,345                 28                 (691)

    Consolidated
    Revenues                         259,565       252,330         224,970            222,358              378,424
    Operating income
     (loss)                           30,094        28,970            (868)            14,653              139,978
    Income before taxes               33,765        32,157           6,491             21,498              154,561

    Net Income                       $20,259       $19,294          $3,960            $13,114              $94,682
    Earnings Per Share                 $0.36         $0.35           $0.07              $0.25                $1.66
    Cash dividends
     declared per share                $0.24         $0.42           $0.60              $0.95                $1.45


    December 31,                        1994          1993            1992               1991                 1990
    (Thousands of dollars)

    Balance Sheet:
    Working capital1                $104,961       $94,616        $148,947           $186,932             $144,357
    Total assets1                    557,084       559,356         577,657            650,286              826,051
    Commercial paper                  27,500        34,000          86,400             82,670               40,000
    Shareholders' equity             211,052       194,632         198,195            246,328              278,199

    Auction sales represent sales at the hammer price plus buyer's premium.

    1 Prior year amounts have been restated to conform to current year's presentation.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                  OPERATIONS AND FINANCIAL CONDITION

Results of Operations
Years Ended December 31, 1994 and 1993

Auction Sotheby's Holdings, Inc. (together with its subsidiaries, the "Company") is the world's leading fine art auctioneer, specializing in paintings, jewelry, decorative art, collectibles and a wide range of other property. Auction sales for the Company totaled $1,330.0 million during 1994, an increase of $4.7 million over the prior year. Decreases in sales of Impressionist and Modern art as well as Jewelry were offset by combined growth of 13% from other collecting categories. Auction sales recorded by the Company's foreign operations were positively affected by translation to U.S. dollars which increased auction sales by $21.9 million, or 2%.

Following is a geographical breakdown of the Company's auction sales for 1994 and 1993 (in thousands):

                               1994                     1993

North America          $       666,301         $        654,984
Europe                         608,291                  627,475
Asia                            55,409                   42,875
Total                  $     1,330,001         $      1,325,334


Sales in the United Kingdom ("U.K.") and North America improved modestly during 1994, with sales growth of $41.7 million (11%) and $11.3 million (2%), respectively. Auction sales totaled $430.4 million in the U.K. for 1994 compared to $388.7 million in the prior year. Excluding the impact of foreign currency movements, sales in the U.K. increased by $28.8 million, or 7%. Sales growth in the U.K. resulted largely from sales of Old Master paintings in London. The modest increase in North American auction sales was principally due to improvements in a broad range of collecting categories as well as single-owner sales offset, in part, by a decline in the sale of Impressionist and Modern art. Sales in Asia grew by $12.5 million, or 29%, as a result of increased sales in Hong Kong and Taiwan. Sales in continental Europe (the "Continent") declined $60.9 million, or 26%, during 1994. Excluding the favorable impact of currency movements, sales on the Continent declined $69.2 million, or 29%, due mostly to lower Jewelry sales in Switzerland.

Worldwide revenues from auction operations ("Auction") increased $3.8 million, or 2%, compared to the prior year. Auction revenues were positively affected by increased commissions (which are principally buyer's premium, vendor's commission and expense recoveries). The increase in commissions is largely due to a change in the relative mix of sales toward property with lower average values which yield higher average commission rates. Reductions in other non-commission revenue categories partially offset the impact of increased commissions. Excluding the impact of translating revenues outside North America into U.S. dollars, Auction revenues were essentially flat when compared to the prior year.

Direct costs of services, consisting largely of catalogue production, distribution and mailing costs, increased by $1.3 million during 1994, or 3%, when compared to 1993. Most of this increase was due to movements in currency. Direct costs of services as a percentage of sales was 3.7% in 1994 compared to 3.6% in 1993.

Salaries and related costs increased $6.9 million, or 9%, in 1994. Excluding the impact of foreign currency movements, salaries and related costs increased $5.8 million, or 7%. This increase is largely due to salary increases following several years of very restrained compensation growth and, to a lesser extent, to modest increases in staff.

General and administrative expenses decreased $1.0 million during 1994, or approximately 1% when compared to the prior year. Excluding the impact of foreign currency movements, general and administrative costs actually declined 3% year to year. This decrease reflects lower levels of various provisions for reserves in 1994 when compared to 1993 as well as continued cost control efforts.

Inventory and other auction-related activities generated pre-tax income of $1.4 million in 1994, compared to a pre-tax loss of $0.9 million in the prior year. These activities include: net gains on sales of inventory (including gains on sales of inventory obtained as a result of the auction process); the Company's share of earnings from its investment in the Acquavella Modern Art Partnership ("AMA"); net revenue earned from guarantees; and provisions for write-downs of inventory to estimated realizable value. The year-to-year increase is mostly due to lower levels of inventory provisions for write-downs to estimated realizable value.

Auction recorded operating income of $30.2 million in 1994, a decrease of $1.3 million compared to operating income of $31.5 million for 1993. Excluding the favorable impact of currency movements, Auction operating income declined $2.1 million when compared to 1993. The decrease is principally due to increased operating expenses, most notably salaries and related costs, as discussed above.

Auction's interest income, which is earned on short-term investments of surplus cash, declined by $0.2 million in 1994 compared to 1993 due primarily to a lower level of invested funds when compared to the prior year. Interest expense is incurred on borrowings to fund short-term cash requirements, including the client loan portfolio of the Company's subsidiary, Sotheby's Financial Services, Inc. ("Financial Services"). The decrease of $0.3 million in the current year is largely due to a lower average level of commercial paper borrowings compared to 1993, offset, in part, by higher average interest rates.

As noted above, Auction funds a portion of the client loan portfolio of Financial Services. Net interest charged to Financial Services on borrowings from Auction totaled $2.9 million and $2.0 million in 1994 and 1993, respectively (see Note C to the Consolidated Financial Statements). The 1994 amount of $2.9 million represents interest income of $4.0 million on borrowings by Financial Services from Auction, net of interest expense on special financing programs of $1.1 million charged by Financial Services to Auction. The increase during 1994 is largely due to a higher level of auction funding required for the Financial Services loan portfolio, and, to a lesser extent, higher interest rates in 1994. These factors were partly offset by an increase in loans under special financing programs provided by Financial Services to Auction.

Financial Services Revenues from Financial Services increased to $9.2 million in 1994 from $7.6 million in 1993 due to an increase in the average outstanding loan portfolio as well as higher rates of interest earned on outstanding loans. Average month-end portfolio balances for the years ended December 31, 1994 and 1993 were approximately $125.9 million and $112.2 million, respectively.

Income before taxes increased $0.9 million, or 31%, in 1994 due to the higher level of revenues discussed above as well as lower levels of various general and administrative expenses.

Real Estate Revenues from Real Estate increased to $11.5 million in 1994 from $9.8 million in 1993. The increase reflects a higher level of property sales when compared to the prior year. Operating expenses also increased during the current year, from $7.7 million in 1993 to $8.5 million in 1994, due mostly to increased marketing costs as well as salaries and related costs. Income before taxes increased $0.9 million to $3.0 million in 1994.

Corporate Corporate operating expenses of $6.8 million during 1994 were $0.6 million lower than 1993. This decrease is largely due to costs associated with severance in 1993 which did not recur in the current year as well as a reduction in professional fees, which include audit, tax, legal, consulting and other professional fees.

Income Taxes The Company's income taxes for the year ended December 31, 1994 increased $0.6 million due to the slightly higher level of earnings in 1994 when compared to 1993. Higher earnings during 1994 in certain jurisdictions were offset by lower earnings in others (see Note I to the Consolidated Financial Statements).

Net Income and Earnings Per Share Net income for 1994 was $20.3 million, a 5% increase when compared to net income of $19.3 million for 1993. Excluding favorable movements in foreign currencies, net income increased less than 1%. Earnings per share increased from $0.35 per share in 1993 to $0.36 per share in 1994. The percentage increase in earnings per share was slightly less than the 5% increase in net income due to an increase in the number of weighted average shares in 1994 when compared to 1993.

Results of Operations
Years Ended December 31, 1993 and 1992

Auction Auction sales for the Company totaled $1,325.3 million during 1993, an increase of $193.7 million, or 17%, over the previous year. Higher sales volume was responsible for $148.0 million of the increase, while the remaining $45.7 million of growth resulted from the increase in the rate of buyer's premium. Prior to 1993, in most locations the buyer's premium had been 10% of the hammer price on any lot sold. Effective January 1, 1993, the buyer's premium increased to 15% on lots sold for $50,000 or less in North America. On lots of higher value, 15% is charged on the first $50,000 and 10% thereafter. Generally, similar structures were simultaneously implemented throughout most of the rest of Sotheby's auction operations. The increase in 1993 auction sales was driven by increased sales of Impressionist and Modern art and unusually strong sales of Jewelry, which increased by approximately $107.4 million and $80.4 million, respectively, compared to 1992.

Following is a geographical breakdown of the Company's auction sales for 1993 and 1992 (in thousands):

                                  1993             1992

North America           $      654,984   $      551,075
Europe                         627,475          531,072
Asia                            42,875           49,454
Total                   $    1,325,334   $    1,131,601


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

Worldwide revenues from auction operations increased $34.1 million, or 17%, to $235.0 million. The unfavorable impact of translating revenues outside

North America into U.S. dollars reduced 1993 auction revenues by $12.6 million. The increase in Auction revenues was primarily attributable to increased commissions. The growth in commissions resulted from the increase in the rate of buyer's premium, as discussed above, and, to a lesser extent, from the greater volume of auction sales. The increase in commissions was mitigated, in part, by declines in the realized rate of vendor's commission and other commission revenue areas. The lower vendor's commission rate resulted from pressures to price competitively as well as from a change in the relative mix of auction sales. During 1993, an increasing proportion of the Company's sales were by departments that have historically generated lower than average vendor's commissions. During 1993, the Company continued to review its worldwide business structure, with particular emphasis on operations in Europe and Asia. As a result of this review, the Company recorded non-recurring reorganization charges of over $2.4 million during 1993 (of which $2.0 million related to Auction). These charges were principally for costs associated with changes in personnel.


Direct costs of services decreased by $3.2 million, or 6%, from 1992 in spite of the greater volume of sales. Translating these expenses into U.S. dollars accounted for $1.9 million of the decrease. Direct costs of services as a percentage of sales, excluding the impact of foreign currency movements, was 3.6% in 1993 compared to 4.5% in 1992.

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

Inventory and other auction-related activities generated a pre-tax loss of $0.9 million in 1993, compared to pre-tax income of $1.8 million in 1992. In 1993, earnings continued to be generated from AMA and other sales of inventory, but at very modest levels which were lower than the prior year. A provision for the write-down to estimated realizable value of inventory relating to a single isolated transaction more than offset these earnings in 1993.

During 1992, the Company recorded a $4.9 million restructuring charge to provide for staff termination and other reorganization costs relating to a full-scale restructuring to streamline operations, with particular emphasis on the European auction operation.

Auction recorded operating income of $31.5 million in 1993, an increase of $33.5 million compared to an operating loss of $2.0 million in 1992. The increase in operating income is due to the increase in the rate of the buyer's premium and greater sales volume, offset by reductions in vendor's commissions, expense recoveries and various other revenues.

Auction's interest income declined by $1.7 million in 1993 compared to 1992 largely due to lower average rates of interest earned on invested funds. The decrease of $1.9 million in interest expense is largely due to a lower average level of borrowed funds in Europe.

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

    Liquidity and Capital Resources

    The Company's net debt position (total debt, which includes short-term borrowings and commercial paper, less cash and cash equivalents) totaled $1.4 million at December 31, 1994, compared to a net cash position of $53.3 million at December 31, 1993 and a net debt position of $5.2 million at December 31, 1992. Working capital (current assets less current liabilities) at December 31, 1994 was $105.0 million, compared to $94.6 million and $148.9 million at December 31, 1993 and 1992, respectively.

    The Company's client loan portfolio, consisting of loans which generally have a maturity of one year or less, increased to $131.3 million at December 31, 1994 from $98.4 million and $117.6 million at December
    31, 1993 and 1992, respectively.

    The Company relies on internally generated funds and borrowings to meet its financing requirements. The Company may issue up to $200 million of short-term notes pursuant to its U.S. commercial paper program, of which $27.5 million was issued and outstanding at December 31, 1994. The Company supports any short-term notes issued under its U.S. commercial paper program with committed credit facilities. Prior to August 3, 1994, the Company had $175 million available under committed revolving credit facilities; these arrangements were discontinued effective August 3, 1994, at which date the Company entered into a new Bank Credit Agreement which provides $300 million of committed available financing to January 31, 1998 (see Note H to the Consolidated Financial Statements).

    During 1994, the Company's primary sources of liquidity were derived from available cash balances supplemented by short-term borrowings and operations. The most significant cash uses during 1994 were net funding of the client loan portfolio ($48.1 million) and shareholder dividends. The Company paid dividends to shareholders of $13.4 million in 1994 (of which $3.3 million was declared and paid in 1994 with respect to 1993). In the first quarter of 1995, the Company declared and paid dividends of $3.4 million in respect of the fourth quarter of 1994. During 1993, in addition to $70.3 million generated from operations, a major source of liquidity was net collections on the client loan portfolio which totaled $16.7 million. The most significant uses of cash in 1993 were net repayments of commercial paper borrowings, which totaled $52.4 million, and shareholder dividends. In 1993, the Company paid dividends to shareholders of $23.2 million
    (of which $8.3 million was declared and paid in 1993 with respect to 1992). During the third quarter of 1993, the Company announced a reduction in the quarterly dividend on common shares to $0.06 per share. In 1992, net collections on the client loan portfolio of $62.8 million and cash generated from operations of $35.3 million were key sources of liquidity for the Company; the most significant uses were shareholder dividends and net reductions in short-term borrowings. The Company paid $31.8 million in dividends during 1992 (of which $7.7 million was declared and paid in 1992 with respect to 1991).

    Capital expenditures, consisting primarily of office and auction facility refurbishment and the acquisition of computer equipment, totaled $7.9 million for 1994, $8.3 million for 1993 and $9.9 million for 1992.

    In certain instances, consignor advances are made with recourse limited only to the works of art consigned for sale and pledged as security for the loan, or with recourse limited to the consigned works and to other works of art owned by the consignor but not pledged as security. As of December 31, 1994, $3.0 million of these advances were outstanding.

    From time to time, the Company has off-balance sheet commitments which include short-term commitments to consignors that property will sell at a minimum price and legally binding lending commitments in conjunction with the client loan program (see Note O to the Consolidated Financial Statements). The Company does not believe that material liquidity risk exists relating to these commitments.

    The Company believes that the working capital requirements of AMA will be adequately satisfied by sales of its inventory. In spite of the slowdown in the volume of sales, the Company expects that the sale of the remaining inventory will provide a source of cash over the next several years as the art market continues to recover.

    Outlook

    Although overall auction sales remained relatively unchanged during 1994 when compared to 1993, combined sales of all categories, excluding Impressionist and Modern art and Jewelry, rose 13%. The Company is encouraged by this growth and is optimistic about the prospects for the 1995 auction season. On an ongoing basis, the Company reviews opportunities in the marketplace and, in the first quarter of 1995, purchased inventory.

    The Company believes that operating cash flows will be adequate to meet normal working capital requirements and that the commercial paper program and credit facilities will continue to be adequate to fund the Company's client loan program, peak working capital requirements and other short-term commitments to consignors.

    The Company evaluates, on an ongoing basis, the adequacy of its premises for the requirements of the present and future conduct of its business. Any significant alteration to its principal auction premises may require use of additional capital which the Company believes is adequately available.

    Seasonality
    The worldwide art auction market has two principal selling seasons, spring and fall. During the summer and winter, sales are considerably lower. The table below demonstrates that at least 80% of the Company's auction sales are derived from the second and fourth quarters of the year (see Note Q to the Consolidated Financial Statements).

                                                 Percentage of Annual
                                                    Auction Sales
                                         1994            1993            1992

    January-March                          12%             10%             12%
    April-June                             40              38              38
    July-September                          8               6               8
    October-December                       40              46              42
                                          100%            100%            100%

    Future Impact of Recently Issued
    Accounting Standards

    In November of 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers" Accounting for Postemployment Benefits, which was adopted by the Company in the first quarter of 1994. Adoption of this standard did not have a material impact on the Company's financial statements.

    In May of 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which must be adopted by the Company by 1995. The impact of implementing the new standard, which the Company will adopt effective January 1, 1995, is not expected to materially affect the financial statements.

    In October of 1994, the FASB issued SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments". The Company's policy is to enter into derivative financial contracts for the purpose of hedging its foreign exchange or interest rate risk exposures related to conducting its worldwide auction, financial services and real estate brokerage business. As of December 31, 1994, there were no outstanding derivative financial instruments. The impact on net earnings related to the settlement of derivative contracts for the years ended December 31, 1994, 1993, and 1992 was not material.



    December 31,                                                                        1994             1993
    (Thousands of dollars)
    Assets
    Current Assets
    Cash and cash equivalents                                                      $    34,987    $    91,840
    Accounts and notes receivable, net of allowance
     for doubtful accounts of $10,165 and $10,596 - Note D
     Auction operations                                                                180,521        166,962
     Finance operations                                                                131,294         98,419
     Other                                                                              13,442         12,670

     Total Accounts and Notes Receivable, Net                                          325,257        278,051
    Inventory, net - Note E                                                             20,330         17,417
    Deferred income taxes - Note I                                                      12,053          8,675
    Prepaid expenses - Note M                                                           12,053         11,880
     Total Current Assets                                                              404,680        407,863
    Properties, less allowance for depreciation
     and amortization of $53,464 and $51,100 - Notes G and J                            66,825         65,078
    Intangible assets, less allowance for
     amortization of $28,051 and $25,866                                                29,054         29,633
    Investment in partnership - Note F                                                  44,281         45,657
    Other assets - Note N                                                               12,244         11,125
     Total Assets                                                                  $   557,084    $   559,356
    Liabilities and Shareholders' Equity
    Current Liabilities
    Due to consignors - Notes D and N                                             $    199,758    $   205,873
    Short-term borrowings - Note H                                                       8,903          4,583
    Accounts payable and accrued liabilities                                            60,428         63,271
    Deferred revenues                                                                    6,173          6,165
    Accrued income taxes - Note I                                                       24,457         33,355
     Total Current Liabilities                                                         299,719        313,247
    Long-term Liabilities
    Commercial paper - Note H                                                           27,500         34,000
    Deferred income  taxes - Note I                                                     18,423         17,256
    Other long-term obligations                                                            390            221
     Total Liabilities                                                                 346,032        364,724

    Shareholders' Equity - Note K:
    Common stock, $.10 par value:
     Authorized shares - 125,000,000 of Class A and 75,000,000 of Class B
     Issued and outstanding shares 36,730,771 and 35,399,497 of Class A, and 19,093,071 and 20,096,469 of Class B at December 31, 1994
     and 1993, respectively                                                              5,582          5,550
    Additional paid-in capital                                                          83,538         80,509
    Retained earnings                                                                  136,517        129,637
    Foreign currency translation adjustments                                           (14,585)       (21,064)
     Total Shareholders' Equity                                                        211,052        194,632
     Total Liabilities and Shareholders' Equity                                   $    557,084   $    559,356

    See accompanying Notes to Consolidated Financial Statements


                                              CONSOLIDATED STATEMENTS OF INCOME

    Year ended December 31,                                                     1994               1993               1992
    (Thousands of dollars, except per share data)
    Auction
    Revenues                                                       $         238,770     $      234,972     $       200,883

    Direct costs of services                                                 (48,659)           (47,352)            (50,556)
    Salaries and related costs - Note M                                      (85,941)           (79,030)            (74,763)
    General and administrative expenses - Note J                             (67,391)           (68,391)            (66,742)
    Depreciation and amortization                                             (7,986)            (7,846)             (7,731)
    Income (loss) from inventory and other auction-
     related activities - Notes B, E, and F                                    1,415               (887)              1,771
    Restructuring charge - Note L                                                                                    (4,855)
    Operating income (loss) - Auction                                         30,208             31,466              (1,993)

    Interest income                                                            4,900              5,082               6,786
    Interest expense - Note H                                                 (4,013)            (4,281)             (6,156)
    Net interest charged to Financial Services - Note C                        2,948              1,966               5,384
    Income before taxes - Auction                                             34,043             34,233               4,021
    Financial Services
    Revenues                                                                   9,246              7,600              14,462
    General and administrative expenses                                       (2,622)            (2,831)             (3,867)
    Net interest expense from Auction - Note C                                (2,948)            (1,966)             (5,384)
    Income before taxes - Financial Services                                   3,676              2,803               5,211

    Real Estate
    Revenues                                                                  11,549              9,758               9,625
    Operating expenses                                                        (8,547)            (7,687)             (7,534)
    Income before taxes - Real Estate                                          3,002              2,071               2,091
    Corporate operating expenses                                              (6,792)            (7,370)             (6,177)
    Other non-operating income (expense)                                        (164)               420               1,345
    Consolidated
    Revenues                                                                 259,565            252,330             224,970

    Operating income (loss)                                                   30,094             28,970                (868)
    Net interest income                                                        3,835              2,767               6,014
    Other non-operating income (expense)                                        (164)               420               1,345
    Income before taxes                                                       33,765             32,157               6,491
    Income taxes - Note I                                                    (13,506)           (12,863)             (2,531)
    Net Income                                                     $          20,259     $
                                                                                                 19,294     $         3,960
    Earnings Per Share                                             $            0.36     $         0.35     $          0.07



    See accompanying Notes to Consolidated Financial Statements

                                    CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                                                                                           Foreign
                                                                        Additional                        Currency
                                                          Common         Paid-in           Retained      Translation
                                                          Stock          Capital           Earnings       Adjustment

    (Thousands of dollars)
    Balance at December 31, 1991                       $    5,151       $    64,292     $     161,342   $      15,543
    Stock options exercised                                   332             4,748
    Tax benefit associated with exercise
     of stock options                                                         8,554
    Foreign currency translation                                                                              (33,967)
    Net income                                                                                  3,960
    Dividends                                                                                 (31,760)
    Balance at December 31, 1992                      $     5,483       $    77,594     $     133,542   $     (18,424)

    Stock options exercised                                    67             1,985
    Tax benefit associated with exercise
     of stock options                                                           930
    Foreign currency translation                                                                               (2,640)
    Net income                                                                                 19,294
    Dividends                                                                                 (23,199)
    Balance at December 31, 1993                      $     5,550      $     80,509     $     129,637   $     (21,064)
    Stock options exercised                                    32             2,224
    Tax benefit associated with exercise
     of stock options                                                           805
    Foreign currency translation                                                                                6,479
    Net income                                                                                 20,259
    Dividends                                                                                 (13,379)
    Balance at December 31, 1994                      $     5,582      $     83,538     $     136,517   $     (14,585)

    See accompanying Notes to
     Consolidated Financial Statements


                                            CONSOLIDATED STATEMENTS OF CASH FLOWS


    Year ended December 31,                                                 1994               1993                1992
     ----------------------------------------------------------------------------------------------------------------------
    (Thousands of dollars)
    Operating Activities:
    Net income                                                     $      20,259       $     19,294     $          3,960
    Adjustments to reconcile net
     income to net cash provided by
     operating activities:
     Depreciation and amortization                                         8,444              8,294                8,172
     Deferred income taxes                                                (2,211)             1,227               (1,662)
     Tax benefit of stock option exercises                                   805                930                8,554
     Asset provisions                                                      6,117              9,554                6,147
     Other                                                                   263               (428)                (557)

    Change in assets and liabilities,
     net of effects from business acquired:
     Decrease (increase) in prepaid expenses                                (173)             1,805                1,904
     Decrease (increase) in accounts receivable                           (8,035)            (9,079)              29,742
     Decrease in inventory                                                 2,202              1,206                7,264
     Increase (decrease) in due to consignors                             (6,115)            34,538               (8,781)
     Decrease in accrued income taxes                                     (8,898)            (4,345)             (10,978)
     Increase (decrease) in other current liabilities                     (2,835)             7,263               (8,464)
     ----------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                             9,823             70,259               35,301

     Investing Activities:
     Finance operation loans                                            (128,523)          (119,915)             (49,965)
     Collections on finance operation loans                               80,383            136,581              112,794
     Capital expenditures                                                 (7,897)            (8,344)              (9,924)
     Payment for business acquired, net of cash acquired - Note P                                                  1,146
     Increase in investment in affiliate                                                                          (1,394)
     Decrease in investment in partnership                                 1,376              1,264                2,425
     ----------------------------------------------------------------------------------------------------------------------
      Net cash provided (used) by investing activities                   (54,661)             9,586               55,082

     Financial Activities:
     Increase (decrease) in commercial paper                              (6,500)           (52,400)               3,730
     Increase (decrease) in short-term borrowings                          4,320                114              (10,615)
     Proceeds from exercise of stock options                               2,256              2,052                5,080
     Dividends paid                                                      (13,379)           (23,199)             (31,760)
     ----------------------------------------------------------------------------------------------------------------------
      Net cash used by financing activities                              (13,303)           (73,433)             (33,565)

     Effect of exchange rate changes on cash                               1,288               (275)             (14,383)
     ----------------------------------------------------------------------------------------------------------------------
      Increase (Decrease) in Cash and Cash Equivalents                   (56,853)             6,137               42,435
     Cash and Cash Equivalents at Beginning of Year                       91,840             85,703               43,268
     ----------------------------------------------------------------------------------------------------------------------
     Cash and Cash Equivalents at End of Year                         $   34,987         $   91,840           $   85,703
     ----------------------------------------------------------------------------------------------------------------------
     See accompanying Notes to Consolidated Financial Statements



                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note A--Organization and Business

The primary line of business of Sotheby's Holdings, Inc. (together with its subsidiaries, the "Company") is conducting auctions and private sales of fine art, jewelry and decorative art. Auction activities occur primarily in New York and London, but are also conducted elsewhere in North America, Europe and Asia. In addition, the Company is engaged in art-related financing and in marketing and brokering luxury real estate.

Note B--Summary of Significant Accounting Policies

Principles of Consolidation The Consolidated Financial Statements include the accounts of Sotheby's Holdings, Inc. and its wholly-owned subsidiaries. The Company's investment in the Acquavella Modern Art Partnership ("AMA") is accounted for under the equity method.

Revenue Recognition Auction commission revenue is generally recognized at the date of the related sale. Financial Services interest income is recognized using the interest method. Commissions on real estate transactions are recognized when received. Catalogue subscription revenue is recognized over the twelve-month period of the subscription from the date of receipt of the proceeds. Other revenue is recognized at the time service is rendered by the Company.

Properties Properties, consisting primarily of buildings and improvements, furniture and fixtures and equipment, are stated on the cost basis. Depreciation is computed principally on the straight-line method over estimated useful lives for financial reporting purposes and by accelerated methods for income tax purposes. Leaseholds and leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement. Amortization of leased assets is included in depreciation and amortization expense.

General and administrative expenses include repairs and maintenance and the cost of computer software in the year of purchase.

Direct Costs of Services Direct costs of services primarily include the costs of obtaining and marketing property for auctions.

Income (Loss) from Inventory and Other Auction-Related Activities These activities include net gains on sales of inventories, including the Company's share of earnings from its investment in AMA, income earned from guarantees, and provisions for write-downs of inventories to estimated realizable value.

Cash Equivalents Cash equivalents are liquid investments, comprised primarily of bank and time deposits with an original maturity of less than three months. These investments are carried at cost, which approximates market value.

Financial Instruments The carrying amounts of cash and cash equivalents, accounts receivable, short-term borrowings, due to consignors, accounts payable and accrued liabilities, and commercial paper are a reasonable estimate of their fair value. The fair value of notes receivable from finance operations is estimated using the current rates at which similar loans would be made to borrowers for the same remaining maturities.

Inventory Inventory consists principally of objects obtained as a result of the auction process and is valued at the lower of cost or management's estimate or realizable value.

Intangible Assets Intangible assets include goodwill, lease rights and subscriber lists. Goodwill is being amortized over forty years. The amounts assigned to the other intangible assets are amortized on a straight-line basis over periods not to exceed twenty-five years.

Earnings Per Share Earnings per share is based on the weighted average number of outstanding shares of common stock and common stock equivalents (stock options). Weighted average number of shares for the earnings per share computation were as follows: 1994-56,158,933; 1993-55,861,424; and
1992-54,387,412. Fully diluted earnings per share, assuming the maximum dilutive effect of stock options, has not been presented because the effects are not material. Weighted average number of shares for the fully diluted earnings per share computation were as follows: 1994-56,158,933; 1993-55,909,007; and 1992-54,393,960.

Foreign Currency Translation   Assets and liabilities of foreign subsidiaries
are translated at year-end rates of exchange. Income statement amounts are translated using monthly average exchange rates for the year. Gains and losses resulting from translating foreign currency financial statements are accumulated in a separate component of shareholders' equity until the subsidiary is sold or substantially liquidated.

Reclassifications Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform with the 1994 presentation.

Note C--Business Segment and Geographic Data

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

A summary of information about the Company's operations by business segment and by geographic area follows:



Business Segment Data
December 31                           1994           1993            1992
- --------------------------------------------------------------------------------
(Thousands of dollars)

Indentifiable Assets
Auction                           $408,717       $444,604        $443,411
Financial Services                 131,294         98,419         117,600
Real Estate                          2,480          1,513           2,483
Corporate                           14,593         14,820          14,163
- --------------------------------------------------------------------------------
 Total                            $557,084       $559,356        $557,657
- --------------------------------------------------------------------------------
Depreciation and Amortization
Auction                           $  7,986       $  7,846        $  7,731
Real Estate                            196            186             179
Corporate                              262            262             262
- --------------------------------------------------------------------------------
 Total                            $  8,444       $  8,294        $  8,172
- --------------------------------------------------------------------------------
Capital Expenditures
Auction                           $  7,820       $  8,099        $  9,596
Real Estate                             77            245             328
- --------------------------------------------------------------------------------
 Total                            $  7,897       $  8,344        $  9,924
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Geographic Data In the following table (which includes Auction, Financial Services, Real Estate and Corporate), North America includes the United States and Canada; Europe includes the United Kingdom, Ireland and continental Europe; and Asia primarily includes operations in Hong Kong, Taiwan, Japan and Australia.



Year ended December 31,               1994           1993            1992
- --------------------------------------------------------------------------------
(Thousands of dollars)

Revenues
North America                     $133,080       $127,813        $108,722
Europe                             116,214        116,396         107,647
Asia                                10,271          8,121           8,601
- --------------------------------------------------------------------------------
 Total                            $259,565       $252,330        $224,970
- --------------------------------------------------------------------------------
Operating Income (Loss)
North America                     $ 28,677       $  26,081       $ 13,577
Europe                               9,888          11,003         (8,229)
Asia                                (1,679)          (744)            (39)
Corporate                           (6,792)        (7,370)         (6,177)
- --------------------------------------------------------------------------------
 Total                            $ 30,094       $   28,970      $   (868)
- --------------------------------------------------------------------------------
Identifiable Assets
North America                     $326,975       $  291,361      $292,245
Europe                             205,859          258,883       272,039
Asia                                24,250          9,112          13,373
- --------------------------------------------------------------------------------
 Total                            $557,084       $  559,356      $577,657
- --------------------------------------------------------------------------------




Note D--Accounts and Notes Receivable and Due to Consignors

Accounts and notes receivable consist of the following:


December 31                                            1994               1993
(Thousands of dollars)
Auction operations:
  Auction receivables                              $185,438           $170,490
  Advances for consignors                             1,455              2,201
  Other receivables                                     783                767
  Allowance for doubtful accounts                    (7,155)            (6,496)


                                                    180,521            166,962

Finance operations:
  General purpose secured loans                     113,020             61,366
  Cash advances to consignors                        10,688             30,667
  Other guaranteed loans                              9,878             10,000
  Allowance for doubtful accounts                    (2,292)            (3,614)

                                                    131,294             98,419

Other:
  Other receivables                                  14,160             13,156
  Allowance for doubtful accounts                      (718)              (486)

                                                     13,442             12,670

      Total                                        $325,257           $278,051

                                        31

    Auction receivables included $1.9 million and $5.3 million at December 31, 1994 and 1993, respectively, relating to the purchase of art objects at auction by employees, officers, directors and other related parties.

    Under the standard terms and conditions of the Company's auction sales, the Company is not obligated to pay consignors if it has not been paid by the purchaser. If the purchaser defaults on payment, the Company may cancel the sale and return the property to the owner, re-offer the property at public auction or contact other bidders to negotiate a private sale.

    In certain situations, when the purchaser takes possession of the property before payment is made, the Company is liable to the seller for the net sale proceeds. As of December 31, 1994 and 1993, accounts and notes receivable included approximately $85.9 million and $80.1 million, respectively, of such sales. Amounts outstanding in the prior year which remained outstanding at December 31, 1994 totaled $0.8 million. Management believes that adequate allowances have been established to provide for potential losses on these amounts.

    The average interest rates charged on finance receivables were 7.4% and 6.8% at December 31, 1994, and 1993, respectively.

    The estimated fair value of finance receivables was $129.8 million and $97.2 million at December 31, 1994 and 1993, respectively.

    Approximately 37% of the Company's loan portfolio at December 31, 1994 was extended to one borrower. The Company's general policy in relation to secured loans is to obtain collateral with a low estimated auction value equivalent to or greater than 200% of the secured loan. The low auction estimate of the collateral for this secured loan exceeded the Company's general policy requirements at December 31, 1994. No other individual loan amounted to more than 5% of total assets.

    In May of 1993, the Financial Accounting Standards Board ("FASB") issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which must be adopted by the Company by 1995. Under SFAS No. 114, impairment is generally measured based on the present value of expected future principal and interest cash flows, discounted at the loan's effective interest rate, and a valuation allowance is established relating to those impaired loans. Impairment may also be measured based on the fair value of the collateral, if the loan is collateral dependent. A loan is considered impaired under the Statement when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. Presently, credit losses on the client loan portfolio are accounted for through the allowance for doubtful accounts, which is adequate to absorb losses inherent in this portfolio. The impact of implementing the new standard, which the Company will adopt effective January 1, 1995, is not expected to materially affect the financial statements.


    Note E--Inventory
    Inventory consists principally of objects obtained as a result of the auction process primarily as a result of honoring authenticity claims of purchasers, foreclosing on accounts receivable after the consignor has been paid and purchasing property at the minimum price assured by the Company. The inventory and related allowances to adjust the cost of inventory to management's estimated realizable value are as follows:

    December 31                                   1994               1993
    (Thousands of dollars)

    Inventory, at cost                         $35,325            $31,751
    Realizable value allowances                (14,995)           (14,334)
    Total                                      $20,330            $17,417

    Note F--Investment in Partnership

    On May 23, 1990, the Company purchased the common stock of the Pierre Matisse Gallery Corporation ("Matisse") for approximately $153 million.
    The assets of Matisse consisted of a collection of fine art (the "Matisse inventory"). Upon consummation of the purchase, the Company contributed the Matisse inventory to AMA and entered into the AMA partnership agreement with Acquavella Contemporary Art, Inc. to sell the Matisse inventory. The Company accounts for its investment in AMA under the equity method of accounting in the Consolidated Financial Statements, including its share of AMA's income in income (loss) from inventory and other auction-related activities. The total net assets of the partnership consist principally of the inventory described above. The Company reflects its 50% interest in the net assets of the partnership as investment in partnership, which totaled $44.3 million and $45.7 million at December 31, 1994 and 1993, respectively. For the years ended December 31, 1994, 1993 and 1992, income earned from AMA totaled $0.7 million. $0.6 million and $1.3 million, respectively.

    According to the terms of the partnership agreement, each partner has a 50% interest in the earnings of AMA and all cash available for distribution was initially distributed to the Company until the Company received $270.3 million, together with a return equal to the prime rate (as defined). Cash distributions now are being made on a 50-50 basis pursuant to the terms of the partnership agreement. Cash distributed to the Company in accordance with the partnership agreement totaled $281.5 million through December 31, 1994. To the extent that the partnership requires working capital, the Company has agreed to lend the same to the partnership. As of December 31, 1994, no such amounts are outstanding.

    Note G--Properties

    Properties consist of the following:

    December 31,                                             1994         1993
    (Thousands of dollars)
    Land                                                     $170         $170
    Building and building improvements                     32,893       32,000
    Leaseholds and leasehold improvements                  36,774       34,480
    Furniture, fixtures and equipment                      45,217       44,887
    Other                                                   5,235        4,641
                                                          120,289      116,178
    Less: Accumulated depreciation                        (53,464)     (51,100)
     Total                                                $66,825      $65,078


    Note H--Credit Arrangements

    Short-term borrowings consist of the following:

    December 31,                                             1994         1993
    (Thousands of dollars)

    Bank lines of credit                                   $5,266       $1,238
    Note payable                                            3,622        3,336
    Other short-term obligations                               15            9
     Total                                                 $8,903       $4,583


    Bank Lines of Credit At December 31, 1994 and 1993, $5.2 million and $1.2 million, respectively, were outstanding under lines of credit at weighted average interest rates of 6.57% and 10.84%, respectively.

    Note Payable York Avenue Development, Inc. ("York") has signed a demand note payable to Taubman York Avenue Associates, Inc. (see Note J). Interest on the original note was prime plus 1%. During the fourth quarter of 1994, the note was renegotiated and the interest rate was retroactively reduced to prime minus 1/2%. The note was paid in full and cancelled in January 1995.

    Commercial Paper The Company may issue up to $200 million in notes under its U.S. commercial paper program. At December 31, 1994 and 1993, commercial paper borrowings amounting to $27.5 million and $34.0 million, respectively, have been classified on the Consolidated Balance Sheets as long-term liabilities based on the Company's ability to maintain or refinance these obligations on a long-term basis. The notes do not bear interest but are issued at a discount, which is negotiated by the Company and purchaser prior to each issuance. The weighted average interest rates on these notes was 6.21% and 3.54% at December 31, 1994 and 1993, respectively. During
    1993 the Company had a Euro-commercial paper program available to issue up to $200 million in notes. This program was discontinued in March of 1994.

    Bank Credit Facilities During 1994 the Company entered into a $300 million Bank Credit Agreement (the "Credit Agreement"). Borrowings under the Credit Agreement are permitted through January 31, 1998 in either U.S. dollars or U.K. pounds sterling. Under the terms of the Credit Agreement, interest is calculated based on the London Interbank Offering Rate, "LIBOR", and a facility fee of 0.15% per annum is charged on the amount of the commitment. Commitment fees totaled $0.2 million in 1994. The Agreement contains certain financial covenants including limitations on the Company's ability to incur debt. The Credit Agreement contains no restriction on the payment of dividends. However, the Company is required to maintain consolidated tangible net worth, as defined, of at least $150 million. At December
    31, 1994, consolidated tangible net worth, as defined, was $196.6 million.

    Prior to August 1994, the Company had an aggregate of $175 million available under various Bank Credit Facilities. Borrowings under these facilities were based on one of several interest rates, at the option of the Company. Commitment fees on the unused portion of the facilities totaled $0.2 million, $0.4 million, and $0.3 million for the years ended December 31, 1994, 1993, and 1992, respectively.

    Interest paid on borrowings totaled $4.1 million, $4.5 million and $6.2 million in the years ended December 31, 1994, 1993 and 1992, respectively.


    Note I--Income Taxes

    Year ended December 31,           1994               1993             1992
    (Thousands of dollars)

    Income Before Taxes:
    Domestic                       $19,880            $17,180           $8,981
    Foreign                         13,885             14,977          (2,490)
      Total                        $33,765            $32,157           $6,491

    Income Taxes:
    Current:
    Federal                        $ 5,401             $3,877           $2,450
    State and local                  3,090              3,340              998
    Foreign                          7,226              4,419              745
                                   $15,717            $11,636           $4,193
    Deferred:
    Federal                         (1,070)             1,227              850
    Foreign                         (1,141)                             (2,512)
                                    (2,211)             1,227           (1,662)
     Total                         $13,506            $12,863           $2,531


    As required by SFAS No. 109, which was adopted by the Company effective December 31, 1992, the components of deferred income tax assets and liabilities are disclosed below:

    December 31,                                      1994               1993
    (Thousands of dollars)

    Current Deferred Tax Assets:
    Taxable loss carryforwards                      $2,922             $2,874
    Asset provisions and
      accrued liabilities                            9,131              5,801

      Total                                        $12,053             $8,675
    Non-Current Deferred Tax Liabilities:
    Basis difference in
      partnership assets                           $15,667            $16,089
    Depreciation                                     2,756              1,167
      Total                                        $18,423            $17,256


    The effective tax rate varied from the statutory rate as follows:

    Year ended December 31,                      1994        1993        1992
    (Thousands of dollars)

    Statutory federal income
      tax rate                                  35.0%       35.0%       34.0%
    State and local taxes, net of
      federal tax benefit                        6.0         6.8        10.1
    Foreign taxes at rates greater
      (less) than U.S. rates                     3.6        (2.6)      (14.2)
    Taxable foreign source
      income                                    (0.9)        4.9         6.6
    Other                                       (3.7)       (4.1)        2.5

      Effective income tax rate                 40.0%       40.0%       39.0%


    Undistributed earnings of foreign subsidiaries included in consolidated retained earnings at December 31, 1994 and 1993 amounted to $12.7 million and $15.3 million, respectively. Such amounts are considered to be reinvested indefinitely or will be distributed from income that would not incur a significant tax consequence and, therefore, no provision has been made for taxes that would be payable upon distribution of these earnings.

    Total income tax payments, net of refunds, during 1994, 1993 and 1992 were $4.7 million, $9.2 million and $5.2 million, respectively.

    Taxing authorities periodically challenge positions taken by the Company on its tax returns. On the basis of information presently available, it is the opinion of management that any assessments resulting from current tax audits will not have a material adverse effect on the financial position of the Company.

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

    Note J--Lease Commitments

    The Company conducts its business on premises leased in various locations under long-term operating leases expiring through 2060. Net rental payments under operating leases amounted to $11.3 million, $11.1 million and $12.0 million, respectively, for the years ended December 31, 1994, 1993 and 1992.

    Properties under capital leases, which relate primarily to computer and office equipment, are not material. Future minimum lease payments under noncancelable operating leases in effect at December 31, 1994 are as follows:
                                                Operating
                                                   Leases
    (Thousands of dollars)

    1995                                           $9,233
    1996                                            7,556
    1997                                            6,350
    1998                                            4,635
    1999                                            4,009
    Thereafter                                     51,226
    Total future minimum lease payments
                                                  $83,009


    In addition to the above rentals, under the terms of certain of the leases, the Company pays real estate taxes, utility costs and other increases based on a price-level index.

    Operating leases include a lease expiring in 2009 (which can be extended until 2039) on the North American headquarters building in New York City (the "York Property"). York Avenue Development, Inc. ("York"), a wholly-owned subsidiary of Sotheby's, Inc. (itself a wholly-owned subsidiary of the Company), holds a purchase option on the York Property. The option can be exercised anytime until January 31, 1999 for ten times the rent at the date the option is exercised plus a profit-sharing arrangement of from $5 million to $10 million, or at defined dates in 1999, 2004 and 2009 for ten times the rent at the date the option is exercised, subject to certain limitations.

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

    (ii) The investment of Sotheby's, Inc. in the development of the New Tower totaled $5.7 million at December 31, 1994.

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

    Note K--Shareholders' Equity

    Common Stock and Public Offering Effective May 13, 1988, 11,006,214 shares of Class A Common Stock were sold in an initial public offering. Effective June 30, 1992, an additional 11,000,000 shares of Class A Common Stock were sold in a secondary public offering. All proceeds from the sales were received by the selling shareholders in exchange for the shares sold. The Class A Common Stock is traded on stock exchanges in both the United States and the United Kingdom.

    Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. Both classes of Common Stock share equally in dividend distributions.

    Preferred Stock In addition to Class A and B Common Stock outstanding, the Company has the authority to issue 50,000,000 shares of Preferred Stock, no par value. No such shares were issued and outstanding at December 31, 1994 and 1993.

    1987 Stock Option Plan At December 31, 1994, the Company has reserved 9,711,000 shares of Class B Common Stock for issuance in connection with the 1987 Stock Option Plan (the "Plan").

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

    At December 31, 1994 and 1993, there were outstanding options for the purchase of 5,504,915 and 5,229,977 shares, respectively, at prices ranging from $1.50 to $22.62 per share. Stock option transactions during 1994, 1993 and 1992 are summarized as follows (shares in thousands):

                                 Shares Reserved for     Options Outstanding
                                                         -------------------
                             Issuance under the Plan   Shares        Prices

    Initial grant
      September 1, 1987                12,507           7,628             $1.50
    Balance at
      December 31, 1991                10,028           6,359       $1.50-22.62
    Options granted                                       919      $10.62-13.25
    Options canceled                                     (136)      $1.50-13.25
    Options exercised                  (3,325)         (3,325)      $1.50-12.19
    Balance at
      December 31, 1992                 6,703           3,817       $1.50-22.62
    Options granted                                     2,350      $12.50-13.38
    Options canceled                                     (273)     $10.50-15.50
    Options exercised                    (664)           (664)      $1.50-13.38
    Increase in shares reserved         4,000
    Balance at
      December 31, 1993                10,039           5,230       $1.50-22.62
    Options granted                                       923      $12.25-18.00
    Options canceled                                     (320)      $1.50-16.50
    Options exercised                    (328)           (328)      $1.50-15.50
    Balance at
      December 31, 1994                 9,711           5,505       $1.50-22.62


    In February 1995, the Company approved an additional aggregate grant of 800,000 options pursuant to the 1987 stock option plan.

    Stock Repurchase Program During 1990, the Company authorized a stock repurchase program (the "repurchase program") to acquire up to 3,000,000 shares of its outstanding Class A common stock through open market or other transactions. As of December 31, 1994, one million shares had been repurchased under this program. The program has been discontinued by the Company.


    Note L--Restructuring Charge

    During 1992, the Company incurred costs in its auction operations as a result of certain restructuring activities. These included termination costs related to staff reductions ($3.2 million), reorganization costs ($1.2 million) and lease cancellations and accelerated depreciation of capital improvements ($0.5 million).

    Note M--Pension and Incentive Bonus Arrangements

    The Company has a U.S. defined contribution plan that covers employees after 90 days of service. The Company contributes 2% of each participant's compensation to the plan. In addition, participants may elect to contribute between 2% and 12% of their compensation, up to the maximum amount allowable under IRS regulations, on a pre-tax basis. Employee savings are matched by a Company contribution of up to an additional 3% of the participant's compensation. The Company's contributions amounted to $1.5 million, $1.4 million and $1.2 million for the years ended December 31, 1994, 1993 and 1992, respectively.

    The Company also has a defined benefit pension plan covering employees in the United Kingdom. The U.K. pension plan covers substantially all U.K. employees and contributions to the plan are funded annually.

    The components of the net pension expense for the U.K. pension plan are as follows:

    Year ended December 31,                     1994         1993         1992
    (Thousands of dollars)
    Service cost                              $3,031       $2,582       $3,472
    Interest cost on projected
      benefit obligations                      4,837        4,546        5,317
    Actual return on plan assets              (2,485)     (20,327)      (2,504)
    Net amortization and
      deferral                                (4,417)      14,105       (4,331)

    Net pension expense                         $966         $906       $1,954

    The funded status of the plan is as follows:

    December 31,                                             1994         1993
    (Thousands of dollars)

    Accumulated vested
      benefit obligations                                 $61,428      $54,609
    Effect of future salary increases                       4,497        6,832
    Total projected benefit obligations                    65,925       61,441
    Plan assets at fair market value,
      primarily stocks and bonds                           85,739       79,566
    Excess of plan assets over
      projected benefit obligations                        19,814       18,125
    Unrecognized net transition asset                      (3,741)      (3,978)
    Unrecognized prior service cost                         3,342
    Unrecognized net gain                                 (16,773)     (11,815)
    Prepaid pension cost recognized in
      consolidated balance sheet                           $2,642       $2,332


    The weighted-average discount rate used in determining actuarial values for the U.K. pension plan was 8.0% in 1994 and 7.5% in 1993; the increase in future compensation levels was 7.0% in 1994 and in 1993; and the expected weighted-average long-term rate of return on plan assets was 9.0% in 1994 and 1993.

    Note N--Related Party Transactions

    Members of the Board of Directors, the Advisory Board and employees are not charged the vendor's commission on property sold at auction for their benefit. Due to consignors included $4.2 million at December 31, 1994 relating to the sale of art objects at auction by employees, officers, directors and other related parties. In addition, the Company has a term loan program whereby the Company lends money to certain officers and staff to purchase a residence under term notes bearing interest at an annual rate equal to 1 to 2 percentage points below the prime rate. This program is available to employees at the Company's discretion. Outstanding under this program were loans amounting to $5.2 million and $4.2 million at December 31, 1994 and 1993, respectively. See Notes D, H, O and J for additional related party disclosure.

    Note O--Commitments and Contingencies

    Legal Actions The Company, in the normal course of business, is a defendant in various legal actions.

    Lending and Other Contingencies In conjunction with the client loan program, the Company enters into legally binding arrangements to lend, on a collateralized basis, to potential consignors and other individuals who have collections of fine art or other objects. Unfunded commitments to extend additional credit were approximately $25.7 million and $16.0 million at December 31, 1994 and February 28, 1995, respectively.

    The Company has a mortgage guarantee program available to certain employees whereby the employee borrows directly from a bank on a demand basis and pays an annual interest rate equal to the prime rate. All of the repayment obligations of the employee are guaranteed by the Company.
    These obligations totaled $2.3 million at December 31, 1994. In the U.K., the Company has guaranteed a portion of a mortgage loan. The amount of the guarantee was $0.3 million at December 31, 1994.

    On certain occasions, the Company will guarantee to the consignor a minimum price in connection with the sale of property. The Company must perform under its guarantee only in the event that (a) the property fails to sell at auction and (b) the consignor prefers to be paid the guarantee price rather than retain ownership of the unsold property. In such event, the Company purchases the property at the guaranteed price. At December 31, 1994, there were no outstanding guarantees. At March 28, 1995, outstanding guarantees totaled approximately $37.9 million, covering property having a mid-estimate sales price of $49.6 million. Under the guarantees, the Company participates in a share of the profit if the property under guarantee sells above a minimum price.

    In the opinion of management, the commitments and contingencies described above currently are not expected to have a material adverse effect on the Company's financial statements.

    Note P--Supplemental Cash Flow Information

    In 1992, the Company purchased a business for $4.8 million. In conjunction with the acquisition, liabilities were assumed as follows (in thousands):

    Fair value of assets acquired                   $12,620
    Cash paid                                         4,845
    Liabilities assumed                              $7,775


    Note Q--Quarterly Results (Unaudited)


                                                            First          Second            Third    Fourth
    (Thousands of dollars, except per share data)
    1994
    Auction
    Auction sales                                   $161,281        $530,799         $105,154    $532,767
    Revenues                                          34,659          87,591           24,976      91,544
    Operating income (loss)                           (9,354)         30,999          (20,059)     28,622
    Income (loss) before taxes                        (8,322)         31,225          (19,193)     30,333


                                        39



    Financial Services
    Revenues                                           1,676           2,358            2,550       2,662
    Income before taxes                                  742           1,208              996         730

    Real Estate
    Revenues                                           2,617           3,459            2,903       2,570
    Income before taxes                                  509           1,231              695         567

    Corporate operating expenses                      (1,505)         (1,727)          (1,686)     (1,874)
    Other non-operating income (expense)                  98            (163)              24        (123)

    Consolidated
    Operating income (loss)                           (9,608)         31,711          (20,054)     28,045
    Income (loss) before taxes                        (8,478)         31,774          (19,164)     29,633
    Net Income (Loss)                                $(5,087)        $19,065         $(11,499)    $17,780
    Earnings (Loss) Per Share                         $(0.09)          $0.34           $(0.21)      $0.31

    1993
    Auction
    Auction sales                                   $129,585        $505,653          $84,667    $605,429
    Revenues                                          31,882          82,637           20,768      99,685
    Operating income (loss)                           (9,600)         27,035          (21,184)     35,215
    Income (loss) before taxes                        (8,620)         27,636          (20,409)     35,626

    Financial Services
    Revenues                                           2,305           1,732            1,760       1,803
    Income before taxes                                  920             525              726         632

    Real Estate
    Revenues                                           2,359           3,035            2,152       2,212
    Income before taxes                                  486             880              433         272

    Corporate operating expenses                      (1,639)         (1,418)          (2,049)     (2,264)
    Other non-operating income (expense)                 345             (36)             108           3

    Consolidated
    Operating income (loss)                           (9,833)         27,022          (22,074)     33,855
    Income (loss) before taxes                        (8,508)         27,587          (21,191)     34,269
    Net Income (Loss)                                $(5,190)        $16,637         $(12,714)    $20,561
    Earnings (Loss) Per Share                         $(0.09)          $0.30           $(0.23)      $0.36



    INDEPENDENT AUDITORS' REPORT

    To the Directors and Shareholders of
    Sotheby's Holdings, Inc.:

    We have audited the accompanying consolidated balance sheets of Sotheby's Holdings, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December
    31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sotheby's Holdings, Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


    Deloitte & Touche LLP
    New York, New York
    February 28, 1995


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

    Kevin A. Bousquette
    Senior Vice President and
    Chief Financial Officer


    Thomas F. Gannalo
    Vice President, Controller and
    Chief Accounting Officer

    AUDIT AND COMPENSATION
    COMMITTEE CHAIRMAN'S LETTER



    The Audit and Compensation Committee (the "Committee") of the Board of Directors consisted of three independent Directors. Information as to these persons, as well as the scope of duties of the Committee, is provided in the Proxy Statement. During 1994, the Committee met six times and reviewed with Deloitte & Touche LLP, the Director of the Internal Audit Department and management the various audit activities and plans, together with the results of selected internal audits. The Committee also reviewed the reporting of consolidated financial results and the adequacy of internal controls. The committee recommended the appointment of Deloitte & Touche LLP as independent public accountants and considered factors related to their independence. Deloitte & Touche LLP and the Director of the Internal Audit Department met privately with the Committee on occasion to encourage confidential discussion as to any auditing matters.



    Max M. Fisher
    Chairman, Audit and
    Compensation Committee

                                            SOTHEBY'S HOLDINGS, INC.

    BOARD OF DIRECTORS

    A. Alfred Taubman,
    Chairman

    Max M. Fisher,
    Vice Chairman


    Lord Camoys,
    Deputy Chairman

    Diana D. Brooks,
    President and Chief Executive Officer,

    Michael L. Ainslie

    Viscount Blakenham,
    Executive Chairman, Pearson PLC

    Ambassador Walter J. P. Curley,
    Chairman, The French American Foundation

    The Rt. Hon. The Earl of Gowrie,
    Chairman,The Arts Council

    The Marquess of Hartington


    R. Julian de la M. Thompson,
    Chairman, Sotheby's Asia

    Leslie H. Wexner,
    President and Chairman,
    The Limited, Inc.

    CORPORATE OFFICERS

    Diana D. Brooks,
    President and Chief Executive Officer

    Kevin A. Bousquette,
    Senior Vice President and
    Chief Financial Officer

    Susan Alexander,
    Senior Vice President, Human Resources

    Suzanne McMillan,
    Senior Vice President, Marketing

    Diana Phillips,
    Senior Vice President, Public Relations

    Marjorie E. Stone,
    Senior Vice President, General Counsel

    John S. Brittain, Jr.,
    Vice President and Treasurer

    Richard J. Cody,
    Vice President and Director of Taxes

    Thomas F. Gannalo,
    Vice President, Controller and
    Chief Accounting Officer

    Joseph A. Williams,
    Vice President, Information Systems

    Jeffrey H. Miro,
    Secretary


    ADVISORY BOARD

    Giovanni Agnelli

    Her Royal Highness The Infanta
    Pilar de Borbon, Duchess of Badajoz

    Ann Getty

    Emilio Gioia

    Alexis Gregory

    Anne Ford Johnson

    Sir Quo-Wei Lee

    Graham D. Llewellyn

    John L. Marion

    The Hon. Sir Angus Ogilvy, K.C.V.O.

    Carroll Petrie

    William Pitt

    Mrs. Charles H. Price

    Prof. Dr. Werner Schmalenbach

    Baron Hans Heinrich Thyssen-Bornemisza de Kaszon


                                          WORLDWIDE AUCTION LOCATIONS

    Sotheby's North and South America
    ---------------------------------

    United States

    Atlanta
    Baltimore
    Boston
    Beverly Hills
    Chicago
    Dallas
    Fort Worth
    Honolulu
    Houston
    Miami
    Minneapolis
    New Orleans
    New York
    North Carolina
    Palm Beach
    Philadelphia
    St. Louis
    San Francisco
    Virginia
    Washington, D.C.

    Canada


    Toronto
    Vancouver
    Victoria B.C.
    Argentina

    Buenos Aires
    Brazil
    Rio de Janiero
    Sao Paulo

    Mexico

    Mexico City
    Monterrey

    Venezuela

    Caracas

    Sotheby's Europe
    ----------------

    United Kingdom
    and Ireland

    Cheltenham
    Chester
    Derbyshire
    Devon
    Hampshire
    Harrogate
    Kent
    Lincolnshire
    London
    Norfolk
    Suffolk
    Sussex
    Wiltshire
    Yorkshire
    Scotland and Border Counties
    Aberdeenshire
    Edinburgh
    Glasgow
    Newcastle-upon-Tyne

    Northern Ireland
    Newtonards, Co. Down

    Ireland
    Dublin

    Channel Islands
    Guernsey, C.I.
    Jersey

    Austria
    Graz
    Klagenfurt
    Vienna

    Belgium
    Brussels

    Cyprus
    Nicosia

    Czech Republic
    Prague

    Denmark
    Copenhagen

    Finland
    Helsinki

    France
    Bordeaux
    Montpellier
    Paris
    Strasbourg

    Germany
    Berlin
    Cologne
    Frankfurt
    Hamburg
    Karlsruhe
    Lower Saxony
    Munich
    Stuttgart

    Greece

    Holland
    Amsterdam

    Hungary
    Budapest

    Iceland
    Reykjavik

    India
    New Delhi

    Israel
    Tel Aviv

    Italy

    Florence
    Milan
    Rome
    Turin

    Liechtenstein

    Luxembourg

    Monaco

    Norway
    Oslo

    Portugal
    Lisbon

    Spain
    Barcelona
    Madrid

    Sweden
    Gothenburg
    Stockholm

    Switzerland

    Basel
    Geneva
    Lugano
    Zurich

    Syria and Jordan

    Sotheby's Asia
    --------------

    Australia
    Melbourne
    Sydney

    Hong Kong

    Taiwan
    Taipei

    China
    Shanghai

    Japan
    Tokyo

    Malaysia
    Kuala Lumpur

    South Korea
    Seoul

    Singapore

17 Salerooms
43 Countries

                                     SOTHEBY'S WORLDWIDE OPERATIONS

NORTH AND SOUTH AMERICA
BOARD OF DIRECTORS


Diana D. Brooks,
President and Chief Executive Officer,
Sotheby's Holdings, Inc.

Richard E. Oldenburg,
Chairman, Sotheby's North and South America

William F. Ruprecht,
Managing Director, Sotheby's North and South America

John D. Block,
Executive Vice President, Head of Jewelry and Precious Objects

David J. Nash,
Executive Vice President, Worldwide Head of Impressionist and Modern Art

Warren P. Weitman, Jr.,
Executive Vice President, Worldwide Head of Business Development

Robert C. Woolley,
Executive Vice President, Decorative Arts

Susan Alexander,
Senior Vice President, Worldwide Head of Human Resources,
Sotheby's Holdings, Inc.

Kevin A. Bousquette,
Senior Vice President and Chief Financial Officer, Sotheby's Holdings, Inc.

Suzanne McMillan
Senior Vice President, Marketing, Sotheby's Holdings, Inc.

Thierry Millerand,
Senior Consultant, European Furniture

Diana Phillips,
Senior Vice President, Worldwide Head of Public Relations,
Sotheby's Holdings, Inc.

David N. Redden,
Senior Vice President, Worldwide Head of Books and Manuscripts and Collectibles

William W. Stahl, Jr.,
Senior Vice President, Head of Decorative Arts

Marjorie E. Stone,
Senior Vice President, General Counsel, Sotheby's Holdings, Inc.

Mitchell Zuckerman,
President, Sotheby's Financial Services

EUROPE
SOTHEBY'S BOARD OF DIRECTORS

Simon de Pury,
Chairman, Sotheby's Europe

Henry Wyndham,
Chairman, Sotheby's United Kingdom

George Bailey,
Managing Director, Sotheby's Europe

Diana D. Brooks,
President and Chief Executive Officer, Sotheby's Holdings, Inc.

Princess de Beauvau Craon,
Chairman, Sotheby's France

David W. Bennett, F.G.A.,
Senior Director, Head of Jewelry and Precious Objects

Paul M. Cervino,
Chief Financial and Administrative Officer, Sotheby's Europe

Melanie Clore,
Senior Director, Head of Impressionist and Modern Art

Dr. Christoph Graf Douglas,
Chairman, Sotheby's Germany

Paul J. Mack,
Senior Director, Head of Furniture and Books

James Stourton,
Senior Director, Head of European Business Development

Michel Strauss,
Senior Director, Impressionist and Modern Art

Simon Taylor,
Senior Director, Head of Paintings

R. Julian de la M. Thompson,
Chairman, Sotheby's Asia

SOTHEBY'S FINANCIAL SERVICES

Mitchell Zuckerman,
President

SOTHEBY'S INTERNATIONAL REALTY

Michael L. Ainslie,
Chairman

Stuart N. Siegel,
President

ASIA
BOARD OF DIRECTORS

R. Julian de la M. Thompson,
Chairman, Sotheby's Asia

Tetsuji Shibayama,
Managing Director, Sotheby's Japan

Diana D. Brooks,
President and Chief Executive Officer, Sotheby's Holdings, Inc.

Robert Bleakley,
Chairman, Sotheby's Australia

Lisa Hubbard,
Senior Vice President, Head of Jewelry and Precious Objects

Peter Huggler,
Chairman, Sotheby's Japan

Mee Seen Loong,
Director, Sotheby's Hong Kong

Colin Mackay,
Senior Director, Head of Chinese Works of Art, Sotheby's London

Suzanne Mitchell,
Senior Vice President, Japanese Business Development, Sotheby's North America

John Tancock,
Senior Vice President, Impressionist and Modern Art, Sotheby's
North America and Japan

Suzanne Tory,
Southeast Asian, Business Development, Sotheby's Singapore

Rita Wong,
Managing Director, Sotheby's Taiwan


Administrative Offices
c/o Sotheby's Service Corporation
301 Merritt 7
Norwalk, Connecticut 06851

Transfer Agents
Mellon Securities Trust Company
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660

  The Royal Bank of Scotland plc
  Registrar's Department
  P.O. Box 82
  Caxton House, Redcliffe Way
  Bristol BS99 7NH England


  Common Stock Information
  Sotheby's Holdings, Inc. Class A Common Stock is listed on the New York Stock Exchange (symbol: BID) and the London Stock Exchange.

  Annual Meeting
  The Annual Meeting of Shareholders will be held at Sotheby's, 34-35 New Bond Street, London, on Thursday,
  June 15, 1995, at 10:00 AM.

  Form 10-K and Shareholder Information
  The 1994 annual report filed with the Securities and Exchange Commission and other investor information may be obtained by writing to:

  Investor Relations
  Debbie Murray
  Jeffrey Pierne
  Sotheby's
  1334 York Avenue
  New York, New York 10021
  (212) 606-7507

  U.K. Corporate Secretary's Office
  Sotheby's
  34-35 New Bond Street
  London W1A 2AA
  071-408-5257


  Certified Public Accountants
  Deloitte & Touche LLP
  Two World Financial Center
  New York, New York 10281


  Common Stock Price
  The quarterly price ranges and dividends per share of Class A Common Stock in 1994 and 1993 were as follows:

  1994                               High            Low              Cash
                                                                 Dividends
                                                                 Per Share

  First                          $ 19-1/2       $ 15-3/8            $ 0.06
  Second                           18-3/8         11-7/8              0.06
  Third                            13-1/4             12              0.06

    Fourth                               13         10-3/4              0.06

    1993                               High            Low              Cash
                                                                  Dividends
                                                                  Per Share

    First                           $ 14-1/4        $12-1/4            $ 0.15
    Second                            14-7/8         11-3/8              0.15
    Third                             13-1/8         10-3/4              0.06
    Fourth                            17-1/4         11-3/4              0.06

    The Company also has Class B Common Stock convertible on a share-for-share basis into Class A Common Stock. There is no public market for the Class
    B Common Stock. Cash dividends are payable equally on the Class A and B Common Stock.

    The number of holders of record of the Class A Common Stock as of March 9, 1995 was 1,418. The number of holders of record of the Class B Common Stock as of March 9, 1995 was 40.