Form 10-K, Exhibit 13
period 1995-12-31
SOTHEBYS HOLDINGS INC
filed 1996-03-29
CIK 823094

EXHIBIT 13





                                    [PHOTO]




                            Sotheby's Holdings, Inc.
                     --------------------------------------

                               1995 Annual Report

  Argentina       Australia        Austria        Belgium            Brazil

            Canada       Channel Islands     China     Cyprus    Czech Republic

   Denmark        Finland          France        Germany      Greece    Holland

         Hong Kong         Hungary       Iceland        India     Indonesia

  Ireland         Israel            Italy        Japan       Jordan        Korea

       Liechtenstein     Luxembourg      Malaysia      Mexico       Monaco

   Norway    Northern Ireland     Portugal      Scotland And Border Counties

        Singapore       Spain          Sweden       Switzerland       Syria

              Taiwan     United Kingdom    United States    Venezuela

                               TABLE OF CONTENTS





                        2      Financial Information
                        4      Letter to Shareholders
                        6      Global Resources
                        9      Expertise and Knowledge
                       10      Growth and Profitability
                       14      Future Opportunities
                       17      Client Development
                       40      Sotheby's Holdings, Inc., Directors and Officers
                       40      Worldwide Auction Locations
                       41      Sotheby's Worldwide Management
                       42      Shareholder Information



                           FINANCIAL SECTION

                           19   Selected Financial Data
                           20   Management's Discussion and Analysis
                                of Results of Operations and Financial Condition
                           25   Consolidated Statements of Income
                           26   Consolidated Balance Sheets
                           27   Consolidated Statements of Cash Flows
                           28   Consolidated Statements of Changes in
                                Shareholders' Equity
                           29   Notes to Consolidated Financial
                                Statements
                           39   Independent Auditors' Report
                           39   Report of Management
                           39   Audit and Compensation Committee
                                Chairman's Letter


cover
--------------

Simon de Pury, Chairman of
Sotheby's Europe, conducting
the sale in New York of the
Joseph H. Hazen Collection,
highlighted by Vincent van
Gogh's sous-bois (in
background). At left stands
Alexander Apsis, Head of the
Impressionist and Modern Art
Department in New York.

FINANCIAL HIGHLIGHTS

SOTHEBY'S
FRANCHISE

Sotheby's franchise today
extends to 45 countries
worldwide with 18 auction
locations.  In 1995 we
held over 500 auctions
worldwide in 76
collecting categories.
We sold approximately
169,000 lots with an
aggregate average lot
price of $9,800 and
79% of the total lots
sold were below $5,000.
Over the last ten years
our sales have exceeded
$16 billion and we have
sold 1.7 million lots.
Our specialist staff
numbers approximately 400
and our specialist
department heads have an
average of nearly 20
years experience with
Sotheby's.

AUCTION SALES                           NET INCOME
($ in millions)                         ($ in millions)


  $1,665.4                                $32.6
     95                                     95

  $1,330.0                                $20.3
     94                                     94
                    [GRAPH]                               [GRAPH]
  $1,325.3                                $19.3
     93                                     93

  $1,131.6                                $13.1
     92                                     92

  $1,104.4                                $4.0
     91                                     91



AUCTION REVENUES:                       EXPENSES:
TOTAL AND AS A PERCENT                  TOTAL AND AS A PERCENT
OF AUCTION SALES                        OF AUCTION SALES
($ IN MILLIONS)                         ($ IN MILLIONS)


  $284.1                                  $256.0
    95                                      95

  $233.5                                   $226.6* 17.6%
    94                                       94    94


  $229.9                                   $218.9
    93                                       93

                    [GRAPH]                               [GRAPH]
  $196.1                                   $219.3
    92                                       92


  $189.6                                   $211.4
    91                                       91


 * 17.1%                                  * 15.4%
    95                                       95


 * 17.6%                                  * 17.0%
    94                                       94

                    [GRAPH]                               [GRAPH]
 * 17.3%                                  * 16.5%
    93                                       93


 * 17.3%                                  * 19.4%
    92                                       92


 * 17.2%                                  * 18.1%
    91                                       91

EARNINGS PER SHARE                      RETURN ON
                                        SHAREHOLDERS' EQUITY


  $0.58                                     15.4%
    95                                       95

  $0.36                                     10.4%
    94                                       94

  $0.35                                      9.7%
    93                                       93

                    [GRAPH]                               [GRAPH]
  $0.07                                      1.6%
    92                                       92

 $0.25%                                      4.7%
    91                                       91

FINANCIAL HIGHLIGHTS


                                                                                             YEAR ENDED DECEMBER 31
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)            1995          1994          1993        1992          1991
STATEMENT OF OPERATIONS DATA
AUCTION SALES                                      $1,665,378  $  1,330,001    $1,325,334  $1,131,601    $1,104,391
AUCTION REVENUES                                      284,051       233,451       229,886     196,142       189,640
TOTAL REVENUES                                        312,880       259,663       249,676     223,799       236,413
OPERATING INCOME                                       56,841        33,033        30,785       4,453        25,045
NET INCOME                                         $   32,582  $     20,259    $   19,294  $    3,960    $   13,114
EARNINGS PER SHARE                                 $     0.58  $       0.36    $     0.35  $     0.07    $     0.25

BALANCE SHEET

NET DEBT (CASH)                                    $    3,103  $      1,416    $  (53,257) $    5,157    $   54,400
SHAREHOLDERS' EQUITY                                  227,482       211,052       194,632     198,195       246,328

20 YEAR AUCTION SALES AND ANNUAL GROWTH RATE

($ in millions)

3,000

2,500

2,000
                                                                                                                              12.02%
1,500

1,000

500
     '75    '76   '77   '78    '79    '80   '81    '82   '83   '84    '85   '86   '87   '88   '89   '90  '91   '92   '93   '94   '95


[ ]  Actual auction sales   /\ Trend line equals average annual growth
                               rate of 12.02%


GEOGRAPHIC DISTRIBUTION                       DEPARTMENTAL DISTRIBUTION
OF AUCTION SALES IN 1995                      OF AUCTION SALES IN 1995

                                                          16% Jewelry
                                                22% Impressionist and
                                                           Modern Art
      50% North America
         ($826 million)
                                                       7% Old Masters

     30% United Kingdom
         ($506 million)
                                                  5% Contemporary Art
                                                  16% Other Paintings
                                                        and Fine Arts
 17% Continental Europe
         ($280 million)
                                                         6% Furniture
                3% Asia
          ($53 million)
                                                            21% Other
                                                      Decorative Arts

                                                   7% Books and Other

TO OUR SHAREHOLDERS

1995 was an excellent year for our shareholders. Auction sales increased by 25% to $1.67 billion, our strongest sales performance since 1990 and the fourth highest in the Company's history. This growth was driven by the highest level of Impressionist and Modern art sales in five years, which increased by 94% to $363 million, as well as the highest level of Jewelry sales ever, which were up 38% to $253 million. Single-owner collections and house sales were particularly strong during the year, among them the landmark 15-day house sale of the Grand Ducal Collections of the House of Baden, the Donald and Jean Stralem Collection, the Joseph H. Hazen Collection, Property from the IBM International Foundation and the New-York Historical Society.

        The strong growth in auction sales contributed to a 61% increase in net income, to $32.6 million, and in earnings per share, which were $0.58.

                      These strong financial results led to additional market
                value created for Sotheby's shareholders. Our stock price ended
[PHOTO] at $14.25, compared to the price of $11.50 at the beginning of the year. This represented a $154 million increase in the total market value of Sotheby's stock. This increased market value, combined with the cash returned to shareholders (through dividends and share repurchases), generated a total 1995 return to shareholders of $172 million. Additionally, as a further result of the Company's strong 1995 financial performance, the Board of Directors voted in February 1996 to increase the quarterly dividend to $0.08 per share in 1996.

        We continued to build a foundation for the future by instituting in September 1995 an important pricing change-a non-negotiable seller's commission schedule that is a fixed scale of charges which are applicable to all consignors. The schedule of rates applies to all consignments and provides a benefit to clients for their prior or current year's patronage. We hope this change will have an important impact on future earnings.

        Today, the Sotheby's franchise extends to 45 countries worldwide and conducts more than 500 auctions each year in 76 collecting categories. Our international management team now operates as an integrated and cohesive group that understands the complexities of the global art market. With the cooperation fostered by
                                                          [ARTWORK]

(above)
 ..............
Vincent van Gogh's lush forest scene, sous-bois, painted one month before the artist took his own life, sold for $27 million. This was the highlight of the Joseph H. Hazen Collection sale, which brought a total of $51.8 million, the tenth highest single-owner sale total in auction history.

(right)
This four-color gold carillon snuff box made in Switzerland, 1785, brought $132,066 at the historic house sale of the Grand Ducal
Collections of Baden. It was purchased by an American private collector.

this team we are well positioned to take full advantage of
the increased internationalization of the art market by
sharing crucial client information that better enables             [PHOTO]
us to understand our clients and more effectively match buyers and sellers at our auctions throughout the world.
Our ability to anticipate and meet our clients' needs will, we believe, help create more stability and depth in the international art market and ensure our future prosperity.

        As the art market becomes increasingly international, we will continue to take advantage of opportunities in developing markets throughout the world. The recently announced change in French policy is to enact legislation, which will allow foreign auctioneers to begin conducting auctions in France in 1998. Consequently, the Paris auction market, which had 1995 sales of $600 million, is an important growth opportunity for us.

        We are pleased to welcome Richard E. Oldenburg, who joined us in 1995 as the Chairman of Sotheby's North and South America. With his vast experience, most recently as Director of The Museum of Modern Art, he is an important addition to our management team. We would also like to acknowledge our gratitude to two members of our Board of Directors who resigned during the past year, Michael L. Ainslie and Leslie H. Wexner. Michael served as President and Chief Executive Officer for ten years, during which time he led the Company to the highest level of profitability and auction sales in its history. Leslie had been a contributing Board Director since 1983.

        We look forward to Sotheby's future with great enthusiasm. In the ever-expanding world art market we remain committed to generating attractive financial returns for our shareholders. Central to achieving this goal are two key factors: providing excellent service to our clients throughout the world, and maintaining the stimulating and rewarding environment needed to attract and retain talented and dedicated employees. We are very grateful to our clients, employees and shareholders for their important contributions to the growth and success of our franchise, Sotheby's.


/s/ A. Alfred Taubman                      /s/ Diana D. Brooks

A. Alfred Taubman                          Diana D. Brooks

Chairman                                   President and Chief Executive Officer


SOTHEBY'S HOLDINGS, INC.
BOARD OF DIRECTORS

(seated left to right)
 ......................

Max M. Fisher,
Vice Chairman

A. Alfred Taubman,
Chairman

Diana D. Brooks,
President and Chief Executive Officer

(standing left to right)
 .........................

The Marquess of Hartington,
Ambassador Walter J. P. Curley,
The Rt.Hon. The Earl of Gowrie,
Viscount Michael Blakenham,
Simon de Pury

(not pictured)
 ..............

R. Julian de la M. Thompson,
Lord Camoys,
Deputy Chairman

THE INTERNATIONALIZATION OF SOTHEBY'S

                When Sotheby's moved into its current London salerooms on New Bond Street in 1917, the firm had reached a turning point in its
[PHOTO] history .The demand for sales of books and literary property, which had been Sotheby's forte since its founding in 1744, was now exceeded by the demand for sales of paintings and other works of art. As a new era began, Sotheby's prepared for a larger role in an expanding world art market.

        Today, Sotheby's is truly a global franchise. With offices in 45 countries and salerooms in 18 locations, Sotheby's provides services on a worldwide basis, moving swiftly and surely to meet the expanding needs of a diverse, multi-cultural clientele.

        The auction season at Sotheby's is one of constant renewal and preparation. In 1995, 169,000 lots encompassing 76 collecting categories were sold in over 500 auctions in 13 countries worldwide. The complexities of doing business on this scale are enormous.

        Sotheby's ability to master these complexities was dramatically demonstrated in 1995 with the auction of Property from the Grand Ducal Collections of Baden, which took place at the baronial Neues Schloss in the spa town of Baden-Baden in south-west Germany. Conducted at the request of HRH The Margrave of Baden, the sale involved 25,000 objects including furniture, works of art, porcelain, paintings and many other treasures spanning 400 years of collecting by the family. A small army of 250 Sotheby's personnel from around the world converged on Neues Schloss to photograph, research and catalogue this extraordinary collection for the magnificent seven-volume sale catalogue, which was the cornerstone of an intensive international marketing and promotional campaign. The 15-day auction attracted unprecedented media attention, and 58,000 people descended on Baden-Baden to view the exhibition. The final auction sale total of $54.7 million (excluding private sales to the German Government) was more than double the pre-sale high estimate, making this the largest house sale in history.


[PHOTO]

        The success of this landmark auction in many ways sums up the depth and reach of Sotheby's global resources. These resources enable us to respond innovatively to complex opportunities throughout the world. As the art market becomes increasingly international, we will continue to broaden and strengthen our global franchise, building-as we have done consistently throughout our long history-a solid foundation for the future.
                                                                      Global
                                                                     Resources

(above)
 ........................
This majestic landscape, tahitiennes pres d'un ruisseau, painted by Paul Gauguin in 1893, sold for $8.7 million in our London auction of Impressionist and Modern art. The painting had remained in the same French family collection since 1934 and had not been seen in public since 1949.

(below)
 ........................
The top lot of the house sale of the Grand Ducal Collections of Baden was this rare tea table made for king gustav III of sweden in 1780 by the court cabinetmaker Georg Haupt. It sold for $1 million.

                                        [PHOTO]




















Sotheby's global resources were successfully mobilized in the record-breaking sale of the Grand Ducal Collections in Baden-Baden, Germany.

                                    [PHOTO]




















                           The role of a Sotheby's specialist is to continually gain new knowledge and expertise in order to better serve clients.

EXPERIENCE AND RELATIONSHIPS: THE CORE OF OUR BUSINESS

Sotheby's operates in a unique market. The relationship between the Company and its clients is one based very much on expertise and knowledge. Indeed, client relationships are the core of our business, requiring that we constantly advise buyers and sellers alike on the value,
[PHOTO]        authenticity and condition of works of art, as well as on market conditions and collecting trends. Our specialist staff of 400 people is immersed daily in a wide range of activities, including numerous visits by hopeful sellers bearing art to be valued; correspondence with private collectors, dealers and museum curators throughout the world; research and study; travel to examine property and meet new clients; and in preparation and planning for upcoming auctions.

        Experience and continuity are crucial to our success. Sotheby's worldwide leadership team, including our Chief Executive Officer, Chairmen and Managing Directors, has an average of 22 years experience in the art world. Major Department Heads have an average of nearly 20 years longevity, many having trained with predecessors who themselves worked at Sotheby's for decades. In this way expertise passes from one generation to another, reinforced by the continual training and development of younger specialist staff. This development is further enhanced by the sheer volume and diversity of property passing through our doors, offering incomparable opportunities for learning.

        Auctioneering also has a venerable tradition at Sotheby's. We are particularly proud of our talented international team of auctioneers, many of whom are multi-lingual. In addition to their expertise and extensive client contacts, they have vast experience in conducting the most complicated of auction sales in diverse collecting fields.

        In 1995 Sotheby's was presented with a number of highly challenging auctions, requiring expertise of extraordinary breadth. Among these was the sale of Old Master paintings, paperweights and other decorative arts from the New-York Historical Society. Through a complicated process, the Society was granted permission by the New York State Attorney General to deaccession certain works of art. This enabled the focus of the Society's permanent collection to be refined and much-needed funds to be raised. This unprecedented auction, calling upon all of Sotheby's legal, financial, adminis trative, public relations, marketing and scholarly resources, yielded an impressive $17.6 million. The sale's complexity, while great, was more than matched by Sotheby's unique capabilities.

EXPERTISE AND
  KNOWLEDGE

(below)
This detail of an important assyrian relief fragment, from the distinguished collection of Mr. and Mrs. Klaus G. Perls, sold for $5.7 million, more than five times its low estimate of $1 million, in a New York sale of Antiquities and Islamic art.

                                                      [PHOTO]

(above left)
 ..............

The magnificent painted birth salver of lorenzo de medici by Lo Scheggia, honoring the birth of one of the greatest art collectors of the Italian Renaissance, was sold for $2.2 million during the auction of Old Master paintings from the Collection of the New-York Historical Society. It was acquired by the Metropolitan Museum of Art, thus remaining in a prestigious New York public institution.

1995 - A YEAR OF STRONG WORLDWIDE PERFORMANCE

                        Sotheby's worldwide auction sales in 1995 totaled $1.67 billion, an increase of 25% over 1994. To put this performance in perspective, since 1991 auction sales have increased by 51%, a compound growth rate of 11%
[PHOTO] annually. This 11% sales growth rate was achieved through an average annual growth of 27% in Impressionist and Modern art, 19% in Jewelry and 8% in all other collecting fields.

        Our increase in auction sales during 1995, coupled with the careful control of expense growth, resulted in our significantly increased earnings this year. Indeed, our net income in 1995 reached $32.6 million, or $0.58 per share, an increase of 61% compared to 1994. In the past five years, Sotheby's net income has increased by 148%, a compound annual growth rate of 26%, which is more than twice the growth rate of auction sales. This increased profitability demonstrates the operating leverage of the auction business.

        The $335 million increase in our auction sales in 1995 was driven by our two largest departments, Impressionist and Modern art and Jewelry, as well as by strong single-owner sales.

        Our 1995 sales of Impressionist and Modern art, both in New York and London, were outstanding. The spring auctions in New York totaled $124.2 million, demonstrating a renewed vitality in this market. The highlight of this series was the Donald and Jean Stralem Collection, which generated $65.2 million, the highest total for any single-owner sale in five years and the seventh highest of all time. Our spring Impressionist and Modern art sales in London were also very strong, bringing $54.2 million. Our fall series of sales in New York and London were the most successful since 1990. The New York fall sales series totaled $129.4 million, with five pictures selling for more than $5 million and 24 lots selling for more than $1 million. The highlight was the Collection of Joseph H. Hazen, which made $51.8 million. Our London fall sales series, featuringPaul Gauguin's, FEMME AU BORD DE LA RIVIeRE, which sold for $5.0 million, generated a total of $38.3 million, bringing to a close a year of enormous success, and improvement, in this market.

        Sotheby's worldwide Jewelry sales during the year were $252.7 million, the highest total ever and a healthy 38% increase
                                                            GROWTH AND
                                                           PROFITABILITY

(below)
 ...................
Weighing 100.10 carats, this magnificent diamond, one of the rarest in the world, sold for $16.5 million in Geneva, making it the world's single most expensive precious stone ever to be sold at auction. This pear-shaped stone was renamed by its buyer, Sheik Ahmed H. Fitaihi, "the star of the season".

[PHOTO]

(above)
 ...................
Arshile Gorky's scent of apricots on the fields, painted in 1944, sold for $4.0 million, establishing a record for the artist. It was the highlight of our New York Contemporary art sales, which brought a total of $26.4 million.

                                [PHOTO]




















Sotheby's 25% increase in auction sales in 1995 yielded a 61% earnings increase over 1994.

                over the previous year's total. The highpoint of the year was our spring sale in Geneva, which brought $49.2 million, an increase of more than 100% over the same sale in 1994. This
[ARTWORK]       success was augmented by our fall Jewelry sales in New York, which sold for $42.2 million, the second-highest total for a Jewelry sale there. That sale featured one of the finest private collections of jewelry ever to be seen at auction, that sold for $9.2 million amid vigorous international competition.


        Single-owner collections are the centerpiece of any auction season. Sotheby's has historically been the leader in this field, having achieved 16 of the top 20 all-time single-owner sale totals. In 1995 Sotheby's continued its dominance, holding a number of sales which were landmarks in their collecting categories.

        While Sotheby's has offered many corporate collections in its history, the sale of Property from the IBM International Foundation, offered in New York, was surely among the greatest collections of its kind ever sold. It included a number of outstanding American paintings, drawings and watercolors as well as a superb group of Latin American paintings. With many works soaring above the high estimate and several artists' records broken, the IBM Collection totaled $31.2 million. While this historic collection has now been dispersed, Sotheby's provides ongoing curatorial assistance to IBM for its many remaining works of art.

                Another highlight was the sale in London of 55 Old Master paintings from the renowned Bentinck-Thyssen Collection, which
[PHOTO] brought $12.4 million. The star of the collection, Rembrandt's Cupid Blowing a Soap Bubble, sold for $5.9 million. The sale represented a unique opportunity to buy works from one of the greatest art collections assembled in the first half of the 20th century.

        Surely one of the most fascinating collection sales of the year was held in London and involved nearly 600 works by the Surrealist artist Man Ray, spanning every stage of his 60-year career. Buyers and bidders from around the world seized the opportunity to purchase these objects from the artist's studio in Paris. The sale brought $6.3 million, surpassing all expectations.

        Other single-owner collections of distinction in 1995 took place in such fields as Americana,

(above)
Painted in 1942, Frida Kahlo's self-portrait with monkey and parrot was among the stars of the New York sale of Property from The IBM International Foundation. Sold for $3.2 million, it established a record for any Latin American painting.

(below)
portrait of angel fernandez de soto by Pablo Picasso, one of the last works from the artist's Blue Period, brought $29.2 million, the highest price paid for any painting at auction since 1990.

                Art Nouveau, automobiles, animation art, books, Chinese porcelain, English furniture, European sculpture, Greek and
[PHOTO] Roman coins, Indian and Southeast Asian art, Japanese netsuke, Judaica, Pre-Columbian art and silver.

                In addition to our strong auction performance worldwide in 1995, Sotheby's continued to grow its Financial Services and International Realty businesses. During the year we took two important steps to broaden Sotheby's Realty presence. We opened a direct brokerage office in Beverly Hills, where we have recently moved into new and enlarged auction company premises. This new brokerage office represents a significant expansion of our Realty business in the United States, and it positions us for continued expansions to Mexico and the Pacific region. This new office will also allow our Realty and auction businesses to work more closely in this region. Also during the year we opened a Realty office in Hong Kong, which will give us a greater presence in Asia and position us for expansion throughout the Pacific Region.


        Sotheby's Financial Services continued to expand its loan portfolio in 1995, generating important consignments for our auctions. We believe that the Financial Services business is an integral part of our auction business, and we continue to view this as an important service for our clients throughout the world, giving us a competitive advantage in the auction market.


        We continue to seek promising opportunities for bringing new business to our firm. An example from 1995 was our acquisition of the Joseph R. Ritman Collection, which Sotheby's purchased in a venture with two leading European dealers. The Ritman Collection consisted of Old Master paintings, Rembrandt etchings and several hundred pieces of silver, jewelry, glass and rugs.
During the year a significant portion of the collection's
inventory was sold at auction and through private transactions.
Sotheby's and the dealers intend to sell the balance of this
exceptional collection in the same manner. This innovative           [PHOTO]
venture contributed to our profitability in 1995 and is expected to make a further addition to 1996 results. In the future we will take advantage of similar opportunities, where appropriate and when consistent with our financial capabilities.

(left)
 ..............
this historic and important diamond necklace, circa 1900, decorated with a fringe of 28 old-mine diamonds weighing a total of approximately 65 carats, sold for $244,500 in New York. Made in part from diamonds from the great comb a pampilles of the French Crown Jewels, the necklace came from an important Private Collection and was sold to a Hong Kong buyer.

(below)
 ............
Sotheby's sale in New York of 74 Tiffany Lamps from the Mecom Collection included this virginia creeper lamp which sold for $1.1 million, an auction record for a single Tiffany lamp.
                                           13

                CHARTING NEW TERRITORY

                In 1955 "Sotheby's of London" came to New York, opening an
[PHOTO] "outpost" in a law office in the Wall Street area and thus laying the foundation for Sotheby's future operations in the United States. To prove the wisdom of that initiative, our auction sales in North America in 1995 totaled $826 million-50% of our worldwide sales total. In the same deliberate manner we continue to pursue growth opportunities worldwide, taking advantage of the synergies inherent in our complementary businesses. These efforts are backed by a cohesive management team and innovative marketing.



        The United States continues to hold great promise for Sotheby's growth. With its large population of wealthy individuals, it offers the potential of many new buyers entering the auction market. To seize this opportunity, we have introduced new collecting categories, improved client information systems, enhanced our educational programs, expanded our real estate operations and explored other complementary businesses, all as a means of broadening our client base.

        In Europe, 1995 saw a number of growth developments for
Sotheby's. The success of the auction in Baden-Baden confirmed our     [PHOTO]
preeminence in house sales while widening our opportunity to hold more sales throughout Europe. France, in particular, with its $600 million Paris auction market, holds great promise. Recently announced government policy in France, when enacted into legislation, will allow Sotheby's to begin holding auctions there in 1998, ending the protected monopoly that has been in place for more than four centuries. Through our experienced team in place throughout France, and especially with our strong presence in Paris, enhanced by our new and larger office premises, we are now ideally positioned to take the greatest advantage of this immense opportunity.

        Asia also holds growth potential for Sotheby's. Presently, Asia is more important as a source of potential buyers for our sales worldwide. As part of our effort in Asia, in 1995 we held our first auction in Hong Kong of Western Jewelry and our first exhibition in Beijing. However, Asia is also important as a source of potential sellers, notably in Japan, where reportedly over
                $15 billion of art was imported between 1985-1994. We remain
[PHOTO] responsive to the changing economic and business conditions throughout Asia and are committed to making responsible investments in the region which will earn an appropriate return.

                                                        FUTURE
                                                     OPPORTUNITIES

(above)
 .............
This magnificent Old Master painting, the finding of moses, sold for $7.8 million in London. Commissioned by Charles I from Italian artist Orazio Gentileschi, the painting had hung in Castle Howard in Yorkshire for nearly two centuries.

(right)
 ............
George Bellows' lyrical urban landscape, easter snow, depicting fashionably-dressed holiday strollers in a snow-covered New York park, sold for $2.9 million in the New York auction of American paintings from the IBM International Foundation.

(below)
 ............
The top lot of Sotheby's sale in Hong Kong of Important Jadeite and Precious Stone Jewelry was this MAGNIFICENT JADEITE BANGLE which made $1.3 million, the highest price paid for a single piece of jewelry of its kind at auction.

                                        [PHOTO]































In many markets of the world, Sotheby's is ideally positioned for potential future growth.

                                        [PHOTO]






























                             Through new collecting fields like wine, Sotheby's continually builds its worldwide client base.

                BRINGING NEW CLIENTS TO SOTHEBY'S

                A company's image is crucial to its success. Traditionally,
                Sotheby's has been perceived as a rarefied, exclusive world, one
[ARTWORK]       peopled largely by the affluent and famous in search of
                expensive objects. The truth of the matter is quite different.
                In 1995, 79% of the lots sold at Sotheby's brought less than $5,000, a figure well within the means of many individuals who do not currently participate in the auction process. Attracting these potential new clients, therefore, is an important component of Sotheby's growth strategy.


        One of the most effective means of client development is through innovative new sales. We have been conducting wine sales in London for 25 years, and we continue to hold them in New York, working in partnership with the leading wine merchant Sherry-Lehmann. Interest in wine collecting has mushroomed in recent years. Our specialist staff has therefore cultivated many new clients for the firm through an intensive program of wine tastings and seminars in support of our wine auctions on both sides of the Atlantic.

        Three noteworthy collections offered during the year which attracted widespread interest, not only from new buyers but from the media, were those of prominent interior designers Robert H. Metzger, Dorothy "Sister" Parish and Ralph Lauren. Each of these collections was presented with great style and flair in our New York salerooms, and the public viewings drew large crowds. Amid highly-competitive bidding, all three collections exceeded their high estimate. These successes were greatly enhanced by the participation of many new collectors who were experiencing their first sale at Sotheby's. Other innovative auctions of 1995 included our first-ever sale of Contemporary Indian art, which took place in New York, and our first auction devoted exclusively to Irish art, which took place in London. Both sales drew an enthusiastic international response from a large group of first-time auction bidders.

        Sotheby's Institute's educational programs, both in New York and London, as well as our worldwide book publishing activities, further enhance our efforts to attract new clients. During the past year we launched a Sotheby's site on the World Wide Web. We believe it will help us to reach well beyond our traditional client base in providing comprehensive information about the diverse auctions we hold around the world, while also providing service-oriented insights on the auction process and on collecting.


                                                                [ARTWORK]
  CLIENT
DEVELOPMENT

(left)
 ...........
The resounding appeal of Ralph Lauren's impeccable flair and signature style drew many new buyers to Sotheby's New York saleroom for the auction of Property from the Ralph Lauren Collection. This Gobelins Tapestry, les deux taureaux, sold for $321,500, quadrupling its high estimate.

(below)
 ...........
A world record for the artist was established at Sotheby's first Irish sale when Walter Frederick Osborne's spoilt pets, from the Estate of Mr. and Mrs. Reginald Toms, brought $432,770. This innovative sale of Irish art included some of the finest examples of paintings and antiques that Ireland has produced and brought together a large international group of bidders, many of them new to the auction world.

                                    [PHOTO]



        Perhaps the most effective means of bringing new clients to Sotheby's is through the personal efforts of our senior management and specialists. They convey, in the most effective manner possible, the solid foundation of knowledge, expertise and service on which our business is built. As the world art market expands and diversifies in the coming years, we will continue to emphasize new client initiatives as a major part of our growth strategy.

THE NAME SOTHEBY'S conjures up vivid images in the mind of the public. It is a company whose interests and activities are a source of fascination to many. We believe that this franchise value-which is a very old and honored one in the art world-must be constantly reinvigorated by great auctions. Epitomizing this belief is the sale we will be conducting in April 1996 of Property from the Estate of Jacqueline Kennedy Onassis. This will be a historic auction, illuminating the life and achievements of one of the most alluring and extraordinary women of the 20th century. It will draw the attention of the world and bring many new clients into our business. We believe that the sale will also demonstrate, as did our sale in Baden last year, the strength and cohesion of Sotheby's global resources. We eagerly look forward to this sale as another important step into the future of Sotheby's franchise.

        We are mindful of the strength of our franchise. While being vigilant to protect it, we also will continue to seek opportunities to capitalize on its enormous value without diluting Sotheby's name.


[PHOTO]

(above)
 ...........
An extraordinary group of pictures, objects and photographs by Man Ray, from the artist's Paris studio, were sold by Sotheby's London. le beau temps, a painting which constituted the climax of Man Ray's Surrealist period, established a record for the artist when it sold for $833,730.

(below)
 ...........
This stradivarius violin was sold in London for $603,210 in an auction of Musical Instruments. The violin, last played more than 30 years ago, was bought by a German mother for her daughter, a child prodigy.

                                                                     Sotheby's Holdings, Inc. and Subsidiaries
SELECTED FINANCIAL DATA

                                                                                        Year ended December 31
(Thousands of dollars, except per share data)       1995         1994          1993          1992         1991
--------------------------------------------------------------------------------------------------------------
Auction sales                                 $1,665,378   $1,330,001   $ 1,325,334    $1,131,601   $1,104,391
Auction revenues1                                284,051      233,451       229,886       196,142      189,640
Total revenues1                               $  312,880   $  259,663   $   249,676    $  223,799   $  236,413
Operating income1                                 56,841       33,033        30,785         4,453       25,045
Income before taxes                               54,303       33,765        32,157         6,491       21,498
Net income                                    $   32,582   $   20,259   $    19,294    $    3,960   $   13,114
Earnings per share                            $     0.58   $     0.36   $      0.35    $     0.07   $     0.25
Cash dividends declared per share             $     0.24   $     0.24   $      0.42    $     0.60   $     0.95
--------------------------------------------------------------------------------------------------------------


                                                                                             As at December 31
(Thousands of dollars)                              1995         1994          1993          1992         1991
--------------------------------------------------------------------------------------------------------------
Working capital1                              $  101,394   $   70,031   $    75,276    $  121,055   $  181,782
Total assets                                     600,104      557,084       559,356       577,657      650,286
Commercial paper                                  38,000       27,500        34,000        86,400       82,670
Net debt (cash)2                                   3,103        1,416       (53,257)        5,157       54,400
Shareholders' equity                             227,482      211,052       194,632       198,195      246,328
--------------------------------------------------------------------------------------------------------------

AUCTION SALES REPRESENT SALES AT THE HAMMER PRICE PLUS BUYER'S PREMIUM.


1  PRIOR YEAR AMOUNTS HAVE BEEN RESTATED TO CONFORM TO CURRENT YEAR'S
   PRESENTATION.

2  SHORT TERM BORROWINGS AND COMMERCIAL PAPER LESS CASH AND CASH EQUIVALENTS.

                                       Sotheby's Holdings, Inc. and Subsidiaries

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1995 AND 1994

Auction sales for Sotheby's Holdings, Inc. (together with its subsidiaries, the "Company") totaled $1,665.4 million during 1995, an increase of $335.4 million, or 25%, over the prior year. The increase in worldwide sales was primarily due to an increase in sales of Impressionist and Modern art as well as Jewelry, with most of the growth contributed by single-owner and other non-recurring sales. Auction sales recorded by the Company's foreign operations were positively affected by translation to U.S. dollars which increased auction sales by $41.7 million, or 3%.

Following is a geographical breakdown of the Company's auction sales for 1995 and 1994:

               (Thousands of dollars)              1995         1994
               -----------------------------------------------------
               North America                 $  825,788   $  666,301
               Europe                           786,277      608,291
               Asia                              53,313       55,409
               -----------------------------------------------------
               Total                         $1,665,378   $1,330,001
               -----------------------------------------------------

The growth in auction sales in North America of $159.5 million, or 24%, during 1995 was driven largely by sales of Impressionist and Modern art, with much of this growth coming from single-owner and estate collections. Jewelry also contributed to sales growth in North America. Sales in Europe, which for the purposes of this discussion consists of the United Kingdom ("U.K.") and continental Europe ("the Continent"), increased $178.0 million, or 29%, in 1995. Excluding the impact of translating foreign currencies into U.S. dollars, sales in Europe increased $136.5 million, or 22%. Sales in the U.K. improved $76.1 million, or 24%, when compared to the prior year. Excluding the favorable impact of currency movements, sales in the U.K. increased $64.9 million primarily due to Impressionist and Modern art and Old Master paintings sales. Sales on the Continent grew $101.9 million during 1995; excluding foreign currency movements sales grew $71.6 million principally due to the sale of the Grand Ducal collections of Baden in Germany as well as Jewelry sales in Switzerland. Asian sales declined $2.1 million, or 4%, in the current year, largely as a result of general economic uncertainties in the Hong Kong market, softening in key collecting categories as well as competitive pressures.

Worldwide revenues from auction operations ("Auction") of $284.1 million increased $50.6 million, or 22%, over 1994. This increase was largely due to commission revenue (which consists of buyer's premium, seller's commission and expense recoveries). The increase in commissions was due to the increase in sales volume discussed above. Rates earned on commissions were down year-to-year due to a change in the relative mix of sales toward property with higher average lot values which yield lower average commission rates. In addition, competitive pricing pressures which existed prior to the implementation, in September of 1995, of the Company's new seller's commission schedule contributed to the decline in commission rates. Auction revenues benefited from increases in other non-commission auction revenue categories. Excluding the impact of translating revenues outside North America into U.S. dollars, Auction revenues increased 19% when compared to the prior year.

Other revenues include revenues from art-related financing activities, real estate operations, other auction-related services and principal activities. Other revenues increased $2.6 million when compared to 1994 due mostly to an increase in revenues from financing activities offset, in part, by a decrease in revenues from principal activities. Revenues from financing activities totaled $13.8 million during 1995, an increase of $4.6 million compared to $9.2 million in 1994. This increase was principally due to an increase in the average rate charged to borrowers and, to a lesser extent, to an increase in the average outstanding loan portfolio balances. Average rates charged to borrowers increased to 9.2% in 1995 from 7.3% in 1994. The outstanding loan portfolio averaged $148.2 million in 1995 compared to $126.4 million in 1994. Principal activities include: net gains (losses) on sales of inventory (including inventory obtained as a result of the auction process as well as inventory obtained for investment purposes); the Company's share of earnings from its investment in Acquavella Modern Art ("AMA"); net income (loss) earned from guarantees; and provisions for write-downs of inventory to estimated net realizable value. The decrease in revenues from principal activities was principally due to write-downs on inventory to estimated net realizable value. Movements in foreign currencies did not have a material impact on other revenues.

                                       Sotheby's Holdings, Inc. and Subsidiaries

Direct costs of services (consisting largely of catalogue production and distribution costs as well as corporate and sale marketing expenses) totaled $60.0 million during 1995, an increase of $10.8 million, or 22%, over 1994. Excluding movements in exchange rates, direct costs increased $9.0 million, or 18%, essentially due to the increase in auction sales. Excluding movements in foreign currencies, direct costs as a percentage of auction sales declined to 3.5% in 1995 from 3.7% in 1994.

All other expenses (which consist of salaries and related costs, general and administrative expenses and depreciation and amortization) increased $18.6 million, or 11%; excluding the impact of foreign currency movements, these expenses increased by 8%. Two significant factors in the growth were increased incentive compensation and a $2.1 million increase in depreciation due to a change in the estimated useful lives for computer hardware (see Note B to the Consolidated Financial Statements). Excluding these factors and the impact of foreign currency movements, all other expenses increased approximately 5%. This increase was primarily due to salary increases.

Interest income totaled $3.2 million in 1995 compared to $4.9 million in 1994. This decrease was a result of lower average cash balances. Interest expense totaled $5.9 million in 1995 compared to $4.0 million in 1994. This increase was due to a higher average level of short-term and commercial paper borrowings in Europe and North America, respectively, as well as higher average interest rates on commercial paper borrowings compared to 1994.

Operating income of $56.8 million in 1995 increased $23.8 million, or 72%, compared to operating income of $33.0 million for 1994. The increase was largely attributable to the increased auction sales discussed above.

The consolidated effective tax rate was 40% for the years ended December 31, 1995 and 1994 (see Note I to the Consolidated Financial Statements).

Net income for 1995 was $32.6 million, a 61% increase when compared to net income of $20.3 million for 1994. Movements in foreign currencies did not have a material impact on 1995 net income. Earnings per share increased from $0.36 per share in 1994 to $0.58 per share in 1995.

RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1994 AND 1993

Auction sales for the Company totaled $1,330.0 million during 1994, an increase of $4.7 million over the prior year. Decreases in sales of Impressionist and Modern art as well as Jewelry were offset by combined growth of 13% in sales from other collecting categories. Auction sales recorded by the Company's foreign operations were positively affected by translation to U.S. dollars which increased auction sales by $21.9 million, or 2%.

Following is a geographical breakdown of the Company's auction sales for 1994 and 1993:

(Thousands of dollars)                   1994         1993
----------------------------------------------------------
North America                      $  666,301   $  654,984
Europe                                608,291      627,475
Asia                                   55,409       42,875
----------------------------------------------------------
Total                              $1,330,001   $1,325,334

                                       Sotheby's Holdings, Inc. and Subsidiaries

Sales in the U.K. and North America improved modestly during 1994, with sales growth of $41.7 million (11%) and $11.3 million (2%), respectively. Auction sales totaled $430.4 million in the U.K. for 1994 compared to $388.7 million in the prior year. Excluding the impact of foreign currency movements, sales in the U.K. increased by $28.8 million, or 7%. Sales growth in the U.K. resulted largely from sales of Old Master paintings in London. The modest increase in North American auction sales was principally due to improvements in a broad range of collecting categories as well as single-owner sales offset, in part, by a decline in the sale of Impressionist and Modern art. Sales in Asia grew by $12.5 million, or 29%, as a result of increased sales in Hong Kong and Taiwan. Sales on the Continent declined $60.9 million, or 26%, during 1994. Excluding the favorable impact of currency movements, sales on the Continent declined $69.2 million, or 29%, due mostly to lower Jewelry sales in Switzerland.

Worldwide revenues from Auction increased $3.6 million, or 2%, compared to the prior year. Auction revenues were positively affected by increased commissions. The increase in commissions is largely due to a change in the relative mix of sales toward property with lower average values which yield higher average commission rates. Reductions in other non-commission auction revenue categories partially offset the impact of the increased commissions. Excluding the impact of translating revenues outside North America into U.S. dollars, Auction revenues were essentially flat when compared to the prior year.

Other revenues increased $6.4 million, to $26.2 million in 1994 from $19.8 million in 1993. This increase was due to principal activities, real estate and financing activities. Principal activities contributed $0.1 million in 1994 compared to a loss of $2.6 million in 1993. The year-to-year increase is mostly due to lower levels of inventory provisions for writedowns to estimated net realizable value. Real estate revenues totaled $11.5 million in 1994, an increase of $1.7 million compared to revenue of $9.8 million in 1993. This increase reflects a higher level of property sales when compared to the prior year. Revenues from financing activities increased to $9.2 million in 1994 from $7.6 million in 1993 due to an increase in the average outstanding loan portfolio as well as higher rates of interest earned on outstanding loans. The outstanding loan portfolio averaged $126.4 million in 1994 compared to $113.5 million in 1993. Average rates charged to borrowers increased to 7.3% in 1994 from 6.7% in 1993.

Direct costs of services increased to $49.2 million in 1994 from $47.1 million in 1993, an increase of 5%. Most of this increase was due to foreign currency movements. Excluding movements in foreign currencies, direct costs of services as a percentage of auction sales was 3.7% in 1994 compared to 3.6% in 1993.

All other expenses increased $5.6 million in 1994 compared to 1993. Excluding the impact of foreign currency movements these expenses increased $3.4 million. This increase was primarily due to an increase of $6.4 million in salaries and related costs, excluding exchange rate movements, which was largely due to salary increases following several years of very restrained compensation growth and, to a lesser extent, modest increases in staff. Offsetting this increase was a decrease in general and administrative expenses which, excluding the effect of exchange rate movements, declined $3.1 million during 1994. This decrease reflects lower levels of various provisions for reserves in 1994 when compared to 1993 as well as continued cost control efforts.

Operating income of $33.0 million in 1994 increased $2.2 million compared to operating income of $30.8 million for 1993. Excluding the favorable impact of currency movements, operating income increased $1.4 million when compared to 1993.

The Company's income taxes for the year ended December 31, 1994 increased $0.6 million due to the slightly higher level of earnings in 1994 when compared to 1993. Higher earnings during 1994 in certain jurisdictions were offset by lower earnings in others.

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

                                       Sotheby's Holdings, Inc. and Subsidiaries

LIQUIDITY AND CAPITAL RESOURCES

The Company's net debt position (total debt, which includes short-term borrowings and commercial paper, less cash and cash equivalents) totaled $3.1 million at December 31, 1995, compared to $1.4 million at December 31, 1994 and a net cash position of $53.3 million at December 31, 1993. Working capital (current assets less current liabilities) at December 31, 1995 was $101.4 million, compared to $70.0 million and $75.3 million at December 31, 1994 and 1993, respectively.

The Company's client loan portfolio increased to $144.2 million at December 31, 1995 from $133.6 million and $102.0 million at December 31, 1994 and 1993, respectively. These amounts include $42.7 million, $34.9 million and $19.3 million of loans which have a maturity of more than one year at December 31, 1995, 1994, and 1993, respectively.

The Company relies on internally generated funds and borrowings to meet its financing requirements. The Company may issue up to $200 million of short-term notes pursuant to its U.S. commercial paper program, of which $38.0 million was issued and outstanding at December 31, 1995. The Company supports any short-term notes issued under its U.S. commercial paper program with committed credit facilities. As of August 3, 1994, the Company entered into a Bank Credit Agreement which provides $300 million of committed available financing to January 31, 1998. Prior to August 3, 1994, the Company had $175 million available under committed revolving credit facilities. (See Note H to the Consolidated Financial Statements).

During 1995, the Company's primary sources of liquidity were derived from operations and supplemented by available cash balances and commercial paper borrowings. The most significant cash uses in 1995 were shareholder dividends and net funding of the client loan portfolio of $9.8 million. The company paid dividends to shareholders of $13.4 million in 1995 (of which $3.4 million was declared and paid in 1995 with respect to 1994). In the first quarter of 1996, the company declared and paid dividends of $4.5 million in respect of the fourth quarter of 1995. In February 1996, the Board of Directors voted to increase the quarterly dividend to $0.08 per share in 1996 from $0.06 per share in 1995 due to the Company's strong 1995 financial performance and balance sheet.

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

In 1993, cash generated from operations of $70.3 million and net collections on the client loan portfolio of $16.7 million were the major sources of liquidity for the Company; the most significant uses were net repayments of commercial paper borrowing of $52.4 million and shareholder dividends of $23.2 million.

Capital expenditures, consisting primarily of office and auction facility refurbishment and the acquisition of computer equipment, totaled $8.4 million for 1995, $7.9 million for 1994 and $8.3 million for 1993.

In certain instances, consignor advances are made with recourse limited only to the works of art consigned for sale and pledged as security for the loan. As of December 31, 1995, no such advances were outstanding. From time to time, the Company has off-balance sheet commitments which include short-term commitments to consignors that property will sell at a minimum price and legally binding lending commitments in conjunction with the client loan program (see
Notes M and N to the Consolidated Financial Statements). The Company does not believe that material liquidity risk exists relating to these commitments.

OUTLOOK

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

                                       Sotheby's Holdings, Inc. and Subsidiaries

SEASONALITY

The worldwide art auction market has two principal selling seasons, spring and fall. During the summer and winter, auction sales are considerably lower. The table below demonstrates that at least 80% of the Company's auction sales are derived from the second and fourth quarters of the year (see Note O to the Consolidated Financial Statements).

           Percentage of Annual Auction Sales
           ----------------------------------
                         1995   1994   1993
-------------------------------------------
January-March             11%    12%    10%
April-June                39     40     38
July-September             7      8      6
October-December          43     40     46
-------------------------------------------
                         100%   100%   100%
-------------------------------------------

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In March of 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which must be adopted by the Company in 1996. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Management is currently in the process of analyzing the impact that adoption of this standard will have on the Company's financial statements.

In October of 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which will be effective for the Company beginning January 1, 1996. This new standard requires companies to measure employee stock compensation plans based on the fair value method of accounting. However, the statement allows the alternative of continued use of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," with proforma disclosure of net income and earnings per share determined as if the fair value based method had been applied in measuring compensation cost. The impact of this standard on the proforma amounts has not yet been determined.


CONSOLIDATED STATEMENTS OF INCOME                      Sotheby's Holdings, Inc. and Subsidiaries

                                                                          Year ended December 31
(Thousands of dollars, except per share data)                       1995        1994        1993
------------------------------------------------------------------------------------------------
REVENUES        Auction                                        $ 284,051   $ 233,451   $ 229,886
(NOTE B)        Other (Notes E and F)                             28,829      26,212      19,790
                --------------------------------------------------------------------------------
                Total revenues                                   312,880     259,663     249,676
------------------------------------------------------------------------------------------------
EXPENSES        Direct costs of services                          59,978      49,211      47,056
                Salaries and related costs (Note L)              105,285      93,829      86,286
                General and administrative (Note J)               79,548      75,146      77,255
                Depreciation and amortization (Notes B and G)     11,228       8,444       8,294
                --------------------------------------------------------------------------------
                Total expenses                                   256,039     226,630     218,891
                --------------------------------------------------------------------------------
                Operating income                                  56,841      33,033      30,785
                --------------------------------------------------------------------------------
                Interest income                                    3,176       4,909       5,233
                Interest expense (Note H)                          5,850       4,013       4,281
                Other income (expense)                               136        (164)        420
                --------------------------------------------------------------------------------
                Income before taxes                               54,303      33,765      32,157
                Income taxes (Note I)                             21,721      13,506      12,863
                --------------------------------------------------------------------------------
                Net Income                                     $  32,582   $  20,259   $  19,294
                --------------------------------------------------------------------------------
                Earnings Per Share                             $    0.58   $    0.36   $    0.35
                --------------------------------------------------------------------------------

                See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEETS                                  Sotheby's Holdings, Inc. and Subsidiaries

                                                                                     As at December 31
(Thousands of dollars)                                                               1995         1994
-------------------------------------------------------------------------------------------------------
ASSETS
-------------------------------------------------------------------------------------------------------

CURRENT         Cash and cash equivalents                                       $  40,713     $ 34,987
ASSETS          Accounts and notes receivable, net of allowance
                   for doubtful accounts of $12,578 and $10,165 (Note D)
                Accounts receivable                                               215,221      180,521
                Notes receivable                                                   98,711       96,364
                Other                                                              21,200       13,442
                ---------------------------------------------------------------------------------------
                Total accounts and notes receivable, net                          335,132      290,327
                ---------------------------------------------------------------------------------------
                Inventory, net (Note E)                                            22,798       20,330
                Deferred income taxes (Note I)                                      8,434       12,053
                Prepaid expenses (Note L)                                          11,936       12,053
                ---------------------------------------------------------------------------------------
                Total current assets                                              419,013      369,750
-------------------------------------------------------------------------------------------------------
NON-CURRENT     Notes receivable (Note D)                                          42,670       34,930
ASSETS          Properties, less allowance for depreciation
                   and amortization of $63,898 and $53,464 (Notes G and J)         65,320       66,825
                Intangible assets, less allowance for
                   amortization of $13,986 and $12,859                             28,123       29,054
                Investment in partnership (Note F)                                 38,801       44,281
                Other assets (Note M)                                               6,177       12,244
                ---------------------------------------------------------------------------------------
                Total Assets                                                    $ 600,104    $ 557,084
                ---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------

CURRENT          Due to consignors (Notes D and M)                               $224,223     $199,758
LIABILITIES      Short-term borrowings (Note H)                                     5,816        8,903
                 Accounts payable and accrued liabilities                          67,579       60,428
                 Deferred revenues                                                  5,709        6,173
                 Accrued income taxes (Note I)                                     14,292       24,457
                 --------------------------------------------------------------------------------------
                 Total current liabilities                                        317,619      299,719
-------------------------------------------------------------------------------------------------------
LONG-TERM        Commercial paper (Note H)                                         38,000       27,500
LIABILITIES      Deferred income taxes (Note I)                                    15,801       18,423
                 Other long-term obligations                                        1,202          390
                 --------------------------------------------------------------------------------------
                 Total Liabilities                                                372,622      346,032
-------------------------------------------------------------------------------------------------------

SHAREHOLDERS'    Common stock, $.10 par value
EQUITY (NOTE K)     Authorized shares - 125,000,000 of Class A and 75,000,000 of Class B
                    Issued and outstanding shares 38,466,478 and 36,730,771 of Class A, and 17,278,667 and 19,093,071 of Class B at December
                    31, 1995 and 1994, respectively                                 5,575        5,582
                 Additional paid-in capital                                        81,051       83,538
                 Retained earnings                                                155,688      136,517
                 Foreign currency translation adjustments                         (14,832)     (14,585)
                 --------------------------------------------------------------------------------------
                 Total Shareholders' Equity                                       227,482      211,052
                 --------------------------------------------------------------------------------------
                 Total Liabilities and Shareholders' Equity                     $ 600,104    $ 557,084
                 --------------------------------------------------------------------------------------

                 See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS                                              Sotheby's Holdings, Inc. and Subsidiaries

                                                                                                  Year ended December 31
(Thousands of dollars)                                                                 1995         1994          1993
----------------------------------------------------------------------------------------------------------------------
OPERATING           Net income                                                   $  32,582    $  20,259      $  19,294
ACTIVITIES          --------------------------------------------------------------------------------------------------
                    Adjustments to reconcile net income to net
                    cash provided by operating activities:
                         Depreciation and amortization                              11,228        8,444          8,294
                         Deferred income taxes                                         997       (2,211)         1,227
                         Tax benefit of stock option exercises                         250          805            930
                         Asset provisions                                            7,868        6,117          9,554
                         Other                                                         429       (1,242)         1,148
                    --------------------------------------------------------------------------------------------------
                    Change in assets and liabilities:
                         Decrease (increase) in prepaid expenses                       117         (173)         1,805
                         Increase in accounts receivable                           (44,607)      (8,035)        (9,079)
                         Decrease (increase) in inventory                           (8,860)       2,202          1,206
                         Decrease (increase) in other assets                         6,066        1,505         (1,576)
                         Increase (decrease) in due to consignors                   24,465       (6,115)        34,538
                         Decrease in accrued income taxes                           (5,865)      (8,898)        (4,345)
                         Increase (decrease) in other current liabilities            8,187       (2,835)         7,263
                    --------------------------------------------------------------------------------------------------
                    Net cash provided by operating activities                       32,857        9,823         70,259
----------------------------------------------------------------------------------------------------------------------
INVESTING           Increase in notes receivable                                  (100,350)    (128,523)      (119,915)
ACTIVITIES          Collections of notes receivables                                90,535       80,383        136,581
                    Capital expenditures                                            (8,384)      (7,897)        (8,344)
                    Decrease in investment in partnership                            1,180        1,376          1,264
                    --------------------------------------------------------------------------------------------------
                    Net cash provided (used) by investing activities               (17,019)     (54,661)         9,586
----------------------------------------------------------------------------------------------------------------------
FINANCING           Increase (decrease) in commercial paper                         10,500       (6,500)       (52,400)
ACTIVITIES          Increase (decrease) in short-term borrowings                    (3,087)       4,320            114
                    Proceeds from exercise of stock options                          1,495        2,256          2,052
                    Repurchase of common stock                                      (4,239)        --             --
                    Dividends paid                                                 (13,411)     (13,379)       (23,199)
                    --------------------------------------------------------------------------------------------------
                    Net cash used by financing activities                           (8,742)     (13,303)       (73,433)
                    Effect of exchange rate changes on cash                         (1,370)       1,288           (275)
                    --------------------------------------------------------------------------------------------------
                    Increase (decrease) in cash and cash equivalents                 5,726      (56,853)         6,137
                    Cash and cash equivalents at beginning of year                  34,987       91,840         85,703
                    --------------------------------------------------------------------------------------------------
                    Cash and cash equivalents at end of year                      $ 40,713    $  34,987      $  91,840
                    --------------------------------------------------------------------------------------------------

                    See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CHANGES                    Sotheby's Holdings, Inc. and Subsidiaries
IN SHAREHOLDERS' EQUITY

                                                                                        FOREIGN
                                                         ADDITIONAL                    CURRENCY
                                                COMMON      PAID-IN   RETAINED      TRANSLATION
(THOUSANDS OF DOLLARS)                           STOCK      CAPITAL   EARNINGS       ADJUSTMENT
-----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992                  $  5,483    $ 77,594    $133,542        $(18,424)
       ----------------------------------------------------------------------------------------
       Stock options exercised                      67       1,985
       Tax benefit associated with exercise
           of stock options                                    930
       Foreign currency translation                                                     (2,640)
       Net income                                                       19,294
       Dividends                                                       (23,199)
-----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                  $  5,550    $ 80,509    $129,637        $(21,064)
       ----------------------------------------------------------------------------------------
       Stock options exercised                      32       2,224
       Tax benefit associated with exercise
           of stock options                                    805
       Foreign currency translation                                                      6,479
       Net income                                                       20,259
       Dividends                                                       (13,379)
-----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                  $  5,582    $ 83,538    $136,517        $(14,585)
       ----------------------------------------------------------------------------------------
       Stock options exercised                      22       1,473
       Tax benefit associated with exercise
           of stock options                                    250
       Repurchase of common stock                  (29)     (4,210)
       Foreign currency translation                                                       (247)
       Net income                                                       32,582
       Dividends                                                       (13,411)
-----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                  $  5,575    $ 81,051    $155,688        $(14,832)
       ----------------------------------------------------------------------------------------

       See accompanying Notes to Consolidated Financial Statements.

                                       Sotheby's Holdings, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: ORGANIZATION AND BUSINESS

Sotheby's Holdings, Inc. together with its subsidiaries (the "Company") conducts auctions and private sales of fine art, jewelry and decorative art. Auction activities occur primarily in New York and London, but are also conducted elsewhere in North America, Europe and Asia. In addition, the Company is engaged in art-related financing activities and in marketing and brokering luxury real estate.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The Consolidated Financial Statements include the accounts of Sotheby's Holdings, Inc. and its wholly-owned subsidiaries. The Company's investment in Acquavella Modern Art ("AMA") is accounted for under the equity method.

REVENUE RECOGNITION Auction commission revenue is generally recognized at the date of the related sale less estimates for allowances. Subscription revenue from auction catalogues is recognized over the twelve-month period of the subscription from the date of receipt of the proceeds. Other revenues include revenues from financing activities, real estate operations, other auction-related services and principal activities. Principal activities include net gains (losses) on sales of inventories, the Company's earnings from its investment in AMA, net income (loss) earned from guarantees, and provisions for write-downs of inventories to estimated net realizable value. Other revenues are generally recognized at the time service is rendered or revenue is earned by the Company.

PROPERTIES Properties, consisting primarily of buildings and improvements, furniture and fixtures and equipment, are stated on the cost basis. Depreciation is computed principally on the straight-line method over estimated useful lives for financial reporting purposes and by accelerated methods for income tax purposes. Leaseholds and leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement. Amortization of leased assets is included in depreciation and amortization expense. During the fourth quarter of 1995, the Company changed its estimate of the useful lives for computer hardware. These changes were made to better reflect the estimated periods during which these assets will remain in service. This change had the effect of increasing depreciation expense in 1995 by approximately $2.1 million.

General and administrative expenses include repairs and maintenance and the cost of computer software in the year of purchase.

DIRECT COSTS OF SERVICES Direct costs of services primarily include the costs of obtaining and marketing property for auctions.

CASH EQUIVALENTS Cash equivalents are liquid investments, comprised primarily of bank and time deposits with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

FINANCIAL INSTRUMENTS The carrying amounts of cash and cash equivalents, accounts receivable, short-term borrowings, due to consignors, accounts payable and accrued liabilities, and commercial paper are a reasonable estimate of their fair value. The fair value of notes receivable is estimated using the current rates at which similar loans would be made to borrowers for the same remaining maturities.

INVENTORY Inventory consists of objects obtained incidental to the auction process as well as for investment purposes. Inventory is valued at the lower of cost or management's estimate of net realizable value.

INTANGIBLE ASSETS Intangible assets include goodwill, lease rights and subscriber lists. Goodwill is being amortized over forty years. The amounts assigned to the other intangible assets are amortized on a straight-line basis over the estimated useful lives not to exceed twenty-five years.

EARNINGS PER SHARE Earnings per share is based on the weighted average number of outstanding shares of common stock and common stock equivalents (stock options). Weighted average number of shares for the earnings per share computation were as follows: 1995-56,424,467, 1994-56,158,933; and 1993-55,861,424. Fully diluted earnings per share, assuming the maximum dilutive effect of stock options, has not been presented because the effects are not material. Weighted average number of shares for the fully diluted earnings per share computations were as follows:
1995-56,446,638; 1994-56,158,933; and 1993-55,909,007.

                                       Sotheby's Holdings, Inc. and Subsidiaries

FOREIGN CURRENCY TRANSLATION Assets and liabilities of foreign subsidiaries are translated at year-end rates of exchange. Income statement amounts are translated using weighted average monthly exchange rates for the year. Gains and losses resulting from translating foreign currency financial statements are accumulated in a separate component of shareholders' equity until the subsidiary is sold or substantially liquidated.

RECLASSIFICATIONS Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation.

RISKS AND UNCERTAINTIES The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C: GEOGRAPHIC DATA
In the following table North America includes the United States and Canada; Europe includes the United Kingdom and continental Europe; and Asia primarily includes operations in Hong Kong, Taiwan, Japan and Australia.

                                         Year Ended  December 31
(Thousands of  dollars)            1995         1994         1993
-----------------------------------------------------------------
REVENUES       North America  $ 153,900    $ 133,770     $127,142
               Europe           147,324      115,622      114,413
               Asia              11,656       10,271        8,121
               --------------------------------------------------
               Total          $ 312,880    $ 259,663     $249,676
-----------------------------------------------------------------
OPERATING      North America  $  39,699    $  31,408     $ 28,047
INCOME (LOSS)  Europe            26,476       10,096       10,993
               Asia              (2,809)      (1,679)        (744)
               Corporate         (6,525)      (6,792)      (7,511)
               --------------------------------------------------
               Total          $  56,841    $  33,033     $ 30,785
-----------------------------------------------------------------
IDENTIFIABLE   North America  $ 311,934    $ 326,975     $291,361
ASSETS         Europe           263,916      205,859      258,883
               Asia              24,254       24,250        9,112
               --------------------------------------------------
               Total          $ 600,104    $ 557,084     $559,356
               --------------------------------------------------

NOTE D: ACCOUNTS AND NOTES RECEIVABLE AND DUE TO CONSIGNORS

Accounts and notes receivable consist of the following:

                                             As at December 31
(Thousands of dollars)                       1995         1994
--------------------------------------------------------------
Accounts and other receivables          $ 246,151    $ 201,836
Allowance for doubtful accounts            (9,730)      (7,873)
--------------------------------------------------------------
                                          236,421      193,963
--------------------------------------------------------------
Notes receivable                          144,229      133,586
Allowance for doubtful accounts            (2,848)      (2,292)
--------------------------------------------------------------
                                          141,381      131,294
--------------------------------------------------------------
Total                                   $ 377,802    $ 325,257
--------------------------------------------------------------

                                       Sotheby's Holdings, Inc. and Subsidiaries

Accounts receivable included $1.6 million and $1.9 million at December 31, 1995 and 1994, respectively, relating to the purchase of art objects at auction by employees, officers, directors and other related parties.

Under the standard terms and conditions of the Company's auction sales, the Company is not obligated to pay consignors if it has not been paid by the purchaser. If the purchaser defaults on payment, the Company has the right to cancel the sale and return the property to the owner, re-offer the property at public auction or contact other bidders to negotiate a private sale.

In certain situations, when the purchaser takes possession of the property before payment is made, the Company is liable to the seller for the net sale proceeds. As of December 31, 1995 and 1994, accounts receivable included approximately $90.6 million and $85.9 million, respectively, of such sales. As of February 28, 1996, $81.2 million of the amount outstanding at December 31, 1995 had been paid. Amounts outstanding at December 31, 1994 which remained outstanding at December 31, 1995 totaled $1.4 million. Management believes that adequate allowances have been established to provide for potential losses on these amounts.

The average interest rates charged on notes receivables were 9.2% and 7.3% at December 31, 1995, and 1994, respectively. The estimated fair value of notes receivable was $140.1 million and $129.8 million at December 31, 1995 and 1994, respectively.

Approximately 32% of the Company's loan portfolio at December 31, 1995 was extended to one borrower. The Company's general policy in relation to secured loans is to obtain collateral with a low estimated auction value equivalent to or greater than 200% of the secured loan. The low auction estimate of the collateral for this secured loan exceeded the Company's general policy requirements at December 31, 1995. No other individual loan amounted to more than 5% of total assets. At December 31, 1995, approximately 40% of the estimated value of collateral securing the Company's notes receivable was Impressionist and Modern art.

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." Adoption of this standard did not have a material impact on the Company's financial statements. Interest income on impaired loans is recognized to the extent cash is received. Where there is doubt regarding the ultimate collectibility of principal for impaired loans, cash receipts, whether designated as principal or interest, are thereafter applied to reduce the recorded investment in the loan. Following are the changes in the allowance for credit losses relating to notes receivable for the twelve months ended December 31, 1995 and 1994:


                                                         Year ended December 31
(Thousands of dollars)                                           1995      1994
-------------------------------------------------------------------------------
Allowance for credit losses at December 31, 1994 and 1993       $2,292  $ 3,614
Provisions                                                       1,003      309
Writeoffs                                                          -     (1,666)
Other                                                             (447)      35
-------------------------------------------------------------------------------
Allowance for credit losses at December 31, 1995 and 1994       $2,848  $ 2,292
-------------------------------------------------------------------------------

NOTE E: INVENTORY

Inventory consists principally of objects obtained incidental to the auction process primarily as a result of honoring authenticity claims of purchasers, purchasers defaulting on accounts receivable after the consignor has been paid and purchasing property at the minimum price guaranteed by the Company.

The inventory and related allowances to adjust the cost of inventory to management's estimated net realizable value are as follows:

                                                        As at December 31
(Thousands of dollars)                           1995                1994
-------------------------------------------------------------------------
Inventory, at cost                            $43,810             $35,325
Net realizable value allowances               (21,012)            (14,995)
-------------------------------------------------------------------------
Total                                         $22,798             $20,330
-------------------------------------------------------------------------

                                       Sotheby's Holdings, Inc. and Subsidiaries

NOTE F: INVESTMENT IN PARTNERSHIP

On May 23, 1990, the Company purchased the common stock of the Pierre Matisse Gallery Corporation ("Matisse") for approximately $153 million. The assets of Matisse consisted of a collection of fine art (the "Matisse inventory"). Upon consummation of the purchase, the Company contributed the Matisse inventory to AMA and entered into the AMA partnership agreement with Acquavella Contemporary Art, Inc. to sell the Matisse inventory. The Company accounts for its investment in AMA under the equity method of accounting in the Consolidated Financial Statements, including its share of AMA's income in other revenue. The total net assets of the partnership consist principally of the inventory described above. The Company reflects its 50% interest in the net assets of the partnership as investment in partnership in the Consolidated Balance Sheets, which totaled $38.8 million and $44.3 million at December 31, 1995 and 1994, respectively.

According to the terms of the partnership agreement, each partner has a 50% interest in the earnings of AMA, and all cash available for distribution was initially distributed to the Company until the Company received $270.3 million, together with a return equal to the prime rate (as defined). Cash distributions now are being made on a 50-50 basis. Cash distributed to the Company in accordance with the partnership agreement totaled $282.9 million through December 31, 1995. To the extent that the partnership requires working capital, the Company has agreed to lend the same to the partnership. As of December 31, 1995, no such amounts were outstanding.

NOTE G: PROPERTIES

Properties consist of the following:

                                                        As at December 31
(Thousands of dollars)                                  1995         1994
-------------------------------------------------------------------------
Land                                                $    170     $    170
Building and building improvements                    33,309       32,893
Leaseholds and leasehold improvements                 38,123       36,774
Furniture, fixtures and equipment                     52,247       45,217
Other                                                  5,369        5,235
-------------------------------------------------------------------------
                                                     129,218      120,289
-------------------------------------------------------------------------
Less: Accumulated depreciation                       (63,898)     (53,464)
-------------------------------------------------------------------------
Total                                               $ 65,320     $ 66,825
-------------------------------------------------------------------------



NOTE H: CREDIT ARRANGEMENTS

Short-term borrowings consist of the following:
                                                        As at December 31
(Thousands of dollars)                                 1995          1994
-------------------------------------------------------------------------
Bank lines of credit                                 $5,816        $5,266
Note payable                                              -         3,622
Other short-term obligations                              -            15
-------------------------------------------------------------------------
Total                                                $5,816        $8,903
-------------------------------------------------------------------------


BANK LINES OF CREDIT At December 31, 1995 and 1994, $5.8 million and $5.3 million, respectively, were outstanding under lines of credit at weighted average annual interest rates of 4.58% and 6.57%, respectively.

NOTE PAYABLE York Avenue Development, Inc. ("York") had signed a demand note payable to Taubman York Avenue Associates, Inc. (see Note J). Interest on the original note was calculated at prime plus 1%. During the fourth quarter of 1994, the note was renegotiated and the interest rate was retroactively reduced to prime minus 1/2%. The note was paid in full and cancelled in January 1995.

COMMERCIAL PAPER The Company may issue up to $200 million in notes under its U.S. commercial paper program. At December 31, 1995 and 1994, commercial paper borrowings amounting to $38.0 million and $27.5 million, respectively, have been classified on the Consolidated Balance Sheets as long-term liabilities based on the Company's ability to maintain or refinance these obligations on a long-term basis. The notes do not bear interest but are issued at a discount, which is negotiated by the Company and purchaser prior to each issuance. The weighted average annual interest rates on these notes was 6.06% and 6.21% with average maturities of 27.5 and 18.8 days at December 31, 1995 and 1994, respectively.

                                       Sotheby's Holdings, Inc. and Subsidiaries

BANK CREDIT FACILITIES During 1994 the Company entered into a $300 million Bank Credit Agreement (the "Credit Agreement"). Borrowings under the Credit Agreement are permitted through January 31, 1998 in either U.S. dollars or U.K. pounds sterling. Under the terms of the Credit Agreement, interest is calculated based on the London Interbank Offering Rate ("LIBOR") and a facility fee of 0.15% per annum is charged on the amount of the commitment. Commitment fees totaled $0.5 million and $0.2 million for the years ended December 31, 1995 and 1994, respectively. The Credit Agreement contains certain financial covenants including limitations on the Company's ability to incur debt but contains no restriction on the payment of dividends. However, the Company is required to maintain consolidated tangible net worth, as defined, of at least $150 million. At December 31, 1995, consolidated tangible net worth, as defined, was $214.2 million.

Prior to August 1994, the Company had an aggregate of $175 million available under various Bank Credit Facilities. Borrowings under these facilities were based on one of several interest rates, at the option of the Company. Commitment fees on the unused portion of the facilities totaled $0.2 million and $0.4 million for the years ended December 31, 1994, and 1993, respectively.

Interest paid on borrowings totaled $4.5 million, $4.1 million and $4.5 million in the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE I: INCOME TAXES

                                                    Year ended December 31
(Thousands of dollars)                      1995        1994          1993
--------------------------------------------------------------------------
INCOME BEFORE       Domestic            $ 28,235   $  19,880    $   17,180
TAXES               Foreign               26,068      13,885        14,977
                    ------------------------------------------------------
                    Total               $ 54,303   $  33,765    $   32,157
--------------------------------------------------------------------------
INCOME TAXES        Federal             $  5,890   $   5,401    $    3,877
CURRENT             State and local        4,611       3,090         3,340
                    Foreign               10,223       7,226         4,419
                    ------------------------------------------------------
                                          20,724      15,717        11,636
--------------------------------------------------------------------------
INCOME TAXES        Federal                 (932)     (1,070)        1,227
DEFERRED            Foreign                1,929      (1,141)            -
                    ------------------------------------------------------
                                             997      (2,211)        1,227
                    ------------------------------------------------------
                    Total               $ 21,721   $  13,506    $   12,863
                    ------------------------------------------------------

As required by SFAS No.109, the components of deferred income tax assets and liabilities are disclosed below:

                                                               As at December 31
(Thousands of dollars)                                           1995       1994
--------------------------------------------------------------------------------
CURRENT             Taxable loss carryforwards                $     -   $  2,922
DEFERRED TAX        Asset provisions and accrued liabilities    8,434      9,131
ASSETS              ------------------------------------------------------------
                    Total                                     $ 8,434   $ 12,053
--------------------------------------------------------------------------------
NON-CURRENT         Basis difference in partnership assets    $13,570   $ 15,667
DEFERRED TAX        Depreciation                                2,231      2,756
LIABILITIES         ------------------------------------------------------------
                    Total                                     $15,801   $ 18,423
                    ------------------------------------------------------------

                                       Sotheby's Holdings, Inc. and Subsidiaries

The effective tax rate varied from the statutory rate as follows:

                                                                Year ended December 31
                                                       1995           1994        1993
--------------------------------------------------------------------------------------
Statutory federal income tax rate                     35.0%           35.0%      35.0%
State and local taxes, net of federal tax benefit      5.5             6.0        6.8
Foreign taxes at rates greater (less) than U.S. rates  3.6             3.6       (2.6)
Taxable foreign source income                          1.5            (0.9)       4.9
Other                                                 (5.6)           (3.7)      (4.1)
--------------------------------------------------------------------------------------
Effective income tax rate                             40.0%           40.0%      40.0%
--------------------------------------------------------------------------------------

Undistributed earnings of foreign subsidiaries included in consolidated retained earnings at December 31, 1995 and 1994 amounted to $18.2 million and $12.7 million, respectively. Such amounts are considered to be reinvested indefinitely or will be distributed from income that would not incur a significant tax consequence and, therefore, no provision has been made for taxes that would be payable upon distribution of these earnings.

Total income tax payments, net of refunds, during 1995, 1994 and 1993 were $12.3 million, $4.7 million and $9.2 million, respectively.

NOTE J: LEASE COMMITMENTS

The Company conducts its business on premises leased in various locations under long-term operating leases expiring through 2060. Net rental payments under operating leases amounted to $12.0 million, $11.3 million and $11.1 million, respectively, for the years ended December 31, 1995, 1994 and 1993.

Properties under capital leases, which relate primarily to computer and office equipment, are not material. Future minimum lease payments under noncancelable operating leases in effect at December 31, 1995 are as follows:

(Thousands of dollars)                                  OPERATING LEASES
-----------------------------------------------------------------------
1996                                                            $10,497
1997                                                              9,606
1998                                                              8,472
1999                                                              6,276
2000                                                              6,152
Thereafter                                                       49,639
-----------------------------------------------------------------------
Total future minimum lease payments                             $90,642
-----------------------------------------------------------------------

In addition to the above rentals, under the terms of certain of the leases, the Company pays real estate taxes, utility costs and other increases based on a price-level index.

Operating leases include a lease expiring in 2009 (which can be extended until 2039) on the North American headquarters building in New York City (the "York Property"). York Avenue Development, Inc. ("York"), a wholly-owned subsidiary of Sotheby's, Inc. (itself a wholly-owned subsidiary of the Company), holds a purchase option on the York Property. The option can be exercised anytime until January 31, 1999 for $11 million plus a profit-sharing arrangement of from $5 million to $10 million. Thereafter, on defined dates in 1999, 2004 and 2009, the option is exercisable for ten times the rent at the date the option is exercised, subject to certain limitations.

                                       Sotheby's Holdings, Inc. and Subsidiaries

Sotheby's Inc. and York have reached an agreement with Taubman York Avenue Associates, Inc. ("Associates") under which Associates will assist York in developing and financing a new mixed-use tower (the "New Tower") over the existing four-story building on the York Property, if the Company chooses to develop the New Tower. This agreement has been assigned to York Avenue Advisors, Inc. ("Advisors") as of June 1, 1995. Associates was and Advisors is controlled by the largest shareholder and Chairman of the Company. Under the Agreement:

                    (i)York will be responsible at its sole cost and expense for developing the New Tower (but without recourse to the Company or any of its other subsidiaries);

                    (ii)The investment of Sotheby's, Inc. in the development of the New Tower totaled $4.3 million at December 31, 1995.

                    (iii)Associates will lend funds and provide certain guarantees, including guarantees that may be required by any construction lender in order to provide the necessary resources for the development of the New Tower; and

                    (iv)York will indemnify Associates against liabilities arising from the construction of the New Tower and any guarantees given by Associates.

If the New Tower is developed, under the agreement with Associates, Sotheby's, Inc. will either acquire a condominium to be composed of the existing building and the first floor of the New Tower (the "Condominium") for $1.00 or lease the Condominium from York for $1.00 per year under a long-term lease. In addition, York is entitled to receive 10% of the first $15.0 million of the cash profits (as defined) plus 25% of any cash profits in excess of $15.0 million from the development of the New Tower. Associates will receive the remainder of the cash profits from the development of the New Tower.

If construction does not begin on or before September 30, 1997, Associates' arrangements with Sotheby's Inc. and York will terminate.

NOTE K:  SHAREHOLDERS'  EQUITY

COMMON STOCK AND PUBLIC OFFERING Effective May 13, 1988, 11,006,214 shares of Class A Limited Voting Common Stock ("Class A Common Stock") were sold in an initial public offering by the Company's shareholders. Effective June 30, 1992, an additional 11,000,000 shares of Class A Common Stock were sold in a secondary public offering by certain of the Company's shareholders. The Class A Common Stock is traded on stock exchanges in both the United States and the United Kingdom.

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. Both classes of Common Stock share equally in cash dividend distributions.

PREFERRED STOCK In addition to Class A and B Common Stock outstanding, the Company has the authority to issue 50,000,000 shares of Preferred Stock, no par value. No such shares were issued and outstanding at December 31, 1995 and 1994.

1987 STOCK OPTION PLAN At December 31, 1995, the Company has reserved 9,490,000 shares of Class B Common Stock for issuance in connection with the 1987 Stock Option Plan (the "Plan").

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

                                       Sotheby's Holdings, Inc. and Subsidiaries

At December 31, 1995 and 1994, there were outstanding options for the purchase of 6,296,565 and 5,514,915 shares, respectively, at prices ranging from $1.50 to $22.62 per share. Stock option transactions during 1995, 1994 and 1993 are summarized as follows (shares in thousands):

                                                                     OPTIONS OUTSTANDING
                                SHARES RESERVED FOR        -----------------------------
                            ISSUANCE UNDER THE PLAN             SHARES            PRICES
----------------------------------------------------------------------------------------
Initial grant September 1, 1987              12,507              7,628      $       1.50
----------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992                  6,703              3,817      $ 1.50-22.62
                  Options granted                                2,350      $12.50-13.38
                  Options canceled                                (273)     $10.50-15.50
                  Options exercised            (664)              (664)     $ 1.50-13.38
                  Increase in shares reserved 4,000
----------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                 10,039              5,230      $ 1.50-22.62
                  Options granted                                  933      $12.25-18.00
                  Options canceled                                (320)     $ 1.50-16.50
                  Options exercised            (328)              (328)     $ 1.50-15.50
----------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                  9,711              5,515      $ 1.50-22.62
                  Options granted                                1,217      $10.87-14.12
                  Options canceled                                (214)     $10.87-16.50
                  Options exercised            (221)              (221)     $1.50-13.375
----------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                  9,490              6,297      $ 1.50-22.62
----------------------------------------------------------------------------------------


In February 1996, the Company approved an additional aggregate grant of 500,000 options pursuant to the 1987 stock option plan.

STOCK REPURCHASE PROGRAMS In November of 1995, the Company announced a stock repurchase program to acquire up to 1,000,000 shares of its outstanding Class A Common Stock in the open market. As of December 31, 1995, 299,300 shares had been repurchased under this program. During 1990, the Company authorized a stock repurchase program (the "repurchase program") to acquire up to 3,000,000 shares of its outstanding Class A Common Stock through open market or other transactions. As of December 31, 1994, 1,000,000 shares had been repurchased under this program, which has been discontinued by the Company.

NOTE L: PENSION ARRANGEMENTS

The Company has a U.S. defined contribution plan that covers employees after 90 days of service. The Company contributes 2% of each participant's compensation to the plan. In addition, participants may elect to contribute between 2% and 12% of their compensation, up to the maximum amount allowable under IRS regulations, on a pre-tax basis. Employee savings are matched by a Company contribution of up to an additional 3% of the participant's compensation. Effective May 1, 1996 the Company will match employee savings up to an additional 6% (instead of 3%) of the participant's compensation. The Company's contributions amounted to $1.7 million, $1.5 million and $1.4 million for the years ended December 31, 1995, 1994 and 1993, respectively.

The Company also has a defined benefit pension plan covering employees in the United Kingdom. The U.K. pension plan covers substantially all U.K. employees and contributions to the plan are funded annually.

The components of the net pension expense for the U.K. pension plan are as follows:


                                                         Year ended December 31
(Thousands of dollars)                                1995       1994        1993
---------------------------------------------------------------------------------
Service cost                                     $   2,874  $   3,031    $  2,582
Interest cost on projected benefit obligations       5,169      4,837       4,546
Actual return on plan assets                       (11,622)    (2,485)    (20,327)
Net amortization and deferral                        3,664     (4,417)     14,105
---------------------------------------------------------------------------------
Net pension expense                               $      85  $     966   $    906
---------------------------------------------------------------------------------

                                       Sotheby's Holdings, Inc. and Subsidiaries

The funded status of the U.K. plan is as follows:

                                                                            As at December 31
(Thousands of dollars)                                                       1995        1994
---------------------------------------------------------------------------------------------
Accumulated vested benefit obligations                                   $ 64,653    $ 61,428
Effect of future salary increases                                           5,049       4,497
---------------------------------------------------------------------------------------------
Total projected benefit obligations                                        69,702      65,925
---------------------------------------------------------------------------------------------
Plan assets at fair market value, primarily stocks and bonds               95,452      85,739
---------------------------------------------------------------------------------------------
Excess of plan assets over projected benefit obligations                   25,750      19,814
Unrecognized net transition asset                                          (3,249)     (3,741)
Unrecognized prior service cost                                             3,046       3,342
Unrecognized net gain                                                     (22,351)    (16,773)
---------------------------------------------------------------------------------------------
Prepaid pension cost recognized in consolidated balance sheet            $  3,196    $  2,642
---------------------------------------------------------------------------------------------

The weighted-average discount rate used in determining actuarial values for the U.K. pension plan was 8.0% in 1995 and 1994; the increase in future compensation levels was 7.0% in 1995 and 1994; and the expected weighted-average long-term rate of return on plan assets was 9.0% in 1995 and 1994.

NOTE M: RELATED PARTY TRANSACTIONS

Effective in 1995, members of the Board of Directors, the Advisory Board and employees are charged a 2% seller's commission on property sold at auction for their benefit; prior to 1995, no seller's commission was charged. Due to consignors included $0.4 million and $4.2 million at December 31, 1995 and 1994, respectively, relating to the sale of art objects at auction by employees, officers, directors and other related parties. In addition, prior to December, 1995, the Company had a loan program whereby the Company would lend money to certain officers and staff for a term of 15 years to purchase a residence under notes bearing interest at an annual rate equal to 1 to 2 percentage points below the prime rate. Outstanding under this program were loans amounting to $1.1 million and $5.2 million at December 31, 1995 and 1994, respectively. In December 1995, the majority of the loans under this program were refinanced and replaced by a bank loan program providing comparable loan terms and interest rates. All repayment obligations under this bank loan program are guaranteed by the Company. This program is available to employees at the Chief Executive Officer's discretion. All loans are repayable when an employee leaves the Company. The amount of guarantees outstanding was $4.3 million at December 31, 1995. See Notes D, H, J and N for additional related party disclosure.

 NOTE N: COMMITMENTS AND CONTINGENCIES

LEGAL ACTIONS The Company, in the normal course of business, is a defendant in various legal actions.

LENDING AND OTHER CONTINGENCIES In conjunction with the client loan program, the Company enters into legally binding arrangements to lend, on a collateralized basis, to potential consignors and other individuals who have collections of fine art or other objects. Unfunded commitments to extend additional credit were approximately $13.6 million and $25.7 million at December 31, 1995 and December 31, 1994, respectively.

The Company has another bank loan guarantee program available to certain employees at the Chief Executive Officer's discretion whereby the employee borrows directly from a bank on a demand note basis and pays an annual interest rate equal to the prime rate. All of the repayment obligations of the employee are guaranteed by the Company and repayable when an employee leaves the Company. These obligations totaled $2.0 million at December 31, 1995. In the U.K., the Company has guaranteed a portion of an employee mortgage loan. The amount of the guarantee was $0.3 million at December 31, 1995.

                                       Sotheby's Holdings, Inc. and Subsidiaries

On certain occasions, the Company will guarantee to the consignor a minimum price in connection with the sale of property at auction. The Company must perform under its guarantee only in the event that (a) the property fails to sell at auction and the consignor prefers to be paid the minimum price rather than retain ownership of the unsold property, resulting in the Company's purchase of the property at the minimum price; or (b) the property sells for less than the minimum price and the Company must pay the difference between the sale price at auction and the amount of the guarantee. At December 31, 1995 and February 28, 1996, there were no outstanding guarantees covering property to be sold at auction. Under the guarantees, the Company participates in a share of the proceeds if the property under guarantee sells above a minimum price. In addition, the Company had an outstanding guarantee of up to $8.0 million at December 31, 1995 relating to property which is not art.

In the opinion of management, the commitments and contingencies described above currently are not expected to have a material adverse effect on the Company's financial statements.

NOTE O: QUARTERLY RESULTS (UNAUDITED)

(Thousands of dollars, except per share  data)              FIRST          SECOND         THIRD           FOURTH

1995           Auction sales                             $175,681        $655,799      $123,574          $710,324
               --------------------------------------------------------------------------------------------------
               Auction revenues                          $ 35,551        $100,940      $ 27,849          $119,711
               Other revenues                               6,903           7,613         7,640             6,673
               --------------------------------------------------------------------------------------------------
               Total revenues                              42,454         108,553        35,489           126,384
               --------------------------------------------------------------------------------------------------
               Operating income                           (11,630)         40,731       (18,738)           46,478
               Net Income (Loss)                         $ (6,954)       $ 23,669      $(11,662)         $ 27,529
               Earnings (Loss) Per Share                 $  (0.12)       $   0.42      $  (0.21)         $   0.48
               --------------------------------------------------------------------------------------------------


(Thousands of dollars, except per share data)               FIRST          SECOND         THIRD            FOURTH

1994           Auction sales                             $161,281        $530,799      $105,154          $532,767
               --------------------------------------------------------------------------------------------------
               Auction revenues                          $ 33,236        $ 86,580      $ 24,210          $ 89,425
               Other revenues                               5,913           6,859         6,241             7,199
               --------------------------------------------------------------------------------------------------
               Total revenues                              39,149          93,439        30,451            96,624
               --------------------------------------------------------------------------------------------------
               Operating income                            (9,274)         32,237       (19,100)           29,170
               Net Income (Loss)                         $ (5,087)       $ 19,065      $(11,499)         $ 17,780
               Earnings (Loss) Per Share                 $  (0.09)       $   0.34      $  (0.21)         $   0.31
               --------------------------------------------------------------------------------------------------

                                      Sotheby's Holdings, Inc. and Subsidiaries

INDEPENDENT AUDITORS' REPORT
To the Directors and Shareholders of Sotheby's  Holdings,  Inc.:

We have audited the accompanying consolidated balance sheets of Sotheby's Holdings, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sotheby's Holdings, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
New York, New York
February 28, 1996

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

/s/ Diana D. Brooks         /s/ Kevin A. Bousquette       /s/ Patricia Carberry

Diana D. Brooks             Kevin A. Bousquette           Patricia Carberry

President and               Senior Vice President and     Vice President, Controller and
Chief Executive Officer     Chief Financial Officer       Chief Accounting Officer

AUDIT AND COMPENSATION COMMITTEE CHAIRMAN'S LETTER

The Audit and Compensation Committee (the "Committee") of the Board of Directors consisted of four independent Directors. Information as to these persons, as well as the scope of duties of the Committee, is provided in the Proxy Statement. During 1995, the Committee met five times and reviewed with Deloitte & Touche LLP, the Director of the Internal Audit Department and management the various audit activities and plans, together with the results of selected internal audits. The Committee also reviewed the reporting of consolidated financial results and the adequacy of internal controls. The Committee recommended the appointment of Deloitte & Touche LLP as independent public accountants and considered factors related to their independence. Deloitte & Touche LLP and the Director of the Internal Audit Department met privately with the Committee on occasion to encourage confidential discussion as to any auditing matters.

/s/ Max M. Fisher

Max M. Fisher
Chairman,
Audit and Compensation Committee


                                                                             Sotheby's Holdings, Inc. and Subsidiaries


SOTHEBY'S HOLDINGS, INC.


BOARD OF DIRECTORS                  CORPORATE OFFICERS                                               ADVISORY BOARD
 ...................                 ..................                                               .................
A. Alfred Taubman,                  Diana D. Brooks,                 Patricia Carberry,              Giovanni Agnelli
Chairman                            President and Chief              Vice President, Controller and
                                    Executive Officer                Chief Accounting Officer        Her Royal Highness The
Max M. Fisher,                                                                                       Infanta Pilar de Borbon,
Vice Chairman                       Kevin A. Bousquette,             Richard J. Cody,                Duchess of Badajoz
                                    Senior Vice President and        Vice President and
Lord Camoys,                        Chief Financial Officer          Director of Taxes               Ann Getty
Deputy Chairman
                                    Susan Alexander,                 Jeffrey J. Pierne,              Alexis Gregory
Diana D. Brooks,                    Senior Vice President,           Vice President,
President and                       Human Resources                  Investor Relations and          Anne Ford Johnson
Chief Executive Officer                                              Assistant Treasurer
                                    John S. Brittain, Jr.,                                           Sir Quo-Wei Lee
Viscount Michael Blakenham,         Senior Vice President
Executive Chairman,                 and Treasurer                                                    Graham D. Llewellyn
Pearson PLC
                                    Suzanne McMillan,                                                John L. Marion
Ambassador Walter J. P. Curley,     Senior Vice President,
Chairman, The French                Marketing                                                        The Hon. Sir Angus
American Foundation                                                                                  Ogilvy, K.C.V.O.
                                    Diana Phillips,
Simon de Pury,                      Senior Vice President,                                           Carroll Petrie
Chairman, Sotheby's Europe          Public Relations
                                                                                                     William Pitt
The Rt. Hon. The Earl of Gowrie,    Marjorie E. Stone,
Chairman,The Arts Council           Senior Vice President and                                        Mrs. Charles H. Price
                                    General Counsel
The Marquess of Hartington                                                                           Prof. Dr. Werner
                                                                                                     Schmalenbach
R. Julian de la M. Thompson,
Chairman, Sotheby's Asia                                                                             Baron Hans Heinrich
                                                                                                     Thyssen-Bornemisza
                                                                                                     de Kaszon


WORLDWIDE AUCTION LOCATIONS
SOTHEBY'S NORTH AND     Brazil                  Ireland           Munich *       Spain
SOUTH AMERICA           Rio de Janeiro          Dublin            Stuttgart      Barcelona
 ...................     Sao Paulo                                                Madrid *
United States                                   Channel Islands   Greece
Atlanta                 Mexico                  Guernsey,  C.I.                  Sweden
Baltimore               Mexico City                               Holland        Gothenburg
Beverly Hills  *        Monterrey               Austria           Amsterdam *    Stockholm
Boston                                          Graz
Chicago                 Venezuela               Klagenfurt        Hungary        Switzerland
Dallas                  Caracas                 Vienna            Budapest       Basel
Fort Worth                                                                       Geneva *
Honolulu                                        Belgium           Iceland        Lugano
Houston                 SOTHEBY'S  EUROPE       Brussels          Reykjavik      Zurich *
Miami                   ..................
Minneapolis             United Kingdom          Cyprus            India          Syria
New Orleans             Cheltenham              Nicosia           Bombay
New York  *             Chester                                   New Delhi      SOTHEBY'S  ASIA
North Carolina          Derbyshire              Czech Republic                   ................
Palm Beach              Devon                   Prague            Indonesia      Australia
Philadelphia            Hampshire                                                Melbourne *
Puerto Rico             Harrogate               Denmark           Israel         Sydney *
St. Louis               Kent                    Copenhagen        Tel Aviv *
San Francisco           Lincolnshire                                             China
Seattle                 London  *               Finland           Italy          Shanghai
Tampa                   Norfolk                 Helsinki          Florence
Virginia                Suffolk                                   Milan *        Hong Kong *
Washington,  D.C.       Sussex  *               France            Rome
                        Wiltshire               Bordeaux          Turin          Japan
Canada                  Yorkshire               Montpellier                      Tokyo
Toronto *                                       Paris             Jordan
Vancouver               Scotland and            Strasbourg                       Korea
Victoria,  B.C.         Border Counties                           Liechtenstein  Seoul
                        Edinburgh               Germany
Argentina               Glasgow                 Berlin            Luxembourg     Malaysia
Buenos Aires            Newcastle-upon-Tyne     Cologne                          Kuala Lumpur
                                                Frankfurt         Monaco *
                        Northern Ireland        Hamburg                          Singapore *
                        Newtonards, Co. Down    Karlsruhe         Norway
                                                Lower Saxony      Oslo           Taiwan
                                                                                 Taipei *
                                                                  Portugal
                                                                  Lisbon

* 18 Salesrooms, 45 Countries


                                                                                   Sotheby's Holdings, Inc. and Subsidiaries


SOTHEBY'S WORLDWIDE MANAGEMENT

NORTH AND SOUTH                 David N. Redden,                Melanie Clore,                 Colin Mackay,
AMERICA BOARD OF                Senior Vice President,          Senior Director,               Senior Director,
DIRECTORS                       Worldwide Head of Books and     Head of Impressionist and      Head of Chinese Works of Art,
 ......................          Manuscripts and Collectibles    Modern Art                     Sotheby's London

Diana D. Brooks,                Stuart Siegel,                  Daniella Luxembourg,           Suzanne Mitchell,
President and                   President, Sotheby's            Senior Director,               Senior Vice President, Japanese
Chief Executive Officer,        International Realty and        Deputy Chairman,               Business Development,
Sotheby's Holdings, Inc.        Senior Vice President,          Sotheby's Switzerland          Sotheby's North America
                                Regional Operations
Richard E. Oldenburg,                                           Paul J. Mack,                  John Tancock,
Chairman,                       William W. Stahl, Jr.,          Senior Director,               Senior Vice President,
Sotheby's North and South       Senior Vice President,          Head of Furniture and Books    Impressionist and Modern Art,
America                         Head of Decorative Arts                                        Sotheby's North America and
                                                                James Miller,                  Japan
William F. Ruprecht,            Marjorie E. Stone,              Senior Director,
Managing Director,              Senior Vice President,          Business Development           Suzanne Tory,
Sotheby's North and South       General Counsel,                                               Operations Director,
America                         Sotheby's Holdings, Inc.        James Stourton,                Sotheby's Asia
                                                                Senior Director,
John D. Block,                  George Wachter,                 Head of European Business      Yarman Vachha,
Executive Vice President,       Senior Vice President,          Development                    Finance and Operations
Head of Jewelry and Precious    Head of Fine Arts                                              Director,
Objects                                                         Michel Strauss,                Sotheby's Asia
                                Mitchell Zuckerman,             Senior Director,
C. Hugh Hildesley,              President,                      Impressionist and              Rita Wong,
Executive Vice President,       Sotheby's Financial Services    Modern Art                     Managing Director,
Client Development                                                                             Sotheby's Taiwan
                                EUROPE                          Simon Taylor,
Warren P. Weitman, Jr.,         BOARD OF DIRECTORS              Senior Director,               SOTHEBY'S
Executive Vice President,       ....................            Head of Paintings              FINANCIAL
Worldwide Head of Business      Simon de Pury,                                                 SERVICES
Development                     Chairman,                       R. Julian de la M.             ............
                                Sotheby's Europe                Thompson,                      Mitchell Zuckerman,
Robert C. Woolley,                                              Chairman,                      President
Executive Vice President,       Henry Wyndham,                  Sotheby's Asia
Decorative Arts                 Chairman,                                                      SOTHEBY'S
                                Sotheby's United Kingdom        ASIA                           INTERNATIONAL
Susan Alexander,                                                BOARD OF DIRECTORS             REALTY
Senior Vice President,          George Bailey,                  ..................             ..................
Worldwide Head of               Managing Director,              R. Julian de la  M.            Stuart N. Siegel,
Human Resources,                Sotheby's Europe                Thompson,                      President
Sotheby's Holdings, Inc.                                        Chairman,
                                Diana D. Brooks,                Sotheby's Asia
Kevin A. Bousquette,            President and
Senior Vice President and       Chief Executive Officer,        Tetsuji Shibayama,
Chief Financial Officer,        Sotheby's Holdings, Inc.        Managing Director,
Sotheby's Holdings, Inc.                                        Sotheby's Japan
                                Princess de Beauvau Craon,
Suzanne McMillan,               Chairman,                       Diana D. Brooks,
Senior Vice President,          Sotheby's France                President and
Worldwide Head of                                               Chief Executive Officer,
Marketing,                      David W. Bennett, F.G.A.,       Sotheby's Holdings, Inc.
Sotheby's Holdings, Inc.        Senior Director,
                                Head of Jewelry and             Robert Bleakley,
Thierry Millerand,              Precious Objects                Chairman,
Worldwide Senior Expert,                                        Sotheby's Australia
European Furniture
                                                                Lisa Hubbard,
Diana Phillips,                                                 Senior Vice President,
Senior Vice President,                                          Head of Jewelry and Precious
Worldwide Head of                                               Objects
Public Relations,
Sotheby's Holdings, Inc.

                                       Sotheby's Holdings, Inc. and Subsidiaries


SHAREHOLDERS INFORMATION

COMMON STOCK PRICE

The quarterly price ranges and dividends per share of Class A Common Stock in 1995 and 1994 were as follows:

                                                                  CASH DIVIDENDS
                                   HIGH                    LOW         PER SHARE
                      ---------------------- -----------------   ---------------
(Quarter)                 1995      1994         1995     1994     1995     1994
--------------------------------------------------------------------------------
First                 $ 12 5\8  $ 19 1\2     $ 10 3\8  $15 3\8   $ 0.06   $ 0.06
Second                  14 1\4    18 3\8       12       11 7\8     0.06     0.06
Third                   14 3\4    13 1\4       12 1\2   12         0.06     0.06
Fourth                  15 3\8    13           13 1\8   10 3\4     0.06     0.06

The Company also has Class B Common Stock convertible on a share-for-share basis into Class A Common Stock. There is no public market for the Class B Common Stock. Cash dividends are payable equally on the Class A and B Common Stock.

The number of holders of record of the Class A Common Stock as of March 11, 1996 was 1,337. The number of holders of record of the Class B Common Stock as of March 11, 1996 was 33.


ADMINISTRATIVE OFFICES
c/o Sotheby's Service Corporation
301 Merritt 7
Norwalk, Connecticut 06851

TRANSFER AGENTS
Mellon Securities Trust Company
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660

The Royal Bank of Scotland plc
Registrar's Department
P.O. Box 82
Caxton House, Redcliffe Way
Bristol BS99 7NH England

COMMON STOCK INFORMATION

Sotheby's Holdings, Inc. Class A Common Stock is listed on the New York Stock Exchange (symbol: BID) and the London Stock Exchange.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at Sotheby's, 34-35 New Bond Street, London, on Wednesday, June 19, 1996 at 10:00 a.m.

FORM 10-K AND SHAREHOLDER INFORMATION

The 1995 annual report filed with the Securities and Exchange Commission and other investor information may be obtained by writing to:

Investor Relations                       U.K. Corporate Secretary's Office
Sotheby's                                Sotheby's
1334 York Avenue                         34-35 New Bond Street
New York, New York 10021                 London W1A 2AA
Tel: (212) 606-7507                      Tel: 071-408-5257

CERTIFIED PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281

COPYRIGHTS

PAGE 9:  THE BIRTH SALVER         PAGE 12:  PABLO PICASSO'S           EDITORIAL AND DESIGN
OF LORENZO DE' MEDICI BY          ANGEL FERNANDEZ DE SOTO.
LO SCHEGGIA:  THE                 Copy Rights 1996 ESTATE             SOTHEBY'S,
METROPOLITAN MUSEUM OF ART.       OF PABLO PICASSO/ARTISTS            NEW YORK, NY
PURCHASE, IN MEMORY OF SIR        RIGHTS SOCIETY PAGE 18:
JOHN POPE-HENNESSY:               MAN RAY'S, LE BEAU TEMPS.           PHOTOGRAPHY
ROGERS FUND, THE ANNENBERG        Copy Rights MAN RAY TRUST, 1996.
FOUNDATION, DRUE HEINZ                                                PHILIP PERKIS
FOUNDATION, ANNETTE DE LA
RENTA, MR. AND MRS. FRANK E.                                          SASHA GUSOV
RICHARDSON, AND THE VINCENT
ASTOR FOUNDATION GIFTS,                                               WARREN SALOWE
WRIGHTSMAN AND GWYNNE ANDREWS
FUNDS, SPECIAL FUNDS,
AND GIFT OF THE CHILDREN OF
MRS. HARRY PAYNE WHITNEY,
GIFT OF MR. AND MRS. JOSHUA
LOGAN, AND OTHER GIFTS AND
BEQUESTS, BY EXCHANGE,
1995. (1995.7)

                                      SOTHEBY'S
                                    -------------
                                     FOUNDED 1744