Form 10-K405, Exhibit 13
period 1996-12-31
SOTHEBYS HOLDINGS INC
filed 1997-03-24
CIK 823094

                                                                   Exhibit 13
SOTHEBY'S

                                                              1996 ANNUAL REPORT

                              [STOCK PHOTOGRAPHY]

               Table of Contents

                            Financial Information                              2

                            Letter to Shareholders                             4

                            Sotheby's, The Value of a Name                     6

                            The Art Market and the Auction House               7

                            Sotheby's Today, Built on Experience               8

                            The Best of Sotheby's, Highlights of 1996         10

                            Sotheby's Tomorrow, The Path to the Future        16

                            Financial Section                                 21

                            Sotheby's Holdings, Inc.,
                                   Directors and Officers                     42

                            Worldwide Auction Locations                       42

                            Sotheby's Worldwide Management                    43

                            Shareholder Information                           44

(cover)
----------
      The public exhibition for the sale of
      Property from the Estate of Jacqueline
      Kennedy Onassis in April 1996 opened
      the doors of Sotheby's to 40,000
      visitors from around the world.

Financial Highlights

Auction Sales
($ in millions)

1,131.6   1,325.3   1,330.0   1,665.4   1,599.6       [Graph]
  92        93        94        95        96

Net Income
($ in millions)

4.0       19.3      20.3      32.6      40.9          [Graph]
 92        93        94        95        96

Revenues:
Total and as a Percent
of Auction Sales
($ in millions)

223.8     249.7     259.7     312.9     336.5         [Graph]
 19.8%     18.8%     19.5%     18.8%     21.0%
 92        93        94        95        96

Expenses:
Total and as a Percent
of Auction Sales
($ in millions)

219.3     218.9     226.6     256.0     268.3         [Graph]
 19.4%     16.5%     17.0%     15.4%     16.8%
 92        93        94        95        96

Return on
Shareholders' Equity

1.6%      9.7%      10.4%     15.4%     18.0%         [Graph]
 92        93        94        95        96

Cash Returned
to Shareholders
($ in millions)

31.8      23.2      13.4      17.7      32.0          [Graph]
 92        93        94        95        96

 [ ] Dividends

 [ ] Stock Repurchased

[PHOTO]

Bidding throughout the Onassis auction was highly competitive, with nearly every lot selling for multiples of its estimate.

Sotheby's
Franchise
Today

EXTENDS TO 46 COUNTRIES WORLDWIDE WITH 18 AUCTION LOCATIONS. IN 1996 WE HELD OVER 500 AUCTIONS WORLDWIDE IN 76 COLLECTING CATEGORIES. WE SOLD APPROXIMATELY 168,000 LOTS WITH AN AVERAGE LOT PRICE OF $9,500 AND 80% OF THE TOTAL LOTS SOLD WERE BELOW $5,000. OVER THE LAST TEN YEARS OUR SALES HAVE EXCEEDED $17 BILLION AND WE HAVE SOLD 1.7 MILLION LOTS. OUR SPECIALIST STAFF NUMBERS APPROXIMATELY 400 AND OUR SPECIALIST DEPARTMENT HEADS HAVE AN AVERAGE OF NEARLY 20 YEARS EXPERIENCE WITH SOTHEBY'S.

(Thousands of dollars,                                                         Year Ended December 31
except per share data)               1996           1995           1994           1993           1992
-----------------------------------------------------------------------------------------------------
Statement of Operations Data

Auction sales                  $1,599,595     $1,665,378     $1,330,001     $1,325,334     $1,131,601
                               ----------     ----------     ----------     ----------     ----------
Auction and related revenues      300,472        284,051        233,451        229,886        196,142
Total revenues                    336,496        312,880        259,663        249,676        223,799
                               ----------     ----------     ----------     ----------     ----------
Operating income                   68,208         56,841         33,033         30,785          4,453
Net income                     $   40,946     $   32,582     $   20,259     $   19,294     $    3,960
                               ----------     ----------     ----------     ----------     ----------
Earnings per share             $     0.73     $     0.58     $     0.36     $     0.35     $     0.07
                               ----------     ----------     ----------     ----------     ----------

-----------------------------------------------------------------------------------------------------
Balance Sheet

Net debt (cash)                $  (63,675)    $    3,103     $    1,416     $  (53,257)    $    5,157
                               ----------     ----------     ----------     ----------     ----------
Shareholders' equity              253,472        227,482        211,052        194,632        198,195
                               ==========     ==========     ==========     ==========     ==========

20 Year Auction Sales History

[GRAPH]

3,000

2,500

2,000

1,500                                                                                                                       11.3%

1,000

  500

      '76   '77   '78   '79   '80   '81   '82   '83   '84   '85   '86   '87   '88   '89   '90   '91   '92   '93   '94   '95   '96



[ ] Annual Auction
    sales


[ ] Compound annual
    growth rate

[The following table was represented as a pie graph in the printed material]

Geographic Distribution
of Auction Sales in 1996

      48% North America
         ($770 million)

     35% United Kingdom
         ($556 million)

 12% Continental Europe
          ($196 million)

                5% Asia
          ($78 million)


[The following table was represented as a pie graph in the printed material]

Departmental Distribution
of Auction Sales in 1996

            13% Jewelry

      19% Impressionist
         and Modern Art

         6% Old Masters

        5% Contemporary

    17% Other Paintings
          and Fine Arts

           9% Furniture

              24% Other
        Decorative Arts

     7% Books and Other

Letter
to Shareholders

                                                                 [PHOTO]

DEAR SHAREHOLDERS   At Sotheby's, 1996 will be remembered by many as the year of
Jacqueline Kennedy Onassis. The sale of property from the estate of Mrs. Onassis, an event often referred to as "the sale of the century," was a moment in time when we were able to demonstrate the strength of our organization to a global audience. We were honored and privileged to have been selected to auction the property from the estate of this remarkable woman. We believe that this sale demonstrated the best of Sotheby's. We are extraordinarily proud of our employees for their dedication to providing the highest quality of client service and executing this complex event at a level which, we believe, is unsurpassed in the industry's history. This auction elevated Sotheby's worldwide name recognition to a higher level through the unprecedented global media coverage, catalogue sales and remarkable attendance at the pre-sale exhibition and sale. With the information and lessons gathered from it, we look forward to future special sales in which we will be able to utilize the experience derived from the Onassis sale.

1996 FINANCIAL HIGHLIGHTS The strong earnings growth trend which has been in place since 1992 continued in 1996. Net income totaled $40.9 million this year, an increase of 26% compared to 1995, and earnings per share were $0.73, also up 26% from the prior year. The healthy growth in 1996 earnings was driven by an increase in auction revenue margins, the improved performance of our auction operations in the United Kingdom and Asia, strong profit growth in our real estate and art-related financing businesses and continued emphasis on expense controls. [CLIPART] Sotheby's strong 1996 financial performance was favorably received by the financial markets. Sotheby's shareholders were rewarded with a return, through share price appreciation and dividends, of 33.4% in 1996, compared to 19.2% for the S&P Midcap 400 Index, of which we are a component. Additionally, we returned $14.2 million to shareholders during the year through the acquisition of common stock under our repurchase program and paid $17.8 million in dividends. [CLIPART] Sotheby's Board of Directors and Management remain committed to maximizing shareholder value. This commitment is reflected in our decision in June 1996 to increase our stock repurchase program to a maximum of 4 million shares, or 7% of the total shares outstanding, and to increase our quarterly dividend to $0.10 per share in February 1997. These decisions reflect not only the exceptional financial performance of the Company during the past year, but our strong belief in the future of our business. The Board of Directors and Management own 17.7 million shares, or 32% of Sotheby's total shares outstanding, a level of ownership which reflects our belief that we will continue to deliver outstanding long-term financial performance.

CHANGES IN MANAGEMENT During the year we made several additions and changes to our management and our board. In September 1996, we named Kevin A. Bousquette, formerly our Chief Financial Officer, to the newly created post of Executive Vice President and Chief Operating

[PHOTO]

     SOTHEBY'S HOLDINGS, INC.
     BOARD OF DIRECTORS

     (seated left to right)
---------------------------

     Max M. Fisher
     Vice Chairman

     A. Alfred Taubman
     Chairman

     Diana D. Brooks
     President and Chief Executive Officer

     Kevin A. Bousquette
     Executive Vice President and
     Chief Operating Officer

     (standing left to right)
---------------------------

     The Rt. Hon. The Earl of Gowrie

     The Marquess of Hartington
     Deputy Chairman

     Simon de Pury

     Ambassador Walter J. P. Curley

     Viscount Michael Blakenham

     Lord Camoys
     Deputy Chairman

     (not pictured)
---------------------------
     Honorable Conrad M. Black

     Henry R. Kravis

     Julian Thompson

Officer of Sotheby's Holdings, Inc. Kevin has also joined our Board of Directors. Since coming to the Company in 1993, Kevin has done an excellent job streamlining our financial operations, and with his strong business background and experience he is ideally suited for his new role. [CLIPART] We were pleased to welcome Henry R. Kravis of Kohlberg Kravis Roberts & Co. to our Board of Directors in October 1996. A prominent art collector and a Trustee of The Metropolitan Museum of Art, he is recognized as one of the world's leading business figures. He will add tremendous expertise to our board. In February 1997, the Honorable Conrad M. Black, Chairman and Chief Executive Officer of Hollinger Inc., joined our board. We are delighted to have a man of his stature and experience with us. [CLIPART] We were deeply saddened by the passing this year of Graham D. Llewellyn and Anne Ford Johnson, two of our Advisory Board members, and Robert C. Woolley, Executive Vice President and Director of Decorative Arts in New York. During their association with our Company, they provided insightful contributions and wise guidance and we are grateful for their dedication to the Company. Graham, a valued colleague for more than 40 years, served as Chief Executive Officer from 1981-83 and played the key role in building our jewelry sales throughout the world.

1997 AND BEYOND Sotheby's is a world-renowned art auction franchise with a history and tradition that attracts the attention of clients, the media and the financial markets. As the art market grows and develops throughout the world, we believe that we have the structure in place to take advantage of new opportunities both in the art market and in complementary businesses. It is a major objective to utilize our world-renowned franchise, our excellent management team and our strong global network to explore these opportunities and to take Sotheby's to new levels of growth and profitability in the future. [CLIPART] At this exciting time for our Company, we reaffirm our commitment to the reputation and integrity of Sotheby's. They are extremely important to us and we will continue to preserve and enhance them. During 1997, with the assistance of a review by a committee of independent directors of the board, we will ensure that Sotheby's maintains its reputation for excellence and integrity, which has been the cornerstone of our business for 252 years. [CLIPART] We look toward the future optimistically, with the belief that our success is contingent upon our ability to continually develop client relationships throughout the world, to recruit and keep exceptional employees and to earn your support. Together we are building a stronger future for Sotheby's.


/s/ A. Alfred Taubman                    /s/ Diana D. Brooks

A. Alfred Taubman                        Diana D. Brooks
Chairman                                 President and Chief Executive Officer

Sotheby's
The Value of a Name

In every field of business, there is one name that stands for excellence. While known for providing the highest-quality products and services, this one name often embodies much more: a sense of history and tradition, of longstanding expertise and market strength, of boldness and innovation. To clients, employees, shareholders and the public, the name means success, preeminence. [CLIPART] Sotheby's is perhaps the name most recognized and respected in the art auction business, with 252 years of outstanding performance to back it up. The value of Sotheby's name, and the excellence associated with it, was dramatically demonstrated in 1996 in one particular sale. For a period of eight memorable days in April, the world's attention was riveted on the sale of Property from the Estate of Jacqueline Kennedy Onassis, comprising a remarkable collection of paintings, jewelry, furniture, antiquities, decorations, books, historical artifacts and memorabilia. Apart from achieving a total of $34.5 million, nearly seven times its high estimate, the Onassis auction reaffirmed the power and magic of Sotheby's name throughout the world. [CLIPART] The "celebrity sale" is but one aspect of Sotheby's diverse range of international interests, yet one which symbolizes, perhaps like no other, the firm's franchise value. Indeed, for more than two centuries Sotheby's has been conducting the sale of property owned by renowned individuals, from the library of the Emperor Napoleon to the jewels of the Duchess of Windsor and the collections of Elton John, Greta Garbo and Andy Warhol. With every sale we have strengthened our expertise and leadership in this specialized auction field, while at the same time enhancing Sotheby's franchise internationally. In this regard, the Onassis auction brought 90,000 new bidders to Sotheby's, further expanding our global reach while creating new business opportunities for the future. [CLIPART] Since its founding in 1744, Sotheby's has evolved from a small London auction house into a worldwide company whose name is synonymous with quality. From the very beginning, Sotheby's has shown an unwavering commitment to be the best, to be the market innovator. Throughout 1996 we brought exciting new ideas to the art market and will continue this tradition, helping Sotheby's to remain the first name in the auction world.

The Best of Sotheby's
The Auction of the Estate of Jacqueline Kennedy Onassis

IN WHAT BECAME KNOWN AS "THE SALE OF THE CENTURY," SOTHEBY'S FOUR-DAY AUCTION OF PROPERTY FROM THE ESTATE OF JACQUELINE KENNEDY ONASSIS DREW 40,000 TO THE FOUR-DAY PUBLIC EXHIBITION AND PROMPTED AN AMAZING 125,000 ABSENTEE BIDS. THE SALE COMMANDED UNPRECEDENTED WORLDWIDE MEDIA ATTENTION. THE 584-PAGE CATALOGUE WAS ILLUSTRATED WITH MANY PHOTOGRAPHS WHICH OPENED A PRIVATE WORLD THAT

                                    [PHOTO]

The Onassis exhibition was brought to life with rare period photographs recalling a life of diverse accomplishments.

                                    [PHOTO]

This Louis XVI Desk on which the Nuclear Test Ban Treaty was signed in 1963 made $1.4 million at the Onassis auction.

                                    [PHOTO]

Diana D. Brooks, President and CEO of Sotheby's Holdings, Inc., conducting the black-tie first session of the Onassis auction.

                                    [PHOTO]

Sotheby's hosted some 250 television journalists representing media organizations from around the world.

STIRRED PEOPLE'S MEMORIES. SOTHEBY'S SOLD 115,000 COPIES OF THE ONASSIS CATALOGUE, MAKING IT THE MOST SUCCESSFUL ONE PRODUCED IN AUCTION HISTORY. THE 1,301 LOTS OF THE SALE BROUGHT A FINAL TOTAL OF $34.5 MILLION, MAKING THIS ONE OF THE MOST SUCCESSFUL SINGLE-OWNER COLLECTION SALES IN HISTORY. NEARLY EVERY SINGLE LOT SOLD FOR MANY MULTIPLES OF ITS ESTIMATE, REAFFIRMING MRS. ONASSIS'S EXTRAORDINARY HOLD ON THE PUBLIC'S IMAGINATION.

The Art Market and the Auction House

The art market is comprised of many specialized markets. For example, Sotheby's offers sales in 76 different collecting categories in more than 500 auctions in 18 locations. From Impressionist and Modern art and jewelry to furniture, wine, coins, silver, tribal art, porcelain and Americana, the art market is one of the most dynamic and fascinating markets in the world. New fields of collecting continue to emerge, and with them come many new and enthusiastic buyers. Thus with abundant opportunities for buyers to participate at all price levels and to cross over into several areas of collecting, the global art market is highly vigorous and accessible. [CLIPART] Perhaps the most striking aspect of the art market is its universal appeal. The very nature of the objects sold--from a Sherlock Holmes manuscript to an important diamond once belonging to Marie Antoinette--excites the public's curiosity, especially when a prominent name is attached. There can be no better example of the art market's extraordinary drawing power than the Onassis auction this year, which made the front page of nearly every leading newspaper in the world. [CLIPART] The auction house plays a unique role in this complex international market, providing an open, competitive forum for the buying and selling of works of art. It acts as agent for the seller by appraising items to be offered for public sale. It creates scholarly and beautiful catalogues and utilizes state-of-the-art marketing techniques to reach the broadest audience of prospective auction participants. Specialists are the backbone of the auction house, providing the very highest standard of expertise and professional advice to buyer and seller alike. Thus the auctioneer conducts the sale of works of art in a manner that will ensure the maximum price for the seller and fair market value. [CLIPART] Sotheby's commitment to expertise and client service has changed little in the course of two and a half centuries of business. We continue to search for ways to maximize shareholder value and to become more profitable, always with an abiding respect for the traditions that have guided our success. With a profound understanding of our business, backed by our specialists, we have shared our knowledge with the public and helped expand the boundaries, and opportunities, of today's global art market.

Sotheby's Today
Built on Experience

Amid the ongoing growth and diversification of the art market this century, the training and experience of our specialists in all fields has remained the bedrock of our business. One of the most important and rewarding aspects of a specialist's job at Sotheby's is building close relationships with collectors, helping them acquire works and thus build a collection. Our success in this crucial area has yielded enormous dividends. Sotheby's is renowned in the auction market as unsurpassed in the sale of the world's greatest private collections--as evidenced by our having achieved 13 of the 15 all-time sale totals for single-owner collections. We continue to offer the highest-level client service to generation after generation of the world's leading collecting families. [CLIPART] The experience of our administrative leaders and senior specialists in many key departments has been largely responsible for this record of success. Many of our experts have worked at Sotheby's for decades, offering clients a seamless continuity of service and knowledge. In the field of Impressionist and Modern art, for example, Michel Strauss and Melanie Clore in Europe and Alexander Apsis and John Tancock in North America have a combined 100 years of experience with Sotheby's. In his nearly four decades with the Company Michel has worked closely with many of the world's leading collectors and museums. The extraordinary knowledge of this team continues to enhance our performance in this field. [CLIPART] Jewelry, long one of Sotheby's strongest collecting fields, is now second only to Impressionist and Modern art in sales volume, accounting for 13% of 1996 sales. Here again, our worldwide senior experts have worked together for decades. Under the leadership of John Block in America and David Bennett in Europe, Sotheby's jewelry team has conducted 8 of the top 10 single-owner sales for such collections as those of the Count and Countess Guy du Boisrouvray, Mrs. Harry Winston and the Duchess of Windsor. This team has also been responsible for nearly every jewelry world record such as that for a diamond, a ruby, a sapphire, an emerald and cultured pearls. Once again, continuity and experience have been the key to our success.

The Best of Sotheby's Collections

ONE OF SOTHEBY'S GREATEST STRENGTHS THROUGHOUT ITS HISTORY HAS BEEN THE SALE OF THE WORLD'S MOST IMPORTANT PRIVATE COLLECTIONS. WE CONTINUED THIS TRADITION IN 1996 WITH THE SALE OF A DIVERSE NUMBER OF COLLECTIONS INCLUDING, PROPERTY OF THE SHELBURNE MUSEUM, THE GUTZWILLER AND THE GEORG WAECHTER COLLECTIONS OF IMPRESSIONIST AND MODERN ART; ROYAL FRENCH SILVER FROM THE COLLECTION OF GEORGE ORTIZ; THE MR. AND MRS. ADOLPH HENRY MEYER COLLECTION OF AMERICANA; EUROPEAN WORKS OF ART AND OLD

                                    [PHOTO]

Sotheby's auction of property of the Shelburne Museum included this sculpture, Petite Danseuse de Quatorze Ans, which brought a record $11.9 million.

                                    [PHOTO]

(detail)

Francisco Jose Goya's The Death of a Picador, from The Collection formed by The British Rail Pension Fund, sold for $4.0 million.

                                    [PHOTO]

(detail)

Royal French Silver from the Collection of George Ortiz included this Louis XV Royal Silver Tureen by Thomas Germain which sold for a record $10.3 million.

                                    [PHOTO]

The Edward Townsend Kneehole Desk from the Meyer Collection brought $3.6 million, the second highest price for American furniture.

MASTER PAINTINGS FROM THE COLLECTION FORMED BY THE BRITISH RAIL PENSION FUND; THE ENRICO FATTORINI COLLECTION OF OLD MASTER PAINTINGS; THE MONSIEUR AND MADAME DELPLACE AND THE ESTATE OF RENE WEILLER COLLECTIONS OF FRENCH FURNITURE; THE ARTHINGWORTH COLLECTION OF ENGLISH FURNITURE; THE WARSHAWSKY CORPORATE COLLECTION OF TIFFANY LAMPS; CONTEMPORARY ART FROM THE COLLECTION OF MICHAEL HAAS; AND AN IMPORTANT PRIVATE COLLECTION OF CHINESE CELADONS AND CERAMICS. SOTHEBY'S CONTINUES TO BE THE PREEMINENT AUCTION HOUSE IN THE SALE OF COLLECTIONS.

SOTHEBY'S GLOBAL NETWORK

The art market is truly a global business, with each part of the world offering unique challenges and requiring highly specialized knowledge of the local culture and its customs. Building an international network of art specialists to enable the most effective and competitive presence throughout the world has long been a principal goal of Sotheby's. Since mid-century, we have carefully charted our growth around the globe, with major expansion in America in the 1950s, throughout Australia, Canada, Europe and South America in the 1960s and into Asia in the 1970s. At each step of the way Sotheby's has been a market innovator, and we are committed to continuing that tradition. [CLIPART] In the more than 500 auctions conducted by Sotheby's in 1996 we offered to the public many masterpieces of the fine and decorative arts, as well as some of the world's greatest private art collections. This year we also sold the contents of several prominent country houses, continuing the tradition of such outstanding recent sales as the Princely Collections of Thurn und Taxis in 1994 and Baden-Baden in 1995. We inaugurated a number of new theme sales--including a week of auctions in New York entitled "In Celebration of the English Country House" as well as the "Turkish Sale" and the "Racing Sale" in London--promoting them successfully to a broad audience of new auction participants. Additionally, we took steps to expand our presence in the key markets of Asia, the United States and France, the latter holding enormous financial potential as plans go forward to allow auctions there by non-French companies in 1998. [CLIPART] Through these and other endeavors in 1996 we opened new markets for the firm and brought many new buyers into the auction process, while enhancing Sotheby's name recognition worldwide. Looking forward, we are committed to developing the same sort of fresh and imaginative new marketing ideas we employed throughout this past year. With this global reach, the specialist knowledge and client contacts of our senior staff, we are confident of our future ability to strengthen the power and profitability of the Sotheby's franchise.

OUR WORLDWIDE MANAGEMENT TEAM

We believe that our future is built on a very solid management foundation. Since becoming President and Chief Executive Officer of Sotheby's Holdings, Inc., in 1994, Diana D. Brooks has brought together a management team uniquely qualified to build the Sotheby's franchise, a team with an average of 20 years experience in the art world. This team includes Kevin Bousquette, who was promoted from Chief Financial Officer to the newly created post of Executive Vice President and Chief Operating Officer of Sotheby's worldwide; Richard Oldenburg and William Ruprecht in the United States; Simon de Pury, Henry Wyndham and George Bailey in Europe; and Alice Lam, Julian Thompson and Tetsuji Shibayama in Asia. Also on this team are Stuart Siegel, who heads Sotheby's International Realty, and Mitchell Zuckerman, who runs Sotheby's Financial Services. The ability of this group to lead Sotheby's into the 21st century and remain highly competitive in the world auction market will be crucial to our future success, especially as this market continues to grow. [CLIPART] Continuing this development of Sotheby's senior management team, in 1996 we strengthened a number of strategic areas of our operation with new appointments. William Sheridan, formerly a partner with the public accounting firm Deloitte & Touche, LLP, joined us as Chief Financial Officer. In addition, Suzanne McMillan, head of our worldwide marketing division, unified Sotheby's image through a complete redesign of our advertising, catalogues and other publications. In the complementary area of information systems we appointed Paul Cuccia, formerly of Ogilvy and Mather, as Chief Information Officer to consolidate and refine our global approach to this key discipline, ensuring that Sotheby's database management will be state-of-the-art. [CLIPART] Another key appointment was Kristin van Riel as Managing Director of Sotheby's France. He will work closely with Laure de Beauvau, President of Sotheby's France, to broaden and solidify our management team there. Kristin brings vast experience as a partner with the law firm of Willkie Farr & Gallagher to Sotheby's expanded role in France as that promising auction market prepares to open to foreign competition in 1998.

The Best of Sotheby's
Highlights of 1996

NINETEEN NINETY-SIX WAS A STRONG YEAR FOR MANY FIELDS OF COLLECTING. IN IMPRESSIONIST AND MODERN ART, FOR EXAMPLE, SOTHEBY'S OFFERED SUCH EXCEPTIONAL PROPERTY AS THE PAINTINGS AND SCULPTURE OF THE SHELBURNE MUSEUM, WHICH TOTALED $31.2 MILLION. THIS FIELD CONTINUES TO SPUR INTENSE COMPETITION AND HIGH PRICES. IN AMERICAN PAINTINGS, SOTHEBY'S ACHIEVED THE HIGHEST TOTAL SINCE 1989, WITH A NEW RECORD FOR AN AMERICAN PAINTING SET THIS YEAR FOR JOHN SINGER SARGENT'S CASHMERE. THE ROBUST AMERICAN ECONOMY

                                    [PHOTO]

(detail)

Edvard Munch's radiant 1902 oil painting, Girls on a Bridge, sold for $7.7 million, a record for the artist.

                                    [PHOTO]

Jean-Antoine Houdon's magnificent Bust of Benjamin Franklin brought a record $2.9 million and is now in the Philadelphia Museum of Art.

                                    [PHOTO]

(detail)

John Singer Sargent's 1908 portrait, Cashmere, sold for $11.1 million, a record for the artist and the highest price for a pre-war American painting.

                                    [PHOTO]

The "Apple Blossom" Easter Egg by Faberge, with jeweled gold and enamel mounts, brought $1.1 million in Geneva.

                                    [PHOTO]

(detail)

Pieter de Hooch's painting of a maid in a courtyard, from the Enrico Fattorini Collection, brought $3.4 million in London.

The Best of Sotheby's

ALSO YIELDED AN EXCEPTIONAL YEAR IN THE FIELD OF AMERICAN FURNITURE AND FOLK ART, WHICH HAS BEEN GROWING STEADILY FOR 5 YEARS. OLD MASTER PAINTINGS CONTINUED ITS STRONG PERFORMANCE OF RECENT YEARS WITH A NUMBER OF OUTSTANDING COLLECTIONS AND INDIVIDUAL WORKS SOLD IN AUCTIONS ON BOTH SIDES OF THE ATLANTIC. JEWELRY HAS GROWN INTO SOTHEBY'S SECOND LARGEST COLLECTING CATEGORY, AND OUR SALES IN 1996 TOTALED $213.6 MILLION. IN CONTEMPORARY ART THERE WERE NUMEROUS SIGNS OF RENEWED ACTIVITY, ESPECIALLY FOR WORKS OF THE

                                    [PHOTO]

(detail)

Paul Cezanne's Grands Arbres au Jas de Bouffan, painted circa 1890, brought $7.9 million at an Impressionist sale in London.

                                    [PHOTO]

(detail)

This exquisite Burmese Sapphire and Diamond Necklace from the late 19th Century was sold in New York for $2.8 million.

                                    [PHOTO]

This Pair of George III Mahogany Armchairs, formerly in St. Giles's House, Dorset, sold for $1.3 million in London.

                                    [PHOTO]

(detail)

Forest Scene by Roy Lichtenstein sold for $2.1 million in an auction of Contemporary art in New York.

                                    [PHOTO]

This 12th Century Reliquary Chasse commemorating the martyrdom of St. Thomas a Becket made $6.5 million in London.

                                    [PHOTO]

A Set of MacGregor Woods belonging to President Kennedy sold for $772,500. This was 858 times the estimate, the highest multiple of the Onassis auction.

The Best of Sotheby's
Highlights of 1996

HIGHEST QUALITY COMING FRESH TO THE MARKET. AUCTIONS OF ASIAN ART THROUGHOUT THE WORLD IMPROVED THIS YEAR, REFLECTING THE CURRENT STRENGTH OF SEVERAL ASIAN ECONOMIES.

AUCTION RECORDS
---------------

AMONG THE MANY IMPORTANT AUCTION RECORDS WE ESTABLISHED DURING THE YEAR WERE FOR SILVER, AN AMERICAN PAINTING, A SPORTING PAINTING, A TIFFANY LAMP, A GOLD AND ROMAN COIN, CHINESE EXPORT PORCELAIN, AN ENGLISH LITERATURE MANUSCRIPT AND A BRITISH WATERCOLOR.

                                    [PHOTO]

(detail)

A spectacular Ten-Panel Screen Celebrating the 80th Birthday of the Queen Mother Cho sold for $1.2 million, a record for a Korean screen at auction.

                                    [PHOTO]

This 1907 Double Eagle from the Bloomfield Foundation Collection sold for $825,000, a record for a gold coin.

                                    [PHOTO]

A Biscuit Figure of a Tiger, Kangxi Period, set a record for Chinese Export Porcelain, selling for $600,490 in London.

Sotheby's Tomorrow
The Path to the Future

While the art auction market of today bears little resemblance to what it was in the mid-eighteenth century when Sotheby's began, the challenge of developing new business, and new markets, remains the same. Every turning point in Sotheby's long history has been marked by innovation and strong marketing, leading to growth and expansion. The Impressionist and Modern art market of today, for example, with a global clientele and strong prices for the finest paintings, began with a marketing idea developed by Sotheby's in 1958. In offering the historic Goldschmidt Collection of Impressionist and Modern art that year, Sotheby's chose to conduct the sale at night in a black-tie aura worthy of the collection's stature. From that inaugural evening sale of Impressionist art, which has now become a tradition in the auction world, this market began to grow steadily. The sale this year of Impressionist and Modern art of the Shelburne Museum was another milestone in that distinguished tradition.

STRENGTH IN MARKETING Marketing remains one of the firm's singular strengths. In 1996 we completed a comprehensive redesign of all our marketing materials in order to bring uniformity and consistency to Sotheby's brand image throughout the world. This has included the design of a new corporate color and standard logo. As a result, the hundreds of sale catalogues we publish internationally each year now all project the same unified image of Sotheby's. Our catalogues are known the world over as perhaps the finest in the auction market, and they are truly our most effective marketing tool. This redesign was thus a crucial step for the company in strengthening global awareness of Sotheby's. [CLIPART] Another key marketing initiative taken by Sotheby's in 1996 was in advertising, where we redesigned our print advertisements worldwide and launched a new advertising campaign targeting clients who may be new to Sotheby's and the auction process. We also enhanced our direct mail capabilities, focusing not only on building interest in key auction sales throughout the year but also on attracting new auction participants.

CLIENT DEVELOPMENT A large number of newly-affluent individuals have begun to acquire art and build collections, but have not participated in the auction process. The world of Sotheby's is one of great fascination to the public, but it also can be an intimidating one. From long experience

The Best of Sotheby's
Marketing
---------

SOTHEBY'S HAS LONG BEEN RECOGNIZED FOR ITS INNOVATIVE MARKETING AND PROMOTION
OF AUCTION SALES. IN 1996 WE UNIFIED OUR GLOBAL IMAGE THROUGH A NUMBER OF NEW INITIATIVES. THESE INCLUDED A MORE CREATIVE STAGING OF OUR PUBLIC EXHIBITIONS, A REDESIGN OF OUR CATALOGUES WORLDWIDE, AND AN ADVERTISING CAMPAIGN EMPHASIZING FIRST-TIME AUCTION BUYERS, KEEPING SOTHEBY'S AT THE FOREFRONT OF ART AUCTION MARKETING.

                                    [PHOTO]

Sotheby's unified its worldwide image through a comprehensive new marketing campaign.

                                    [PHOTO]

(detail)

Castillo del Lago, a Spanish Revival residence in Hollywood, California, was listed and sold by Sotheby's International Realty.

The Best of Sotheby's
Real Estate
-----------

SOTHEBY'S STRATEGY FOR PROFIT GROWTH IN THIS BUSINESS IS TO EXPAND OUR DIRECT BROKERAGE OPERATIONS WHILE STRENGTHENING LINKS BETWEEN OUR AFFILIATE NETWORK AND AUCTION BUSINESS. THIS STRATEGY WAS INAUGURATED ON THE WEST COAST WITH THE OPENING OF OUR DIRECT BROKERAGE OFFICE IN BEVERLY HILLS IN 1995. ONE OF THE FIRST PROPERTIES LISTED AND SOLD BY SOTHEBY'S BEVERLY HILLS BROKERAGE WAS CASTILLO DEL LAGO, A SPLENDID 1920S RESIDENCE ON 3 HILLSIDE ACRES IN HOLLYWOOD WITH AN ASKING PRICE OF $6.5 MILLION.

we know that once clients come to us they remain loyal, participating not only in auctions but taking advantage of our services in real estate, restoration, education and financial services. Attracting these many potential new clients to Sotheby's, therefore, is crucial to our future growth. [CLIPART] In recent years Sotheby's has greatly intensified its client development efforts, and significant advances were made throughout 1996 in this key area. With many thousands of clients scattered throughout the world, each requiring personal attention and service of the highest standard, managing these relationships is of paramount importance to us. Utilizing advanced database technology, we have implemented a new system for the most timely, proactive management by our senior staff and specialists around the globe. We are committed to further enhancing our ability to identify business opportunities in the most timely fashion, especially among our key clients, while providing a higher level of ongoing, personalized service to our international clientele. [CLIPART] In 1996 we were particularly successful in new client development. Under the direction of Executive Vice President C. Hugh Hildesley, we began a new program entitled "Auction Adventures" which offers an exciting introduction to Sotheby's through a mock auction. Throughout 1996 we hosted "Auction Adventures" in New York and in various cities across America. This program is another example of how we continue to expand our market innovatively while further strengthening our franchise.

FINANCIAL SERVICES Sotheby's pioneered art-related financing in the auction business 17 years ago. Today we remain the leader in this specialized auction service with a portfolio of $154 million as of December 31, 1996, and worldwide clients from the United States to Europe and Asia. Sotheby's Financial Services has provided loans for collectors, museums and dealers secured by works of art. Art-related financing remains an important and profitable adjunct to our main activity of fine art auctioneering, often helping to secure important consignments for sale through the auction process. We operate this business in a prudent manner, and through it we are able to broaden our client relationships by providing an additional important service. We believe that demand for art-related financing will increase, and we will continue to grow our loan portfolio aggressively, while maintaining stringent credit requirements.

REAL ESTATE Another important auction-related service that Sotheby's pioneered is real estate brokerage. In 1996 Sotheby's International Realty Company celebrated its 20th anniversary. With sales of $785 million in 1996, Realty posted the strongest year in its history. Today Sotheby's Realty operates in 17 countries and maintains a network of some 200 affiliates around the globe, making it one of the largest and most prominent realty firms in the world. [CLIPART] Sotheby's Realty is currently pursuing a major strategic initiative focused on building our most profitable sector, a network of company-owned brokerages. At the same time, we aim to maximize the linkage between Sotheby's real estate, our network of affiliates and Sotheby's auction division, a synergy that creates opportunities when a residence is acquired or sold. In 1995, for example, we opened a direct brokerage office in Beverly Hills, California, which has already made a significant impact on our West Coast business through a number of major sales. Following this same initiative, in 1996 we opened Sotheby's International Realty Brokerages in Greenwich, Connecticut, and San Francisco, California, with another office scheduled to open in Brentwood, California, in early 1997. San Francisco, one of the great cities of the West Coast and the cosmopolitan center of the booming Silicon Valley, represents an excellent crossover opportunity for our realty and auction businesses. As the global demand continues to grow for this profitable service, we are committed to expanding Sotheby's International Realty through additional direct brokerage initiatives in the world's most affluent residential areas.

NEW OPPORTUNITIES Building upon such innovative partnerships of recent years as Acquavella Modern Art and the Joseph R. Ritman Collection, in 1996 Sotheby's created a new division known as Emmerich/Sotheby's. It will create a dynamic new force in the Contemporary art world by combining Sotheby's resources with the Andre Emmerich Gallery, a leading dealer in Post-war and Contemporary art. The division will focus on the roster of artists historically represented by Emmerich as well as the appraisal, consignment and sale of artists' estates, exhibitions and publishing. [CLIPART] Sotheby's designs and produces hundreds of auction catalogues each year, many of them lavish full-color volumes

The Best of Sotheby's
Theme and House Sales

THEME SALES HAVE BECOME INCREASINGLY SUCCESSFUL AT SOTHEBY'S. 1996 SAW THE ADVENT OF A SERIES OF AUCTIONS ENTITLED "IN CELEBRATION OF THE ENGLISH COUNTRY HOUSE." SOTHEBY'S ALSO HELD ITS FIRST "TURKISH SALE" AND "RACING SALE," BOTH OF WHICH PERFORMED WELL. WE HAVE ESTABLISHED AN UNRIVALED REPUTATION FOR CONDUCTING HOUSE SALES. HIGHLIGHTING 1996 WERE THE FIRST HOUSE SALE IN DENMARK, AT AALHOLM SLOT, AND THE SALE OF THE CONTENTS OF THE MARQUESS OF BRISTOL'S PRIVATE APARTMENT AT ICKWORTH IN SURREY.

                                    [PHOTO]

(detail)

In the first-ever auction devoted to Turkish art, Sotheby's sold an Ottoman Painted Wood Room from Syria for $312,600.

                                    [PHOTO]

(detail)

At our English Country House sales in New York, John Frederick Herring, Snr.'s The Start of the Epsom Derby, 1835 brought a record $2.3 million.

                                    [PHOTO]

C. Hugh Hildesley, head of Client Development in New York at a mock auction.

                                    [PHOTO]

The Cafe, located in Sotheby's New Bond Street Gallery.

The Best of Sotheby's
New Initiatives
---------------

AUCTION ADVENTURES
------------------

AN EXCITING NEW CLIENT-DEVELOPMENT PROGRAM, "AUCTION ADVENTURES," IN WHICH NEW CLIENTS PARTICIPATE IN LIVELY MOCK AUCTIONS, WAS OFFERED INTERNATIONALLY LAST YEAR.

THE CAFE
--------

VOTED ONE OF THE FINEST RESTAURANTS IN LONDON, AND FAST BECOMING ONE OF THE MOST POPULAR, THE CAFE, LOCATED IN OUR NEW BOND STREET GALLERY, OFFERS A GASTRONOMIC INTRODUCTION TO SOTHEBY'S.

that would be the envy of any museum or publishing company. Increasingly we have come to realize the value to Sotheby's of books which can distill the vast specialized knowledge of our firm, while communicating the appeal of collecting and connoisseurship for general audiences. [CLIPART] With this in mind we formed Sotheby's Books as a unique publishing imprint to create and market books about the fine and decorative arts and other subjects related to our business. In addition to a series of Sotheby's Guides on various collecting fields and other volumes, we are currently pursuing a broader worldwide publishing role for Sotheby's, with a strategic emphasis on the vast American market. [CLIPART] We believe that book publishing is an important means of enhancing Sotheby's enormous prestige and name recognition. We are exploring a number of opportunities in this field which we believe will complement our initiative of bringing new clients to Sotheby's by fostering, in a practical and useful manner, a greater appreciation for art and art collecting.

SOTHEBY'S GLOBAL FRANCHISE Secure in its position in the art world, Sotheby's is today poised for expansive future growth. We are a firm mindful of our history and traditions, yet responsive to the changing demands of the marketplace. We are committed to the future of our business, which we believe holds considerable promise throughout the world.

UNITED STATES In the United States, the population of wealthy individuals continues to expand, notably among the baby boomer generation which is expected to grow by 28 million by the year 2030, as successive waves reach peak earning power. With our extensive network of auction specialists and representatives throughout the country, fortified by our linking realty operations, Sotheby's is positioned to compete aggressively for new business in America while developing new services that will complement and enhance our core auction franchise.

FRANCE In France, the auction market is centered in Paris, where Sotheby's will soon open expanded new facilities in the historic Galerie Charpentier on rue du Faubourg St. Honore. This prestigious venue will afford us the finest saleroom in the city when the French market opens to foreign auctioneers. The current auction market in France, while active, is fragmented and inefficient. Our goal will be to capture a share of the mar-ket--which had sales in Paris in 1996 of more than $600 million--while taking steps to expand it. Sotheby's has maintained a large presence in Paris for many years and has stood in the forefront in promoting the opening of the French market. With this soon to be a reality, Sotheby's global capabilities will make it a highly competitive player in a market which we believe has enormous potential.

ASIA Asia will continue to be an important source of buyers and sellers for Sotheby's in our auctions throughout the world. Our auction sales in Asia in 1996 increased by 46%, and we are well positioned to take advantage of the future opportunities in this region. For example, Sotheby's has carefully developed the market in Japan with an eye to the resumption of more active Japanese buying and selling. As a consequence, our consignments and purchases from Japan in 1996 increased significantly over the previous year, and we expect that they will continue to grow substantially in coming years. In addition, we anticipate that the economies will grow and expand in such countries as Malaysia, Korea, Indonesia, Thailand, Singapore and China where we have appointed representatives in the last two years. In 1996 we conducted our first auction in Singapore of Southeast Asian paintings, a further expression of our confidence of the potential for growth in this region.

THE FRANCHISE IN THE FUTURE As we continue our efforts to expand the Sotheby's franchise and to develop new areas of interest for the firm, we are reminded once again of the great name we carry and what it represents in our business. We are prepared and committed to growing this franchise around the world and to maintaining its historic, time-honored prominence in the marketplace. In this way, Sotheby's in the future will continue to be the name that stands for excellence in the art auction business.

Index to Consolidated Financial Statements

         Selected Financial Data                                      22

         Management's Discussion and Analysis of
                Results of Operations and
                Financial Condition                                   23

         Consolidated Statements of Income                            27

         Consolidated Balance Sheets                                  28

         Consolidated Statements of Cash Flows                        29

         Consolidated Statements of Changes in
                Shareholders' Equity                                  30

         Notes to Consolidated Financial Statements                   31

         Independent Auditors' Report                                 41

         Report of Management                                         41

         Audit and Compensation Committee
                Chairman's Letter                                     41


                             Sotheby's Holdings, Inc. and Subsidiaries   page 21

Selected Financial Data

(Thousands of dollars,                                                 Year ended December 31
except per share data)                   1996        1995        1994        1993        1992
---------------------------------------------------------------------------------------------
Auction sales(1)                   $1,599,595  $1,665,378  $1,330,001  $1,325,334  $1,131,601
                                   ----------  ----------  ----------  ----------  ----------
Auction and related revenues          300,472     284,051     233,451     229,886     196,142
                                   ----------  ----------  ----------  ----------  ----------
Total revenues                     $  336,496  $  312,880  $  259,663  $  249,676  $  223,799
Operating income                       68,208      56,841      33,033      30,785       4,453
Income before taxes                    68,244      54,303      33,765      32,157       6,491
                                   ----------  ----------  ----------  ----------  ----------
Net income                         $   40,946  $   32,582  $   20,259  $   19,294  $    3,960
                                   ----------  ----------  ----------  ----------  ----------
Earnings per share                 $     0.73  $     0.58  $     0.36  $     0.35  $     0.07
                                   ----------  ----------  ----------  ----------  ----------
Cash dividends declared per share  $     0.32  $     0.24  $     0.24  $     0.42  $     0.60
                                   ==========  ==========  ==========  ==========  ==========

                                                                       Year ended December 31
(Thousands of dollars)                   1996        1995        1994        1993        1992
---------------------------------------------------------------------------------------------
Working capital                    $   57,466  $  101,394  $   70,031  $   75,276  $  121,055
Total assets                          656,098     600,104     557,084     559,356     577,657
Commercial paper                         --        38,000      27,500      34,000      86,400
Net debt (cash)(2)                    (63,675)      3,103       1,416     (53,257)      5,157
Shareholders' equity                  253,472     227,482     211,052     194,632     198,195
                                   ==========  ==========  ==========  ==========  ==========

(1)  Auction sales represent sales at the hammer price plus buyer's premium.

(2)  Short term borrowings and commercial paper less cash and cash equivalents.


page 22   Sotheby's Holdings, Inc. and Subsidiaries

Management's Discussion and Analysis of
Results of Operations and Financial Condition

Results of Operations
Years Ended December 31, 1996 and 1995

Auction sales for Sotheby's Holdings, Inc. (together with its subsidiaries, the "Company") totaled $1,599.6 million during 1996, a decrease of $65.8 million, or 4%, compared to the prior year. The decrease in worldwide sales was primarily due to the lower level of single-owner sales during 1996 when compared to 1995. Single-owner sales in 1995 included the Stralem Collection ($65.2 million) and the Hazen Collection ($51.8 million) in North America and the Grand Ducal collection of Baden ($54.8 million) in Europe. Excluding the results of these three sales, auction sales grew by 7% in 1996 compared to the prior year. Auction sales recorded by the Company's foreign operations were not materially affected by translation to United States ("U.S.") dollars.

Following is a geographical breakdown of the Company's auction sales for 1996 and 1995:

(Thousands of dollars)                                 1996                1995
--------------------------------------------------------------------------------
North America                                    $  770,438           $  825,788
Europe                                              751,154              786,277
Asia                                                 78,003               53,313
                                                 ----------           ----------
Total                                            $1,599,595           $1,665,378
                                                 ==========           ==========

The decrease in auction sales in North America of $55.4 million, or 7%, during 1996 was driven by a lower level of single-owner sales when compared to 1995 as discussed above. Sales in Europe, which for the purposes of this discussion consists of the United Kingdom ("U.K.") and continental Europe ("the Continent"), decreased $35.1 million, or 4%, in 1996. Sales in the U.K. improved $49.0 million, or 10%, when compared to the prior year, primarily due to the 1996 sale of property from the collection formed by the British Rail Pension Fund. Sales on the Continent declined $84.1 million, or 30%, during 1996 due largely to the sale of the Grand Ducal collection of Baden in Germany in 1995 (as discussed above) as well as Jewelry sales in Switzerland, which decreased $30.4 million in 1996 compared to the prior year. Asian sales increased $24.7 million, or 46%, in 1996 due largely to increased auction sales in Hong Kong and Singapore in a number of collecting categories. The Company continues to focus on growth in the Asian market but is unable to predict the effect, if any, on the Company's operating results of the change in government in 1997 in Hong Kong.

Worldwide revenues from auction and related operations in 1996 of $300.5 million increased $16.4 million, or 6%, over 1995. Auction and related revenue as a percent of auction sales increased to 18.8% in 1996 from 17.1% in 1995. This increase was largely due to higher commission revenue (which consists of buyer's premium, seller's commission and expense recoveries). The increase in commissions was largely due to the positive impact of the Company's new sellers' commission schedule, the contribution of the sale of Property from the Estate of Jacqueline Kennedy Onassis, and a change in the relative mix of sales toward property with lower average lot values which yield higher average commission rates. Auction and related revenues also benefited from increases in non-auction revenue categories. The impact of these factors was offset, in part, by the decrease in sales volume discussed above.

Other revenues consists primarily of revenues from art-related financing activities, real estate operations and principal activities. Other revenues increased $7.2 million when compared to 1995 due mostly to an increase in revenues from principal and real estate activities. Principal activities include: net gains (losses) on sales of inventory (including inventory obtained as a result of the auction process as well as inventory obtained for investment purposes); the Company's share of operating results from its investment in Acquavella Modern Art ("AMA"); net income (loss) earned from guarantees; and provisions for write-downs of inventory to estimated net realizable value. The increase in revenues from principal activities was principally due to higher income earned from guarantees as well as a lower level of write-downs on inventory to estimated net realizable value.

Direct costs of services (consisting largely of catalogue production and distribution costs as well as corporate and sale marketing expenses) totaled $63.1 million during 1996, an increase of $3.1 million, or 5%, over 1995. This increase reflects expenses associated with the sale of Property from the Estate of Jacqueline Kennedy Onassis which were fully recovered and reflected in auction and related revenue. Excluding these costs, direct costs in 1996 declined slightly and totaled 3.7% of auction sales, relatively unchanged compared to the prior year.


                            Sotheby's Holdings, Inc. and Subsidiaries    page 23

All other operating expenses (which consist of salaries and related costs, general and administrative expenses and depreciation and amortization) increased $9.1 million, or 5%, compared to 1995. This increase was primarily due to salary increases offset, in part, by a decrease in depreciation due to a change in the estimated useful lives for computer hardware during 1995 (see Note B to the Consolidated Financial Statements).

Interest income totaled $4.3 million in 1996 compared to $3.2 million in 1995. This increase was a result of higher average cash balances in Europe. Interest expense totaled $3.6 million in 1996 compared to $5.9 million in 1995. This decrease was due to lower average commercial paper borrowings in 1996 as well as lower average interest rates on those borrowings as compared to 1995.

The consolidated effective tax rate was 40% for the years ended December 31, 1996 and 1995 (see Note I to the Consolidated Financial Statements).

Net income for 1996 was $40.9 million, a 26% increase when compared to net income of $32.6 million for 1995. Movements in foreign currencies did not have a material impact on 1996 revenues or expenses. Earnings per share increased to $0.73 in 1996 from $0.58 in 1995, an increase of 26%.

Results of Operations
Years Ended December 31, 1995 and 1994

Auction sales for the Company totaled $1,665.4 million during 1995, an increase of $335.4 million, or 25%, over 1994. The increase in worldwide sales was primarily due to an increase in sales of Impressionist and Modern art as well as Jewelry, with most of the growth contributed by single-owner and other non-recurring sales. Auction sales recorded by the Company's foreign operations were positively affected by translation to U.S. dollars which increased auction sales by $41.7 million, or 3%.

Following is a geographical breakdown of the Company's auction sales for 1995 and 1994:

(Thousands of dollars)                                 1995                 1994
--------------------------------------------------------------------------------
North America                                    $  825,788           $  666,301
Europe                                              786,277              608,291
Asia                                                 53,313               55,409
                                                 ----------           ----------
Total                                            $1,665,378           $1,330,001
                                                 ==========           ==========

The growth in auction sales in North America of $159.5 million, or 24%, during 1995 was driven largely by sales of Impressionist and Modern art, with much of this growth coming from single-owner and estate collections. Jewelry also contributed to sales growth in North America. Sales in Europe increased $178.0 million, or 29%, in 1995. Excluding the impact of translating foreign currencies into U.S. dollars, sales in Europe increased $136.5 million, or 22%, compared to 1994. Sales in the U.K. improved $76.1 million, or 24%, when compared to 1994. Excluding the favorable impact of currency movements, sales in the U.K. increased $64.9 million primarily due to Impressionist and Modern art and Old Master paintings sales. Sales on the Continent grew $101.9 million during 1995; excluding foreign currency movements sales grew $71.6 million principally due to the sale of the Grand Ducal collection of Baden in Germany as well as increased Jewelry sales in Switzerland. Asian sales declined $2.1 million, or 4%, in 1995, largely as a result of general economic uncertainties in the Hong Kong market, softening in key collecting categories as well as competitive pressures.

Worldwide revenues from auction and related operations in 1995 of $284.1 million increased $50.6 million, or 22%, over 1994. This increase was largely due to higher commission revenue, driven by the increase in sales volume discussed above. Commissions as a percentage of auction sales were down year-to-year due to a change in the relative mix of sales toward property with higher average lot values which yield lower average commission rates. In addition, competitive pricing pressures which existed prior to the implementation, in September of 1995, of the Company's new sellers' commission schedule contributed to the decline in commission rates. Auction and related revenues also benefited from increases in non-auction revenue categories. Excluding the impact of translating revenues outside North America into U.S. dollars, auction and related revenues increased 19% when compared to the prior year.


page 24   Sotheby's Holdings, Inc. and Subsidiaries

Other revenues increased $2.6 million when compared to 1994 due mostly to an increase in revenues from financing activities offset, in part, by a decrease in revenues from principal activities. Revenues from financing activities totaled $13.8 million during 1995, an increase of $4.6 million compared to 1994. This increase was principally due to an increase in the average rate charged to borrowers and, to a lesser extent, to an increase in the average outstanding loan portfolio balance. Average rates charged to borrowers increased to 9.2% in 1995 from 7.3% in 1994. The outstanding loan portfolio averaged $148.2 million in 1995 compared to $126.4 million in 1994. The decrease in revenues from principal activities was principally due to write-downs on inventory to estimated net realizable value. Movements in foreign currencies did not have a material impact on other revenues.

Direct costs of services totaled $60.0 million during 1995, an increase of $10.8 million, or 22%, over 1994. Excluding movements in foreign exchange rates, direct costs increased $9.0 million, or 18%, essentially due to the increase in auction sales. Excluding movements in foreign currencies, direct costs as a percentage of auction sales declined to 3.5% in 1995 from 3.7% in 1994.

All other expenses increased $18.6 million, or 11%; excluding the impact of foreign currency movements, these expenses increased by 8%. Two significant factors in the growth were increased incentive compensation and a $2.1 million increase in depreciation due to a change in the estimated useful lives for computer hardware (see Note B to the Consolidated Financial Statements). Excluding these factors and the impact of foreign currency movements, all other expenses increased approximately 5%. This increase was primarily due to salary increases.

Interest income totaled $3.2 million in 1995 compared to $4.9 million in 1994. This decrease was a result of lower average cash balances. Interest expense totaled $5.9 million in 1995 compared to $4.0 million in 1994. This increase was due to higher average short-term and commercial paper borrowings in Europe and North America, respectively, as well as higher average interest rates on commercial paper borrowings compared to 1994.

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

Liquidity and Capital Resources

The Company's net cash position (total cash and cash equivalents less total debt, which includes short-term borrowings and commercial paper) totaled $63.7 million at December 31, 1996, compared to net debt of $3.1 million at December 31, 1995 and $1.4 million at December 31, 1994. Working capital (current assets less current liabilities) at December 31, 1996 was $57.5 million, compared to $101.4 million and $70.0 million at December 31, 1995 and 1994, respectively.

The Company's client loan portfolio increased to $153.7 million at December 31, 1996 from $144.2 million and $133.6 million at December 31, 1995 and 1994, respectively. These amounts include $69.4 million, $42.7 million and $34.9 million of loans which have a maturity of more than one year at December 31, 1996, 1995 and 1994, respectively.

The Company relies on internally generated funds and borrowings to meet its financing requirements. The Company may issue up to $200 million of short-term notes pursuant to its U.S. commercial paper program. No amounts were issued or outstanding at December 31, 1996. The Company supports any short-term notes issued under its U.S. commercial paper program with a committed credit facility. The Company maintains $300 million of committed and available financing pursuant to a Bank Credit Agreement (the "Credit Agreement") which was amended and restated on July 11, 1996. The Credit Agreement provides the Company $300 million of committed financing to July 11, 2001 (see Note H to the Consolidated Financial Statements).

During 1996, the Company's primary sources of liquidity were derived from operations supplemented by available cash balances. The most significant cash uses during 1996 were the repayment of commercial paper borrowings, payment of shareholder dividends, repurchases of common stock and net funding of the client loan portfolio. The Company paid dividends to shareholders of $17.8 million in 1996 (of which $4.5 million was declared and paid in 1996 with respect to 1995). In the first quarter of 1997, the Company declared and paid dividends of $5.6 million in respect of the fourth quarter of 1996. In February 1997, the Board of Directors voted to increase the quarterly dividend to $ 0.10 per share in 1997 from $ 0.08 per share in 1996 due to the Company's strong 1996 financial performance.


                            Sotheby's Holdings, Inc. and Subsidiaries    page 25

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

During 1994, the Company's primary sources of liquidity were derived from available cash balances supplemented by short-term borrowings and operations. The most significant cash uses during 1994 were net funding of the client loan portfolio of $48.1 million and shareholder dividends. The Company paid dividends to shareholders of $13.4 million in 1994 (of which $3.3 million was declared and paid in 1994 with respect to 1993).

Capital expenditures, consisting primarily of office and auction facility refurbishment and the acquisition of computer equipment, totaled $9.8 million for 1996, $8.4 million for 1995 and $7.9 million for 1994.

In certain instances, consignor advances are made with recourse limited only to the works of art consigned for sale and pledged as security for the loan. As of December 31, 1996, no such advances were outstanding. From time to time, the Company has off-balance sheet commitments which include short-term commitments to consignors that property will sell at a minimum price and legally binding lending commitments in conjunction with the client loan program (see Notes M and N to the Consolidated Financial Statements). The Company does not believe that material liquidity risk exists relating to these commitments.

Outlook

The Company believes that operating cash flows will be adequate to meet normal working capital requirements and that the commercial paper program and credit facilities will continue to be adequate to fund the Company's client loan program, peak working capital requirements and other short-term commitments to consignors.

The Company evaluates, on an ongoing basis, the adequacy of its premises for the requirements of the present and future conduct of its business. Any significant alteration to its principal auction premises may require use of additional capital, which the Company believes is adequately available.

This Annual Report contains certain forward-looking statements, as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, relating to future events and the financial performance of the Company, particularly with respect to the adequacy of working capital as well as additional capital necessary for relocation of all or a portion of the Company. Such statements are only predictions and involve risks and uncertainties, resulting in the possibility that the actual events or performance will differ materially from such predictions. Major factors which the Company believes could cause the actual results to differ materially from the predicted results in the forward-looking statements include, but are not limited to, the following, which are not listed in any particular rank order:

     (I) The Company's business is seasonal, with peak revenues and operating income occurring in the second and fourth quarters of each year as a result of the traditional spring and fall art auction season.

     (II) The overall strength of the international economy and financial markets and, in particular, the economies of the U.S., the U.K. and the major countries of continental Europe and Asia (principally Japan and Hong
     Kong).

     (III) Competition with other auctioneers and art dealers.

     (IV) The volume of consigned property and the marketability at auction of such property.

In early 1997, a television program aired in the U.K. and a related book was published, both of which contain certain allegations of improper or illegal conduct by current and former employees of the Company. In response to these allegations, the Board of Directors, in February 1997, established a committee of independent directors to review the issues raised by the book and related matters. The Independent Review Committee has retained outside independent counsel in the U.S. and the U.K. to assist and advise the Committee in its review. The Company's management is conducting its own internal review. Due to the preliminary nature of these investigations, it is not possible at this time to estimate the impact of any of the alleged activities or the expenses associated with these investigations on the Company's financial condition and results of operations. However, the nonrecurring expenses to be incurred in connection with this matter may be material to the Company's operating results in 1997. See the Company's Form 10-K for the year ended December 31, 1996 filed with the Securities and Exchange Commission for additional information.

Seasonality

The worldwide art auction market has two principal selling seasons, spring and fall. During the summer and winter, auction sales are considerably lower. The table below demonstrates that at least 80% of the Company's auction sales are derived from the second and fourth quarters of the year (see Note P to the Consolidated Financial Statements).

                                             Percentage of annual auction sales
                                               1996          1995          1994
-------------------------------------------------------------------------------
January-March                                    10%           11%           12%
April-June                                       39            39            40
July-September                                    9             7             8
October-December                                 42            43            40
                                                ---           ---           ---
                                                100%          100%          100%
                                                ===           ===           ===


page 26   Sotheby's Holdings, Inc. and Subsidiaries

Consolidated Statement of Income

(Thousands of dollars,                                   Year ended December 31
except per share data)                            1996         1995        1994
--------------------------------------------------------------------------------
Revenues (Note B)

Auction and related                          $ 300,472    $ 284,051   $ 233,451
Other (Notes E and F)                           36,024       28,829      26,212
                                             ---------    ---------   ---------
Total revenues                                 336,496      312,880     259,663
                                             =========    =========   =========
--------------------------------------------------------------------------------
Expenses

Direct costs of services                        63,090       59,978      49,211
Salaries and related costs (Note L)            114,360      105,285      93,829
General and administrative (Note J)             81,368       79,548      75,146
Depreciation and amortization
  (Notes B and G)                                9,470       11,228       8,444
                                             ---------    ---------   ---------
Total expenses                                 268,288      256,039     226,630
                                             ---------    ---------   ---------
Operating income                                68,208       56,841      33,033
                                             ---------    ---------   ---------
Interest income                                  4,266        3,176       4,909
Interest expense (Note H)                        3,643        5,850       4,013
Other income (expense)                            (587)         136        (164)
                                             ---------    ---------   ---------
Income before taxes                             68,244       54,303      33,765
Income taxes (Note I)                           27,298       21,721      13,506
                                             ---------    ---------   ---------
Net Income                                   $  40,946    $  32,582   $  20,259
                                             ---------    ---------   ---------
Earnings Per Share                           $    0.73    $    0.58   $    0.36
                                             =========    =========   =========
Dividends Per Share                          $    0.32    $    0.24   $    0.24
                                             =========    =========   =========

See accompanying Notes to Consolidated Financial Statements


                            Sotheby's Holdings, Inc. and Subsidiaries    page 27

Consolidated Balance Sheets

(Thousands of dollars)                                        As at December 31
Assets                                                       1996          1995
--------------------------------------------------------------------------------
Current Assets

Cash and cash equivalents                               $  66,886     $  40,713
Accounts and notes receivable, net of allowance
  for doubtful accounts of $10,156 and $12,578 (Note D)
Accounts receivable                                       250,780       215,425
Notes receivable                                           81,761        98,507
Other                                                      12,810        21,200
                                                        ---------     ---------
Total accounts and notes receivable, net                  345,351       335,132
                                                        ---------     ---------
Inventory, net (Note E)                                    14,801        22,798
Deferred income taxes (Note I)                              4,655         8,434
Prepaid expenses and other current assets (Note L)         14,689        11,936
                                                        ---------     ---------
Total current assets                                      446,382       419,013
                                                        ---------     ---------
--------------------------------------------------------------------------------
Non-current Assets

Notes receivable (Note D)                                  69,418        42,670
Properties, less allowance for depreciation
  and amortization of $63,983 and
  $63,898 (Notes G and J)                                  70,576        65,320
Intangible assets, less allowance for
  amortization of $15,607 and $13,986                      27,199        28,123
Investment in partnership (Note F)                         35,834        38,801
Other assets                                                6,689         6,177
                                                        ---------     ---------
Total Assets                                            $ 656,098     $ 600,104
                                                        =========     =========

Liabilities and Shareholders' Equity
--------------------------------------------------------------------------------
Current Liabilities

Due to consignors (Notes D and M)                       $ 277,751     $ 224,223
Short-term borrowings (Note H)                              3,211         5,816
Accounts payable and accrued liabilities                   75,023        67,579
Deferred revenues                                           7,166         5,709
Accrued income taxes (Note I)                              25,765        14,292
                                                        ---------     ---------
Total current liabilities                                 388,916       317,619
                                                        ---------     ---------
--------------------------------------------------------------------------------
Long-term Liabilities

Commercial paper (Note H)                                    --          38,000
Deferred income taxes (Note I)                             12,493        15,801
Other long-term obligations                                 1,217         1,202
                                                        ---------     ---------
Total Liabilities                                         402,626       372,622
                                                        ---------     ---------
--------------------------------------------------------------------------------
Shareholders' Equity (Note K)

Common stock, $.10 Par value
  Authorized shares - 125,000,000 of Class A
    and 75,000,000 of Class B
  Issued and outstanding shares 38,669,411
    and 38,466,478 of Class A, and 17,214,987
    and 17,278,667 of Class B at December 31,
    1996 and 1995, respectively                             5,589         5,575
Additional paid-in capital                                 78,382        81,051
Retained earnings                                         178,805       155,688
Foreign currency translation adjustments                   (9,304)      (14,832)
                                                        ---------     ---------
Total Shareholders' Equity                                253,472       227,482
                                                        ---------     ---------
Total Liabilities and Shareholders' Equity              $ 656,098     $ 600,104
                                                        =========     =========

See accompanying Notes to Consolidated Financial Statements


page 28   Sotheby's Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

                                                               Year ended December 31
(Thousands of dollars)                                   1996        1995        1994
-------------------------------------------------------------------------------------
Operating Activities
Net income                                          $  40,946   $  32,582   $  20,259
Adjustments to reconcile net income to net
cash provided by operating activities:
  Depreciation and amortization                         9,470      11,228       8,444
  Deferred income taxes                                   471         997      (2,211)
  Tax benefit of stock option exercises                 2,341         250         805
  Asset provisions                                      4,641       7,868       6,117
  Other                                                  (993)        429      (1,242)
Change in assets and liabilities:
  Decrease (increase) in prepaid expenses and
   other current assets                                (3,005)        117        (173)
  Increase in accounts and other receivables          (27,220)    (44,607)     (8,035)
  Decrease (increase) in inventory                      8,919      (8,860)      2,202
  Decrease (increase) in other assets                    (638)      6,066       1,505
  Increase (decrease) in due to consignors             53,725      24,465      (6,115)
  Increase (decrease) in accrued income taxes          11,473      (5,865)     (8,898)
  Increase (decrease) in other current liabilities      9,990       8,187      (2,835)
                                                    ---------   ---------   ---------
Net cash provided by operating activities             110,120      32,857       9,823
-------------------------------------------------------------------------------------
Investing Activities

Increase in notes receivable                         (122,867)   (100,350)   (128,523)
Collections of notes receivable                       112,360      90,535      80,383
Capital expenditures                                   (9,835)     (8,384)     (7,897)
Decrease in investment in partnership                   2,967       1,180       1,376
                                                    ---------   ---------   ---------
Net cash used by investing activities                 (17,375)    (17,019)    (54,661)
-------------------------------------------------------------------------------------
Financing Activities

Increase (decrease) in commercial paper               (38,000)     10,500      (6,500)
Increase (decrease) in short-term borrowings           (2,605)     (3,087)      4,320
Proceeds from exercise of stock options                 9,115       1,495       2,256
Repurchase of common stock                            (14,178)     (4,239)       --
Dividends paid                                        (17,829)    (13,411)    (13,379)
                                                    ---------   ---------   ---------
Net cash used by financing activities                 (63,497)     (8,742)    (13,303)
Effect of exchange rate changes on cash                (3,075)     (1,370)      1,288
                                                    ---------   ---------   ---------
Increase (decrease) in cash and cash equivalents       26,173       5,726     (56,853)
Cash and cash equivalents at beginning of year         40,713      34,987      91,840
                                                    ---------   ---------   ---------
Cash and cash equivalents at end of year            $  66,886   $  40,713   $  34,987
                                                    =========   =========   =========

See accompanying Notes to Consolidated Financial Statements


                            Sotheby's Holdings, Inc. and Subsidiaries    page 29

Consolidated Statements of Changes in
Shareholders' Equity

                                                                         Foreign
                                              Additional                currency
                                      Common     paid-in   Retained  translation
(Thousands of dollars)                 stock     capital   earnings   adjustment
--------------------------------------------------------------------------------

Balance at December 31, 1993        $  5,550    $ 80,509   $129,637    $(21,064)
                                    --------    --------   --------    --------
  Stock options exercised                 32       2,224
  Tax benefit associated with
    exercise of stock options                        805
  Foreign currency translation                                            6,479
  Net income                                                 20,259
  Dividends                                                 (13,379)
--------------------------------------------------------------------------------
Balance at December 31, 1994        $  5,582    $ 83,538   $136,517    $(14,585)
                                    --------    --------   --------    --------
  Stock options exercised                 22       1,473
  Tax benefit associated with
    exercise of stock options                        250
  Repurchase of common stock             (29)     (4,210)
  Foreign currency translation                                             (247)
  Net income                                                 32,582
  Dividends                                                 (13,411)
--------------------------------------------------------------------------------
Balance at December 31, 1995        $  5,575    $ 81,051   $155,688    $(14,832)
                                    --------    --------   --------    --------
  Stock options exercised                109       9,006
  Tax benefit associated with
    exercise of stock options                      2,341
  Shares issued to directors               1          66
  Repurchase of common stock             (96)    (14,082)
  Foreign currency translation                                            5,528
  Net income                                                 40,946
  Dividends                                                 (17,829)
--------------------------------------------------------------------------------
Balance at December 31, 1996        $  5,589    $ 78,382   $178,805    $ (9,304)
                                    --------    --------   --------    --------

See accompanying Notes to Consolidated Financial Statements


page 30   Sotheby's Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note A:  Organization and Business

Sotheby's Holdings, Inc. (together with its subsidiaries, the "Company") conducts auctions and private sales of fine art, jewelry and decorative art. Auction activities occur primarily in New York and London, but are also conducted elsewhere in North America, Europe and Asia. In addition, the Company is engaged in art-related financing activities and in marketing and brokering luxury real estate.

Note B:  Summary of Significant Accounting Policies

Principles of Consolidation The Consolidated Financial Statements include the accounts of Sotheby's Holdings, Inc. and its wholly-owned subsidiaries. The Company's investment in Acquavella Modern Art ("AMA") is accounted for under the equity method.

Revenue Recognition Auction and related revenue is generally recognized at the date of sale less estimates for allowances. Subscription revenue from auction catalogues is recognized over the twelve-month period of the subscription from the date of receipt of the proceeds. Other revenues consist principally of revenues from financing activities, real estate operations and principal activities. Principal activities include net gains (losses) on sales of inventories, the Company's share of operating results from its investment in AMA, net income (loss) earned from guarantees and provisions for write-downs of inventories to estimated net realizable value. Other revenues are generally recognized at the time service is rendered or revenue is earned by the Company.

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

General and administrative expenses include repairs and maintenance.

Direct Costs of Services Direct costs of services primarily include the costs of obtaining and marketing property for auctions.

Cash Equivalents Cash equivalents are liquid investments comprised primarily of bank and time deposits with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

Financial Instruments The carrying amounts of cash and cash equivalents, accounts receivable, short-term borrowings, due to consignors, accounts payable and accrued liabilities and commercial paper are a reasonable estimate of their fair value. The fair value of notes receivable is estimated using the current interest rates at which similar loans would be made to borrowers for the same remaining maturities.

Inventory Inventory consists of objects obtained incidental to the auction process as well as for investment purposes. Inventory is valued at the lower of cost or management's estimate of net realizable value.

Intangible Assets Intangible assets include goodwill, lease rights and subscriber lists. Goodwill is being amortized over forty years. The amounts assigned to other intangible assets are amortized on a straight-line basis over estimated useful lives not to exceed twenty-five years.

Earnings Per Share Earnings per share is based on the weighted average number of outstanding shares of common stock and common stock equivalents (stock options). The weighted average number of shares for the earnings per share computation were as follows: 1996-56,446,104; 1995-56,424,467; and
1994-56,158,933. Fully diluted earnings per share, assuming the maximum dilutive effect of stock options, has not been presented because the effects are not material. The weighted average number of shares for the fully diluted earnings per share computations were as follows: 1996-56,515,496; 1995-56, 446,638; and 1994-56,158,933.

Foreign Currency Translation Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Income statement amounts are translated using weighted average monthly exchange rates during the year. Gains and losses resulting from translating foreign currency financial statements are accumulated in a separate component of shareholders' equity until the subsidiary is sold or substantially liquidated.

Stock-Based Compensation Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion
(APB) No. 25, "Accounting for Stock Issued to Employees." Accordingly, proforma net income and earnings per share information has been presented in Note K as required under SFAS No. 123.

Impairment of Long-Lived Assets Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. The effect of adoption of this standard did not have a material effect on the Company's financial statements.

Reclassifications Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

Use of Estimates The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                            Sotheby's Holdings, Inc. and Subsidiaries    page 31

Note C: Geographic Data

In the following table North America includes the United States ("U.S.") and Canada; Europe includes the United Kingdom ("U.K.") and continental Europe; and Asia primarily includes operations in Hong Kong, Taiwan, Japan and Australia.

                                                         Year ended December 31
(Thousands of dollars)                       1996           1995           1994
--------------------------------------------------------------------------------
Revenues

North America                           $ 172,864      $ 153,900      $ 133,770
Europe                                    148,179        147,324        115,622
Asia                                       15,453         11,656         10,271
                                        ---------      ---------      ---------
Total                                   $ 336,496      $ 312,880      $ 259,663
                                        =========      =========      =========
--------------------------------------------------------------------------------
Operating Income (Loss)

North America                           $  51,238      $  39,699      $  31,408
Europe                                     29,384         26,476         10,096
Asia                                         (870)        (2,809)        (1,679)
Corporate                                 (11,544)        (6,525)        (6,792)
                                        ---------      ---------      ---------
Total                                   $  68,208      $  56,841      $  33,033
                                        =========      =========      =========
--------------------------------------------------------------------------------
Identifiable Assets

North America                           $ 322,962      $ 311,934      $ 326,975
Europe                                    314,656        263,916        205,859
Asia                                       18,480         24,254         24,250
                                        ---------      ---------      ---------
Total                                   $ 656,098      $ 600,104      $ 557,084
                                        =========      =========      =========

Note D: Accounts and Notes Receivable
Accounts and notes receivable consist of the following:

                                                              As at December 31
(Thousands of dollars)                                      1996           1995
--------------------------------------------------------------------------------
Accounts and other receivables                         $ 271,245      $ 246,151
Allowance for doubtful accounts                           (7,655)        (9,526)
                                                       ---------      ---------
                                                         263,590        236,625
                                                       ---------      ---------
Notes receivable                                         153,680        144,229
Allowance for doubtful accounts                           (2,501)        (3,052)
                                                       ---------      ---------
                                                         151,179        141,177
                                                       ---------      ---------
Total                                                  $ 414,769      $ 377,802
                                                       =========      =========


page 32   Sotheby's Holdings, Inc. and Subsidiaries

Accounts receivable included $1.2 million and $1.6 million at December 31, 1996 and 1995, respectively, relating to the purchase of art objects at auction by employees, officers, directors and other related parties.

Under the standard terms and conditions of the Company's auction sales, the Company is not obligated to pay consignors if it has not been paid by the purchaser. If the purchaser defaults on payment, the Company has the right to cancel the sale and return the property to the owner, re-offer the property at auction or negotiate a private sale.

In certain situations, when the purchaser takes possession of the property before payment is made, the Company is liable to the seller for the net sale proceeds. As of December 31, 1996 and 1995, accounts receivable included approximately $120.3 million and $90.6 million, respectively, of such sales. As of February 28, 1997, $85.4 million of the amount outstanding at December 31, 1996 had been paid. Amounts outstanding at December 31, 1995 which remained outstanding at December 31, 1996 totaled $0.4 million. Management believes that adequate allowances have been established to provide for potential losses on these amounts.

The average interest rates charged on notes receivables were 9.1% and 9.2% at December 31, 1996 and 1995, respectively. The estimated fair value of notes receivable was $152.4 million and $140.1 million at December 31, 1996 and 1995, respectively.

Approximately 27% of the Company's loan portfolio at December 31, 1996 was extended to one borrower. The Company's general policy in relation to secured loans is to lend an amount which is equal to or less than 50% of the low estimated auction value of the collateral ("loan to value ratio"). The loan to value ratio for this secured loan was 63% at December 31, 1996. No other individual loan amounted to more than 5% of total assets. At December 31, 1996, approximately 39% of the estimated value of collateral securing the Company's notes receivable was Impressionist and Modern art.

Effective January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Adoption of this standard did not have a material impact on the Company's financial statements. Interest income on impaired loans is recognized to the extent cash is received. Where there is doubt regarding the ultimate collectibility of principal for impaired loans, cash receipts, whether designated as principal or interest, are thereafter applied to reduce the recorded investment in the loan.

Following are the changes in the allowance for credit losses relating to notes receivable for the twelve months ended December 31, 1996 and 1995:

                                                         Year ended December 31
(Thousands of dollars)                                     1996            1995
--------------------------------------------------------------------------------
Allowance for credit losses at
  December 31, 1995 and 1994                            $ 3,052         $ 2,368
Provisions                                                  604           1,228
Writeoffs                                                (1,201)            (96)
Other                                                        46            (448)
                                                        -------         -------
Allowance for credit losses at
  December 31, 1996 and 1995                            $ 2,501         $ 3,052
                                                        =======         =======

Note E: Inventory

Inventory consists principally of objects obtained incidental to the auction process primarily as a result of honoring authenticity claims of purchasers, purchasers defaulting on accounts receivable after the consignor has been paid and purchasing property at the minimum price guaranteed by the Company.

The inventory and related allowances to adjust the cost of inventory to management's estimated net realizable value are as follows:

                                                              As at December 31
(Thousands of dollars)                                    1996             1995
--------------------------------------------------------------------------------
Inventory, at cost                                    $ 31,600         $ 43,810
Net realizable value allowances                        (16,799)         (21,012)
                                                      --------         --------
Total                                                 $ 14,801         $ 22,798
                                                      ========         ========

Note F: Investment in Partnership

On May 23, 1990, the Company purchased the common stock of the Pierre Matisse Gallery Corporation ("Matisse") for approximately $153 million. The assets of Matisse consisted of a collection of fine art (the "Matisse inventory"). Upon consummation of the purchase, the Company contributed the Matisse inventory to AMA and entered into the AMA partnership agreement with Acquavella Contemporary Art, Inc. to sell the Matisse inventory. The Company accounts for its investment in AMA under the equity method of accounting in the Consolidated Financial Statements, including its share of AMA's operating results in other revenue. The total net assets of the partnership consist principally of the inventory described above. The Company reflects its 50% interest in the net assets of the partnership as investment in partnership in the Consolidated Balance Sheets, which totaled $35.8 million and $38.8 million at December 31, 1996 and 1995, respectively.


                            Sotheby's Holdings, Inc. and Subsidiaries    page 33

To the extent that the partnership requires working capital, the Company has agreed to lend the same to the partnership. As of December 31, 1996, no such amounts were outstanding.

Note G: Properties

Properties consist of the following:

                                                              As at December 31
(Thousands of dollars)                                     1996            1995
--------------------------------------------------------------------------------
Land                                                  $     170       $     170
Building and building
  improvements                                           39,264          33,309
Leaseholds and leasehold
  improvements                                           39,849          38,123
Furniture, fixtures and equipment                        49,702          52,247
Other                                                     5,574           5,369
                                                      ---------       ---------
                                                        134,559         129,218
                                                      ---------       ---------
Less: Accumulated depreciation                          (63,983)        (63,898)
                                                      ---------       ---------
Total                                                 $  70,576       $  65,320
                                                      =========       =========

Note H: Credit Arrangements

Short-term borrowings consist of the following:

                                                              As at December 31
(Thousands of dollars)                                     1996            1995
--------------------------------------------------------------------------------
Bank lines of credit                                      $3,200          $5,816
Other short-term obligations                                  11            --
                                                          ------          ------
Total                                                     $3,211          $5,816
                                                          ======          ======

Bank Lines of Credit At December 31, 1996 and 1995, $3.2 million and $5.8 million, respectively, were outstanding under lines of credit at weighted average annual interest rates of 7.39% and 4.58%, respectively.

Commercial Paper The Company may issue up to $200 million in notes under its U.S. commercial paper program. At December 31, 1996 no commercial paper borrowings were outstanding. At December 31, 1995, commercial paper borrowings amounting to $38.0 million were classified on the Consolidated Balance Sheets as a long-term liability based on the Company's ability to maintain or refinance these obligations on a long-term basis. The notes do not bear interest but are issued at a discount, which is negotiated by the Company and purchaser prior to each issuance. The weighted average annual interest rate on notes outstanding at December 31, 1995 was 6.06% with an average maturity of 27.5 days.

Bank Credit Facilities On July 11, 1996, the Company entered into a $300 million Bank Credit Agreement (the "Credit Agreement"). The Credit Agreement represents an amendment and restatement of the Company's former $300 million credit agreement which was executed in August 1994. Borrowings under the Credit Agreement are permitted through July 11, 2001 in either U.S. dollars or U.K. pounds sterling. Under the terms of the Credit Agreement, interest is calculated based on the London Interbank Offering Rate ("LIBOR"). A facility fee of 0.10% per annum is charged on the amount of the commitment. Commitment fees totaled $0.4 million and $0.5 million for the years ended December 31, 1996 and 1995, respectively. The Credit Agreement contains certain financial covenants. Under these covenants, the Company is permitted to pay dividends, however, the Company is required to maintain consolidated tangible net worth, as defined, of at least $150 million. At December 31, 1996, consolidated tangible net worth, as defined, was $235.6 million.

Prior to August 1994, the Company had an aggregate of $175 million available under various bank credit facilities. Borrowings under these facilities were based on one of several interest rates, at the option of the Company. Commitment fees on the unused portion of the facilities totaled $0.4 million for the year ended December 31, 1994.

Interest paid on borrowings totaled $2.7 million, $4.5 million and $4.1 million in the years ended December 31, 1996, 1995 and 1994, respectively.


page 34   Sotheby's Holdings, Inc. and Subsidiaries

Note I: Income Taxes
                                                         Year ended December 31
(Thousands of dollars)                       1996           1995           1994
--------------------------------------------------------------------------------
Income Before Taxes

Domestic                                 $ 31,595       $ 28,235       $ 19,880
Foreign                                    36,649         26,068         13,885
                                         --------       --------       --------
Total                                    $ 68,244       $ 54,303       $ 33,765
                                         ========       ========       ========
--------------------------------------------------------------------------------
Income Taxes Current

Federal                                  $ 11,241       $  5,890       $  5,401
State and local                             5,067          4,611          3,090
Foreign                                    10,519         10,223          7,226
                                         --------       --------       --------
                                           26,827         20,724         15,717
--------------------------------------------------------------------------------
Income Taxes Deferred

Federal                                    (2,299)          (932)        (1,070)
Foreign                                     2,770          1,929         (1,141)
                                         --------       --------       --------
                                              471            997         (2,211)
                                         --------       --------       --------
Total                                    $ 27,298       $ 21,721       $ 13,506
                                         ========       ========       ========

As required by SFAS No.109, the components of deferred income tax assets and liabilities are disclosed below:

                                                              As at December 31
(Thousands of dollars)                                       1996          1995
--------------------------------------------------------------------------------
Current Deferred Tax Assets

Asset provisions and accrued liabilities                 $  4,655       $  8,434
                                                         ========       ========
--------------------------------------------------------------------------------
Non-Current Deferred Tax Liabilities

Basis difference in partnership assets                   $ 13,075       $ 13,570
Depreciation                                                 (582)         2,231
                                                         --------       --------

Total                                                    $ 12,493       $ 15,801
                                                         ========       ========

The effective tax rate varied from the statutory rate as follows:

                                                         Year ended December 31
                                                         1996     1995     1994
--------------------------------------------------------------------------------
Statutory federal income tax rate                        35.0%    35.0%    35.0%
State and local taxes, net of federal tax benefit         4.8      5.5      6.0
Foreign taxes at rates greater than U.S. rates            0.7      3.6      3.6
Taxable foreign source income                             0.0      1.5     (0.9)
Other                                                    (0.5)    (5.6)    (3.7)
                                                         ----     ----     ----
Effective income tax rate                                40.0%    40.0%    40.0%
                                                         ====     ====     ====


                            Sotheby's Holdings, Inc. and Subsidiaries    page 35

Undistributed earnings of foreign subsidiaries included in consolidated retained earnings at December 31, 1996 and 1995 amounted to $25.0 million and $18.2 million, respectively. Such amounts are considered to be reinvested indefinitely or will be distributed from income that would not incur a significant tax consequence and, therefore, no provision has been made for taxes that would be payable upon distribution of these earnings.

Total income tax payments, net of refunds, during 1996, 1995 and 1994 were $12.7 million, $12.3 million and $4.7 million, respectively.

Note J: Lease Commitments

The Company conducts its business on premises leased in various locations under long-term operating leases expiring through 2060. Net rental payments under operating leases amounted to $11.9 million, $12.0 million and $11.3 million, respectively, for the years ended December 31, 1996, 1995 and 1994.

Properties under capital leases, which relate primarily to computer and office equipment, are not material. Future minimum lease payments under noncancelable operating leases in effect at December 31, 1996 are as follows:

(Thousands of dollars)
--------------------------------------------------------------------------------
1997                                                                   $  11,326
1998                                                                      11,753
1999                                                                      10,662
2000                                                                      10,424
2001                                                                       9,368
Thereafter                                                                60,585
                                                                       ---------
Total future minimum lease payments                                    $ 114,118
                                                                       =========

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

     (II) Advisors will lend funds and provide certain guarantees, including guarantees that may be required by any construction lender in order to provide the necessary resources for the development of the New Tower; and

     (III) York will indemnify Advisors against liabilities arising from the construction of the New Tower and any guarantees given by Advisors.

The investment of Sotheby's, Inc. in the development of the New Tower totaled $4.3 million at December 31, 1996. If the New Tower is developed, under the agreement with Advisors, Sotheby's, Inc. will either acquire a condominium to be composed of the existing building and the first floor of the New Tower (the "Condominium") for $1.00 or lease the Condominium from York for $1.00 per year under a long-term lease. In addition, York is entitled to receive 10% of the first $15.0 million of the cash profits (as defined) plus 25% of any cash profits in excess of $15.0 million from the development of the New Tower. Advisors will receive the remainder of the cash profits from the development of the New Tower. If construction does not begin on or before September 30, 1997, Advisors' arrangements with Sotheby's Inc. and York will terminate.

Note K: Shareholders' Equity

Common Stock and Public Offering Effective May 13, 1988, 11,006,214 shares of Class A Limited Voting Common Stock ("Class A Common Stock") were sold in an initial public offering by the Company's shareholders. Effective June 30, 1992, an additional 11,000,000 shares of Class A Common Stock were sold in a secondary public offering by certain of the Company's shareholders. The Class A Common Stock is traded on stock exchanges in both the U.S. and the U.K.

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. Both classes of common stock share equally in cash dividend distributions.

Preferred Stock In addition to Class A and B Common Stock outstanding, the Company has the authority to issue 50,000,000 shares of Preferred Stock, no par value. No such shares were issued and outstanding at December 31, 1996 and 1995.

Stock Option Plans At December 31, 1996, the Company has reserved 8,397,000 and 6,000,000 shares of Class B Common Stock for issuance in connection with the 1987 Stock Option Plan and the 1997 Stock Option Plan ("the Plan"), respectively. The Plan succeeded the 1987 Stock Option Plan.

Pursuant to both stock option plans, options are granted with an exercise price equal to or greater than fair market value at the date of grant. Pursuant to the 1987 Stock Option Plan, options granted through September 1992 vest and become exercisable ratably during each of the fourth, fifth and sixth years after the date of grant. For options granted subsequent to September 1992 and through December 31, 1996, pursuant to the 1987 Stock Option Plan, and for options granted subsequent to January 1997, pursuant to the Plan, options vest and become exercisable ratably in each of the second, third, fourth, fifth and sixth years after the date of grant (except in the U.K. where options vest three-fifths in the fourth year and one-fifth in each of the fifth and sixth years after the date of grant). The options are exercisable into shares of Class B Common Stock, which are authorized but unissued shares. The shares of Class B Common Stock issued upon exercise are convertible into an equivalent number of shares of Class A Common Stock.


page 36   Sotheby's Holdings, Inc. and Subsidiaries

At December 31, 1996 and 1995, there were outstanding options under the 1987 Stock Option Plan for the purchase of 5,775,084 and 6,296,565 shares, respectively, at prices ranging from $1.50 to $22.62 per share. Stock option transactions during 1996, 1995 and 1994 are summarized as follows (shares in thousands):

                                                                    Options outstanding
---------------------------------------------------------------------------------------
                                       Shares
                                     reserved
                                 for issuance                                  Weighted
                               under the plan    Shares           Prices  average price
---------------------------------------------------------------------------------------
Initial grant September 1, 1987        12,507     7,628     $       1.50        $  1.50
---------------------------------------------------------------------------------------
Balance at December 31, 1993           10,039     5,230     $ 1.50-22.62        $ 10.84
  Options granted                                   933     $12.25-18.00        $ 16.28
  Options canceled                                 (320)    $ 1.50-16.50        $ 13.16
  Options exercised                      (328)     (328)    $ 1.50-15.50        $  6.88
---------------------------------------------------------------------------------------
Balance at December 31, 1994            9,711     5,515     $ 1.50-22.62        $ 11.86
  Options granted                                 1,217     $10.87-14.12        $ 11.03
  Options canceled                                 (214)    $10.87-16.50        $ 13.15
  Options exercised                      (221)     (221)    $ 1.50-13.37        $  6.78
---------------------------------------------------------------------------------------
Balance at December 31, 1995            9,490     6,297     $ 1.50-22.62        $ 11.83
  Options granted                                   754     $14.00-17.00        $ 15.13
  Options canceled                                 (183)    $10.87-20.87        $ 13.65
  Options exercised                    (1,093)   (1,093)    $ 1.50-16.50        $  8.34
---------------------------------------------------------------------------------------
Balance at December 31, 1996            8,397     5,775     $ 1.50-22.62        $ 12.86
                                       ------    ------     ------------        -------

The following table summarizes information about options outstanding at December 31, 1996 (shares in thousands):

                                        Options outstanding         Options exercisable
                    ---------------------------------------  --------------------------
                                    Weighted
                                     average
                                   remaining
                    Outstanding  contractual       Weighted  Exercisable       Weighted
Range of prices     at 12/31/96         life  average price  at 12/31/96  average price
---------------------------------------------------------------------------------------
$1.50-3.50                  286    0.7 years      $    1.53          286      $    1.53
$10.63-12.75              1,953    6.3 years      $   11.48          808      $   11.93
$13.00-14.75              2,468    6.5 years      $   13.64        1,131      $   13.34
$15.75-17.00                998    7.7 years      $   16.40          230      $   16.50
$18.00-22.62                 70    4.9 years      $   19.89           44      $   21.01
                          -----                                    -----      ---------
                          5,775                                    2,499      $   11.96
                          =====                                    =====      =========

The weighted average fair value per share of options granted during the years ended December 31, 1996 and 1995 was $5.52 and $4.01, respectively. At December 31, 1995, 2,593,235 options were exercisable at a weighted average exercise price of $9.99.

In February 1997, the Company approved an additional aggregate grant of 762,850 options pursuant to the Plan.

Performance Share Purchase Plan At December 31, 1996, the Company had reserved 2,000,000 shares of Class B Common Stock for issuance in connection with the Performance Share Purchase Plan (the "Performance Plan"). At December 31, 1996, 215,000 options were granted under the Performance Plan, at an exercise price of $3.69 per option. The Company recognized compensation expense of $0.5 million in 1996 relating to the Performance Plan. Pursuant to the Performance Plan, options are granted with an exercise price equal to at least 25% of the fair market value of the Class B Common Stock at the date of grant.

Options granted under the Performance Plan will be exercisable upon the fulfillment of certain performance criteria, based on the Company's earnings per share or return on equity, or both, as determined by the Audit and Compensation Committee of the Board of Directors, as well as fulfillment of time vesting requirements. The options, which generally have a three-year performance period, time vest, regardless of achieving performance criteria, in one third increments on each of the third, fourth and fifth anniversaries of the date of grant. If the performance goal has been achieved at the time these options begin time vesting, the options will become exercisable when the time vesting requirement is met. If the performance goal has not been achieved by the end of the performance period, the options will not become exercisable upon vesting. Rather, the designated performance goal will automatically be adjusted and the performance period will be extended one year. Upon achievement of the adjusted performance goal, the options will be exercisable to the extent that they have time vested. If the adjusted performance goal


                            Sotheby's Holdings, Inc. and Subsidiaries    page 37
is not achieved by the end of the seventh year after the date of grant, the options will expire. During the term of each Performance Plan option, the option accrues dividend equivalents which are payable to the option holder when the option becomes exercisable.

The weighted average fair value per share of options granted during 1996 was $10.33.

In February 1997, the Company approved an additional aggregate grant of 271,500 options pursuant to the Performance Plan.

Pro Forma Disclosure of the Compensation Cost for Stock Option Plans Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted under SFAS No. 123, the Company has elected to continue to measure stock-based compensation using the intrinsic value approach under APB Opinion No. 25, the former standard. If the former standard for measurement is elected, SFAS No. 123 requires supplemental disclosure to show the effects of using the new measurement criteria.

Had compensation cost for the Plan and the Performance Plan been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                          Year ended December 31
                                                                1996        1995
--------------------------------------------------------------------------------
Net income--as reported                                     $ 40,946    $ 32,582
Net income--pro forma                                       $ 39,345    $ 31,460
Earnings per share--as reported                             $   0.73    $   0.58
Earnings per share--pro forma                               $   0.70    $   0.56

The proforma information reflected above may not be representative of the amounts to be expected in future years as the fair value method of accounting contained in SFAS No. 123 had not been applied to options granted prior to January 1995.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for all grants: dividend yield of 2.1%; expected volatility of 30%; risk-free rate of return of 6%; and expected life of 7.5 years. The compensation cost generated by the Black-Scholes model may not be indicative of the future benefit received by the option holder.

Director Stock Ownership Plan At December 31, 1996, the Company has reserved 50,000 shares of Class A Common Stock for issuance in connection with the Director Stock Ownership Plan. During 1996, 4,500 shares were issued to non-employee directors under this Plan.

Stock Repurchase Programs In June of 1996, the Company authorized an increase in the number of shares of its outstanding Class A Common Stock to be acquired under the November 30, 1995 stock repurchase program from 1 million shares to 4 million shares. As of December 31, 1996, 1.3 million shares had been repurchased under this program.

Note L: Pension Arrangements

The Company has a U.S. defined contribution plan that covers employees after 90 days of service. The Company contributes 2% of each participant's compensation to the plan. In addition, participants may elect to contribute between 2% and 12% of their compensation, up to the maximum amount allowable under IRS regulations, on a pre-tax basis. Effective May 1, 1996, employee savings are matched by a Company contribution of up to an additional 6% of the participant's compensation. Prior to May 1, 1996, the Company matched employee savings up to an additional 3% of the participant's compensation. The Company's contributions amounted to $2.0 million, $1.7 million and $1.5 million for the years ended December 31, 1996, 1995 and 1994, respectively.

The Company also has a defined benefit pension plan covering substantially all employees in the U.K. Contributions to this plan are funded annually.

The components of the net pension expense for the U.K. pension plan are as follows:

                                                         Year ended December 31
(Thousands of dollars)                         1996          1995          1994
--------------------------------------------------------------------------------
Service cost                               $  3,229      $  2,874      $  3,031
Interest cost on projected
  benefit obligations                         5,854         5,169         4,837
Actual return on
  plan assets                               (17,346)      (11,622)       (2,485)
Net amortization
  and deferral                                7,552         3,664        (4,417)
                                           --------      --------      --------
Net pension expense
  (benefit)                                $   (711)     $     85      $    966
                                           ========      ========      ========

The funded status of the U.K. plan is as follows:

                                                              As at December 31
                                                           1996            1995
--------------------------------------------------------------------------------
Accumulated vested benefit
  obligations                                         $  80,892       $  64,653
Effect of future salary increases                         5,831           5,049
                                                      ---------       ---------
Total projected benefit obligations                      86,723          69,702
                                                      ---------       ---------
Plan assets at fair market value,
  primarily stocks and bonds                            122,355          95,452
                                                      ---------       ---------
Excess of plan assets over
  projected benefit obligations                          35,632          25,750
Unrecognized net transition asset                        (3,070)         (3,249)
Unrecognized prior service cost                           3,057           3,046
Unrecognized net gain                                   (30,589)        (22,351)
                                                      ---------       ---------
Prepaid pension cost recognized in
  consolidated balance sheet                          $   5,030       $   3,196
                                                      =========       =========


page 38   Sotheby's Holdings, Inc. and Subsidiaries

The weighted-average discount rate used in determining actuarial values for the U.K. pension plan was 8.0% in 1996 and 1995; the increase in future compensation levels was 7.0% in 1996 and 1995; and the expected weighted-average long-term rate of return on plan assets was 9.0% in 1996 and 1995.

Note M: Related Party Transactions

Effective in 1995, members of the Board of Directors, the Advisory Board and employees are charged a 2% seller's commission on property sold at auction for their benefit; prior to 1995, no seller's commission was charged. Due to consignors included $0.4 million at December 31, 1995 relating to the sale of art objects at auction by employees, officers, directors and other related parties. In addition, prior to December 1995, the Company had a loan program whereby the Company would directly lend money to certain officers and staff for a term of 15 years to purchase a residence under notes bearing interest at an annual rate equal to 1 to 2 percentage points below the prime rate. Outstanding direct loans amounted to $0.6 million at December 31, 1996. In December 1995, the majority of the loans under this program were refinanced and replaced by a bank loan program providing comparable loan terms and interest rates. All repayment obligations under this bank loan program are guaranteed by the Company. This program is available to employees at the Chief Executive Officer's discretion. For loans under this program exceeding $0.4 million, the approval of either the Audit and Compensation Committee or Executive Committee of the Board of Directors is required. All loans are repayable when an employee leaves the Company. The amount of guarantees outstanding was $6.2 million and $4.3 million at December 31, 1996 and 1995, respectively. See Notes D, J and N for additional related party disclosure.

Note N: Commitments and Contingencies

Legal Actions The Company, in the normal course of business, is a defendant in various legal actions.

Lending and Other Contingencies In conjunction with the client loan program, the Company enters into legally binding arrangements to lend, on a collateralized basis, to potential consignors and other individuals who have collections of fine art or other objects. Unfunded commitments to extend additional credit were approximately $18.6 million and $13.6 million at December 31, 1996 and 1995, respectively.

The Company has a bank loan guarantee program available to certain employees at the Chief Executive Officer's discretion whereby the employee borrows directly from a bank on a demand note basis and pays an annual interest rate equal to the prime rate. All of the repayment obligations of the employee are guaranteed by the Company and repayable when an employee leaves the Company. These obligations totaled $1.4 million at December 31, 1996. In the U.K., the Company has guaranteed a portion of an employee mortgage loan. The amount of the guarantee was $0.3 million at December 31, 1996.

On certain occasions, the Company will guarantee to the consignor a minimum price in connection with the sale of property at auction. The Company must perform under its guarantee only in the event that (a) the property fails to sell at auction and the consignor prefers to be paid the minimum price rather than retain ownership of the unsold property, resulting in the Company's purchase of the property at the minimum price; or (b) the property sells for less than the minimum price and the Company must pay the difference between the sale price at auction and the amount of the guarantee. At December 31, 1996 and February 28, 1997, the Company had outstanding guarantees totaling approximately $6.4 million and $14.2 million, respectively, which cover auction property having a mid-estimate sales price of approximately $10.0 million and $19.1 million, respectively. Under the guarantees, the Company participates in a share of the proceeds if the property under guarantee sells above a minimum price.

In early 1997, a television program aired in the U.K. and a related book was published, both of which contain certain allegations of improper or illegal conduct by current and former employees of the Company. In response to these allegations, the Board of Directors, in February 1997, established a committee of independent directors to review the issues raised by the book and related matters. The Independent Review Committee has retained outside independent counsel in the U.S. and the U.K. to assist and advise the Committee in its review. The Company's management is conducting its own internal review. Due to the preliminary nature of these investigations, it is not possible at this time to estimate the impact of any of the alleged activities or the expenses associated with these investigations on the Company's financial condition and results of operations.

Except for the matters referred to in the preceding paragraph, in the opinion of management, the commitments and contingencies described above currently are not expected to have a material adverse effect on the Company's financial statements.

Note O: Derivative Contracts

The Company enters into forward exchange contracts to hedge foreign currency transactions. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset gains and losses on the assets or transactions being hedged. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to forward exchange contracts, but the Company does not expect any counterparties to fail to meet their obligations given their high-credit ratings. Gains and losses on contracts to hedge identifiable foreign currency commitments are recognized in income and offset the foreign exchange gains and losses on the underlying transactions. Premium or discount on forward contracts is amortized over the life of the contract.

At December 31, 1996, the Company's outstanding foreign currency forward contract was not material.


                            Sotheby's Holdings, Inc. and Subsidiaries    page 39

Note P: Quarterly Results (Unaudited)

(Thousands of dollars,
except per share data)                  First      Second      Third      Fourth
--------------------------------------------------------------------------------
1996

Auction sales                       $ 155,035   $ 630,981  $ 148,606   $ 664,973
                                    ---------   ---------  ---------   ---------
Auction and related revenues        $  33,762   $ 115,784  $  30,335   $ 120,591
Other revenues                          7,034       8,814      7,884      12,292
                                    ---------   ---------  ---------   ---------
Total revenues                         40,796     124,598     38,219     132,883
                                    ---------   ---------  ---------   ---------
Operating income (loss)               (13,910)     47,805    (15,914)     50,227
Net Income (Loss)                   $  (8,157)  $  28,570  $  (9,555)  $  30,088
Earnings (Loss) Per Share           $   (0.15)  $    0.50  $   (0.17)  $    0.52
                                    ---------   ---------  ---------   ---------

(Thousands of dollars,
except per share data)                  First      Second      Third      Fourth
--------------------------------------------------------------------------------
1995

Auction sales                       $ 175,681   $ 655,799  $ 123,574   $ 710,324
                                    ---------   ---------  ---------   ---------
Auction and related revenues        $  35,551   $ 100,940  $  27,849   $ 119,711
Other revenues                          6,903       7,613      7,640       6,673
                                    ---------   ---------  ---------   ---------
Total revenues                         42,454     108,553     35,489     126,384
                                    ---------   ---------  ---------   ---------
Operating income (loss)               (11,630)     40,731    (18,738)     46,478
Net Income (Loss)                   $  (6,954)  $  23,669  $ (11,662)  $  27,529
Earnings (Loss) Per Share           $   (0.12)  $    0.42  $   (0.21)  $    0.48
                                    ---------   ---------  ---------   ---------


page 40   Sotheby's Holdings, Inc. and Subsidiaries

Independent Auditors' Report

To the Directors and Shareholders of Sotheby's Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Sotheby's Holdings, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sotheby's Holdings, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
New York, New York
February 28, 1997

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


/s/ Diana D. Brooks

Diana D. Brooks
President and
Chief Executive Officer


/s/ William S. Sheridan

William S. Sheridan
Senior Vice President and
Chief Financial Officer


/s/ Patricia Carberry

Patricia Carberry
Vice President, Controller and
Chief Accounting Officer

Audit and Compensation

Committee Chairman's Letter

The Audit and Compensation Committee (the "Committee") of the Board of Directors consisted of four independent directors. Information as to these persons, as well as the scope of duties of the Committee, is provided in the Proxy Statement. During 1996, the Committee met five times and reviewed with Deloitte & Touche LLP, the Director of the Internal Audit Department and management the various audit activities and plans, together with the results of selected internal audits. The Committee also reviewed the reporting of consolidated financial results and the adequacy of internal controls. The Committee recommended the appointment of Deloitte & Touche LLP as independent public accountants and considered factors related to their independence. Deloitte & Touche LLP and the Director of the Internal Audit Department met privately with the Committee on occasion to encourage confidential discussion as to any auditing matters.


/s/ Max M. Fisher

Max M. Fisher
Chairman,
Audit and Compensation Committee


                            Sotheby's Holdings, Inc. and Subsidiaries    page 41

Sotheby's Holdings, Inc.

Board of Directors

A. Alfred Taubman,
Chairman

Max M. Fisher,
Vice Chairman

Lord Camoys,
Deputy Chairman

The Marquess of Hartington,
Deputy Chairman

Diana D. Brooks,
President and
Chief Executive Officer

Honorable Conrad M. Black,
Chairman and Chief Executive Officer,
Hollinger, Inc.

Viscount Michael Blakenham,
Executive Chairman,
Pearson PLC

Kevin A. Bousquette,
Executive Vice President and
Chief Operating Officer

Ambassador Walter
J. P. Curley,
Chairman, The French
American Foundation

The Rt. Hon. The Earl of Gowrie,
Chairman,The Arts Council

Henry R. Kravis,
Founding General Partner,
Kohlberg Kravis Roberts & Co.

Simon de Pury,
Chairman, Sotheby's Europe

Julian Thompson,
Co-Chairman, Sotheby's Asia

Corporate Officers

Diana D. Brooks,
President and Chief
Executive Officer

Kevin A. Bousquette,
Executive Vice President and
Chief Operating Officer

Susan Alexander,
Senior Vice President,
Human Resources

John S. Brittain, Jr.,
Senior Vice President and
Treasurer

F. Paul Cuccia,
Senior Vice President and
Chief Information Officer

Paul Donaher,
Senior Vice President and
Director of Strategic Planning

Suzanne McMillan,
Senior Vice President, Marketing

Diana Phillips,
Senior Vice President,
Public Relations

William S. Sheridan,
Senior Vice President and
Chief Financial Officer

Patricia Carberry,
Vice President, Controller and
Chief Accounting Officer

Rena J. Moulopoulos,
Vice President,
Deputy General Counsel

Jeffrey J. Pierne,
Vice President,
Investor Relations and
Assistant Treasurer

Robert C. Wolcott,
Vice President and
Director of Taxes

Advisory Board

Giovanni Agnelli

Her Royal Highness
The Infanta Pilar de Borbon,
Duchess of Badajoz

Ann Getty

Alexis Gregory

Sir Quo-Wei Lee

John L. Marion

The Rt. Hon. Sir Angus
Ogilvy, K.C.V.O.

Carroll Petrie

Mrs. Charles H. Price

Prof. Dr. Werner Schmalenbach

Baron Hans Heinrich
Thyssen-Bornemisza de Kaszon

Worldwide Locations

Sotheby's
North and South America

United States
Atlanta
Baltimore
Beverly Hills (1)
Boston
Chicago
Dallas
Denver
Fort Worth
Honolulu
Houston
Miami
Minneapolis
New Orleans
New York (1)
North Carolina
Palm Beach
Philadelphia
Puerto Rico
St. Louis
San Francisco
Seattle
Tampa
Virginia
Washington, D.C.

Canada
Toronto (1)
Vancouver
Victoria, B.C.

Argentina
Buenos Aires
Brazil
Rio de Janeiro
Sao Paulo

Mexico
Mexico City
Monterrey

Venezuela
Caracas

Sotheby's Europe

United Kingdom
Cheltenham
Chester
Derbyshire
Devon
Hampshire
Harrogate
Kent
Lincolnshire
London (1)
Norfolk
Suffolk
Sussex (1)
Wiltshire
Yorkshire

Scotland and
Border Counties
Edinburgh
Glasgow
Newcastle-upon-Tyne

Northern Ireland
Newtonards, Co. Down

Ireland
Dublin

Channel Islands
Guernsey, C.I.

Austria
Graz
Klagenfurt
Vienna

Belgium
Brussels

Cyprus
Nicosia

Czech Republic
Prague

Denmark
Copenhagen

Finland
Helsinki

France
Bordeaux
Montpellier
Paris
Strasbourg

Germany
Berlin
Cologne
Frankfurt
Hamburg
Karlsruhe
Lower Saxony
Munich (1)
Stuttgart

Greece

Holland
Amsterdam (1)

Hungary
Budapest

Iceland
Reykjavik

India
Bombay
New Delhi

Israel
Tel Aviv (1)

Italy
Florence
Milan (1)
Rome
Turin

Jordan

Liechtenstein

Luxembourg

Monaco (1)

Norway
Oslo

Portugal
Lisbon

Spain
Barcelona
Madrid (1)

Sweden
Gothenburg
Stockholm (1)

Switzerland
Basel
Geneva (1)
Lugano
Zurich (1)

Syria

Sotheby's Asia

Australia
Melbourne (1)
Sydney (1)

China
Shanghai

Hong Kong (1)

Indonesia
Jakarta

Japan
Tokyo

Korea
Seoul

Malaysia
Kuala Lumpur

Singapore (1)

Taiwan
Taipei (1)

Thailand
Bangkok

(1) 19 Salesrooms
    46 Countries


page 42   Sotheby's Holdings, Inc. and Subsidiaries

Sotheby's Worldwide Management

North and South America
Board of Directors

Diana D. Brooks,
President and
Chief Executive Officer,
Sotheby's Holdings, Inc.

Richard E. Oldenburg,
Chairman,
Sotheby's North and South America

William F. Ruprecht,
Managing Director,
Sotheby's North and South America

Kevin A. Bousquette,
Executive Vice President and
Chief Operating Officer,
Sotheby's Holdings, Inc.

John D. Block,
Executive Vice President,
Head of Jewelry and Precious Objects

C. Hugh Hildesley,
Executive Vice President,
Client Development

Warren P. Weitman, Jr.,
Executive Vice President,
Worldwide Head of
Business Development

Susan Alexander,
Senior Vice President,
Worldwide Head of
Human Resources,
Sotheby's Holdings, Inc.

Suzanne McMillan,
Senior Vice President,
Worldwide Head of Marketing,
Sotheby's Holdings, Inc.

Tobias Meyer,
Senior Vice President,
Worldwide Head of Contemporary Art

Thierry Millerand,
Worldwide Senior Expert,
European Furniture

Diana Phillips,
Senior Vice President,
Worldwide Head of
Public Relations,
Sotheby's Holdings, Inc.

David N. Redden,
Senior Vice President,
Worldwide Head of Books,
Manuscripts and Collectibles

William W. Stahl, Jr.,
Senior Vice President,
Head of Decorative Arts

George Wachter,
Senior Vice President,
Head of Fine Arts

Stuart N. Siegel,
President, Sotheby's
International Realty

Mitchell Zuckerman,
President,
Sotheby's Financial Services

Europe
Board of Directors

Simon de Pury,
Chairman,
Sotheby's Europe

Henry Wyndham,
Chairman,
Sotheby's United Kingdom

George Bailey,
Managing Director,
Sotheby's Europe

Diana D. Brooks,
President and
Chief Executive Officer,
Sotheby's Holdings, Inc.

Kevin A. Bousquette,
Executive Vice President and
Chief Operating Officer,
Sotheby's Holdings, Inc.

Princess de Beauvau Craon,
President,
Sotheby's France

David W. Bennett, F.G.A.,
Senior Director,
Head of Jewelry and
Precious Objects

Melanie Clore,
Senior Director,
Head of Impressionist and
Modern Art

Daniella Luxembourg,
Senior Director,
Deputy Chairman,
Sotheby's Switzerland

Paul J. Mack,
Senior Director,
Head of Furniture

Tobias Meyer,
Senior Vice President,
Worldwide Head of Contemporary Art

James Miller,
Senior Director,
Business Development

Kristen van Riel,
Managing Director,
Sotheby's Paris

James Stourton,
Senior Director,
Head of European
Business Development

Michel Strauss,
Senior Director,
Impressionist and
Modern Art

Simon Taylor,
Senior Director,
Head of Expert Departments

Julian Thompson,
Co-Chairman,
Sotheby's Asia

Asia
Board of Directors

Alice Lam,
Co-Chairman,
Sotheby's Asia

Julian Thompson,
Co-Chairman,
Sotheby's Asia

Diana D. Brooks,
President and
Chief Executive Officer,
Sotheby's Holdings, Inc.

Kevin A. Bousquette,
Executive Vice President and
Chief Operating Officer,
Sotheby's Holdings, Inc.

Robert Bleakley,
Chairman,
Sotheby's Australia

Lisa Hubbard,
Senior Vice President,
Head of Jewelry,
Sotheby's Asia

Colin Mackay,
Senior Director,
Head of Decorative Arts,
Sotheby's London

Justin Miller,
Managing Director,
Sotheby's Australia

Carlton Rochell,
Senior Vice President,
Division Head Asian Arts,
Sotheby's North America

Tetsuji Shibayama,
Managing Director,
Sotheby's Japan

John Tancock,
Senior Vice President,
Impressionist and Modern Art,
Sotheby's North America and Japan

Suzanne Tory,
Operations Director,
Sotheby's Asia

Yarman Vachha,
Finance and Operations Director,
Sotheby's Asia

Patricia Wong,
Director of Business Development,
China and Southeast Asia

Rita Wong,
Chairman,
Sotheby's Taiwan

Sotheby's
Financial Services

Mitchell Zuckerman,
President

Sotheby's
International Realty

Stuart N. Siegel,
President


                            Sotheby's Holdings, Inc. and Subsidiaries    page 43

Shareholders Information

Common Stock Price

The quarterly price ranges and dividends per share of Class A Common Stock in 1996 and 1995 were as follows:

                                                                  Cash dividends
Quarter                         High                   Low             per share
--------------------------------------------------------------------------------
                     1996       1995       1996       1995       1996       1995
                  -------    -------    -------    -------    -------    -------
First             $15 1/4    $12 5/8    $12 3/4    $10 3/8    $  0.08    $  0.06
Second                 15     14 1/4     13 3/4         12       0.08       0.06
Third              16 5/8     14 3/4     13 3/8     12 1/2       0.08       0.06
Fourth             18 3/4     15 3/8     15 1/2     13 1/8       0.08       0.06
                  -------    -------    -------    -------    -------    -------

The Company also has Class B Common Stock convertible on a share-for-share basis into Class A Common Stock. There is no public market for the Class B Common Stock. Cash dividends are payable equally on the Class A and B Common Stock.

The number of holders of record of the Class A Common Stock as of February 28, 1997 was 1,280. The number of holders of record of the Class B Common Stock as of February 28, 1997 was 40.

Administrative Offices
c/o Sotheby's Service Corporation
1334 York Avenue
New York, New York 10021

Transfer Agents
Chase Mellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660
Tel: (800) 851-9677
Tel: (212) 613-7427

The Royal Bank of Scotland plc
Registrar's Department
P.O. Box 82
Caxton House, Redcliffe Way
Bristol BS99 7NH England
Tel: 011 441 79 30 6666

Common Stock Information

Sotheby's Holdings, Inc. Class A Common Stock is listed on the New York Stock Exchange (symbol: BID) and the London Stock Exchange.

Annual Meeting
The Annual Meeting of Shareholders will be held on Tuesday, April 29, 1997 at 10:00 a.m. at
Sotheby's
34-35 New Bond Street
London

Form 10-K and Shareholder Information

The 1996 Form 10-K filed with the Securities and Exchange Commission and other investor information may be obtained by writing to:

Investor Relations
Sotheby's
1334 York Avenue
New York, New York 10021
Tel: (212) 606-7507

U.K. Corporate Secretary's Office
Sotheby's
34-35 New Bond Street
London W1A 2AA
Tel: 011 441 71 408 5257

Certified Public Accountants
Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281


page 44   Sotheby's Holdings, Inc. and Subsidiaries

Copyrights
--------------------------------------------------------------------------------
Page 11:

The Bust of Benjamin Franklin by Jean-Antoine
Houdon: The Philadelphia Museum of Art. Purchased with a major grant from The Barra Foundation, Inc., the Henry P. McIlhenny Fund in memory of Frances P. McIlhenny, the Walter E. Stait Fund, the Fiske Kimball Fund, and with contributions from the Women's Committee of the Philadelphia Museum of Art and other generous donors to the Fund for Franklin.

Page 11:

Edvard Munch's, Girls on a Bridge:

(C) 1997 The Munch Museum / The Munch-Ellingsen Group / Artist Rights Society
(ARS), New York

Page 14:

Roy Lichtenstein's
Forest Scene:

(C) Roy Lichtenstein

Design and Editorial
--------------------------------------------------------------------------------
Sotheby's,
New York, NY

Photography
--------------------------------------------------------------------------------
Dirk Bakker

Grant Deudney

Sasha Gusov

Leslie Jean-Bart

Philip Perkis

Tim Street-Porter

                                    [PHOTO]

                                   SOTHEBY'S
                                   ---------
                                  Founded 1744