Form 10-K, Exhibit 13
period 1997-12-31
SOTHEBYS HOLDINGS INC
filed 1998-03-25
CIK 823094

                                                                      Exhibit 13


                            BLUEPRINT FOR THE FUTURE

                                       97
                                       --
                                        A
                                       --
                                        R
                                       --

                                       -->

                            SOTHEBY'S HOLDINGS, INC.




                                [GRAPHIC OMITTED]




                                     THEME:
                            BLUEPRINT FOR THE FUTURE

                                       97
                                     ------
                                     ANNUAL
                                     ------
                                     REPORT
                                     ------

                                SOTHEBY'S IS -->

                                    COMPANY:
                            SOTHEBY'S HOLDINGS, INC.

                                [PHOTO OMITTED]

SOTHEBY'S TODAY> AN EXCITING STEP IN OUR BLUEPRINT FOR FUTURE GROWTH IS THE OPENING OF OUR NEW PARIS PREMISES IN THE HISTORIC GALERIE CHARPENTIER.


> Table of Contents

FINANCIAL HIGHLIGHTS  A-10,   SHAREHOLDERS' LETTER  A-12,   FINANCIALS  B-27

                                --> FINE ART -->



                                     THEME:
                            BLUEPRINT FOR THE FUTURE

                                       97
                                     ------
                                     ANNUAL
                                     ------
                                     REPORT
                                     ------

                                    COMPANY:
                            SOTHEBY'S HOLDINGS, INC.


                                PAGE NUMBER: A-1

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
As we lay the ground work for Sotheby's entry into the 21st Century, our blueprint for the future is to expand and renovate our American headquarters.
--------------------------------------------------------------------------------

                               [GRAPHICS OMITTED]

--------------------------------------------------------------------------------
DURING 1997 A NUMBER OF IMPORTANT WORKS IN A BROAD RANGE OF COLLECTING AREAS WERE OFFERED IN OUR SALEROOMS THROUGHOUT THE WORLD, WITH MANY BRINGING RECORD PRICES. THE CHARACTER OF THE YEAR WAS DEFINED BY NEW PRICE LEVELS THAT WERE ACHIEVED FOR THOSE WORKS REPRESENTING THE BEST IN QUALITY AND RARITY. THE FINE ARTS ENJOYED AN EXCELLENT YEAR, INCREASING 25% OVER 1996. IMPRESSIONIST AND MODERN ART AND
--------------------------------------------------------------------------------

                               [GRAPHICS OMITTED]

--------------------------------------------------------------------------------
CONTEMPORARY ART LED THE WAY, BRINGING SOTHEBY'S HIGHEST SALE TOTALS IN EACH FIELD SINCE 1990. OTHER STRONG PERFORMANCES CAME IN OLD MASTER PAINTINGS AND AMERICAN ART, BOTH OF WHICH MADE THE HIGHEST TOTALS IN AUCTION HISTORY AMID SOME OF THE MOST COMPETITIVE BIDDING IN YEARS. LATIN AMERICAN ART CELEBRATED THE 20TH ANNIVERSARY OF ITS FIRST AUCTION AT SOTHEBY'S WITH SOLID RESULTS. THE DECORATIVE ARTS ALSO
--------------------------------------------------------------------------------


                                     AUCTION
                                   ----------
                                   HIGHLIGHTS
                                      -->

                               [GRAPHIC OMITTED]

                               --> DECORATIVE ARTS

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
ENJOYED CONSIDERABLE STRENGTH. AMERICANA IN PARTICULAR CONTINUED ITS RECORD OF RECENT SUCCESSES WITH ANOTHER FINE YEAR. FRENCH FURNITURE AND DECORATIONS, BOOKS AND MANUSCRIPTS AND ASIAN ART, TO NAME A FEW, ALSO HIGHLIGHTED THE YEAR WITH A NUMBER OF MASTERPIECES OF HISTORICAL SIGNIFICANCE BEING OFFERED. SEVERAL HIGH-QUALITY PIECES FROM IMPORTANT PRIVATE COLLECTIONS WERE FEATURED IN OUR AUCTIONS
--------------------------------------------------------------------------------


                                     AUCTION
                                   ----------
                                   HIGHLIGHTS
                                      -->

                               [GRAPHIC OMITTED]

                              --> PRECIOUS OBJECTS

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
OF PRECIOUS OBJECTS. JEWELRY CONTINUES TO BE A MAJOR CATEGORY FOR SOTHEBY'S, AND THROUGHOUT 1997 WE ACHIEVED STRONG RESULTS IN NEW YORK AND GENEVA. OUR EVENING AUCTION OF MAGNIFICENT JEWELRY IN NEW YORK INCLUDED A RECORD PRICE FOR A YELLOW DIAMOND. OUR SILVER AUCTIONS CONTAINED FASCINATING AND UNUSUAL OBJECTS WHICH EVOKED ENTHUSIASTIC BIDDING. THE YEAR ALSO WITNESSED A NUMBER OF INNOVATIVE
--------------------------------------------------------------------------------


                                     AUCTION
                                   ----------
                                   HIGHLIGHTS
                                      -->

                               [GRAPHIC OMITTED]

                                --> SPECIAL SALES

                               [GRAPHICS OMITTED]

--------------------------------------------------------------------------------
THEME AND SPECIAL SALES, EVENTS THAT SOTHEBY'S HAS PIONEERED IN THE AUCTION WORLD. AMONG THESE WERE THE ESTATE OF AMBASSADOR PAMELA HARRIMAN, THE BECK COLLECTION OF ILLUMINATED MANUSCRIPTS, IMPORTANT ANCIENT GLASS FROM THE COLLECTION FORMED BY THE BRITISH RAIL PENSION FUND, THE ESTATE OF LEONARD BERNSTEIN, AS WELL AS OUR SALES OF TURKISH ART, FASHION AND THE HIGHLY UNUSUAL TYRANNOSAURUS REX, "SUE."
--------------------------------------------------------------------------------


                                     AUCTION
                                   ----------
                                   HIGHLIGHTS
                                      -->

> FINANCIAL PERFORMANCE

[The following tables were represented as bar graphs in the printed material]

($ in millions)
                    93     94     95     96     97
                    --     --     --     --     --
REVENUES         249.7  259.7  312.9  336.5  381.8

($ in millions)
                    93     94     95     96     97
                    --     --     --     --     --
EXPENSES         218.9  226.6  256.0  268.3  302.3

Excludes 1997 non-recurring charges of $11.7 million

($ in millions)
                    93     94     95     96     97
                    --     --     --     --     --
NET INCOME        19.3   20.3   32.6   40.9   48.0

Excludes 1997 non-recurring charges of $7.4 million after tax

--------------------------------------------------------------------------------
NEW SHAREHOLDER COMMUNICATION SERVICE > SOTHEBY'S FINANCIAL INFORMATION AND NEWS RELEASES ARE NOW AVAILABLE BY RECORDING, FAX OR THROUGH THE MAIL BY CALLING OUR SHAREHOLDER DIRECT TOLL FREE LINE AT 1.800.700.6321, 24 HOURS A DAY. THIS SERVICE REPLACES OUR TRADITIONAL PRINTED QUARTERLY PRESS RELEASE PROVIDING YOU WITH THE MOST CURRENT AND CONVENIENT ACCESS TO SOTHEBY'S NEWS.
--------------------------------------------------------------------------------

> SHAREHOLDER RETURNS


                           93     94     95     96     97
                           --     --     --     --     --
RETURN ON
SHAREHOLDER'S EQUITY      9.7%  10.4%  15.4%  18.0%  18.9%

Excludes 1997 non-recurring charges of $7.4 million after tax

($ in millions)
                           93     94     95     96     97
                           --     --     --     --     --
CASH RETURNED
TO SHAREHOLDERS          23.2   13.4   17.7   32.0   43.1

($ per share)
                           92     93     94     95     96     97
                           --     --     --     --     --     --
CLOSING STOCK PRICE
As of December 31       12.25  15.38  11.50  14.25  18.63  18.75

                                                                                          Year Ended December 31
(Thousands of dollars, except per share data)              1997         1996        1995        1994        1993
===============================================        ========    =========    ========    ========   =========
STATEMENT OF       Auction and related revenues        $336,559    $ 300,472    $284,051    $233,451   $ 229,886

OPERATIONS         Other revenues                        45,233       36,024      28,829      26,212      19,790
                                                       --------    ---------    --------    --------   ---------
DATA               Total revenues                       381,792      336,496     312,880     259,663     249,676
                                                       --------    ---------    --------    --------   ---------
                   Operating income                      79,459(1)    68,208      56,841      33,033      30,785

                   Net income                          $ 47,979(2) $  40,946    $ 32,582    $ 20,259   $  19,294
                                                       --------    ---------    --------    --------   ---------
                   Diluted earnings per share          $   0.85(2) $    0.73    $   0.58    $   0.36   $    0.35

                                                                                               As at December 31
===============================================        ========    =========    ========    ========   =========
BALANCE SHEET      Net debt (cash)3                    $ 85,526    $(63,675)    $  3,103    $  1,416   $(53,257)
                                                       --------    ---------    --------    --------   ---------
                   Shareholders' equity                $258,268    $ 253,472    $227,482    $211,052   $ 194,632
                                                       ========    =========    ========    ========   =========

[GRAPHIC OMITTED]

(1) Excludes 1997 non-recurring charges of $11.7 million

(2) Excludes 1997 non-recurring charges of $7.4 million after tax

(3) Short-term borrowings and commercial paper less cash and cash equivalents

--------------------------------------------------------------------------------
SOTHEBY'S IS > LOCATED IN 46 COUNTRIES WITH 20 AUCTION CENTERS. IN 1997 WE HELD 544 AUCTIONS WORLDWIDE IN 80 COLLECTING CATEGORIES. WE SOLD APPROXIMATELY 180,000 LOTS WORTH AN AVERAGE LOT PRICE OF $10,200. 80% OF THE TOTAL LOTS SOLD WERE BELOW $5,000. OUR SPECIALIST STAFF NUMBERS APPROXIMATELY 400 AND OUR SPECIALIST DEPARTMENT HEADS HAVE AN AVERAGE OF NEARLY 2O YEARS EXPERIENCE WITH SOTHEBY'S.
--------------------------------------------------------------------------------

($ in millions)

[The following tables were represented as pie charts in the printed material]

GEOGRAPHIC DISTRIBUTION                      DEPARTMENTAL DISTRIBUTION
OF 1997 AUCTION SALES                        OF 1997 AUCTION SALES

[PIE CHART OMITTED]                          [PIE CHART OMITTED]

50% NORTH AMERICA      $919.0                13% JEWELRY

36% UNITED KINGDOM     $654.6                19% IMPRESSIONIST AND MODERN ART


9% CONTINENTAL EUROPE  $173.6                6% OLD MASTERS

5% ASIA                $96.1                 6% CONTEMPORARY

                                             17% OTHER PAINTINGS AND FINE ARTS

                                             7% FURNITURE

                                             25% OTHER DECORATIVE ARTS

                                             7% BOOKS AND OTHER


                                    SECTION:
                              FINANCIAL HIGHLIGHTS

                                       97
                                     ------
                                     ANNUAL
                                     ------
                                     REPORT
                                     ------

                                    COMPANY:
                            SOTHEBY'S HOLDINGS, INC.


                                PAGE NUMBER: A-11

                              >SHAREHOLDERS' LETTER

Today, Sotheby's is a service company preeminent in the fields of art, antiques and other fine objects. In 1997, a year of growth and change for Sotheby's, we achieved the third-highest auction sales in our history and continued a five-year growth trend, which began in 1992, in revenues and net income, before non-recurring charges. The art auction company is at the core of Sotheby's, but we also operate beyond it to capitalize on our equity and to take advantage of market opportunities in related lines of business. We are a continually evolving company, building and enhancing our services while maintaining the highest commitments to our expertise, traditions and culture.

      CLIENT SERVICE > Over the last few years we have worked to become one worldwide company that offers a client the same high level of service in America as in Australia. We also recognize that each office must tailor its approach to the customs and cultures within its marketplace. Quality client service is of paramount importance to us and we have taken important steps this year to ensure that we achieve it on a world-class level across the globe. With the help of outside consultants, we completed a comprehensive review of client service in our two main auction centers of New York and London. Based on that review, we are making some critical changes to the basic service we provide to all of our clients worldwide. We have also created a new framework to handle our most important clients, and we are using new technologies and processes to support this effort.

                                [PHOTO OMITTED]

                              > A. ALFRED TAUBMAN
                                    CHAIRMAN

                               > DIANA D. BROOKS
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER

--------------------------------------------------------------------------------
1997--A YEAR OF
GROWTH AND CHANGE

With our sights clearly set on the new millennium, we have chosen to make the theme for this annual report the "Blueprint for the Future." This theme is particularly appropriate this year with the opening of our new facility in Paris and the announcement of our plans to expand and renovate our American headquarters. After exploring several real estate options, we have decided to remain in our current building in New York, which will require a significant capital commitment. However, this headquarters
--------------------------------------------------------------------------------

       PRUDENT MANAGEMENT OF COSTS > Equally important is our goal to run Sotheby's as prudently as possible. It is our belief that our shareholders should reap the benefit of an organization that closely and conservatively monitors costs while exploring the most suitable expansion opportunities. In today's highly competitive market, it is increasingly challenging to manage costs. While securing the best property for sale is unquestionably important to us, we are also determined to manage costs as responsibly as we can in this environment.

      FINANCIAL HIGHLIGHTS > Amid a strong worldwide economic environment, particularly in the United States, the art market had a very good year. Sotheby's 1997 auction sales of $1.8 billion were the highest since 1990. Our sales growth of 15% for the year was broad-based, demonstrating the overall strength in the art market. Net income for the year, excluding non-recurring charges, was also up a significant 17%, illustrating our ability to leverage the efficiencies of the art auction business. Growth in 1997 earnings was driven primarily by an increase in revenues from our core auction company, which included significant private treaty sales. In addition, other revenues grew by 26%, reflecting the record performance of our Real Estate and Financial Services businesses.

      The strong financial markets, bolstered by a healthy art market, helped our stock price hit $21 per share for the first time in 7 years. Additionally, we returned $43.1 million to shareholders through stock buyback and dividend payments. The Board of Directors and Management feel confident about the strong future of Sotheby's. Our commitment to continued superior performance is confirmed by the high level of board and management ownership of our stock, which in 1997 was 16.7 million shares or 30% of the shares outstanding at December 31, 1997. Additionally, we have put a plan into place whereby senior management is now partially compensated through performance shares which are directly tied to pre-determined multi-year financial targets.

--------------------------------------------------------------------------------
will be a state-of-the-art auction sales center in the year 2000. In many respects the design of this building will set the stage for the future of our business.

      In the following pages we have tried to provide you with a plan for our future. We will continue to explore new ideas for growing our franchise in related lines of business. However, in the short term, we plan to remain focused on driving existing initiatives to their fullest potential. It is our wish that at the end of this report you will have a better understanding of our vision for the future.
--------------------------------------------------------------------------------

       INTERNAL REVIEW > While this year has been a strong financial year for us, it has included some difficult events. In early 1997, a television program was aired in the United Kingdom and a related book was published which alleged improper conduct by certain current and former employees. These allegations called into question our reputation and integrity, two things that are of the utmost importance to us. We handled this situation immediately to ensure that our clients and employees would have full confidence in our standards and procedures for conducting business.

      After calling a special meeting, the board of directors took a number of measures to ensure that our house rules were firmly and vigorously followed at all times. Foremost among the measures was the decision to create a committee of Sotheby's Independent Directors consisting of: Max Fisher, acting as Chairman, Conrad Black, Lord Blakenham, Ambassador Curley and Henry Kravis. This committee, who gave substantial time and effort to resolve these issues, with the help of independent counsel both in the United States and Europe, conducted an independent review of our practices and compliance around the world, focusing on international trade issues and auction room practices.


                                     THEME:
                            BLUEPRINT FOR THE FUTURE

                                       97
                                     ------
                                     ANNUAL
                                     ------
                                     REPORT
                                     ------

                                 YEAR IN REVIEW

                                    COMPANY:
                            SOTHEBY'S HOLDINGS, INC.


                                PAGE NUMBER: A-13

      The independent review committee released its findings in December 1997 and while the detailed findings will remain confidential, we are proud to report that the review found no widespread deviation from the Company's policy that employees may not violate or assist in the violation of the laws of any country. The review was extensive, encompassing interviews with more than 200 employees around the world, and examining 8,000 lots sold in 1996. It was the most comprehensive review that we are aware of in our industry. Among the recommendations of the committee were the enhancement of our compliance, education and training for our staff around the world in import/export issues and auction practices. We have added and will be adding to our legal and compliance resources and implementing new record-keeping rules. As a result of this review, we named Rena Moulopoulos, who has been Deputy General Counsel, to the new position of Worldwide Director of Compliance, Business Practices Counsel. We are also pleased to announce that Don C. Pillsbury, Senior Counsel for Davis Polk & Wardwell, with a broad corporate law background as well as considerable international experience, has joined us as General Counsel as of January 1998. We believe that he and Rena will be excellent team leaders, ensuring that we are conducting business at the highest levels of integrity.

                                [PHOTOS OMITTED]

                                > MAX M. FISHER
                                 VICE CHAIRMAN

                                 > LORD CAMOYS
                                DEPUTY CHAIRMAN

                          > THE MARQUESS OF HARTINGTON
                                DEPUTY CHAIRMAN

                             > KEVIN A. BOUSQUETTE
              EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

                               > HENRY R. KRAVIS

                        > AMBASSADOR WALTER J. P. CURLEY

                          > VISCOUNT MICHAEL BLAKENHAM

                       > THE RT. HON. THE EARL OF GOWRIE

                          > HONORABLE CONRAD M. BLACK

      The review was a lengthy process which took most of the 1997 year and cost you, our shareholders, significant non-recurring charges. However, we are certain that the undertaking was a very worthwhile one confirming that Sotheby's operates with the highest integrity. We are grateful to all of you for your patience, understanding and support during this difficult process.

      MANAGEMENT CHANGES > We wish to acknowledge two board members who have resigned during the past year, Lord Camoys and Simon de Pury. Lord Camoys leaves Sotheby's to take a position as Lord Chamberlain to Her Majesty the Queen and Simon de Pury, formerly Chairman of Sotheby's Europe, has left the Company to start his own art firm. We extend our congratulations to both of them in their new endeavors and we thank them for their contributions to Sotheby's.

      Following the resignation of Simon de Pury, we named Henry Wyndham, formerly Chairman of Sotheby's United Kingdom, to the position of Chairman, Sotheby's Europe. We know that Henry will be a strong leader in his new role. We are also very pleased that Robin Woodhead has joined Sotheby's as Co-Managing Director with George Bailey of Sotheby's Europe. Robin comes to Sotheby's with excellent managerial and entrepreneurial experience, having been Chief Executive of the London Commodity Exchange, and considerable experience both in the United States and on the Continent. We have made another key appointment this year. Charles Moffett, Director of the Phillips Collection in Washington, D.C., will join us in April as Co-Chairman, with Michel Strauss, of Impressionist and Modern art worldwide bringing 25 years of expertise and leadership with some of America's greatest art institutions. We are delighted to welcome him to this important role.

      The 1998 auction year has begun extremely well, continuing the momentum seen in our strong 1997 sales. Americana auctions continue to reach record-breaking levels, with our January sales bringing $26 million, the highest in auction history. The series was highlighted by the single-owner sales of American Silver from The Masco Corporation, the Collections of Stanley Paul Sax and Mr. and Mrs. Al Luckett, Jr. Our Old Master paintings auctions have been extraordinary in both New York and London. The January auction in New York included an exceptional group of the most important masters in history. The world-record Old Master paintings auction brought $53 million, with 12 paintings selling for more than $1 million, confirming the continued strength of this market.

      Among the most important highlights of the 1998 year will be the auction of the collection of the Duke and Duchess of Windsor. As you may know, Sotheby's was scheduled to sell this collection in September 1997. However, following the tragic deaths of Diana, Princess of Wales, and Mr. Dodi Fayed, the eldest son of Mr. Mohamed Al Fayed, owner of the contents of the Paris home of the Duke and Duchess of Windsor, a decision was made to postpone the auction. The auction was rescheduled to take place from February 19th to 27th, 1998, in New York. Proceeds from the 3,200 lot, 9-day auction will now benefit the Dodi Fayed International Charitable Foundation, whose principal purpose will be to provide funds for causes supported by Princess Diana and Dodi Fayed during their lifetimes.

      France remains a major growth opportunity for us, once we have received government approval to conduct auctions there. We have opened wonderful new premises on the rue du Faubourg Saint-Honore and have already lined up several exciting auctions there, including the sale of Le Chateau de Groussay, home of Charles de Beistegui, the first sale of its kind to be undertaken by the Company on French soil. This sale is an excellent example not only of the opportunities available in the French market, but also the cross-marketing opportunities between our auction and real estate companies.

      We are enthusiastic about the exciting times ahead of us. We are confident in the steady growth of the art market and we are committed to providing the highest financial returns possible. We remain grateful to our clients, employees and you, our shareholders, for your continued support of the growth and success of Sotheby's.


/s/ A. Alfred Taubman                                     /s/ Diana D. Brooks

A. ALFRED TAUBMAN                                             DIANA D. BROOKS
Chairman                                President and Chief Executive Officer


                                     THEME:
                            BLUEPRINT FOR THE FUTURE

                                       97
                                     ------
                                     ANNUAL
                                     ------
                                     REPORT
                                     ------

                                      -->

                                    COMPANY:
                            SOTHEBY'S HOLDINGS, INC.


                                PAGE NUMBER: A-15

                               >WHAT IS SOTHEBY'S?

      For more than 250 years, Sotheby's has looked toward the future while respecting the traditions of its past. With the millennium fast approaching, we have spent time this year defining Sotheby's today and Sotheby's in the future. In many ways, our plans to transform our American headquarters and auction center in New York into a state-of-the-art auction sales and services center represent our vision for the future. Therefore, the theme for this year's annual report, Blueprint for the Future, is an appropriate one, and a fitting platform for sharing some of our future plans with you.

      Today we are a service company, preeminent in the fields of art, antiques and other fine objects. Art and service are the two things that best define us. We are a continuously evolving company that is building creatively for the future while maintaining the highest respect for our traditions and culture. It is perhaps this single-minded emphasis on the changing needs of our diverse, international clientele that has guided and strengthened Sotheby's through its long and memorable history. With a new century beckoning, the word service has an even greater meaning to our future success.

      Sotheby's has always been a company of new ideas and creativity. We have pioneered many new auction categories, introduced financing and education to the auction market, and inaugurated such related services as real estate and restoration in our ongoing efforts to broaden our reach in the art industry. The art market has grown dramatically in recent decades. It is now very much a global market, ever expanding and drawing new participants. Sotheby's has been at the leading edge of that growth, often shaping its direction and character. To many, the name Sotheby's is synonymous with the art market. It is a name that connotes tradition as well as change, integrity and innovation.

      One way to protect the value and power of our name is by maintaining and building our core business. We remain deeply committed to upholding the great traditions of our firm by building and strengthening Sotheby's core auction business, while at the same time providing new and creative services in related lines of business. In the short term, we plan to remain focused on driving our existing initiatives of real estate, financial services, private treaty sales, education and restoration to their fullest potential, while exploring other future opportunities.

      In many ways, the auction house is a public space much like a museum, opening its doors to share with the public the diverse works of art that will soon change hands. Sotheby's has always been a public-minded organization, using its resources to service not only the local neighborhoods where it conducts business, but also the arts community as a whole. Throughout the year our premises and specialists around the globe are made available to many charities and events in support of numerous educational and arts institutions. In 1997 alone, our auctioneers gave their time and service to nearly 400 charity auctions and we held almost 200 benefit events at our premises. We are committed to making our resources available to a variety of organizations, communities and causes throughout the world.

                                [PHOTO OMITTED]

                      "Sotheby's is a company of talented
                          PEOPLE constantly exploring
                         new ideas. It is this kind of
                      creative energy that sets us apart."


                                     THEME:
                            BLUEPRINT FOR THE FUTURE

                                       97
                                     ------
                                     ANNUAL
                                     ------
                                     REPORT
                                     ------

                                      -->

                                  NAME/TITLE:
            >Diana D. Brooks, President and Chief Executive Officer


                                PAGE NUMBER: A-17

                               [GRAPHIC OMITTED]

                                 --> INNOVATIVE


      SOTHEBY'S IS

                  AN INNOVATIVE COMPANY,

                  APPROACHING NEW OPPORTUNITIES

                  IN THE MARKETPLACE WITH

                  EXPERIENCE AND VISION.

                                 >SOTHEBY'S CORE

Our core business, the auction business, is one of the most fascinating in the world. It is one of enormous appeal to a broad spectrum of participants throughout the globe. The drama of the auction itself offers the public an opportunity to compete in an open forum for works that encompass an extraordinary range of collecting interests--from Impressionist and Old Master paintings to Tyrannosaurus rex fossils. To the many professionals at Sotheby's, the auction business is one of profound passion and commitment, demanding exceptional specialist knowledge and a deep concern for the needs of our clients. Our specialists remain the bedrock of our business, with our department heads having an average of nearly 20 years of experience in the business.

      Sotheby's is over 250 years old. This fact adds a measure of mystique to the business, since its foundation and corporate identity are rooted in an age so far removed in time. But in fact, Sotheby's--and the auction business itself--is constantly evolving and changing. It is an inclusive business, with public exhibitions and auctions opening the doors to the widest possible participation. Here again, our long tradition of providing premier service to our clients means we must be ever responsive to change and improvement in the way we do business.

CLIENT SERVICE: THE FOUNDATION OF OUR BUSINESS > As a global organization, with offices and representatives worldwide, we must operate as one company with a unified approach to delivering service that is tailored to the unique needs and demands of each locale in which we operate. One of our most important goals, then, is to make Sotheby's a world-class service organization with the highest standards in the art industry.

      To this end, in the summer of 1997 we completed a review of client service at our main auction centers in New York and London that was undertaken with the help of outside consultants. The study resulted in recommendations for a plan to improve Sotheby's client service throughout the world, unifying and strengthening our approach in this crucial area. The new plan will strengthen and improve client communication. It will streamline and expedite payment and property release procedures while enhancing our information systems to improve relationship management.

      In every part of the world where Sotheby's does business, and especially at each of our major international business centers, we will strive to create a fully integrated headquarters, one that will centralize all of our services and will deliver the most effective management of client relationships by our senior specialists and management. In this way we will be able to cross-market more effectively the many services we offer while ensuring the highest level of timely and personal interaction with our clients, which will help ensure their loyalty to the firm.

BUSINESS DEVELOPMENT: COMPETING FOR AUCTION PROPERTY THROUGHOUT THE WORLD > Sotheby's is constantly attuned to new business opportunities, whether it be a single work of art or a major private collection. We are sensitive to every business opportunity that arises, which we pursue with energy and resourcefulness. In the auction world, the fierce competition for the finest property demands nothing less than the highest level of service in this critical area of our business.

      Developing new business requires an innovative and well-orchestrated team effort by Sotheby's worldwide staff, from specialists and trusts and estates professionals to marketing and promotional experts and

                                [PHOTO OMITTED]

                                "Sotheby's has a
                      long-standing commitment to maintain
                       and uphold the highest standard of
                                  EXPERTISE."



                                     THEME:
                            BLUEPRINT FOR THE FUTURE

                                       97
                                     ------
                                     ANNUAL
                                     ------
                                     REPORT
                                     ------

                                      -->

                                  NAME/TITLE:
                        >Henry Wyndham, Chairman, Europe


                                PAGE NUMBER: A-19

                               [GRAPHIC OMITTED]

                                 --> TRADITION


      SOTHEBY'S IS

                  A MODERN COMPANY

                  BUILDING FOR THE FUTURE

                  WHILE RESPECTING ITS

                  TRADITION AND CULTURE.

exhibition designers. We must make the strongest presentation for winning new business. We must also demonstrate our ability to tap the full resources of our firm in achieving the highest possible financial return for a sale at auction. This competition demands a constant striving for new ideas, the breaking of new ground in selling works of art at auction. Every client and every piece of business is critical to Sotheby's, and our approach to each new business opportunity must be tailored to the client's most exacting needs and expectations. We will continue to remain competitive in this ever changing and evolving industry by finding, to the best of our ability, innovative approaches to serving our clients.

STRENGTHENING SOTHEBY'S GLOBAL ORGANIZATION > Sotheby's worldwide network includes 110 offices located in 46 countries. Our principal salerooms are located in New York and London, but we also conduct auctions in 18 other locations around the world. Our future growth relies on our ability to capitalize on opportunities throughout the world, especially in Europe, North and South America and Asia.

EUROPE > In Europe there exist good opportunities for growth, particularly in France, Germany, Switzerland and England. Perhaps our most important immediate opportunity lies in France, where we have just moved into new premises in Paris that will set the stage for extensive future growth once this market opens to foreign auctioneers. The site of the new Sotheby's office is the former home of the historic Galerie Charpentier on the prestigious rue du Faubourg Saint-Honore. Fully modernized and remodeled, this facility will enable us to conduct exhibitions and auctions in Paris and will also accommodate our growing specialist staff there.

      Over the last several years, Sotheby's has grown to become a recognized force in Germany, notably in estate sales. We believe that the German market has extensive future possibilities, both in the purchasing power of clients within the country and through our ability to capture a larger share of that market. Our future goal will be to broaden our franchise in Germany, utilizing developed strategies to meet the ever-growing demands there.

      Switzerland represents an important growth market for Sotheby's. We have a well-established presence throughout Switzerland and we are exploring concepts for broadening our market opportunities there. In England, where our company was founded, our future goal is to define this market and its direction and then to maintain and develop a course of action that meets the demands of this historically important place.

NORTH AND SOUTH AMERICA > Bolstered by a strong $8 trillion economy, the auction market in the United States has seen the emergence and active participation of many new clients. Today, the United States accounts for 50% of our business. We have made important advances in this market, finding innovative ways to reach new clients and to convert them into repeat auction participants.

      Our blueprint for future operations in the United States includes undertaking a large capital commitment to completely rebuild our existing American headquarters and auction sales center on York Avenue in New York into a state-of-the-art facility. Once completed in the year 2000, the new building will incorporate all of Sotheby's many services, providing the most advanced, innovative, full-service center in the art world. Our clients will find doing business with Sotheby's in this new building exciting and even more accessible. It will greatly

                                [PHOTO OMITTED]


                            "We provide the highest
                                QUALITY service
                     to our clients by working together as
                          one company catering to many
                               different needs."


                                     THEME:
                            BLUEPRINT FOR THE FUTURE

                                       97
                                     ------
                                     ANNUAL
                                     ------
                                     REPORT
                                     ------

                                      -->

                                  NAME/TITLE:
              >Richard Oldenburg, Chairman, North & South America


                                PAGE NUMBER: A-21

                               [GRAPHIC OMITTED]

                                  --> SERVICE


      SOTHEBY'S IS

                  A NAME SYNONYMOUS WITH
                  ART AND SERVICE.

expand our exhibition and auction saleroom space in New York, providing a cultural arts center for the city.

      Another strategic initiative for North and South America is to strengthen our regional network, locating offices and representatives in areas that will better access clients and service their needs. This year we completed the acquisition of Leslie Hindman Auctioneers in Chicago, the largest auctioneer in the midwestern United States. We plan to capitalize on the important midwest region, rich in major private collectors, by increasing the number and variety of auctions we hold in Chicago each year, allowing us to serve more clients in a setting more convenient to them. This acquisition also enables us to create a model for selling high volumes of lower-valued property profitably in a regional setting. This model could then be used on a national basis.

ASIA > While Asia currently represents less than 10% of our business, it remains an important region for Sotheby's future opportunities. It is an ever evolving and changing region, one that must be handled with a flexibility that matches the volatility in the Asian economies. We believe that some of the countries currently experiencing financial difficulties, most of which are not significant drivers of our Asian business, will be a source of future growth for us, although this growth may be deferred by these economic issues. Our challenge will be to position ourselves to reach and access the most clients throughout Asia while understanding that there is tremendous economic fluctuation within each country. In the future we will strive to broaden our name recognition so that our franchise is known to more clients and make our resources available to better connect our Asian clients to our worldwide network. We want to have a strong presence and be available to clients in each country with growth potential, while being flexible to capitalize on market opportunities, especially in the areas of jewelry, ceramics, fine arts and commodity-related areas such as coins and stamps.

STRENGTHENING SOTHEBY'S CORE AUCTION ACTIVITIES > Our continuing growth and success in the world auction market depends on our unceasing efforts to improve and strengthen our core auction activities. We are always sensitive to the changing nature of the art market as well as to the constant demand for innovations and fresh new approaches to the buying and selling of artwork. These demands have become all the more crucial with the increased participation of many affluent new buyers who continue to enter the art market.

      One such innovation is the way we will offer 19th and 20th Century art at auction. While we have decided to continue to sell this art in three separate categories of 19th Century, Impressionist & Modern, and Contemporary art, we have changed the scheduling of these sales to better serve our clients. As a result of market research, we discovered that the highest client buying crossover between categories occurred between Impressionist & Modern art (52%), further confirming our decision not to split these two categories into separate sales. Under the new schedule, our Impressionist & Modern and Contemporary art auctions will take place in the same week during May and November in New York and during June and December in London. In order to present this entire period of art history at one time and to better meet the needs of our 19th Century art clients, our 19th Century art auctions will take place the week before Impressionist & Modern and Contemporary art sales, with the Impressionist & Modern works on view throughout the entire period. In this way, our clients will be able to see the Impressionist & Modern art sale at any time over a twelve-day viewing period, instead of the present five-day period.

                                [PHOTO OMITTED]

                                 "If we remain
                          FLEXIBLE in an ever changing
                      world, our opportunities for growth
                            and future success will
                                be significant."


                                     THEME:
                            BLUEPRINT FOR THE FUTURE

                                       97
                                     ------
                                     ANNUAL
                                     ------
                                     REPORT
                                     ------

                                      -->

                                  NAME/TITLE:
                         >Alice Lam, Co-Chairman, Asia


                                PAGE NUMBER: A-23

                               [GRAPHIC OMITTED]

                                  --> DYNAMIC


      SOTHEBY'S IS

                  A DYNAMIC COMPANY GROWING

                  AND CHANGING TO MEET

                  THE NEEDS OF AN EVOLVING

                  MARKETPLACE.

      In a related change, this year we dramatically redesigned the catalogue for our Contemporary art sales, creating an enlarged, museum-like format that has won praise for its energy and excitement. The Contemporary art market showed renewed strength in 1997, and we feel that our new catalogue captures the vitality and confidence of this important collecting field.

      Our public exhibitions draw large crowds and are, like museum exhibitions, often reviewed by the media. Sotheby's has long been praised for its exhibitions of paintings and furniture. Understanding the ability of these exhibitions to influence auction buying, this year we greatly enhanced our exhibition designs for a number of important sales. In New York, for example, we auctioned one of the world's most celebrated dinosaur fossils, "Sue," the largest and most complete skeleton of a Tyrannosaurus rex ever found. The exhibition utilized an enormous slide diagram illustrating the complete skeleton of "Sue," thus creating a unique educational setting for interested buyers, the general public and students alike, resulting in a highly successful auction.

                       >SOTHEBY'S BEYOND THE CORE BUSINESS

The global art market continues to grow and evolve, drawing new collectors while posing challenges to the way business is performed. Sotheby's remains committed to exploring new areas where we can be of greatest service to the market and to our clients. It was this philosophy that led to the creation of our allied businesses of real estate, private sales, restoration, education and financial services, all of which continue to complement our core auction business while enhancing profitability.

SOTHEBY'S INTERNATIONAL REALTY > Sotheby's International Realty, in particular, has enjoyed remarkable growth. In 1997 it recorded the highest sales in its history, with profits up 28% over 1996. The over 1,200 transactions handled by Realty this year recorded an average selling price of approximately $1.3 million, confirming its distinction as one of the premier sellers of luxury real estate in the world. Increases were made in every sector of our real estate operations, from our direct brokerage offices to our affiliate network, including increases in the number of referrals between Realty and the auction house.

      Our future strategy is to build and strengthen Sotheby's International Realty's position in the currently expanding preeminent real estate markets throughout the world. To this end, we will continue to selectively grow the number of company-owned direct brokerage offices in our network, following the lead of the auction company. In Europe, for example, we are developing realty offices in London and Paris that will be strengthened by Sotheby's already existing auction operations, thus aiding the natural synergy between the sales of real estate and art work. In France, we have recently announced the sale of Le Chateau de Groussay, home of the late Charles de Beistegui, one of the trendsetters of the 20th century. Le Chateau de Groussay stands as his greatest achievement, a masterpiece of imaginative and theatrical use of historic styles. Sotheby's International Realty will advise on the sale of this magnificent and unique chateau with its surrounding buildings and grounds, while Sotheby's will conduct the sale of the chateau's contents, which have an estimate of $30 million. This will be the first sale of its kind to be undertaken by Sotheby's on French soil.

                                [PHOTO OMITTED]


                             "We will aggressively
                              pursue OPPORTUNITIES
                      for cross-marketing our services to
                            achieve maximum growth."


                                     THEME:
                            BLUEPRINT FOR THE FUTURE

                                       97
                                     ------
                                     ANNUAL
                                     ------
                                     REPORT
                                     ------

                                      -->

                                  NAME/TITLE:
                >Stuart Siegel, President, International Realty


                                PAGE NUMBER: A-25

                               [GRAPHIC OMITTED]

                                   --> GROWTH


      SOTHEBY'S IS

                  POISED FOR STRATEGIC

                  GROWTH IN

                  THE NEW CENTURY.

      Our direct brokerage business was responsible for nearly 70% of our revenue last year. Additionally, we are pleased that our recently expanded presence on the West-Coast and our new brokerage offices on the east coast of Long Island, New York, and in Greenwich, Connecticut, have all significantly contributed to our profitability. Our primary future goal is to grow Sotheby's Direct Brokerage business while simultaneously providing greater support to our affiliate network.

FINANCIAL SERVICES > Sotheby's Financial Services has been an important business for Sotheby's for nearly two decades, creating valuable relationships. It has provided collectors, museums and dealers with financing secured by works of art and has been a creative vehicle for us to obtain business. Today, Financial Services is growing, with a loan portfolio of $276 million at year end, up 80% over 1996. While currently prevailing financial and market factors are reducing the demand for art-related financing, we believe that growth in this business may come from several areas. We hope to solidify and grow our existing core business of art-related financing, and we plan to expand our Financial Services into other businesses closely related to our own where we see significant opportunities.

SOTHEBY'S VENTURES > Another service which is growing in importance to our clients is the private sale of artwork. This business, which we have formalized to meet this growing demand, is an increasing source of revenue for Sotheby's. It will encompass private sales, principal transactions and financing partnerships with dealers, serving to create new and enhance existing relationships for us. As the business cycle for private transactions may be different than that of the auction company, Ventures will enable us to more effectively spread our risk. We are ideally suited to take advantage of this new opportunity given our client relationships, knowledge of potential business and property location, experienced personnel and financing capabilities. We believe that Sotheby's Ventures provides another important service to our clients, enhancing our effectiveness in the art market.

THE 20TH CENTURY ART GALLERY PROGRAM > There are many promising opportunities in the Contemporary art field today and a growing interest in younger artists. With this in mind, we undertook an important new initiative with the 20th Century Art Gallery Program that is being developed and managed by art dealer and advisor Jeffrey Deitch. Mr. Deitch joined Sotheby's this year to inaugurate this exciting new program, which will incorporate the Deitch and Emmerich Galleries, as well as Deitch Projects, which specializes in artists from 1980 onward. The Gallery Program will emphasize private sales of 20th Century art and will enable us to reach a much wider audience than exists now for new art.

SOTHEBY'S IS > innovative...traditional...dynamic...flexible...creative...a company dedicated to service and quality. As we approach the new century, we will continue to emphasize profitability while exploring opportunities for growth. These are the values and goals that will define our blueprint for the future.

                                        PROFITABILITY

                                        REMAINS OUR

                                        KEY FINANCIAL

                                        PRIORITY.


--> PROFITABLE


SECTION B TABLE OF CONTENTS > (28) SELECTED FINANCIAL DATA (29) MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (33) CONSOLIDATED STATEMENTS OF INCOME (34) CONSOLIDATED BALANCE SHEETS (35) CONSOLIDATED STATEMENTS OF CASH FLOWS (36) CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (37) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (49) REPORT OF INDEPENDENT AUDITORS (49) REPORT OF MANAGEMENT (49) AUDIT AND COMPENSATION COMMITTEE CHAIRMAN'S LETTER


                                    SECTION:
                       CONSOLIDATED FINANCIAL STATEMENTS

                                       97
                                     ------
                                     ANNUAL
                                     ------
                                     REPORT
                                     ------

                                      -->

                                    COMPANY:
                            SOTHEBY'S HOLDINGS, INC.


                                PAGE NUMBER: B-27

> SELECTED FINANCIAL DATA

                                                                                                      Year ended December 31
(Thousands of dollars, except per share data)               1997             1996           1995          1994          1993
==================================================   ===========      ===========    ===========   ===========   ===========
AUCTION SALES(1)                                     $ 1,843,335      $ 1,599,595    $ 1,665,378   $ 1,330,001   $ 1,325,334
                                                     -----------      -----------    -----------   -----------   -----------
AUCTION AND RELATED REVENUES                             336,559          300,472        284,051       233,451       229,886
OTHER REVENUES                                            45,233           36,024         28,829        26,212        19,790
                                                     -----------      -----------    -----------   -----------   -----------
TOTAL REVENUES                                       $   381,792      $   336,496    $   312,880   $   259,663   $   249,676
OPERATING INCOME                                          67,759(2)        68,208         56,841        33,033        30,785
INCOME BEFORE TAXES                                       64,457(2)        68,244         54,303        33,765        32,157
                                                     -----------      -----------    -----------   -----------   -----------
NET INCOME                                           $    40,608(3)   $    40,946    $    32,582   $    20,259   $    19,294
                                                     -----------      -----------    -----------   -----------   -----------
BASIC EARNINGS PER SHARE                             $      0.73(3)   $      0.73    $      0.58   $      0.36   $      0.35
                                                     -----------      -----------    -----------   -----------   -----------
DILUTED EARNINGS PER SHARE                           $      0.72(3)   $      0.73    $      0.58   $      0.36   $      0.35
                                                     -----------      -----------    -----------   -----------   -----------
CASH DIVIDENDS DECLARED PER SHARE                    $      0.40      $      0.32    $      0.24   $      0.24   $      0.42
                                                     -----------      -----------    -----------   -----------   -----------

                                                                                                           As at December 31
(Thousands of dollars)                                      1997             1996           1995          1994          1993
==================================================   ===========      ===========    ===========   ===========   ===========
WORKING CAPITAL                                      $   121,722      $    57,466    $   101,394   $    70,031   $    75,276
TOTAL ASSETS                                             860,241          656,098        600,104       557,084       559,356
COMMERCIAL PAPER                                         117,000               --         38,000        27,500        34,000
NET DEBT (CASH)(4)                                        85,526          (63,675)         3,103         1,416       (53,257)
SHAREHOLDERS' EQUITY                                     258,268          253,472        227,482       211,052       194,632
                                                     ===========      ===========    ===========   ===========   ===========

(1) Auction sales represent sales at the hammer price plus buyer's premium.

(2) Includes 1997 non-recurring charges of $11.7 million.

(3) Includes 1997 non-recurring charges of $7.4 million after tax.

(4) Short-term borrowings and commercial paper less cash and cash equivalents.


PAGE NUMBER: B-28

> MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS YEARS ENDED DECEMBER 31, 1997 AND 1996 > Auction sales for Sotheby's Holdings, Inc. (together with its subsidiaries, the "Company") totaled $1,843.3 million during 1997, an increase of $243.7 million, or 15%, compared to the prior year. The increase in worldwide sales was primarily a result of broad-based growth in virtually every collecting category. Sales of Fine Art increased 25%, led by increases in Impressionist and Modern art, Old Master paintings and Contemporary art. Other sales increases included Books, Asian Works of Art and Wine. Auction sales recorded by the Company's foreign operations were not materially affected by translation to United States ("U.S.") dollars.

Following is a geographical breakdown of the Company's auction sales for 1997 and 1996:

(Thousands of dollars)                           1997         1996
=====================================================   ==========
NORTH AMERICA                              $  919,028   $  770,438

EUROPE                                        828,192      751,154

ASIA                                           96,115       78,003
                                           ----------   ----------
TOTAL                                      $1,843,335   $1,599,595
                                           ==========   ==========

The sales increase in North America of $148.6 million, or 19%, during 1997 was primarily a result of increases in Impressionist and Modern art, Old Master paintings and Contemporary art. Sales in Europe, which for purposes of this discussion consists of the United Kingdom ("U.K.") and continental Europe ("the Continent"), increased $77.0 million, or 10%, primarily due to Old Master paintings, Books, Impressionist and Modern art and Wine. Asian sales increased $18.1 million, or 23%, due primarily to increased sales of Asian Works of Art. The Company continues to focus on growth in the Asian market but is unable to predict the effect, if any, of the unstable Asian economy on the Company's operating results.

Worldwide revenues from auction and related operations increased $36.1 million, or 12%, in 1997 compared to 1996. This increase is primarily due to higher commission revenue (which consists of buyer's premium, seller's commission and expense recoveries) which resulted from the increased auction sales discussed above and to an increase in commissions from private treaty sales. These increases were offset, in small part, by a decrease in commission rates earned from sellers at auction, primarily as a result of the mix of sales.

Other revenues consists primarily of revenues from art-related financing activities, real estate operations, principal activities, Emmerich Galleries and educational activities. Other revenues increased $9.2 million, or 26%, in 1997 compared to 1996. This growth was due to increases in both real estate and financing activities offset in part by decreases in principal activities. The increase in real estate revenue was driven by an increase in real estate sales. Financing activity growth was primarily due to an increase in the average loan portfolio. The average loan portfolio increased to $215.8 million in 1997 from $148.0 million in 1996. Principal activities include: net gains (losses) on sales of inventory (including inventory obtained as a result of the auction process as well as inventory obtained for investment purposes); the Company's share of operating results from its investments in Acquavella Modern Art ("AMA") and other equity investments; net income (loss) earned from guarantees; and provisions for write-downs of inventory to estimated net realizable value. The decrease in revenues from principal activities was primarily due to lower income earned from guarantees.

Direct costs of services (consisting largely of catalogue production and distribution costs as well as corporate marketing and sale marketing expenses) totaled $70.4 million in 1997, an increase of $7.3 million, or 12%, compared to 1996. This increase is primarily a result of increased sales in 1997 offset by a decline in expenses associated with the sale of Property from the Estate of Jacqueline Kennedy Onassis which were fully recovered and reflected in auction and related revenues in 1996. Excluding these costs, direct costs as a percentage of sales totaled 3.8% in 1997 compared to 3.7% in 1996.

Excluding non-recurring charges of $11.7 million in 1997, all other operating expenses (which consist of salaries and related costs, general and administrative expenses and depreciation and amortization) increased $26.8 million, or 13%, compared to 1996. This increase was primarily due to a $17.5 million, or 15%, increase in salaries and related costs and a $7.7 million, or 9%, increase in general and administrative expenses. These increases were primarily a result of new initiatives.

In early 1997, a television program aired in the U.K. and a related book was published both of which contain certain allegations of improper or illegal conduct by current and former employees of the Company. In response to these allegations, the Board of Directors in February 1997 established a committee of independent directors to review the issues raised by the book and related matters. The Independent Review Committee retained outside independent counsel in the U.S. and the U.K. to assist and advise the Committee in its review. The Company's management also conducted its own internal review. Both reviews were completed in 1997. In 1997, the Company incurred $11.7 million of non-recurring charges which consisted primarily of legal and other professional fees associated with the Board of Directors' Independent Review Committee.

Interest income decreased $1.2 million in 1997 compared to 1996 reflecting lower cash balances largely due to the increase in the Company's average loan portfolio. Interest expense increased $2.4 million mostly as a result of additional overnight and commercial paper borrowings to fund the higher average loan portfolio.


             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-29

> MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

The consolidated effective tax rate was 37% in 1997 compared to 40% in 1996. This decrease is primarily a result of higher earnings during 1997 in lower tax rate jurisdictions and lower earnings in higher tax rate jurisdictions.

Net income for 1997 of $40.6 million was flat compared to $40.9 million in 1996. Basic earnings per share remained flat at $0.73 in 1997 compared to 1996. Excluding non-recurring charges, net income increased 17% to $48.0 million and basic earnings per share increased 18% to $0.86 from $0.73 in 1996. Movements in foreign currencies did not have a material impact on 1997 revenues or expenses.

RESULTS OF OPERATIONS YEARS ENDED DECEMBER 31, 1996 AND 1995 > Auction sales for the Company totaled $1,599.6 million during 1996, a decrease of $65.8 million, or 4%, compared to the prior year. The decrease in worldwide sales was primarily due to the lower level of single-owner sales during 1996 when compared to 1995. Single-owner sales in 1995 included the Stralem Collection ($65.2 million) and the Hazen Collection ($51.8 million) in North America and the Grand Ducal collection of Baden ($54.8 million) in Europe. Excluding the results of these three sales, auction sales grew by 7% in 1996 compared to the prior year. Auction sales recorded by the Company's foreign operations were not materially affected by translation to U.S. dollars.

Following is a geographical breakdown of the Company's auction sales for 1996 and 1995:

(Thousands of dollars)                           1996         1995
=====================================================   ==========
NORTH AMERICA                              $  770,438   $  825,788

EUROPE                                        751,154      786,277

ASIA                                           78,003       53,313
                                           ----------   ----------
TOTAL                                      $1,599,595   $1,665,378
                                           ==========   ==========

The decrease in auction sales in North America of $55.4 million, or 7%, during 1996 was driven by a lower level of single-owner sales when compared to 1995 as discussed above. Sales in Europe decreased $35.1 million, or 4%, in 1996. Sales in the U.K. improved $49.0 million, or 10%, when compared to the prior year, primarily due to the 1996 sale of property from the collection formed by the British Rail Pension Fund. Sales on the Continent declined $84.1 million, or 30%, during 1996 due largely to the sale of the Grand Ducal collection of Baden in Germany in 1995 (as discussed above) as well as Jewelry sales in Switzerland, which decreased $30.4 million in 1996 compared to the prior year. Asian sales increased $24.7 million, or 46%, in 1996 due largely to increased auction sales in Hong Kong and Singapore in a number of collecting categories.

Worldwide revenues from auction and related operations in 1996 of $300.5 million increased $16.4 million, or 6%, over 1995. Auction and related revenues as a percent of auction sales increased to 18.8% in 1996 from 17.1% in 1995. This increase was largely due to higher commission revenue. The increase in commissions was largely due to the positive impact of the Company's new seller's commission schedule, the contribution of the sale of Property from the Estate of Jacqueline Kennedy Onassis, and a change in the relative mix of sales toward property with lower average lot values which yield higher average commission rates. Auction and related revenues also benefited from increases in non-auction revenue categories. The impact of these factors was offset, in part, by the decrease in sales volume discussed above.

Other revenues increased $7.2 million when compared to 1995 due mostly to an increase in revenues from principal and real estate activities. The increase in revenues from principal activities was largely due to higher income earned from guarantees as well as a lower level of write-downs on inventory to estimated net realizable value.

Direct costs of services totaled $63.1 million during 1996, an increase of $3.1 million, or 5%, over 1995. This increase reflects expenses associated with the sale of Property from the Estate of Jacqueline Kennedy Onassis which were fully recovered and reflected in auction and related revenues. Excluding these costs, direct costs in 1996 declined slightly and totaled 3.7% of auction sales, relatively unchanged compared to the prior year.

All other operating expenses increased $9.1 million, or 5%, compared to 1995. This increase was primarily due to salary increases offset, in part, by a decrease in depreciation due to a change in the estimated useful lives for computer hardware during 1995 (see Note B to the Consolidated Financial Statements).

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


PAGE NUMBER: B-30

> MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

Movements in foreign currencies did not have a material impact on 1996 revenues or expenses. Basic earnings per share increased to $0.73 in 1996 from $0.58 in 1995, an increase of 26%.

LIQUIDITY AND CAPITAL RESOURCES > The Company's net debt position (short-term borrowings and commercial paper less cash and cash equivalents) totaled $85.5 million at December 31, 1997, compared to a net cash position of $63.7 million at December 31, 1996 and net debt of $3.1 million at December 31, 1995. Working capital (current assets less current liabilities) at December 31, 1997 was $121.7 million, compared to $57.5 million and $101.4 million at December 31, 1996 and 1995, respectively.

The Company's client loan portfolio increased to $276.4 million at December 31, 1997 from $153.1 million and $144.2 million at December 31, 1996 and 1995, respectively. These amounts include $112.0 million, $69.4 million and $42.7 million of loans which have a maturity of more than one year at December 31, 1997, 1996 and 1995, respectively.

The Company relies on internally generated funds and borrowings to meet its financing requirements. The Company may issue up to $200 million of short-term notes pursuant to its U.S. commercial paper program. At December 31, 1997, $117.0 million of commercial paper was outstanding. The Company supports any short-term notes issued under its U.S. commercial paper program with a committed credit facility. The Company maintains $300 million of committed and available financing pursuant to a Bank Credit Agreement (the "Credit Agreement") which was amended and restated on July 11, 1996. The Credit Agreement provides the Company $300 million of committed financing to July 11, 2001 (see Note H to the Consolidated Financial Statements).

During 1997, the Company's primary sources of liquidity were derived from commercial paper borrowings and supplemented by available cash balances and operations. The most significant cash uses during 1997 were net funding of the client loan portfolio of $124.4 million, payment of shareholder dividends and repurchases of common stock. The Company paid dividends to shareholders of $22.4 million in 1997 (of which $5.6 million was declared and paid in 1997 with respect to 1996) and repurchased $20.0 million of common stock. In the first quarter of 1998, the Company declared and will pay dividends of $5.6 million in respect of the fourth quarter of 1997.

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

Capital expenditures, consisting primarily of office and auction facility refurbishment and the acquisition of computer equipment, totaled $17.5 million for 1997, $9.8 million for 1996 and $8.4 million for 1995.

In certain instances, consignor advances are made with recourse limited only to the works of art consigned for sale and pledged as security for the loan. As of December 31, 1997, no such advances were outstanding. From time to time, the Company has off-balance sheet commitments which include short-term commitments to consignors that property will sell at a minimum price and legally binding lending commitments in conjunction with the client loan program (see Notes M and N to the Consolidated Financial Statements). The Company does not believe that material liquidity risk exists relating to these commitments.

OUTLOOK > The Company believes that operating cash flows will be adequate to meet normal working capital requirements and that the commercial paper program and credit facilities will continue to be adequate to fund the Company's client loan program, peak working capital requirements and other short-term commitments to consignors.

The Company evaluates, on an ongoing basis, the adequacy of its principal auction premises for the requirements of the present and future conduct of its business. An application to re-zone the site of the Company's New York auction facility and the global headquarters was filed with New York City in October of 1997. The filing outlined the Company's intent to construct a six story addition to and renovate its current facility on York Avenue. The City of New York has decided to permit the Company to proceed on a "short" zoning application process with the target of Summer 1998 for the issuance of a building permit and initiation of construction.

This planned construction will expand auction, warehouse and office space in New York City and will enable the Company to consolidate its auction operations in New York into one facility. If the project is approved by the City of New York, the capital expenditures relating to the new building construction will be in a range of $100-115 million. As of February 27, 1998 the Company has financial commitments in relation to this project of approximately $12 million.


             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-31

> MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

The Company is currently discussing financing options with various financial institutions but believes that adequate capital and debt financing, will be available to complete this proposed project.

The Company recognizes the issues associated with the Year 2000 and the need to ensure that its operations will not be adversely impacted by Year 2000 information systems failures. The Company has evaluated its existing worldwide financial systems in light of Year 2000 issues and various new technologies being offered in the market place. The Company has made a decision to replace its worldwide financial systems and has determined that this will require a significant use of capital, which the Company believes is adequately available.

In addition to the replacement of worldwide financial systems referred to above, modifications of other existing information systems will be required to address Year 2000 issues. The Company is in the process of evaluating the financial impact of these modifications and does not believe that the cost to ensure Year 2000 compliance for these other existing information systems will be material.

This Annual Report contains certain forward-looking statements, as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, relating to future events and the financial performance of the Company, particularly with respect to the adequacy of working capital as well as additional capital necessary for relocation of all or a portion of the Company's New York auction facility. Such statements are only predictions and involve risks and uncertainties, resulting in the possibility that the actual events or performance will differ materially from such predictions. Major factors which the Company believes could cause the actual results to differ materially from the predicted results in the forward-looking statements include, but are not limited to, the following, which are not listed in any particular rank order:

      [I] The Company's business is seasonal, with peak revenues and operating income occurring in the second and fourth quarters of each year as a result of the traditional spring and fall art auction season.

      [II] The overall strength of the international economy and financial markets and, in particular, the economies of the U.S., the U.K. and the major countries of continental Europe and Asia (principally Japan and Hong Kong).

      [III] Competition with other auctioneers and art dealers.

      [IV] The volume of consigned property and the marketability at auction of such property.

      [V] The planned construction of a New York auction facility and global headquarters.

SEASONALITY > The worldwide art auction market has two principal selling seasons, spring and fall. During the summer and winter, auction sales are considerably lower. The table below demonstrates that at least 80% of the Company's auction sales are derived from the second and fourth quarters of the year (see Note R to the Consolidated Financial Statements).

                                        Percentage of annual auction sales
                                        1997           1996           1995
============================================    ===========    ===========
JANUARY - MARCH                           11%            10%            11%

APRIL - JUNE                              35             39             39

JULY - SEPTEMBER                           8              9              7

OCTOBER - DECEMBER                        46             42             43
                                 -----------    -----------    -----------
                                         100%           100%           100%
                                 ===========    ===========    ===========

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS > In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income", which is effective for fiscal years beginning after December 15, 1997 with earlier application permitted. The Company will adopt this standard in the first quarter of 1998. This statement requires certain transactions to be included as adjustments to net income in order to report comprehensive income. These transactions represent items that, under previous accounting standards, bypassed the statement of income and were reported directly as adjustments to the equity section of the balance sheet. Adoption of this standard will require the Company to report these transactions, which may be material, on the statement of comprehensive income.

The FASB also issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" in June of 1997, which is effective for fiscal years beginning after December 15, 1997 with earlier application permitted. The Company will adopt this standard for the year ended December 31, 1998. This statement requires additional disclosure of financial and descriptive information on operating segments. Adoption of this standard may require the Company to report information about certain operating segments that was not previously disclosed.


PAGE NUMBER: B-32

> CONSOLIDATED STATEMENTS OF INCOME

                                                                                                       Year ended December 31
(Thousands of dollars, except per share data)                                             1997            1996           1995
==============================================================================    ============    ============   ============
REVENUES          Auction and related                                             $    336,559    $    300,472   $    284,051
(NOTE B)          Other (Notes E and F)                                                 45,233          36,024         28,829
                                                                                  ------------    ------------   ------------
                  Total revenues                                                       381,792         336,496        312,880
                                                                                  ------------    ------------   ------------

==============================================================================    ============    ============   ============
EXPENSES          Direct costs of services                                              70,364          63,090         59,978
                  Salaries and related costs (Note L)                                  131,874         114,360        105,285
                  General and administrative (Note J)                                   89,038          81,368         79,548
                  Depreciation and amortization (Notes B and G)                         11,057           9,470         11,228
                  Non-recurring charges (Note P)                                        11,700              --             --
                                                                                  ------------    ------------   ------------
                  Total expenses                                                       314,033         268,288        256,039
                                                                                  ------------    ------------   ------------
                  Operating income                                                      67,759          68,208         56,841
                                                                                  ------------    ------------   ------------
                  Interest income                                                        3,047           4,266          3,176
                  Interest expense (Note H)                                              6,018           3,643          5,850
                  Other income (expense)                                                  (331)           (587)           136
                                                                                  ------------    ------------   ------------
                  Income before taxes                                                   64,457          68,244         54,303
                  Income taxes (Note I)                                                 23,849          27,298         21,721
                                                                                  ------------    ------------   ------------
                  Net income                                                      $     40,608    $     40,946   $     32,582
                                                                                  ------------    ------------   ------------
                  Basic earnings per share (Note B)                               $       0.73    $       0.73   $       0.58
                                                                                  ============    ============   ============
                  Diluted earnings per share (Note B)                             $       0.72    $       0.73   $       0.58
                                                                                  ============    ============   ============
                  Dividends per share                                             $       0.40    $       0.32   $       0.24
                                                                                  ============    ============   ============

See accompanying Notes to Consolidated Financial Statements


             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-33

> CONSOLIDATED BALANCE SHEETS


(Thousands of dollars)                                                                        As at December 31
ASSETS                                                                                        1997         1996
======================================================================================   =========    =========
CURRENT           Cash and cash equivalents                                              $  33,642    $  66,886
ASSETS            Accounts and notes receivable, net of allowance
                      for doubtful accounts of $10,419 and $10,156 (Note D)
                  Accounts receivable                                                      315,274      250,780
                  Notes receivable                                                         160,807       81,218
                  Other                                                                     35,448       13,353
                                                                                         ---------    ---------
                  Total accounts and notes receivable, net                                 511,529      345,351
                                                                                         ---------    ---------
                  Inventory, net (Note E)                                                   23,574       14,801
                  Deferred income taxes (Note I)                                             6,401        4,655
                  Prepaid expenses and other current assets (Note L)                        18,511       14,689
                                                                                         ---------    ---------
                  Total current assets                                                     593,657      446,382
                                                                                         ---------    ---------

--------------------------------------------------------------------------------------   ---------    ---------
NON-CURRENT       Notes receivable (Note D)                                                111,974       69,418
ASSETS            Properties, less allowance for depreciation
                      and amortization of $70,342 and $63,983 (Notes G and J)               78,542       70,576
                  Intangible assets, less allowance for
                      amortization of $16,671 and $15,607                                   32,618       27,199
                  Investments (Note F)                                                      37,466       35,834
                  Other assets                                                               5,984        6,689
                                                                                         ---------    ---------
                  Total Assets                                                           $ 860,241    $ 656,098
                                                                                         =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
======================================================================================   =========    =========
CURRENT           Due to consignors (Notes D and M)                                      $ 352,437    $ 276,967
LIABILITIES       Short-term borrowings (Note H)                                             2,168        3,211
                  Accounts payable and accrued liabilities                                  87,252       75,807
                  Deferred revenues                                                          6,510        7,166
                  Accrued income taxes (Note I)                                             23,568       25,765
                                                                                         ---------    ---------
                  Total current liabilities                                                471,935      388,916
                                                                                         ---------    ---------

--------------------------------------------------------------------------------------   ---------    ---------
LONG-TERM         Commercial paper (Note H)                                                117,000           --
LIABILITIES       Deferred income taxes (Note I)                                            11,908       12,493
                  Other long-term obligations                                                1,130        1,217
                                                                                         ---------    ---------
                  Total Liabilities                                                        601,973      402,626
                                                                                         ---------    ---------

--------------------------------------------------------------------------------------   ---------    ---------
SHAREHOLDERS'     Common stock, $.10 par value
EQUITY (NOTE K)   Authorized shares - 125,000,000 of Class A and 75,000,000 of Class B
                      Issued and outstanding shares 38,762,656 and 38,669,411 of Class A, and 17,058,400 and 17,214,987 of Class B at December 31, 1997
                      and 1996, respectively                                                 5,582        5,589
                  Additional paid-in capital                                                71,132       78,382
                  Retained earnings                                                        197,027      178,805
                  Foreign currency translation adjustments                                 (15,473)      (9,304)
                                                                                         ---------    ---------
                  Total Shareholders' Equity                                               258,268      253,472
                                                                                         ---------    ---------
                  Total Liabilities and Shareholders' Equity                             $ 860,241    $ 656,098
                                                                                         =========    =========

See accompanying Notes to Consolidated Financial Statements


PAGE NUMBER: B-34

> CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                       Year ended December 31
(Thousands of dollars)                                                                    1997            1996           1995
==============================================================================    ============    ============   ============
OPERATING         Net income                                                      $     40,608    $     40,946   $     32,582
ACTIVITIES        Adjustments to reconcile net income to net
                  cash provided by operating activities:
                      Depreciation and amortization                                     11,057           9,470         11,228
                      Deferred income taxes                                             (2,699)            471            997
                      Tax benefit of stock option exercises                              1,766           2,341            250
                      Asset provisions                                                   4,390           4,641          7,868
                      Other                                                                307            (993)           429
                  Change in assets and liabilities:
                      Decrease (increase) in prepaid expenses and
                          other current assets                                          (3,830)         (3,005)           117
                      Increase in accounts and other receivables                       (96,924)        (30,360)       (44,607)
                      Decrease (increase) in inventory                                 (10,773)          8,919         (8,860)
                      Decrease (increase) in other assets                                  633            (638)         6,066
                      Increase in due to consignors                                     75,097          52,941         24,465
                      Increase (decrease) in accrued income taxes                       (2,197)         11,473         (5,865)
                      Increase in other current liabilities                              8,671          10,774          8,187
                                                                                  ------------    ------------   ------------
                  Net cash provided by operating activities                             26,106         106,980         32,857
==============================================================================    ============    ============   ============
INVESTING         Increase in notes receivable                                        (215,323)       (119,727)      (100,350)
ACTIVITIES        Collections of notes receivable                                       90,920         112,360         90,535
                  Capital expenditures                                                 (17,507)         (9,835)        (8,384)
                  Decrease (increase) in investments                                    (1,632)          2,967          1,180
                  Acquisitions                                                          (6,900)             --             --
                                                                                  ------------    ------------   ------------
                  Net cash used by investing activities                               (150,442)        (14,235)       (17,019)
==============================================================================    ============    ============   ============
FINANCING         Increase (decrease) in commercial paper                              117,000         (38,000)        10,500
ACTIVITIES        Decrease in short-term borrowings                                     (2,260)         (2,605)        (3,087)
                  Proceeds from exercise of stock options                               11,473           9,115          1,495
                  Repurchase of common stock                                           (19,999)        (14,178)        (4,239)
                  Dividends paid                                                       (22,386)        (17,829)       (13,411)
                                                                                  ------------    ------------   ------------
                  Net cash provided (used) by financing activities                      83,828         (63,497)        (8,742)
                  Effect of exchange rate changes on cash                                7,264          (3,075)        (1,370)
                                                                                  ------------    ------------   ------------
                  Increase (decrease) in cash and cash equivalents                     (33,244)         26,173          5,726
                  Cash and cash equivalents at beginning of year                        66,886          40,713         34,987
                                                                                  ------------    ------------   ------------
                  Cash and cash equivalents at end of year                        $     33,642    $     66,886   $     40,713
                                                                                  ============    ============   ============

See accompanying Notes to Consolidated Financial Statements


             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-35

> CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                              Additional                  Foreign currency
                                                                    Common       paid-in       Retained        translation
(Thousands of dollars)                                               stock       capital       earnings         adjustment
==========================================================================   ===========    ===========        ===========
BALANCE AT DECEMBER 31, 1994                                   $     5,582   $    83,538    $   136,517        $   (14,585)
                                                               -----------   -----------    -----------        -----------
                     Stock options exercised                            22         1,473
                     Tax benefit associated with exercise
                          of stock options                                           250
                     Repurchase of common stock                        (29)       (4,210)
                     Foreign currency translation                                                                     (247)
                     Net income                                                                  32,582
                     Dividends                                                                  (13,411)
==========================================================================   ===========    ===========        ===========
BALANCE AT DECEMBER 31, 1995                                   $     5,575   $    81,051    $   155,688        $   (14,832)
                                                               -----------   -----------    -----------        -----------
                     Stock options exercised                           109         9,006
                     Tax benefit associated with exercise
                          of stock options                                         2,341
                     Shares issued to directors                          1            66
                     Repurchase of common stock                        (96)      (14,082)
                     Foreign currency translation                                                                    5,528
                     Net income                                                                  40,946
                     Dividends                                                                  (17,829)
==========================================================================   ===========    ===========        ===========
BALANCE AT DECEMBER 31, 1996                                   $     5,589   $    78,382    $   178,805        $    (9,304)
                                                               -----------   -----------    -----------        -----------
                     Stock options exercised                           112        11,361
                     Tax benefit associated with exercise
                          of stock options                                         1,766
                     Shares issued to directors                          1           242
                     Repurchase of common stock                       (120)      (20,619)
                     Foreign currency translation                                                                   (6,169)
                     Net income                                                                  40,608
                     Dividends                                                                  (22,386)
==========================================================================   ===========    ===========        ===========
BALANCE AT DECEMBER 31, 1997                                   $     5,582   $    71,132    $   197,027        $   (15,473)
                                                               -----------   -----------    -----------        -----------


See accompanying Notes to Consolidated Financial Statements


PAGE NUMBER: B-36

> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[NOTE-A> Organization and Business

Sotheby's Holdings, Inc. (together with its subsidiaries, the "Company") conducts auctions and private sales of fine art, jewelry and decorative art. Auction activities occur primarily in New York and London, but are also conducted elsewhere in North America, Europe and Asia. In addition, the Company is engaged in art-related financing activities, the marketing and brokering of luxury real estate, fine arts education and art-related restoration.

[NOTE-B> Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION > The Consolidated Financial Statements include the accounts of Sotheby's Holdings, Inc. and its wholly-owned subsidiaries. The Company's investments in Acquavella Modern Art ("AMA") and other investments in 20% to 50% owned affiliates are accounted for under the equity method.

REVENUE RECOGNITION > Auction and related revenues are generally recognized at the date of sale less estimates for allowances. Subscription revenue from auction catalogues is recognized over the twelve-month period of the subscription from the date of receipt of the proceeds. Other revenues consist principally of revenues from art-related financing activities, real estate operations, principal activities, Emmerich Galleries and educational activities. Principal activities include net gains (losses) on sales of inventories, the Company's share of operating results from its investment in AMA and other equity investments, net income (loss) earned from guarantees and provisions for write-downs of inventories to estimated net realizable value. Other revenues are generally recognized at the time service is rendered or revenue is earned by the Company.

PROPERTIES > Properties, consisting primarily of buildings and improvements, furniture and fixtures and equipment, are stated on the cost basis. Depreciation is computed principally on the straight-line method over estimated useful lives for financial reporting purposes and by accelerated methods for income tax purposes. Leaseholds and leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement. Equipment includes capitalized software which reflects costs related to purchased software. These costs are amortized on a straight-line basis over the estimated useful life of the software. During the fourth quarter of 1995, the Company changed its estimate of the useful lives for computer hardware. These changes were made to better reflect the estimated periods during which these assets will remain in service. This change had the effect of increasing depreciation expense in 1995 by approximately $2.1 million.

General and administrative expenses include repairs and maintenance.

DIRECT COSTS OF SERVICES > Direct costs of services primarily include the costs of obtaining and marketing property for auctions.

CASH EQUIVALENTS > Cash equivalents are liquid investments comprised primarily of bank and time deposits with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

FINANCIAL INSTRUMENTS > The carrying amounts of cash and cash equivalents, accounts receivable, short-term borrowings, due to consignors, accounts payable and accrued liabilities and commercial paper are a reasonable estimate of their fair value. The fair value of notes receivable is estimated using the current interest rates at which similar loans would be made to borrowers for the same remaining maturities.

INVENTORY > Inventory consists of objects obtained incidental to the auction process as well as for investment purposes. Inventory is valued at the lower of cost or management's estimate of net realizable value.

INTANGIBLE ASSETS > Intangible assets include goodwill, lease rights and subscriber lists. Goodwill is being amortized principally over fifteen to forty years. The amounts assigned to other intangible assets are amortized on a straight-line basis over estimated useful lives not to exceed twenty-five years.

EARNINGS PER SHARE > Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share." Basic earnings per share is based on the weighted average number of outstanding shares of common stock. Diluted earnings per share is based on the weighted average number of shares of common stock and common stock equivalents (stock options). Prior period earnings per share have been restated. The basic and diluted weighted average number of shares used for the earnings per share calculations were as follows:

(In millions)                           1997           1996           1995
============================================    ===========    ===========
BASIC                                   56.0           55.7           55.9
DILUTIVE EFFECT OF OPTIONS               0.3            0.7            0.3
                                 -----------    -----------    -----------
DILUTED                                 56.3           56.4           56.2


             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-37

> notes to consolidated financial statements (continued)

FOREIGN CURRENCY TRANSLATION > Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Income statement amounts are translated using weighted average monthly exchange rates during the year. Gains and losses resulting from translating foreign currency financial statements are accumulated in a separate component of shareholders' equity until the subsidiary is sold or substantially liquidated.

STOCK-BASED COMPENSATION > Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Accordingly, pro forma net income and earnings per share information has been presented in Note K as required under SFAS No. 123.

IMPAIRMENT OF LONG-LIVED ASSETS > Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable.

RECLASSIFICATIONS > Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

USE OF ESTIMATES > The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[NOTE-C> Geographic Data

In the following table North America includes the United States ("U.S.") and Canada; Europe includes the United Kingdom ("U.K.") and continental Europe; and Asia primarily includes operations in Hong Kong, Taiwan, Japan and Australia.

                                                                                                       Year ended December 31
(Thousands of dollars)                                                                    1997            1996           1995
==============================================================================    ============    ============   ============
REVENUES          North America                                                   $    189,039    $    172,864   $    153,900
                  Europe                                                               172,662         148,179        147,324
                  Asia                                                                  20,091          15,453         11,656
                                                                                  ------------    ------------   ------------
                  Total                                                           $    381,792    $    336,496   $    312,880
                                                                                  ============    ============   ============

==============================================================================    ============    ============   ============
OPERATING         North America                                                   $     41,149    $     51,238   $     39,699
INCOME (LOSS)     Europe                                                                37,290          29,384         26,476
                  Asia                                                                     833            (870)        (2,809)
                  Corporate                                                            (11,513)        (11,544)        (6,525)
                                                                                  ------------    ------------   ------------
                  Total                                                           $     67,759    $     68,208   $     56,841
                                                                                  ============    ============   ============

==============================================================================    ============    ============   ============
IDENTIFIABLE      North America                                                   $    551,901    $    322,962   $    311,934
ASSETS            Europe                                                               297,336         314,656        263,916
                  Asia                                                                  11,004          18,480         24,254
                                                                                  ------------    ------------   ------------
                  Total                                                           $    860,241    $    656,098   $    600,104
                                                                                  ============    ============   ============


PAGE NUMBER: B-38

> notes to consolidated financial statements (continued)

[NOTE-D> Accounts and Notes Receivable

Accounts and notes receivable consist of the following:

                                                 As at December 31
(Thousands of dollars)                           1997         1996
=====================================================   ==========
ACCOUNTS AND OTHER RECEIVABLES             $  357,521   $  271,788
ALLOWANCE FOR DOUBTFUL ACCOUNTS                (6,799)      (7,655)
                                           ----------   ----------
                                              350,722      264,133
                                           ----------   ----------
NOTES RECEIVABLE                              276,401      153,137
ALLOWANCE FOR DOUBTFUL ACCOUNTS                (3,620)      (2,501)
                                           ----------   ----------
                                              272,781      150,636
                                           ----------   ----------
Total                                      $  623,503   $  414,769
                                           ==========   ==========

Accounts receivable included $2.1 million and $1.2 million at December 31, 1997 and 1996, respectively, relating to the purchase of art objects at auction by employees, officers, directors and other related parties.

Under the standard terms and conditions of the Company's auction sales, the Company is not obligated to pay consignors if it has not been paid by the purchaser. If the purchaser defaults on payment, the Company has the right to cancel the sale and return the property to the owner, re-offer the property at auction or negotiate a private sale.

In certain situations, when the purchaser takes possession of the property before payment is made, the Company is liable to the seller for the net sale proceeds. As of December 31, 1997 and 1996, accounts receivable included approximately $179.6 million and $120.3 million, respectively, of such sales. As of February 27, 1998, $137.2 million of the amount outstanding at December 31, 1997 had been paid. Amounts outstanding at December 31, 1996 which remained outstanding at December 31, 1997 totaled $0.1 million. Management believes that adequate allowances have been established to provide for potential losses on these amounts.

The average interest rates charged on notes receivables were 9.1% at December 31, 1997 and 1996. The estimated fair value of notes receivable was $275.6 million and $152.4 million at December 31, 1997 and 1996, respectively.

As of December 31, 1997, an amount equal to approximately 51% of the Company's notes receivable (current and non-current) was extended to two borrowers. No other individual loans amounted to more than 5% of total assets at December 31, 1997. Although the Company's general policy is to make secured loans at loan to value ratios (principal loan amount divided by the low auction estimate of the collateral) of 50% or lower, on certain occasions the Company will lend, on a secured basis, at loan to value ratios higher than 50%. The loan to value ratios on the loans noted above exceed 50%, however, neither loan has a loan to value ratio greater than 70%. In addition, on certain occasions, the Company will also lend amounts at loan to value ratios higher than 50% where the Company participates in a share of the sale proceeds if the property sells for more than an agreed target amount and the Company shares in a portion of the loss if the property does not sell at or above the target amount. At December 31, 1997, approximately 41% of the estimated value of collateral securing the Company's notes receivable was Impressionist and Modern art.

Interest income on impaired loans is recognized to the extent cash is received. Where there is doubt regarding the ultimate collectibility of principal for impaired loans, cash receipts, whether designated as principal or interest, are thereafter applied to reduce the recorded investment in the loan.


             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-39

> notes to consolidated financial statements (continued)

Following are the changes in the allowance for credit losses relating to notes receivable for the twelve months ended December 31, 1997 and 1996:

                                                         Year ended December 31
(Thousands of dollars)                                           1997      1996
=====================================================================   =======
ALLOWANCE FOR CREDIT LOSSES AT DECEMBER 31, 1996 AND 1995     $ 2,501   $ 3,052
PROVISIONS                                                      1,251       604
WRITEOFFS                                                        (257)   (1,201)
OTHER                                                             125        46
                                                              -------   -------
ALLOWANCE FOR CREDIT LOSSES AT DECEMBER 31, 1997 AND 1996     $ 3,620   $ 2,501
                                                              =======   =======

[NOTE-E> Inventory

Inventory consists principally of objects obtained incidental to the auction process primarily as a result of honoring authenticity claims of purchasers, purchasers defaulting on accounts receivable after the consignor has been paid, purchasing property at the minimum price guaranteed by the Company and purchases of property for investment purposes.

The inventory and related allowances to adjust the cost of inventory to management's estimated net realizable value are as follows:

                                                              As at December 31
(Thousands of dollars)                                         1997        1996
===================================================================    ========
INVENTORY, AT COST                                         $ 39,300    $ 31,600
NET REALIZABLE VALUE ALLOWANCES                             (15,726)    (16,799)
                                                           --------    --------
TOTAL                                                      $ 23,574    $ 14,801
                                                           ========    ========

[NOTE-F> Investments

On May 23, 1990, the Company purchased the common stock of the Pierre Matisse Gallery Corporation ("Matisse") for approximately $153 million. The assets of Matisse consisted of a collection of fine art (the "Matisse inventory"). Upon consummation of the purchase, the Company contributed the Matisse inventory to AMA and entered into the AMA partnership agreement with Acquavella Contemporary Art, Inc. to sell the Matisse inventory. The Company accounts for its investment in AMA under the equity method of accounting in the Consolidated Financial Statements, including its share of AMA's operating results in other revenue. The total net assets of the partnership consist principally of the inventory described above. The Company reflects its 50% interest in the net assets of the partnership in investments in the Consolidated Balance Sheets. This investment totaled $35.2 million and $35.8 million at December 31, 1997 and 1996, respectively.

To the extent that the partnership requires working capital, the Company has agreed to lend the same to the partnership. As of December 31, 1997, no such amounts were outstanding.

In 1997, the Company made investments of $2.3 million in other affliliates.


PAGE NUMBER: B-40

> notes to consolidated financial statements (continued)

[NOTE-G> Properties

Properties consist of the following:

                                                 As at December 31
(Thousands of dollars)                           1997         1996
=====================================================   ==========
LAND                                       $      276   $      170
BUILDING AND BUILDING IMPROVEMENTS             43,792       39,264
LEASEHOLDS AND LEASEHOLD IMPROVEMENTS          40,784       39,849
FURNITURE, FIXTURES AND EQUIPMENT              57,613       49,702
OTHER                                           6,419        5,574
                                           ----------   ----------
                                              148,884      134,559
LESS: ACCUMULATED DEPRECIATION                (70,342)     (63,983)
                                           ----------   ----------
TOTAL                                      $   78,542   $   70,576
                                           ==========   ==========

[NOTE-H> Credit Arrangements

Short-term borrowings consist of the following:

                                                 As at December 31
(Thousands of dollars)                           1997         1996
=====================================================   ==========
BANK LINES OF CREDIT                       $    2,152   $    3,200
OTHER SHORT-TERM OBLIGATIONS                       16           11
                                           ----------   ----------
TOTAL                                      $    2,168   $    3,211
                                           ==========   ==========

BANK LINES OF CREDIT > At December 31, 1997 and 1996, $2.2 million and $3.2 million, respectively, were outstanding under domestic and foreign lines of credit at weighted average annual interest rates of 5.44% and 7.39%, respectively.

COMMERCIAL PAPER > The Company may issue up to $200 million in notes under its U.S. commercial paper program. At December 31, 1997, $117.0 million of commercial paper borrowings were outstanding. These borrowings were classified on the Consolidated Balance Sheets as a long-term liability based on the Company's ability to maintain or refinance these obligations on a long-term basis. At December 31, 1996 no commercial paper borrowings were outstanding. The notes do not bear interest but are issued at a discount, which is negotiated by the Company and purchaser prior to each issuance. The weighted average annual interest rate on notes outstanding at December 31, 1997 was 6.05% with an average maturity of 19.5 days.

BANK CREDIT FACILITIES > On July 11, 1996, the Company entered into a $300 million Bank Credit Agreement (the "Credit Agreement"). The Credit Agreement represents an amendment and restatement of the Company's former $300 million credit agreement which was executed in August 1994. Borrowings under the Credit Agreement are permitted through July 11, 2001 in either U.S. dollars or U.K. pounds sterling. Under the terms of the Credit Agreement, interest is calculated based on the London Interbank Offering Rate ("LIBOR"). A facility fee of 0.10% per annum is charged on the amount of the commitment. Commitment fees totaled $0.3 million and $0.4 million for the years ended December 31, 1997 and 1996, respectively. The Credit Agreement contains certain financial covenants. Under these covenants, the Company is permitted to pay dividends, however, the Company is required to maintain consolidated tangible net worth, as defined, of at least $150 million. At December 31, 1997, consolidated tangible net worth, as defined, was $241.1 million. The Company had no outstanding borrowings under these facilities during 1997.

Interest paid on borrowings totaled $5.5 million, $2.7 million and $4.5 million in the years ended December 31, 1997, 1996 and 1995, respectively.


             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-41

> notes to consolidated financial statements (continued)

[NOTE-I> Income Taxes

                                                                                                       Year ended December 31
(Thousands of dollars)                                                                    1997            1996           1995
==============================================================================    ============    ============   ============
INCOME            Domestic                                                        $     19,514    $     31,595   $     28,235
BEFORE            Foreign                                                               44,943          36,649         26,068
TAXES                                                                             ------------    ------------   ------------
                  Total                                                           $     64,457    $     68,244   $     54,303
                                                                                  ============    ============   ============

------------------------------------------------------------------------------    ------------    ------------   ------------
INCOME            Federal                                                         $      7,136    $     11,241   $      5,890
TAXES             State and local                                                        3,824           5,067          4,611
CURRENT           Foreign                                                               15,220          10,519         10,223
                                                                                  ------------    ------------   ------------
                                                                                        26,180          26,827         20,724
------------------------------------------------------------------------------    ------------    ------------   ------------
INCOME TAXES      Federal                                                               (3,426)         (2,299)          (932)
DEFERRED          Foreign                                                                1,095           2,770          1,929
                                                                                  ------------    ------------   ------------
                                                                                        (2,331)            471            997
                                                                                  ------------    ------------   ------------
                  Total                                                           $     23,849    $     27,298   $     21,721
                                                                                  ============    ============   ============

As required by SFAS No.109, the components of deferred income tax assets and liabilities are disclosed below:

                                                                                              As at December 31
(Thousands of dollars)                                                                        1997         1996
=====================================================================================    =========    =========
CURRENT           Asset provisions and accrued liabilities                               $   6,401    $   4,655
DEFERRED TAX                                                                             =========    =========
ASSETS
-------------------------------------------------------------------------------------    ---------    ---------
NON-CURRENT       Basis difference in partnership assets                                 $  12,772    $  13,075
DEFERRED TAX      Depreciation                                                                (864)        (582)
LIABILITIES                                                                              ---------    ---------
                  Total                                                                  $  11,908    $  12,493
                                                                                         =========    =========

The effective tax rate varied from the statutory rate as follows:

                                                         Year ended December 31
                                                     1997       1996       1995
---------------------------------------------------------    -------    -------
STATUTORY FEDERAL INCOME TAX RATE                    35.0%      35.0%      35.0%
STATE AND LOCAL TAXES, NET OF FEDERAL TAX BENEFIT     3.9        4.8        5.5
FOREIGN TAXES AT RATES GREATER THAN U.S. RATES        0.9        0.7        3.6
TAXABLE FOREIGN SOURCE INCOME                        (2.5)       0.0        1.5
OTHER                                                (0.3)      (0.5)      (5.6)
                                                  -------    -------    -------
EFFECTIVE INCOME TAX RATE                            37.0%      40.0%      40.0%
                                                  =======    =======    =======

Undistributed earnings of foreign subsidiaries included in consolidated retained earnings at December 31, 1997 and 1996 amounted to $23.3 million and $25.0 million, respectively. Such amounts are considered to be reinvested indefinitely or will be distributed from income that would not incur a significant tax consequence and, therefore, no provision has been made for taxes that would be payable upon distribution of these earnings.

Total income tax payments, net of refunds, during 1997, 1996 and 1995 were $24.2 million, $12.7 million and $12.3 million, respectively.


PAGE NUMBER: B-42

> notes to consolidated financial statements (continued)

[NOTE-J> Lease Commitments

The Company conducts its business on premises leased in various locations under long-term operating leases expiring through 2060. Net rental payments under operating leases amounted to $13.1 million, $11.9 million and $12.0 million, respectively, for the years ended December 31, 1997, 1996 and 1995.

Properties under capital leases, which relate primarily to computer and office equipment, are not material. Future minimum lease payments under noncancelable operating leases in effect at December 31, 1997 are as follows:

(Thousands of dollars)
===================================================================
1998                                                        $14,179
1999                                                         11,687
2000                                                         10,367
2001                                                          9,283
2002                                                          9,194
THEREAFTER                                                   65,789
                                                           --------
TOTAL FUTURE MINIMUM LEASE PAYMENTS                        $120,499
                                                           ========

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

[NOTE-K> Shareholders' Equity

COMMON STOCK AND PUBLIC OFFERING > Effective May 13, 1988, 11,006,214 shares of Class A Limited Voting Common Stock ("Class A Common Stock") were sold in an initial public offering by the Company's shareholders. Effective June 30, 1992, an additional 11,000,000 shares of Class A Common Stock were sold in a secondary public offering by certain of the Company's shareholders. The Class A Common Stock is traded on stock exchanges in both the U.S. and the U.K.

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. Both classes of common stock share equally in cash dividend distributions.

PREFERRED STOCK > In addition to Class A and B Common Stock outstanding, the Company has the authority to issue 50,000,000 shares of Preferred Stock, no par value. No such shares were issued and outstanding at December 31, 1997 and 1996.

STOCK OPTION PLANS > At December 31, 1997, the Company has reserved 7,276,000 and 6,000,000 shares of Class B Common Stock for issuance in connection with the 1987 Stock Option Plan and the 1997 Stock Option Plan ("the Plan"), respectively. The Plan succeeded the 1987 Stock Option Plan.

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



             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-43

> notes to consolidated financial statements (continued)

At December 31, 1997 and 1996, there were outstanding options under the Plan and the 1987 Stock Option Plan for the purchase of 6,696,365 and 5,775,084 shares, respectively, at prices ranging from $1.50 to $22.62 per share. Stock option transactions during 1997, 1996 and 1995 are summarized as follows (shares in thousands):

                                                                                                      OPTIONS OUTSTANDING
                                                                       --------------------------------------------------
                                              Shares reserved for                                                Weighted
                                          issuance under the plan             Shares             Prices     average price
=================================================================      =============    ===============   ===============
INITIAL GRANT SEPTEMBER 1, 1987                            12,507              7,628    $          1.50   $          1.50
-----------------------------------------------------------------      -------------    ---------------   ---------------
BALANCE AT DECEMBER 31, 1994                                9,711              5,515    $    1.50-22.62   $         11.86
             Options granted                                                   1,217    $   10.87-14.12   $         11.03
             Options canceled                                                   (214)   $   10.87-16.50   $         13.15
             Options exercised                               (221)              (221)   $    1.50-13.37   $          6.78
-----------------------------------------------------------------      -------------    ---------------   ---------------
BALANCE AT DECEMBER 31, 1995                                9,490              6,297    $    1.50-22.62   $         11.83
             Options granted                                                     754    $   14.00-17.00   $         15.13
             Options canceled                                                   (183)   $   10.87-20.87   $         13.65
             Options exercised                             (1,093)            (1,093)   $    1.50-16.50   $          8.34
-----------------------------------------------------------------      -------------    ---------------   ---------------
BALANCE AT DECEMBER 31, 1996                                8,397              5,775    $    1.50-22.62   $         12.86
             Options granted                                                   2,279    $   15.75-18.94   $         17.72
             Options canceled                                                   (237)   $   10.87-17.13   $         13.64
             Options exercised                             (1,121)            (1,121)   $    1.50-18.00   $         10.23
-----------------------------------------------------------------      -------------    ---------------   ---------------
Balance at December 31, 1997                                7,276              6,696    $    3.50-22.62   $         14.92
                                                     ============      =============    ===============   ===============

The following table summarizes information about options outstanding at December 31, 1997 (shares in thousands):

                                                                 OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                               -----------------------------------------------------   -------------------------------
                                                           Weighted
                                  Outstanding     average remaining         Weighted      Exercisable         Weighted
Range of prices                   at 12/31/97      contractual life    average price      at 12/31/97    average price
=============================================   ===================   ==============   ==============   ==============
$3.50                                       4             0.2 years   $         3.50                4   $         3.50
$10.63-12.75                            1,605             5.5 years   $        11.43              804   $        11.81
$13.00-14.75                            1,879             5.7 years   $        13.70            1,197   $        13.43
$15.75-17.00                            1,320             7.6 years   $        16.20              435   $        16.46
$17.12-22.62                            1,888             9.4 years   $        18.23               52   $        20.55
                               --------------                                          --------------   --------------
                                        6,696                                                   2,492   $        13.57
                               ==============                                          ==============   ==============

The weighted average fair value per share of options granted during the years ended December 31, 1997, 1996 and 1995 was $6.46, $5.52 and $4.01, respectively. At December 31, 1996 and 1995, 2,498,527 and 2,593,235 options were exercisable at a weighted average exercise price of $11.96 and $9.99, respectively.

In February 1998, the Company approved an additional aggregate grant of 1,190,000 options pursuant to the Plan.

PERFORMANCE SHARE PURCHASE PLAN > At December 31, 1997, the Company had reserved 2,000,000 shares of Class B Common Stock for issuance in connection with the Performance Share Purchase Plan (the "Performance Plan"). At December 31, 1997, 430,500 options were outstanding under the Performance Plan.

The following table summarizes information about options outstanding at December 31, 1997 under the Performance Plan:

                                                                                                    Weighted
OPTIONS OUTSTANDING                                                   Shares          Prices   average price
============================================================================   =============   =============
INITIAL GRANT FEBRUARY 1996 AND BALANCE AT DECEMBER 31, 1996         215,000   $        3.69   $        3.69
            Options granted                                          271,500   $        4.29   $        4.29
            Options canceled                                          56,000   $   3.69-4.29   $        4.02
                                                                  ----------   -------------   -------------
BALANCE AT DECEMBER 31, 1997                                         430,500   $   3.69-4.29   $        4.03
                                                                  ==========   =============   =============

PAGE NUMBER: B-44

The Company recognized compensation expense of $1.3 million and $0.5 million in 1997 and 1996, respectively, relating to the Performance Plan.

Pursuant to the Performance Plan, options are granted with an exercise price equal to at least 25% of the fair market value of the Class B Common Stock at the date of grant.

Options granted under the Performance Plan will be exercisable upon the fulfillment of certain performance criteria, based on the Company's earnings per share or return on equity, or both, as determined by the Audit and Compensation Committee of the Board of Directors, as well as fulfillment of time vesting requirements. The options, which generally have a three-year performance period, time vest regardless of achieving performance criteria, in one third increments on each of the third, fourth and fifth anniversaries of the date of grant. If the performance goal has been achieved at the time these options begin time vesting, the options will become exercisable when the time vesting requirement is met. If the performance goal has not been achieved by the end of the performance period, the options will not become exercisable upon vesting. Rather, the designated performance goal will automatically be adjusted and the performance period will be extended one year. Upon achievement of the adjusted performance goal, the options will be exercisable to the extent they have time vested. If the adjusted performance goal is not achieved by the end of the seventh year after the date of grant, the options will expire. During the term of each Performance Plan option, the option accrues dividend equivalents which are payable to the option holder when the option becomes exercisable. During 1997, the Audit and Compensation Committee approved an acceleration of the time vesting for options granted during 1996 and 1997. These options will time vest on the date the performance criteria is achieved.

The weighted average fair value per share of options granted during 1997 and 1996 was $11.99 and $10.33, respectively.

In February 1998, the Company approved an additional aggregate grant of 302,500 options pursuant to the Performance Plan.

PRO FORMA DISCLOSURE OF THE COMPENSATION COST FOR STOCK OPTION PLANS > Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted under SFAS No. 123, the Company has elected to continue to measure stock-based compensation using the intrinsic value approach under APB Opinion No. 25, the former standard. If the former standard for measurement is elected, SFAS No. 123 requires supplemental disclosure to show the effects of using the new measurement criteria.

Had compensation cost for the Plan and the Performance Plan been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                   Year ended December 31
                                                           1997         1996         1995
===============================================================   ==========   ==========
NET INCOME--AS REPORTED                              $   40,608   $   40,946   $   32,582
NET INCOME--PRO FORMA                                $   38,044   $   39,345   $   31,460
BASIC EARNINGS PER SHARE--AS REPORTED                $     0.73   $     0.73   $     0.58
DILUTED EARNINGS PER SHARE--AS REPORTED              $     0.72   $     0.73   $     0.58
BASIC EARNINGS PER SHARE--PRO FORMA                  $     0.68   $     0.71   $     0.56
DILUTED EARNINGS PER SHARE--PRO FORMA                $     0.68   $     0.70   $     0.56

The pro forma information reflected above may not be representative of the amounts to be expected in future years as the fair value method of accounting contained in SFAS No. 123 had not been applied to options granted prior to January 1995.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for all grants: dividend yield of 2.1%; expected volatility of 30%; risk-free rate of return of 6%; and expected life of 7.5 years. The compensation cost generated by the Black-Scholes model may not be indicative of the future benefit received by the option holder.

DIRECTOR STOCK OWNERSHIP PLAN > At December 31, 1997, the Company had reserved 180,110 shares of Class A Common Stock for issuance in connection with the Director Stock Ownership Plan. During 1997 and 1996, 15,390 and 4,500 shares, respectively, were issued to non-employee directors under this plan.

STOCK REPURCHASE PROGRAMS > In June of 1996, the Company authorized an increase in the number of shares of its outstanding Class A Common Stock to be acquired under the November 30, 1995 stock repurchase program from 1 million shares to 4 million shares. As of December 31, 1997, 2.5 million shares had been repurchased under this program.


             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-45

> notes to consolidated financial statements (continued)

[NOTE-L> Pension Arrangements

The Company has a U.S. defined contribution plan that covers employees after 90 days of service. The Company contributes 2% of each participant's compensation to the plan. In addition, participants may elect to contribute between 2% and 12% of their compensation, up to the maximum amount allowable under IRS regulations, on a pre-tax basis. Effective May 1, 1996, employee savings are matched by a Company contribution of up to an additional 6% of the participant's compensation. Prior to May 1, 1996, the Company matched employee savings up to an additional 3% of the participant's compensation. The Company's contributions amounted to $2.5 million, $2.0 million and $1.7 million for the years ended December 31, 1997, 1996 and 1995, respectively.

The Company also contributes to a defined benefit pension plan covering substantially all employees in the U.K. on an annual basis.

The components of the net pension expense for the U.K. pension plan are as follows:

                                                         Year ended December 31
(Thousands of dollars)                               1997       1996       1995
=========================================================   ========   ========
SERVICE COST                                     $  3,656   $  3,229   $  2,874
INTEREST COST ON PROJECTED BENEFIT OBLIGATIONS      6,568      5,854      5,169
ACTUAL RETURN ON PLAN ASSETS                      (24,718)   (17,346)   (11,622)
NET AMORTIZATION AND DEFERRAL                      13,553      7,552      3,664
                                                 --------   --------   --------
NET PENSION EXPENSE (BENEFIT)                    $   (941)  $   (711)  $     85
                                                 ========   ========   ========

The funded status of the U.K. plan is as follows:

                                                                    As at December 31
                                                                    1997         1996
========================================================================    =========
ACCUMULATED VESTED BENEFIT OBLIGATIONS                         $  90,975    $  80,892
EFFECT OF FUTURE SALARY INCREASES                                  6,419        5,831
                                                               ---------    ---------
TOTAL PROJECTED BENEFIT OBLIGATIONS                               97,394       86,723
                                                               ---------    ---------
PLAN ASSETS AT FAIR MARKET VALUE, PRIMARILY STOCKS AND BONDS     142,023      122,355
                                                               ---------    ---------
EXCESS OF PLAN ASSETS OVER PROJECTED BENEFIT OBLIGATIONS          44,629       35,632
UNRECOGNIZED NET TRANSITION ASSET                                 (2,461)      (3,070)
UNRECOGNIZED PRIOR SERVICE COST                                    2,870        3,057
UNRECOGNIZED NET GAIN                                            (38,368)     (30,589)
                                                               ---------    ---------
PREPAID PENSION COST RECORDED IN CONSOLIDATED BALANCE SHEET    $   6,670    $   5,030
                                                               =========    =========

The weighted average discount rate used in determining actuarial values for the U.K. pension plan was 7.0% in 1997 and 8.0% in 1996, the increase in future compensation levels was 6.0% in 1997 and 7.0% in 1996, and the expected weighted average long-term rate of return on plan assets was 9.0% in 1997 and 1996.

[NOTE-M> Related Party Transactions

Due to consignors included $0.2 million at December 31, 1997 relating to the sale of art objects at auction by employees, officers, directors and other related parties. No comparable amounts were included in Due to consignors at December 31, 1996. In addition, prior to December 1995, the Company had a loan program whereby the Company would directly lend money to certain officers and staff for a term of 15 years to purchase a residence under notes bearing interest at an annual rate equal to 1 to 2 percentage points below the prime rate. Outstanding direct loans amounted to $0.1 million and $0.6 million at December 31, 1997 and 1996, respectively. In December 1995, the majority of the loans under this program were refinanced and replaced by a bank loan program providing comparable loan terms and interest rates. All repayment obligations under this bank loan program are guaranteed by the Company. This program is available to employees at the Chief Executive Officer's discretion. For loans under this program exceeding $0.4 million, the approval


PAGE NUMBER: B-46

> notes to consolidated financial statements (continued)

of either the Audit and Compensation Committee or Executive Committee of the Board of Directors is required. All loans are repayable when an employee leaves the Company. The amount of guarantees outstanding was $6.6 million at December 31, 1997. See Notes D, J and N for additional related party disclosure.

[NOTE-N> Commitments and Contingencies

COMMITMENTS > As of February 27, 1998, the Company had entered into commitments of approximately $12 million for property additions and reburbishments.

LEGAL ACTIONS > The Company, in the normal course of business, is a defendant in various legal actions.

LENDING AND OTHER CONTINGENCIES > The Company enters into legally binding arrangements to lend, on a collateralized basis, to potential consignors and other individuals who have collections of fine art or other objects. Unfunded commitments to extend additional credit were approximately $27.7 million and $18.6 million at December 31, 1997 and 1996, respectively.

The Company has a bank loan guarantee program available to certain employees at the Chief Executive Officer's discretion whereby the employee borrows directly from a bank on a demand note basis and pays an annual interest rate equal to the prime rate. All of the repayment obligations of the employee are guaranteed by the Company and repayable when an employee leaves the Company. These obligations totaled $1.0 million at December 31, 1997.

On certain occasions, the Company will guarantee to the consignor a minimum price in connection with the sale of property at auction. The Company must perform under its guarantee only in the event that the property sells for less than the minimum price and the Company must pay the difference between the sale price at auction and the amount of the guarantee. At December 31, 1997 and February 27, 1998, the Company had outstanding guarantees totaling approximately $7.5 million and $6.2 million, respectively, which cover auction property having a mid-estimate sales price of approximately $10.1 million and $8.8 million, respectively. Under certain guarantees, the Company participates in a share of the proceeds if the property under guarantee sells above a minimum price. In addition, the Company is obligated under the terms of certain guarantees to fund a portion of the guarantee prior to the auction.

In the opinion of management, the commitments and contingencies described above and in Note P currently are not expected to have a material adverse effect on the Company's financial statements.

[NOTE-O> Derivative Contracts

The Company enters into forward exchange contracts to hedge foreign currency transactions. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset gains and losses on the assets or transactions being hedged. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to forward exchange contracts, but the Company does not expect any counterparties to fail to meet their obligations given their high-credit ratings. Gains and losses on contracts to hedge identifiable foreign currency commitments are recognized in income and offset the foreign exchange gains and losses on the underlying transactions. Premium or discount on forward contracts is amortized to interest expense over the life of the contract. At December 31, 1997, the Company's outstanding foreign currency forward contracts were not material.

[NOTE-P> Non-recurring Charges

In early 1997, a television program aired in the U.K. and a related book was published both of which contain certain allegations of improper or illegal conduct by current and former employees of the Company. In response to these allegations, the Board of Directors in February 1997 established a committee of independent directors to review the issues raised by the book and related matters. The Independent Review Committee retained outside independent counsel in the U.S. and the U.K. to assist and advise the Committee in its review. The Company's management also conducted its own internal review. Both reviews were completed in 1997. In 1997, the Company incurred $11.7 million of non-recurring charges which consisted primarily of legal and other professional fees associated with the Board of Directors' Independent Review Committee. The Company does not expect to incur any additional material expenses in relation to this matter.


             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-47

> notes to consolidated financial statements (continued)

[NOTE-Q> Acquisitions

In March 1997, the Company acquired Braverman, Newbold and Brennan, a real estate brokerage firm in Southampton, New York. In July 1997, the Company acquired Leslie Hindman Auctioneers, an auction house in Chicago, IL. Both of these acquisitions have been accounted for as a purchase. These acquisitions did not have a material effect on the Company's financial statements, thus pro forma results of operations have not been included herein.

[NOTE-R> Quarterly Results (Unaudited)

(Thousands of dollars, except per share data)                First       Second       Third       Fourth
======================================================   =========    =========   =========    =========
1997              Auction sales                          $ 207,262    $ 650,607   $ 137,778    $ 847,688
                                                         ---------    ---------   ---------    ---------
                  Auction and related revenues           $  44,783    $ 116,095   $  38,929    $ 136,752
                  Other revenues                             9,299       14,907      12,385        8,642
                                                         ---------    ---------   ---------    ---------
                  Total revenues                            54,082      131,002      51,314      145,394
                                                         ---------    ---------   ---------    ---------
                  Operating income (loss)
                          before non-recurring charges      (8,854)      51,297     (13,765)      50,781
                  Operating income (loss)
                          after non-recurring charges      (11,354)      48,297     (17,265)      48,081
                  Net income (loss)                      $  (6,783)   $  29,340   $ (11,322)   $  29,373
                  Basic earnings (loss) per share        $   (0.12)   $    0.53   $   (0.20)   $    0.52
                  Diluted earnings (loss) per share      $   (0.12)   $    0.52   $   (0.20)   $    0.52
                                                         ---------    ---------   ---------    ---------

(Thousands of dollars, except per share data)                First       Second       Third       Fourth
======================================================   =========    =========   =========    =========
1996              Auction sales                          $ 155,035    $ 630,981   $ 148,606    $ 664,973
                                                         ---------    ---------   ---------    ---------
                  Auction and related revenues           $  33,762    $ 115,784   $  30,335    $ 120,591
                  Other revenues                             7,034        8,814       7,884       12,292
                                                         ---------    ---------   ---------    ---------
                  Total revenues                            40,796      124,598      38,219      132,883
                                                         ---------    ---------   ---------    ---------
                  Operating income (loss)                  (13,910)      47,805     (15,914)      50,227
                  Net income (loss)                      $  (8,157)   $  28,570   $  (9,555)   $  30,088
                  Basic earnings (loss) per share        $   (0.15)   $    0.51   $   (0.17)   $    0.54
                  Diluted earnings (loss) per share      $   (0.15)   $    0.51   $   (0.17)   $    0.53
                                                         ---------    ---------   ---------    ---------


PAGE NUMBER: B-48

> REPORT OF INDEPENDENT AUDITORS AND REPORT OF MANAGEMENT

INDEPENDENT AUDITORS' REPORT
TO THE DIRECTORS AND SHAREHOLDERS
OF SOTHEBY'S HOLDINGS, INC.

We have audited the accompanying consolidated balance sheets of Sotheby's Holdings, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sotheby's Holdings, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
New York, New York
February 27, 1998

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


/s/ Diana D. Brooks          /s/ William S. Sheridan    /s/ Cyndee Grillo

Diana D. Brooks              William S. Sheridan        Cyndee Grillo
President and                Senior Vice President and  Vice President,
Chief Executive Officer      Chief Financial Officer    Controller and
                                                        Chief Accounting Officer

AUDIT AND COMPENSATION
COMMITTEE CHAIRMAN'S LETTER

The Audit and Compensation Committee (the "Committee") of the Board of Directors consisted of five independent directors. Information as to these persons, as well as the scope of duties of the Committee, is provided in the Proxy Statement. During 1997, the Committee met three times and reviewed with Deloitte & Touche LLP, the Director of the Internal Audit Department and management the various audit activities and plans, together with the results of selected internal audits. The Committee also reviewed the reporting of consolidated financial results and the adequacy of internal controls. The Committee recommended the appointment of Deloitte & Touche LLP as independent public accountants and considered factors related to their independence. Deloitte & Touche LLP and the Director of the Internal Audit Department met privately with the Committee on occasion to encourage confidential discussion as to any auditing matters.


/s/ Max M. Fisher

Max M. Fisher
Chairman, Audit and Compensation Committee



             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-49

> SOTHEBY'S HOLDINGS, INC.

BOARD OF DIRECTORS >

A. Alfred Taubman,
Chairman

Max M. Fisher,
Vice Chairman

The Marquess of Hartington,
Deputy Chairman

Diana D. Brooks,
President and
Chief Executive Officer

Honorable Conrad M. Black,
Chairman and Chief Executive Officer,
Hollinger, Inc.

Viscount Michael Blakenham,
MEPC plc

Kevin A. Bousquette,
Executive Vice President and
Chief Operating Officer

Ambassador Walter
J. P. Curley,
Chairman, The French
American Foundation

The Rt. Hon. The Earl of Gowrie,
Chairman,The Arts Council

Henry R. Kravis,
Founding General Partner,
Kohlberg Kravis Roberts & Co.


CORPORATE OFFICERS >

Diana D. Brooks,
President and Chief
Executive Officer

Kevin A. Bousquette,
Executive Vice President and
Chief Operating Officer

Susan Alexander,
Senior Vice President,
Worldwide Head of
Human Resources

John S. Brittain, Jr.,
Senior Vice President,
Treasurer

F. Paul Cuccia,
Senior Vice President,
Chief Information Officer

Paul Donaher,
Senior Vice President,
Head of Strategic Planning

Rena J. Moulopoulos,
Senior Vice President,
Worldwide Head of Compliance

Diana Phillips,
Senior Vice President,
Worldwide Head of
Corporate Affairs

Donaldson C. Pillsbury,
Senior Vice President,
General Counsel

William S. Sheridan,
Senior Vice President,
Chief Financial Officer

Patricia Carberry,
Vice President,
Worldwide Financial Systems

Cyndee Grillo,
Vice President, Controller
and Chief Accounting Officer

Daryl S. Wickstrom,
Vice President, Associate General Counsel

Robert C. Wolcott,
Vice President,
Head of Taxes


ADVISORY BOARD >

Giovanni Agnelli

Her Royal Highness
The Infanta Pilar de Borbon,
Duchess of Badajoz

Ann Getty

Alexis Gregory

Dr. Quo-Wei Lee

John L. Marion

The Rt. Hon. Sir Angus
Ogilvy, K.C.V.O.

Carroll Petrie

Mrs. Charles H. Price

Prof. Dr. Werner Schmalenbach

Baron Hans Heinrich
Thyssen-Bornemisza de Kaszon


> SOTHEBY'S WORLDWIDE MANAGEMENT

North and South America Board of Directors>

Richard E. Oldenburg,
Chairman, Sotheby's North
and South America

William F. Ruprecht,
Managing Director,
Executive Vice President,
Sotheby's North and
South America

John D. Block,
Vice Chairman, Sotheby's
North and South America,
Head of International
Jewelry

Warren P. Weitman, Jr.,
Vice Chairman, Sotheby's
North and South America,
Worldwide Head of
Business Development

C. Hugh Hildesley,
Executive Vice President,
Client Development

David N. Redden,
Executive Vice President,
Worldwide Head of Books,
Manuscripts and Collectibles

William W. Stahl, Jr.,
Executive Vice President,
Head of Decorative Arts

George Wachter,
Executive Vice President,
Head of Fine Arts

Susan Alexander,
Senior Vice President,
Worldwide Head of
Human Resources,
Sotheby's Holdings, Inc.

Alexander Apsis,
Senior Vice President,
Head of Impressionist and Modern Art

William Cottingham,
Senior Vice President,
Head of Regional Offices
North and South America


PAGE NUMBER: B-50

> Sotheby's worldwide management (continued)


Helyn Goldenberg,
Senior Vice President,
Chairman, Sotheby's Midwest

Tobias Meyer,
Senior Vice President,
Worldwide Head of
Contemporary Art

Thierry Millerand,
Worldwide Senior Expert,
European Furniture

James G. Niven,
Senior Vice President,
Head of Business Development,
North and South America

Diana Phillips,
Senior Vice President,
Worldwide Head of
Corporate Affairs,
Sotheby's Holdings, Inc.

Donaldson C. Pillsbury,
Senior Vice President,
General Counsel,
Sotheby's Holdings, Inc.

Andrea Van de Kamp,
Senior Vice President, Chairman,
West Coast Operations

Stuart N. Siegel,
President,
Sotheby's International Realty

Mitchell Zuckerman,
President,
Sotheby's Financial Services
and Sotheby's Ventures


Europe Board of Directors>

Henry Wyndham,
Chairman,
Sotheby's Europe

George Bailey,
Co-Managing Director,
Sotheby's Europe

Robin Woodhead,
Co-Managing Director,
Sotheby's Europe

Princess de Beauvau Craon,
President, Sotheby's France,
Deputy Chairman,
Sotheby's Europe

David W. Bennett, F.G.A.,
Chairman,
Sotheby's Switzerland
Deputy Chairman, Sotheby's
Europe, Head of
International Jewelry

Melanie Clore,
Deputy Chairman,
Sotheby's Europe,
Head of Impressionist and
Modern Art

James Stourton,
Deputy Chairman,
Sotheby's Europe,
Head of European Business Development

James Miller,
Deputy Chairman,
Sotheby's United Kingdom

Simon Taylor,
Deputy Managing Director,
Sotheby's Europe

Paul J. Mack,
Senior Director,
Head of Furniture

Tobias Meyer,
Senior Vice President,
Worldwide Head of
Contemporary Art

Kristen van Riel,
Managing Director,
Sotheby's France

Michel Strauss,
Co-Chairman,
Worldwide Impressionist
and Modern Art


Asia Board of Directors>

Alice Lam,
Co-Chairman,
Sotheby's Asia

Julian Thompson,
Co-Chairman,
Sotheby's Asia

James Godfrey
Senior Vice President,
Head of Chinese
Works of Art, Sotheby's
North and South America

Lisa Hubbard,
Senior Vice President,
Head of International
Jewelry, Sotheby's Asia

Colin Mackay,
Senior Director,
Head of Decorative Arts,
Sotheby's London

Justin Miller,
Managing Director,
Sotheby's Australia

Carlton Rochell,
Senior Vice President,
Division Head Asian Arts,
Sotheby's North and
South America

Tetsuji Shibayama,
President, Sotheby's Japan
Managing Director,
Sotheby's North Asia

John Tancock,
Senior Vice President,
Impressionist and Modern Art,
Sotheby's North and South
America and Japan

Yarman Vachha,
Finance and Operations Director,
Sotheby's Asia

Patricia Wong,
Head of Business Development,
China and Southeast Asia

Rita Wong

Quek Chin Yeow
Managing Director,
Sotheby's Singapore


Sotheby's Financial Services
and Sotheby's Ventures>

Mitchell Zuckerman,
President

Sotheby's International Realty>

Stuart N. Siegel,
President


             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-51

WORLDWIDE LOCATIONS >

SOTHEBY'S NORTH AND SOUTH AMERICA> UNITED STATES Atlanta, Baltimore, Bermuda, Beverly Hills(1), Boston, Chicago(1), Dallas, Honolulu, Houston, Long Island, Miami, Minneapolis, Monterey, Naples, New York(1), North Carolina, Palm Beach, Philadelphia, Puerto Rico, Richmond, St. Louis, San Francisco, Santa Barbara, Seattle, Tampa, Washington, D.C., Wilmington, CANADA Toronto(1), Vancouver, Victoria, B.C., ARGENTINA Buenos Aires, BRAZIL Rio de Janeiro, Sao Paulo, MEXICO Mexico City, Monterrey, VENEZUELA Caracas

SOTHEBY'S EUROPE> UNITED KINGDOM Billingshurst(1), Cheltenham, Chester, Cumbria, Derbyshire, Exeter, Hampshire, Harrogate, London(1), Newcastle-upon-Tyne, Newmarket, Norfolk, Northamptonshire, Northern Ireland, North Wales & The Marches, Nottinghamshire, Salisbury, Suffolk, SCOTLAND Edinburgh, Glasgow, REPUBLIC OF IRELAND Dublin, Co. Kildare, CHANNEL ISLANDS Guernsey, C.I., AUSTRIA Graz, Vienna, BELGIUM Brussels, CYPRUS Nicosia, CZECH REPUBLIC Prague, DENMARK Copenhagen, FINLAND Helsinki, FRANCE Bordeaux, Lyon, Montpellier, Paris, Strasbourg, GERMANY Berlin, Cologne, Frankfurt, Hamburg, Karlsruhe, Lower Saxony, Munich(1), Stuttgart, GREECE, HOLLAND Amsterdam(1), HUNGARY Budapest, ICELAND Reykjavik, INDIA Bombay, New Delhi, ISRAEL Tel Aviv(1), ITALY Florence, Milan(1), Rome, Turin, JORDAN, LUXEMBOURG, MONACO(1), NORWAY Oslo, PORTUGAL Lisbon, SOUTH AFRICA Cape Town, Johannesburg, SPAIN Barcelona, Bilbao, Madrid(1), SWEDEN Gothenburg, Stockholm(1), SWITZERLAND Basel, Geneva(1), Lugano, Zurich(1), SYRIA

SOTHEBY'S ASIA> AUSTRALIA Melbourne(1), Sydney(1), CHINA Shanghai, Hong Kong(1), INDONESIA Jakarta, JAPAN Tokyo, KOREA Seoul, MALAYSIA Kuala Lumpur, SINGAPORE(1), TAIWAN Taipei(1), THAILAND Bangkok

                    (1)TWENTY Salesrooms   FOURTY-SIX Countries


PAGE NUMBER: B-52

> SHAREHOLDERS INFORMATION

> COMMON STOCK PRICE

The quarterly price ranges and dividends per share of Class A Common Stock in 1997 and 1996 were as follows:

                                                           Cash dividends
Quarter                  High                   Low             per share
========   ==================   ===================   ===================
              1997       1996       1997       1996       1997       1996
           -------    -------   --------    -------   --------   --------
First      $18 7/8    $15 1/4   $     16    $12 3/4   $   0.10   $   0.08
Second      17 1/4         15     14 7/8     13 3/4       0.10       0.08
Third           21     16 5/8    16 3/16     13 3/8       0.10       0.08
Fourth          21     18 3/4    16 9/16     15 1/2       0.10       0.08
           -------    -------   --------    -------   --------   --------

The Company also has Class B Common Stock convertible on a share-for-share basis into Class A Common Stock. There is no public market for the Class B Common Stock. Cash dividends are payable equally on the Class A and B Common Stock.

The number of holders of record of the Class A Common Stock as of March 2, 1998 was 1,292. The number of holders of record of the Class B Common Stock as of March 2, 1998 was 31.


> ADMINISTRATIVE OFFICES

c/o Sotheby's Service Corporation
1334 York Avenue
New York, New York 10021

> TRANSFER AGENTS

Chase Mellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660
Tel: (800) 851-9677
Tel: (201) 329-8660
www.chasemellon.com

Computer Share Services plc
Registrar's Department
P.O. Box 82
Caxton House, Redcliffe Way
Bristol BS99 7NH England
Tel: 011 44 117 930 6666

> COMMON STOCK INFORMATION

Sotheby's Holdings, Inc. Class A Common Stock is listed on the New York Stock Exchange (symbol: BID) and the London Stock Exchange.

> ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Thursday, April 30, 1998 at 10:00 a.m. at
Sotheby's
34-35 New Bond Street
London

> FORM 10-K AND SHAREHOLDER INFORMATION

The 1997 Form 10-K filed with the Securities and Exchange Commission and other investor information may be obtained by writing to:

Investor Relations
Sotheby's
1334 York Avenue
New York, New York 10021
Tel: (800) 700-6321

U.K. Corporate Secretary's Office
Sotheby's
34-35 New Bond Street
London W1A 2AA
Tel: 011 44 171 293 5257

> NEW INFORMATION SERVICE FOR SHAREHOLDERS

Sotheby's latest financial information and news is now available by fax, recording or mail by calling our Shareholder Direct toll-free line at 1.800.700.6321, 24 hours a day, 7 days a week. This new service replaces our traditional printed quarterly press release included in your dividend statement and will provide you with faster, more convenient and more timely access to Sotheby's news.

> CERTIFIED PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281


             1997 > Sotheby's Holdings, Inc. and Subsidiaries  PAGE NUMBER: B-53

> PHOTO LEGEND

Sotheby's is > Fine Art (1) FRANS HALS' SAINT JOHN THE EVANGELIST SOLD IN LONDON FOR (POUND)1.9 MILLION ($3.2 MILLION). THIS RECENTLY-REDISCOVERED WORK ESTABLISHED AN AUCTION RECORD FOR THE ARTIST. COPYRIGHT THE J.PAUL GETTY MUSEUM, LOS ANGELES. (2) VINCENT VAN GOGH'S HARVEST IN PROVENCE SOLD IN LONDON FOR (POUND)8.8 MILLION ($14.7 MILLION), AN AUCTION RECORD FOR A WORK ON PAPER BY THE ARTIST. (3) ROY LICHTENSTEIN'S THE RING (DETAIL) BROUGHT $2.2 MILLION IN NEW YORK IN OUR STRONGEST SALE OF CONTEMPORARY ART SINCE 1990. COPYRIGHT ESTATE OF ROY LICHTENSTEIN, 1998. (4) JOHN SINGER SARGENT'S IN THE GARDEN, CORFU, THE BEST KNOWN AND MOST IMPORTANT WORK BY THE ARTIST, SOLD IN NEW YORK FOR $8.4 MILLION. (5) JACQUES-LOUIS DAVID'S PORTRAIT OF SUZANNE LE PELETIER DE SAINT-FARGEAU SET A RECORD FOR THE ARTIST IN BRINGING (POUND)3.7 MILLION ($6.1 MILLION) IN A LONDON SALE. (6) RUFINO TAMAYO'S SANDIAS (DETAIL) SOLD IN NEW YORK FOR $2.4 MILLION, THE SECOND HIGHEST PRICE FOR A WORK BY THE ARTIST. (7) GUSTAV KLIMT'S LITZLBERGERKELLERAM ATTERSEE (DETAIL) FROM THE COLLECTION OF SERGE SABARSKY SOLD IN NEW YORK FOR$14.7 MILLION, SETTING A RECORD FOR THE ARTIST. (8) THE HIGHEST PRICE FOR ANY WORK SOLD AT SOTHEBY'S IN 1997 WAS ACHIEVED BY PIERRE AUGUSTE RENOIR'S BAIGNEUSE, WHICH SOLD IN NEW YORK IN NOVEMBER FOR $20.9 MILLION, DOUBLE THE ESTIMATE. Sotheby's is > Decorative Art (9) AN IMPORTANT AND EXCEPTIONALLY LARGE UNGLAZED POTTERY FIGURE OF A CAPARISONED FEREGHAN STALLION (DETAIL), TANG DYNASTY, MORE THAN DOUBLED ITS ESTIMATE IN SELLING FOR $937,000 IN NEW YORK. (10) ONE OF A PAIR OF HIGHLY IMPORTANT LARGE ITALIAN BRONZE GROUPS (DETAIL) SOLD IN NEW YORK FOR $1.3 MILLION IN OUR AUCTION OF FRENCH FURNITURE AND DECORATIONS. (11) AN IMPORTANT JEWELRY BOX MADE FOR WILLIAM BECKFORD DURING THE FRENCH REVOLUTION BROUGHT FF5.2 MILLION ($906,250) IN MONACO. (12) AN IMPORTANT QUEEN ANNE CARVED AND FIGURED MAHOGANY BONNET-TOP HIGHBOY (DETAIL) GODDARD-TOWNSEND SCHOOL, NEWPORT, RHODE ISLAND, 1750-70 SOLD IN NEW YORK FOR $910,000, NEARLY FOUR TIMES THE HIGH ESTIMATE. (13) A HIGHLY IMPORTANT MING BLUE AND WHITE DRAGON BRUSHWASHER, SOLD IN HONG KONG FOR HK$16.5 MILLION ($2.1 MILLION), ESTABLISHING A NEW RECORD FOR BLUE AND WHITE PORCELAIN AT AUCTION. Sotheby's is > Precious Objects (14) AN ENORMOUS AND MONUMENTAL VICTORIAN VASE, " THE LARGE WATER VASE," SOLD IN NEW YORK FOR $750,500. (15) AN IMPORTANT AND RARE SYMPATHIQUE CLOCK (DETAIL) BY BREGUET, NO. 222 SET A RECORD FOR A TIMEPIECE BY BREGUET BRINGING SF1.1 MILLION ($788,214) IN GENEVA. (16) A MAGNIFICENT FANCY VIVID YELLOW DIAMOND RING WEIGHING 13.83 CARATS SOLD IN NEW YORK FOR $3.3 MILLION, A PER CARAT RECORD FOR A YELLOW DIAMOND AT AUCTION. (17) AN HISTORICALLY IMPORTANT SAPPHIRE, DIAMOND AND PEARL SUITE OF JEWELRY (DETAIL) WHICH WAS CONSIGNED BY THE COMTE AND COMTESSE DE PARIS AND ORIGINALLY BELONGED TO QUEEN MARIE-AMELIE OF FRANCE,WAS BOUGHT IN GENEVA FOR SF1.3 MILLION ($996,030) BY SHEIK AHMED H. FITAIHI. Sotheby's is > Special Sales
(18) THE BECK COLLECTION OF ILLUMINATED MANUSCRIPTS SOLD IN LONDON FOR (POUND)11.1 MILLION ($18.2 MILLION), A RECORD FOR A COLLECTION OF MANUSCRIPTS AT AUCTION. THE SANCT-BLASIEN PSALTER (DETAIL), IN LATIN WITH A FEW WORDS IN GERMAN, IS SHOWN. IT BROUGHT (POUND)2.5 MILLION ($4.1 MILLION). (19) THE HOME OF AMBASSADOR PAMELA HARRIMAN IN MIDDLEBURG, VIRGINIA SOLD THROUGH SOTHEBY'S INTERNATIONAL REALTY FOR $3.3 MILLION. PROPERTY FROM HER ESTATE WAS SOLD IN NEW YORK FOR $8.7 MILLION. (20) THE CONTENTS OF THE DAKOTA APARTMENT OF THE LEGENDARY COMPOSER AND CONDUCTOR LEONARD BERNSTEIN SOLD IN NEW YORK FOR $1.1 MILLION. (21) IMPORTANT ANCIENT GLASS FROM THE COLLECTION FORMED BY THE BRITISH RAIL PENSION FUND ACHIEVED (POUND)4.0 MILLION ($6.8 MILLION) WHEN IT SOLD IN LONDON. A ROMAN IRIDESCENT COLOURLESS GLASS CAGE-CUP DATING FROM CIRCA 300 A.D. BROUGHT (POUND)2.3 MILLION ($3.9 MILLION), A RECORD FOR A PIECE OF ANCIENT GLASS AT AUCTION. Sotheby's is > Innovative (22) THE WORLD'S MOST CELEBRATED DINOSAUR FOSSIL, THE LARGEST AND MOST COMPLETE SKELETON OF A TYRANNOSAURUS REX EVER FOUND, SOLD FOR $8.4 MILLION IN NEW YORK. THE EXHIBITION, WHICH WAS DESIGNED TO ILLUSTRATE THE COMPLEX FOSSIL IN THE MOST COMPLETE WAY, FASCINATED VISITORS, INCLUDING SCHOOL CHILDREN WHO WERE ABLE TO SEE FIRST-HAND THIS AMAZING PIECE OF HISTORY. "SUE"WAS PURCHASED FOR THE FIELD MUSEUM OF NATURAL HISTORY IN CHICAGO, ILLINOIS. Sotheby's is > Tradition (23) THE TRADITION OF SELLING FINE ART IS ONE WE HAVE MAINTAINED FOR TWO CENTURIES. OLD MASTER PAINTINGS HAVE GROWN TO REPRESENT 6% OF OUR TOTAL SALES IN 1997, WITH SEVERAL OUTSTANDING WORKS ACHIEVING RECORD PRICES. OUR OLD MASTER PAINTINGS AUCTION IN LONDON INCLUDED A PAIR OF VENETIAN SCENES BY CANALETTO, VENICE A VIEW OF THE PIAZZA SAN MARCO LOOKING EAST TOWARDS THE BASILICA AND THE CAMPANILE (SHOWN HERE), WHICH SOLD FOR (POUND)3.9 MILLION ($6.5 MILLION). Sotheby's is >Service (24) IN OUR SEARCH TO FIND INNOVATIVE WAYS TO REACH NEW AND EXISTING CLIENTS, WE CREATED A UNIQUE PARTNERSHIP WITH BERGDORF GOODMAN IN NEW YORK THAT ENABLED US TO EXHIBIT PROPERTY FROM THE COLLECTION OF THE DUKE AND DUCHESS OF WINDSOR IN BERGDORF'S WINDOWS ON FIFTH AVENUE. Sotheby's is > Dynamic (25) AMID A VOLATILE ECONOMIC ENVIRONMENT IN ASIA DURING THE LAST YEAR, SOTHEBY'S SALES WERE UP 23% OVER 1996 SALES. AMONG THE HIGHLIGHTS OF THE YEAR WAS A REMARKABLE GROUP OF MING AND QING IMPERIAL PORCELAIN FROM A DISTINGUISHED FAR EASTERN COLLECTION WHICH WAS THE BEST COLLECTION OF ITS KIND TO COME TO MARKET IN A DECADE. THE AUCTION BROUGHT HK$80.4 MILLION ($10.4 MILLION). THE TOP LOT, A UNIQUE IMPERIAL YELLOW-GROUND `LANDSCAPE' BOWL, SET A RECORD FOR QING DYNASTY PORCELAIN WHEN IT SOLD FOR HK$21.4 MILLION ($2.8 MILLION). Sotheby's is > Growth (26) A KEY GOAL FOR OUR FUTURE GROWTH IS TO USE ALL OF SOTHEBY'S SERVICES TO MEET THE NEEDS OF OUR CLIENTS. THE SALE IN FRANCE OF THE CHATEAU DE GROUSSAY IS A GOOD EXAMPLE OF THIS EFFORT. Cover left- EDGAR DEGAS' DANSEUSES SOLD IN NEW YORK IN MAY FOR $11.0 MILLION, AN AUCTION RECORD FOR A PASTEL BY THE ARTIST. Cover right- A BLUEPRINT DRAWING OF THE PROPOSED RENOVATION OF OUR NEW YORK HEADQUARTERS ON YORK AVENUE AND 72ND STREET.

DESIGN> SANDRA BURCH EDITORIAL> SOTHEBY'S NEW YORK PHOTOGRAPHY> KEN ADLARD, PAUL DE HUECK, GRANT DEUDNEY, BETTE MARSHALL, CYNTHIA MATTHEWS, PHILIP PERKIS, NEAL WILSON


PAGE NUMBER: B-54

                               [GRAPHIC OMITTED]

SOTHEBY'S IN 2000> OUR NEW YORK HEADQUARTERS WILL BE A STATE-OF-THE-ART AUCTION FACILITY, STREAMLINING AND CONSOLIDATING OUR OPERATIONS, PROVIDING THE MOST INNOVATIVE FULL-SERVICE CENTER IN THE ART WORLD ... A MAJOR STEP IN OUR BLUEPRINT FOR THE FUTURE.

                                       97
                                     ------
                                     ANNUAL
                                     ------
                                     REPORT
                                     ------

                                  --> SOTHEBY'S
                                  -------------
                                  Founded 1744


                               [GRAPHIC OMITTED]


                            BLUEPRINT FOR THE FUTURE

                                       97
                                       --
                                        A
                                       --
                                        R
                                       --

                                       -->

                            SOTHEBY'S HOLDINGS, INC.