Form 10-K, Exhibit 13
period 1998-12-31
SOTHEBYS HOLDINGS INC
filed 1999-03-26
CIK 823094

                                [PHOTO OMITTED]

      1998      Sotheby's Holdings, Inc. Annual Report

                                [PHOTO OMITTED]

                           Building upon a solid base

                                                             Building Our Future


FINANCIAL HIGHLIGHTS 2         SHAREHOLDER'S LETTER 5              FINANCIALS 31

Nineteen ninety-eight  FINANCIAL PERFORMANCE

   [The following table was depicted as a bar graph in the printed material.]

                        1994        1995        1996        1997        1998
                        ----        ----        ----        ----        ----
                                           ($ in million)
REVENUES                259.7       312.9       336.5       381.8       447.1
EXPENSES*               226.6       256.0       268.3       302.3       351.1
NET INCOME**             20.3        32.6        40.9        48.0        54.3

* Excludes non-recurring charges of $11.7 million in 1997 and $15.2 million in 1998.

** Excludes non-recurring charges of $7.4 million in 1997 and $9.3 million in 1998 after tax.


2 SOTHEBY'S HOLDINGS, INC.

                                                          YEAR ENDED DECEMBER 31

(Thousands of dollars, except per share data)           1998             1997              1996          1995           1994
                                                 -----------      -----------       -----------   -----------    -----------
STATEMENT OF OPERATIONS DATA
      AUCTION SALES(1) .....................     $ 1,939,743      $ 1,843,335       $ 1,599,595   $ 1,665,378    $ 1,330,001
                                                 -----------      -----------       -----------   -----------    -----------
      AUCTION AND RELATED REVENUES .........     $   367,204      $   335,511       $   302,196   $   282,096    $   233,557
      OTHER REVENUES .......................          79,848           46,281            34,300        30,784         26,106
                                                 -----------      -----------       -----------   -----------    -----------
      TOTAL REVENUES .......................         447,052          381,792           336,496       312,880        259,663
      OPERATING INCOME .....................          95,978(2)        79,459(4)         68,208        56,841         33,033
      NET INCOME ...........................     $    54,298(3)   $    47,979(5)    $    40,946   $    32,582    $    20,259
                                                 -----------      -----------       -----------   -----------    -----------
      DILUTED EARNINGS PER SHARE ...........     $      0.95(3)   $      0.85(5)    $      0.73   $      0.58    $      0.36
                                                 -----------      -----------       -----------   -----------    -----------

BALANCE SHEET                                                                                                 AT DECEMBER 31
      NET CASH (DEBT)(6) ...................     $    69,140      $   (85,526)      $    63,675   $    (3,103)   $    (1,416)
                                                 -----------      -----------       -----------   -----------    -----------
      SHAREHOLDERS' EQUITY .................     $   314,087      $   260,068       $   253,972   $   227,482    $   211,052
                                                 ===========      ===========       ===========   ===========    ===========

(1)   Auction sales represent sales at the hammer price plus buyer's premium.
(2)   Excludes 1998 non-recurring charge of $15.2 million.
(3)   Excludes 1998 non-recurring charge of $9.3 million after tax.
(4)   Excludes 1997 non-recurring charges of $11.7 million.
(5)   Excludes 1997 non-recurring charges of $7.4 million after tax.
(6)   Short-term borrowings and commercial paper less cash and cash equivalents.

SHAREHOLDER COMMUNICATION SERVICE Sotheby's Financial Information and News Releases are available by recording, fax or through the mail by calling our shareholder direct toll free line at 800.700.6321, 24 hours a day. In addition to providing financial information, our website, sothebys.com, includes on-line auction catalogue text, a global events calendar, and sale results.

A WORLDWIDE BUSINESS Sotheby's conducts business in 41 countries with 20 auction centers. In 1998 we held over 680 auctions worldwide in 80 collecting categories. We sold approximately 175,000 lots with an average lot price of $11,000. 78% of the total lots sold were below $5,000. Our expert staff numbers approximately 400 and our expert department heads have an average of nearly 20 years experience with Sotheby's.

GEOGRAPHIC DISTRIBUTION                                DEPARTMENTAL DISTRIBUTION
OF 1998 AUCTION SALES                                      OF 1998 AUCTION SALES
-----------------------                                -------------------------

                                                                     10% Jewelry

                                                               22% Impressionist
                 56% North America                                and Modern Art

               32% United Kingdom                        7% Old Master Paintings

                                                             8% Contemporary Art

             9% Continental Europe                           12% Other Paintings
                                                                   and Fine Arts

                                                                    8% Furniture

                           3% Asia                     6% 19th Century Paintings

                                                       21% Other Decorative Arts

                                                              6% Books and Other


three SOTHEBY'S HOLDINGS, INC.

                                [PHOTO OMITTED]

                  A. ALFRED TAUBMAN        DIANA D. BROOKS

                           Chairman        President and
                                           Chief Executive Officer

                                                             To Our Shareholders

      Sotheby's stands on the threshold of great change-possibly the greatest change in our 255-year history. Our York Avenue expansion is proceeding on schedule, rising six floors above our existing location, becoming a state-of-the-art auction facility and cultural destination. New premises in Amsterdam and Zurich will open this year, furthering our European strategy of having salesrooms in key locations. We have just announced the formation of sothebys.com, our Internet auction division, which we expect will transform our business. As we write this letter in February 1999, it is clear that the dynamism of our business and the opportunities for us this year were made possible by initiatives, strategies and relationships that were planned or strengthened in 1998, a pivotal year for our Company.

We are pleased to report that net income increased for the sixth consecutive year, reaching $54.3 million, or $0.95 per diluted share, excluding a non-recurring charge. Through modest growth in our worldwide auction sales,

                                           Building a Dynamic Business Worldwide

which achieved $1.9 billion, a 5% increase over 1997, as well as record contributions from our Financial Services and Real Estate operations for the second consecutive year, total revenues increased to $447.1 million.

Building projects, development of several client service and business initiatives, as well as our Internet auction strategy, predominated in 1998.

BUILDING PROJECTS Three new buildings-in New York, Amsterdam and Zurich-will revolutionize the way we conduct business, improving efficiency while enhancing the overall client experience with Sotheby's. This year we began construction on six additional stories at our New York headquarters, and we will move into these top floors in 1999, holding our first auctions in the autumn. We anticipate completion of this building project in the year 2000, with the renovation of the first four floors finished. In Amsterdam and Zurich we are building new and larger middle-market sales centers to take advantage of opportunities within these key European cities.

RETURN ON
SHAREHOLDERS'
EQUITY

  [The following table was depicted as a bar graph in the printed material.]

                        94      95      96      97      98
                      ----    ----    ----    ----    ----
                      10.4%   15.4%   18.0%   18.9%   20.9%

Excludes non-recurring charges of $7.4 million in 1997 and $9.3 million in 1998 after tax.

five SOTHEBY'S HOLDINGS, INC.

Nineteen ninety-eight BUILDING A DYNAMIC BUSINESS

CLIENT SERVICE Providing first-class client service will always be among our highest priorities. This year we instituted a worldwide client management system. We have reconfigured personnel to more productively manage key client relationships, implemented a sophisticated client activity tracking system and instituted an ongoing client service feedback process to support this important function in the Company.

INTERNET AUCTIONS We believe that sothebys.com, and our innovative strategy for conducting auctions on the Internet, will add to the dynamic of the global art and antiques market, creating great potential for Sotheby's and our dealer associates. We are committing significant resources to developing the highest level of on-line technology. This, combined with Sotheby's world-renowned name, our expertise and a guarantee of authenticity, has the possibility of creating immense value for the Company.

Our auction sales achieved $1.9 billion, the highest total since 1990. This increase was driven by growth in the United States market, while auction sales in our European and Asian operations declined for the year. Overall market strength in North America as well as several successful single-owner collections led to an increase in auction sales of 17% over 1997. Our European auction sales declined 3% over 1997, reflecting a lack of single-owner

IN THE FUTURE SOTHEBY'S WILL BECOME A MORE DYNAMIC BUSINESS BY LEVERAGING OUR

                              collections. In Asia, which represents 3% of our total auction sales, economic difficulties led to a decrease in auction sales of 36%.

                              The memorable auctions of the Collection of the Duke and Duchess of Windsor and The Reader's Digest Collection set the tone for 1998. We sold over 160 lots for more than $1 million each, including Claude Monet's Waterlily pond and path by the water, which brought $33.0 million, and Andy Warhol's Orange Marilyn, which achieved $17.3 million.

                              People remain at the heart of our business, and we have made several important board and personnel appointments that will enhance our current management team. We were pleased to add two members to our Board of Directors, Jeffrey Miro and Sharon Percy Rockefeller. Jeffrey is Chairman of the Michigan and New York based law firm of Miro Weiner & Kramer and served as Corporate Secretary of the Sotheby's Holdings, Inc. board from 1983 until 1998. Sharon is President and Chief Executive Officer of WETA


6 SOTHEBY'S HOLDINGS, INC.

TV/FM public stations in Washington, D.C. and is also a member of various corporate, nonprofit, fine arts and educational boards. Sotheby's will benefit greatly from their distinguished experiences.

In 1998 we appointed Robin Woodhead to the new position of Chief Executive of Sotheby's Europe as part of an overall management restructuring. We are also pleased to welcome Debbie Zoullas to the position of Executive Vice President of Sotheby's Holdings, Inc. Following a 22-year career with Morgan Stanley, she brings a wealth of knowledge and expertise in finance and management that will be of great benefit to us. We are also delighted to have Susan Solomon join us as Chief Executive Officer of sothebys.com and Executive Vice President of Sotheby's Holdings, Inc. Her background in law and finance and experience as CEO of Lancit Media and Sony Worldwide Networks make Susan ideally qualified for this new business.

   [The following table was depicted as a bar graph in the printed material.]

CLOSING
STOCK PRICE
As of December 31

                         93      94      95      96      97      98
                       -----   -----   -----   -----   -----   -----
                       15.38   11.50   14.25   18.63   18.75   32.00

                       ($ per share)

AUCTION EXPERTISE AS WE EXPLORE AND DEVELOP EXCITING NEW BUSINESS
OPPORTUNITIES.

The core auction business remains our major focus and we look forward to the great promise that the 1999 auction season holds for us. It will include the collection of the late John Hay and Betsey Cushing Whitney, estimated in excess of $80 million; property from The Estate of an Italian Connoisseur, the largest auction of furniture and decorations held in London this century and expected to bring more than $15 million; and baseball memorabilia from the Collection of Barry Halper, estimated in excess of $15 million and to be offered both live and over the Internet. We will also be participating in the sale of the contents of the Chateau de Groussay, which will take place outside Paris this June and will, we hope, be a prelude to our holding auctions in Paris.

The success of the past year and the potential of 1999 would not be possible without the commitment and dedication of our worldwide staff. We are very grateful to them, to our clients and to you, our shareholders, for your ongoing support of Sotheby's at this exciting time.

/s/ A. Alfred Taubman         /s/ Diana D. Brooks


A. Alfred Taubman             Diana D. Brooks
Chairman                      President and Chief Executive Officer


seven SOTHEBY'S HOLDINGS, INC.

Building and strengthening

                                [PHOTO OMITTED]

                                [PHOTO OMITTED]


                                                               to promote growth

Nineteen ninety-eight  BUILDING A DYNAMIC BUSINESS

            Visitors to Sotheby's often remark on the unusual and exciting nature of what we do. Whether in Amsterdam, Hong Kong, London, Zurich or New York, our buildings are filled with works of art either on exhibition in our galleries or tucked away behind the scenes, being researched and catalogued. Looking into the future, we envision a Sotheby's that will be more open and accessible. You will notice in this report that we have shown pictures of construction in progress along with highlights of the year's successes in many auction categories. The new buildings that we discuss in the following sections of our report will house a company of many diverse talents and activities. They will also open our firm to the world in revolutionary new ways.

SOTHEBY'S NEW YORK Our largest and most exciting building project is our New York headquarters, which when complete will be a 404,000 square foot, 10-story com-

Building New Auction Centers STATE-OF-THE-ART FACILITIES IN KEY AMERICAN

                                [PHOTO OMITTED]

                        plex with a dramatic nine-story atrium flooded with natural sunlight. This new building will house all of our New York auction operations in one convenient location. Open storage systems and dynamic exhibition space will allow our clients and experts far greater access to works of art. Within this open, energetic and welcoming environment clients will have the opportunity to view many more works of art from a larger number of collecting categories than was ever before possible. Our new building will also streamline the auction process, allowing better property management and tighter cost control.

An inviting restaurant and fine arts bookstore will attract clients and new visitors, while a rooftop sculpture garden will showcase our clients' finest sculpture. Five


10 SOTHEBY'S HOLDINGS, INC.

new salesrooms will allow us to hold many more auctions, and expanded exhibition space-including a 25,000 square-foot tenth-floor gallery for works of the finest quality-will allow clients to view more property in a gallery-like setting. Another key feature, high-density storage, will provide experts with immediate access to property, thus simplifying the cataloguing, marketing and storage process, while reducing costs. The completed building will enable us to expand business opportunities and to realize our vision for the future of Sotheby's.

SOTHEBY'S ZURICH Our strategy for the Continent

                                [PHOTO OMITTED]

AND EUROPEAN CITIES WILL STRENGTHEN AND DIVERSIFY OUR CORE AUCTION BUSINESS.

SOTHEBY'S ZURICH Our new selling center in the landmark Ober Building will be completed in early 1999, providing our clients with a convenient location for transacting business.

Opposite page:

SOTHEBY'S AMSTERDAM Currently under construction, this facility will enable us to diversify our sales and house a bookstore and restaurant.

is to create middle-market selling centers in convenient European cities. Our new offices and salesrooms in Zurich are located in the heart of the city's cultural center in the landmark Ober Building. This new location, to be completed in early 1999, will provide increased exhibition space and salesrooms, expanding our Continental business and providing an alternative to those clients wishing to sell outside the European Community.

SOTHEBY'S AMSTERDAM Located in the center of the emerging business district, our Amsterdam selling center is close to the railroad and motorway leading to the international airport. This building, opening in the fall of 1999 with four salesrooms and twice our current exhibition space, will create growth opportunities for Sotheby's in the European middle-market.

LONDON Sotheby's origins in 1744 as a book auctioneer are evoked in our newly completed, purpose-built bookroom in our Bond Street headquarters. The Aeolian Hall in the Grosvenor Gallery, one of the most elite gallery addresses in the Victorian era, has been transformed into a space for exhibitions and auctions of our collectibles departments.


eleven SOTHEBY'S HOLDINGS, INC.

Laying the foundation

                                [PHOTO OMITTED]

                                [PHOTO OMITTED]


                                                          for creative marketing

Nineteen ninety-eight  BUILDING A DYNAMIC BUSINESS

                  REDESIGNING A GLOBAL MARKETPLACE In past years we have talked in this report about a global marketplace based on traditional auction methods. Now, however, new technology will profoundly change the way Sotheby's does business.

                  SOTHEBYS.COM The emergence of the Internet has paved the way for the development of an electronic marketplace of great potential, and the auction business specifically has shown itself to be well suited to this exciting medium. By providing access to a marketplace operating across all geographic borders, in every language, 24 hours a day, 365 days a year, Internet commerce transcends the limitations of our current auction methods. With this in mind, early in 1999 we announced the formation of sothebys.com, a new Internet auction business, which draws on financial and personnel resources of the auction company.

Creating New Business Initiatives SOTHEBY'S WILL ENTER THE 21ST CENTURY POSIED

                              Beginning in the summer of 1999, sothebys.com will be a marketplace for property in more than 80 collecting categories encompassing art, antiques, jewelry and collectibles. This property will come from our core auction business as well as from Sotheby's Internet Associates, a worldwide group of selected professionals in the arts community. While Sotheby's alone would be a strong presence on the Internet, our association with this group makes a powerful combination, providing buyers and sellers with a geographic reach and range of property of an unparalleled scale. Our Internet auction business enables us to bring Sotheby's, a company recognized and trusted worldwide for its experience and expertise, to this exciting new marketplace.


14 SOTHEBY'S HOLDINGS, INC.

Currently, Sotheby's website offers complete on-line auction catalogue text for the United States, London, Geneva and Hong Kong, a global events calendar, advanced search capabilities for individual objects and sales results. The content of this website will evolve, becoming an integral part of our Internet business. This dynamic site has had almost 3,000 user sessions per day with an average session time of more than 10 minutes, far above the web average.

CLIENT SERVICE Among several global initiatives in the area of client service during 1998 was the for-

                                [PHOTO OMITTED]

                                  sothebys.com

We believe that as image technology develops and as e-commerce becomes increasingly important, the volume and the value of art, antiques, jewelry and collectibles offered on sothebys.com will also increase significantly.

TO TAKE FULL ADVANTAGE OF NEW OPPORTUNITIES IN AN EXPANDING ELECTRONIC MARKETPLACE.

mation of our new Private Client Services Group, designed after the private banking model. A Sotheby's representative now assumes administrative responsibility for each key client, and a purpose-built system tracks all aspects of a client's relationship with Sotheby's. Broader training programs for our employees and ongoing surveys have also enhanced our client service.

SAP PROJECT 2000 AND FINANCIAL SYSTEMS UPGRADE We have taken the opportunity with our Year 2000 Project to upgrade our financial systems and to create a global infrastructure, servicing major sales sites and improving client service, while streamlining and standardizing our financial processes worldwide. When completed, this geographic systems integration will enhance client service, increase efficiency and improve information quality by enabling our many sales locations to share up-to-date information on a real-time basis. Sotheby's significant financial commitment to this project will have a positive impact on the future of our business by reducing costs and increasing revenues.


fifteen SOTHEBY'S HOLDINGS, INC.

Building upon a solid base

                                [PHOTO OMITTED]

                                [PHOTO OMITTED]


                                              of expertise and market knowledge.

Nineteen ninety-eight  BUILDING A DYNAMIC BUSINESS

                  THE GLOBAL FRANCHISE OF SOTHEBY'S While Sotheby's conducts business in many different countries, each with its own distinct culture and customs, we continually seek to unify and streamline our operations in order to build the strongest possible global franchise. In this section we have commented on key developments in each region of the world and reviewed auction highlights.

                  NORTH AND SOUTH AMERICA The United States continued to enjoy great economic strength during the year, driving robust auction sales in North America. Highlighted by several outstanding single-owner collections and the active participation of established as well as many new clients, our New York sales increased 17% year-over-year, accounting for 56% of our total auction sales worldwide.

                  The Collection of the Duke and Duchess of Windsor, the longest auction of its kind in

A Year of Successes IN 1998 SOTHEBY'S CONTINUED TO BROADEN AND STRENGTHEN ITS

                              American history, set the tone for the year's successes. Preceded by a nine-day public exhibition, this Collection of nearly 3,000 lots was offered in 18 auction sessions that brought $23.4 million.

                              Other exceptional auctions included property from the Collection of Jaime Ortiz-Patino, comprising silver, furniture, rare books and manuscripts. Highlighted by the record-setting The Hours of Saint-Lo and The Walpole Inkstand, the Patino Collection brought $26.5 million. The John F. Eulich Collection of American Western art was another extraordinary success, totalling $25.0 million. New and established American private collectors strongly supported the contemporary art market during the year, helping to set many new artist records. One


18 SOTHEBY'S HOLDINGS, INC.

of the highlights was Andy Warhol's Orange Marilyn, which sold for $17.3 million. An historic group of 38 Impressionist, Modern and Contemporary works from the renowned Reader's Digest Collection brought a strong $90.5 million. In another great success, the Santa Anita Collection of paintings by the British sporting artist Sir Alfred J. Munnings sold for $12.6 million. An exquisite collection of jewels from the Estate of Betsey Cushing Whitney, including specially commissioned pieces by Cartier, Van Cleef & Arpels, Tiffany & Co. and Verdura, brought $11.8 million.

                                [PHOTO OMITTED]

Few items were more emblematic of the historic auction of the Collection of The Duke and Duchess of Windsor than the BOX CONTAINING A PIECE OF THEIR WEDDING CAKE, estimated at $500/1,000, which sold for $29,900.

GLOBAL FRANCHISE WHILE PURSUING STRATEGIC INITIATIVES AND CONDUCTING MEMORABLE AUCTIONS.

During 1998 we identified opportunities to strengthen our franchise in North America. An important platform for growth and brand recognition at the local level is our network of regional offices and locations, and during this year we examined each to ensure the optimal allocation of resources. This year we held three times the number of events and outreach programs in our regional network. We bought a wine auctioneer in Chicago, Davis & Company, making Sotheby's the only firm to hold wine auctions in New York, Chicago and Los Angeles. In jewelry we are focusing on an expansion of our private sale business. Educational studies will play an increasingly important role in the Company by leveraging our expertise and enhancing our brand recognition throughout the world. In North America, we will continue to strengthen and broaden our educational programs, bringing them to a wider audience.



nineteen SOTHEBY'S HOLDINGS, INC.

Nineteen ninety-eight SOTHEBY'S HIGHLIGHTS

                                [PHOTOS OMITTED\


20 SOTHEBY'S HOLDINGS, INC.

                                [PHOTOS OMITTED\


twenty-one SOTHEBY'S HOLDINGS, INC.

Nineteen ninety-eight  BUILDING A DYNAMIC BUSINESS

                  EUROPE Our European sales were down 3% as a result of a decline in single-owner auctions and a lower average lot value. However, a number of exceptional works achieved great prices. The highlight of the year was Claude Monet's Waterlily pond and path by the water, which brought $33.0 million, making it the most expensive painting sold in Europe since 1990. Contemporary art also sold well in Europe throughout the year. Our fall sale achieved $19.6 million, again the highest total in Europe since 1990. Another highlight, The Bird of Paradise Collection of superb jewels from a European estate, which were designed by the renowned French jeweler Van Cleef & Arpels, brought $9.5 million in our Geneva sale.

                  During 1998 we undertook an extensive reorganization of our European management team and operating structure. Our goal is to have a company that is unified in its prac-

THE YEAR WAS HIGHLIGHTED BY AUCTIONS OF A NUMBER OF MASTERPIECES AS WELL AS SEVERAL

                  tices and standards, providing the same products and services throughout the Continent, while at the same time accommodating the needs of a region with diverse languages and cultures. To further our goal, we have appointed new Managing Directors in France, Germany, Italy and Switzerland and have reorganized the management structure in London. We are confidant that our new management team, combined with our new facilities in Zurich and Amsterdam and enhanced salesrooms in London, will strengthen our European network, enabling us to better service our clients and grow our business.

                  Our French operation offers us significant potential for growth in Europe. Following the opening of our new


22 SOTHEBY'S HOLDINGS, INC.

premises in Paris at the historic Galerie Charpentier last year, legislation to permit us to hold auctions in France was delayed. The legislation is now expected to be reviewed in early summer 1999. In the meantime, we have built our presence in France, increasing export volume to our other selling centers. We have made interim plans to participate in auctions together with Maitre Herve Poulain and Maitre Remi Le Fur. This relationship will enable us to be involved in auctions of important collections such as the sale of the contents of Chateau de Groussay, which will take place in June 1999 at a location outside of Paris.

                                [PHOTO OMITTED]

THE WARWICK TABLES, an extraordinary pair of giltwood and lacquer tables presented by George IV to the 3rd Earl of Warwick, sold in London for $2.7 million and represented one of the most important lots of English furniture offered at auction.

REMARKABLE SINGLE-OWNER COLLECTIONS SOLD AT SOTHEBY'S IN NEW YORK AND LONDON.

ASIA As companies around the world have carefully examined their Asian resources and businesses so has Sotheby's, and our commitment to Asia remains long-term. With the economic difficulties in the region, our 1998 sales decreased 36%. Nonetheless, we were pleased by the sale of Eight Treasures from a Private Collection, which featured a highly important fine and rare blue and white Meiping vase, which brought $1.4 million.

In the short term, we continue to capitalize on opportunities in the region by sourcing consignments from Asia for sales throughout the world and by conducting private transactions. While we believe that we are prepared for any eventuality in the region, we have taken additional steps to reorganize and streamline our operations. We named Carlton Rochell, who has been at Sotheby's for 12 years, Managing Director of Sotheby's China and Southeast Asian Operations and Asian Art Worldwide. Carlton has run the Asian division in New York with great effectiveness, and we know that he will make important contributions to our Asian operations. We believe that our strategy in this region will leave us well positioned for the future.


twenty-three SOTHEBY'S HOLDINGS, INC.

Balancing the demands

                                [PHOTO OMITTED]

                                [PHOTO OMITTED]

                                                          of a diverse business.

Nineteen ninety-eight  BUILDING A DYNAMIC BUSINESS

                  We remain committed to exploring new areas where we can be of greatest service while diversifying our revenue stream. In the past 20 years we have created such innovative businesses as financial services, ventures, real estate, restoration and education. They now make significant financial contributions to Sotheby's while strengthening client relationships through the added service each provides.

                  SOTHEBY'S FINANCIAL SERVICES An important subsidiary of the auction business for over two decades, Sotheby's Financial Services provides art-related financing secured by works of art to our clients throughout the world. Our capital structure affords us the flexibility to approach new opportunities with creative solutions that meet our stringent credit requirements. Our loan portfolio increased to $442.6 million at September 30, 1998, the highest level in history, as a result of a loan extended

Complementing Our Core Business  SOTHEBY'S IS COMMITTED TO DEVELOPING

                  in May 1998. This loan, which had an original maturity of December 31, 2001, was repaid in the fourth quarter of 1998 and was the major contributor to Financial Services' record performance. While we believe that current market conditions will reduce the demand for loans in the next year, we will continue to seek opportunities in this business.

                  SOTHEBY'S INSURANCE BROKERAGE SERVICES As a logical extension of our business, we formed Sotheby's Insurance Brokerage Services, Inc. Under an operating arrangement with J&H Marsh & McLennan, the world leader in risk and insurance services, clients can obtain a fine and decorative arts policy through Sotheby's. Designed to protect works of art, jewelry


26 SOTHEBY'S HOLDINGS, INC.

and antiques acquired privately or at auction, this coverage is also offered for homes purchased through Sotheby's International Realty.

SOTHEBY'S VENTURES We formed Sotheby's Ventures to meet a demand for the private sales of artwork. Sotheby's Ventures also purchases works of art for its own account, or in partnership with dealers, in transactions designed to take advantage of market opportunities. Our extensive international network, combined with our team of art and finance experts, makes us ideally suited to create the perfect match between seller and buyer.

                                 [PHOTO OMITTED]

SOTHEBY'S INTERNATIONAL REALTY OFFICE IN LONDON An important addition to Sotheby's International Realty's worldwide company-owned brokerage network was opened on Sloan Street this year.

BUSINESSES THAT WILL EXPAND AND ENRICH THE SERVICES WE PROVIDE OUR CLIENTS.

SOTHEBY'S INTERNATIONAL REALTY Sotheby's International Realty is a worldwide organization providing brokerage, marketing and consulting services for luxury properties through its network of 15 company-owned brokerages, 6 regional offices and more than 175 affiliates. In 1998, we enjoyed another year of record growth. Sales increased 35%, based on an average selling price of $1.4 million. We made key additions to our company-owned brokerage operations through acquisitions and office openings in London, Santa Fe, Santa Barbara and downtown Manhattan. We also launched our first newsstand magazine, Sotheby's International Realty Domain. With a team of managers who have an average of 18 years of expertise in the industry and our extensive geographic reach, we have positioned ourselves well for any eventualities in the market.

BUILDING A DYNAMIC BUSINESS As we build new facilities and forge new businesses for a new century, we remain committed to the expertise and service that have been the foundation of Sotheby's from the beginning.


twenty-seven SOTHEBY'S HOLDINGS, INC.

Creating the Sotheby's of tomorrow

                                [PHOTO OMITTED]

                                [PHOTO OMITTED]

                                                     while respecting tradition.

                                [PHOTO OMITTED]

                                                               Financial Section

SELECTED FINANCIAL DATA                                                       32

MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS
OF OPERATIONS & FINANCIAL CONDITION                                           33

CONSOLIDATED STATEMENTS OF INCOME                                             40

CONSOLIDATED BALANCE SHEETS                                                   41

CONSOLIDATED STATEMENTS OF CASH FLOWS                                         42

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                    43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                    44

REPORT OF INDEPENDENT AUDITORS, REPORT OF
MANAGEMENT AND AUDIT COMMITTEE CHAIRMAN'S LETTER                              62

CORPORATE INFORMATION                                                         63

SELECTED FINANCIAL DATA

                                                                                                  YEAR ENDED DECEMBER 31
(Thousands of dollars, except per share data)       1998             1997              1996          1995           1994
                                             -----------      -----------       -----------   -----------    -----------
AUCTION SALES (1) ...............            $ 1,939,743      $ 1,843,335       $ 1,599,595   $ 1,665,378    $ 1,330,001
                                             -----------      -----------       -----------   -----------    -----------
AUCTION AND RELATED REVENUES ....            $   367,204      $   335,511       $   302,196   $   282,096    $   233,557
OTHER REVENUES ..................                 79,848           46,281            34,300        30,784         26,106
                                             -----------      -----------       -----------   -----------    -----------
TOTAL REVENUES ..................            $   447,052      $   381,792       $   336,496   $   312,880    $   259,663
OPERATING INCOME ................                 80,778(2)        67,759(3)         68,208        56,841         33,033
INCOME BEFORE TAXES .............                 73,813(2)        64,457(3)         68,244        54,303         33,765
                                             -----------      -----------       -----------   -----------    -----------
NET INCOME ......................            $    45,025(4)   $    40,608(5)    $    40,946   $    32,582    $    20,259
                                             -----------      -----------       -----------   -----------    -----------
BASIC EARNINGS PER SHARE ........            $      0.79(4)   $      0.73(5)    $      0.73   $      0.58    $      0.36
                                             -----------      -----------       -----------   -----------    -----------
DILUTED EARNINGS PER SHARE ......            $      0.79(4)   $      0.72(5)    $      0.73   $      0.58    $      0.36
                                             -----------      -----------       -----------   -----------    -----------
CASH DIVIDENDS DECLARED PER SHARE            $      0.40      $      0.40       $      0.32   $      0.24    $      0.24
                                             -----------      -----------       -----------   -----------    -----------

                                                                                                       AS OF DECEMBER 31
(Thousands of dollars)                              1998             1997              1996          1995           1994
                                             -----------      -----------       -----------   -----------    -----------
WORKING CAPITAL .................            $   126,841      $   123,522       $    57,966   $   101,394    $    70,031
TOTAL ASSETS ....................                770,010          860,241           656,098       600,104        557,084
COMMERCIAL PAPER ................                     --          117,000                --        38,000         27,500
NET CASH (DEBT) (6) .............                 69,140          (85,526)           63,675        (3,103)        (1,416)
SHAREHOLDERS' EQUITY ............                314,087          260,068           253,972       227,482        211,052
                                             ===========      ===========       ===========   ===========    ===========

(1)   Auction sales represent sales at the hammer price plus buyer's premium.
(2)   Includes 1998 non-recurring charges of $15.2 million.
(3)   Includes 1997 non-recurring charges of $11.7 million.
(4)   Includes 1998 non-recurring charges of $9.3 million after tax.
(5)   Includes 1997 non-recurring charges of $7.4 million after tax.
(6)   Cash and cash equivalents less short-term borrowings and commercial paper.


32 SOTHEBY'S HOLDINGS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

      RESULTS OF OPERATIONS YEARS ENDED DECEMBER 31, 1998 AND 1997

Note C ("Segment Reporting") of the Consolidated Financial Statements should be read in conjunction with this discussion.

Auction sales for Sotheby's Holdings, Inc. (together with its subsidiaries, the "Company") totaled $1,939.7 million during 1998, an increase of $96.4 million, or 5%, compared to the prior year. The increase in worldwide sales was due to a 10% increase in the average selling price per lot sold in 1998 as compared to 1997, offset by a 4% decrease in the number of lots sold. Overall, worldwide sales of Fine Art increased 11%, led by increases in Contemporary art, 19th Century paintings and drawings, American paintings and drawings and Impressionist and Modern art, offset by a slight decrease in Old Master paintings. Other sales increases included Silver, English Furniture and French and Continental Furniture. Auction sales recorded by the Company's foreign operations were not materially affected by translation to United States ("U.S.") dollars.

The following is a geographical breakdown of the Company's auction sales for 1998 and 1997:

(Thousands of Dollars)                                 1998                 1997
                                                 ----------           ----------
NORTH AMERICA ........................           $1,074,428           $  919,028
EUROPE ...............................              803,931              828,192
ASIA .................................               61,384               96,115
                                                 ----------           ----------
TOTAL ................................           $1,939,743           $1,843,335
                                                 ==========           ==========

The sales increase in North America of $155.4 million, or 17%, during 1998 was primarily a result of broad-based growth in virtually every collecting category. The growth was due to increases in American paintings and drawings, 19th Century paintings and drawings, Impressionist and Modern art and Contemporary art. The growth was also due to the result of several outstanding single owner sales, most notably the Reader's Digest Corporate Collection, the Collection of Jamie Ortiz-Patino comprised of silver, furniture, rare books and manuscripts, the John F. Eulich Collection of American Western art and the Collection of H.R.H. the Duke and Duchess of Windsor. Sales in Europe, which for purposes of this discussion consists of the United Kingdom ("U.K.") and continental Europe ("the Continent"), decreased $24.3 million, or 3%. The decrease was primarily due to 1997 single owner sales, most notably the sale of Illuminated Manuscripts from the Beck Collection for which there were no comparable sales in the current year and, to a lesser extent, a decrease in a number of collecting categories. Asian sales decreased $34.7 million, or 36% primarily due to the slow down of the economies within Asia. The Company continues to maintain a presence in the Asian markets but is unable to predict the effect, if any, of the unstable Asian economies on the Company's operating results. Historically, Asia has accounted for approximately five percent of annual sales. Asia accounted for three percent of sales in 1998.

Worldwide revenues from auction and related operations increased $31.7 million, or 9%, in 1998 compared to 1997. This increase is primarily due to a significant increase in principal activities and higher commission revenue (which consists of buyer's premium, seller's commission and expense recoveries) that resulted from the increased auction sales discussed above and expense recoveries associated with the sale of the Collection of H.R.H. the Duke and Duchess of Windsor. Principal activities include: net gains (losses) on sales of inventory (including inventory obtained as a result of the auction process as well as inventory acquired for investment purposes); the Company's share of operating results from its investments in Acquavella Modern Art ("AMA") and other equity investments; net income (loss) earned from guarantees and the net gains (losses) related to sales of secured loan collateral where the Company shares in the gain
(loss) if the property sells either above or below its investment. The increase in principal activities was primarily due to an increase in net income earned on guarantees, an increase in net gains related to sales of secured loan collateral that exceeded investment and an increase in the Company's share of operating results of AMA.

Other revenues consist primarily of revenues from the Company's Real Estate and Finance operating segments. Other revenues increased $33.6 million, or 73%, in 1998 compared to 1997. This growth was primarily due to increases in both real estate and financing activities. The increase in real estate revenue was due primarily to increased real estate unit sales from both mature and new Company owned brokerage and regional offices in the U.S. The increase in financing revenue was due to an increase in the average loan portfolio balance to $301.2 million in 1998 from $215.8 in 1997 and the recognition of $21.0 million in origination fee revenue. The increase in the average loan portfolio balance was due to a loan extended in May 1998 to a group of affiliated corporate borrowers. The loan to this group was to mature on December 31, 2001; however, during the fourth quarter of 1998 it was repaid in full. The prepayment of this loan resulted in the recognition of $18.7 million of additional revenue in the fourth quarter relating to the origination fee that would have been amortized through 2001. The Company does not anticipate that it will recognize a comparable amount of revenue from loan origination fees in 1999. (See statement on Forward Looking Statements.)


thirty-three SOTHEBY'S HOLDINGS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Direct costs of services (consisting largely of catalogue production and distribution costs as well as corporate marketing and sale marketing expenses) totaled $76.3 million in 1998, an increase of $5.9 million, or 8%, compared to 1997. This increase was primarily a result of increased auction sales in 1998 and the impact of costs associated with the sale of the Collection of H.R.H. the Duke and Duchess of Windsor which were partially recovered and reflected in auction and related revenue. The increase was also due, to a lesser extent, to an increase in direct costs in the Real Estate segment related to an increase in units sold in 1998. Direct costs as a percentage of sales was consistent in 1998 and 1997.

Excluding non-recurring charges of $15.2 and $11.7 million in 1998 and 1997, respectively, all other operating expenses (which consist of salaries and related costs, general and administrative expenses and depreciation and amortization) increased $42.8 million, or 18%, in 1998 compared to 1997. This increase was primarily due to a $22.0 million, or 17%, increase in salaries and related costs and a $19.2 million, or 22%, increase in general and administrative expenses. These increases were primarily a result of new initiatives; long term incentive plans, primarily the Performance Share Purchase Plan, for which the related expense increased approximately $7.7 million in 1998 due to the appreciation of the Company's stock price and an increase in Performance Share Plan shares granted; costs incurred by the Auction segment relating to the startup of the Paris office and initial internet related expenses; write-offs and provisions of uncollectible auction receivable accounts; and expenses for authenticity claims and settlements.

During 1998, the Company recorded a non-recurring charge of $15.2 million relating to the construction of the York Property, as defined in Liquidity and Capital Resources, which was a direct result of the Company's decision to consolidate its operations in New York City. Approximately $14.1 million of this amount is a non-cash charge resulting from the impairment of existing leasehold improvements and related furniture and fixtures which were deemed to have no future use, as they have been or are currently being destroyed or replaced during the construction of the York Property. The remaining amount of approximately $1.1 million is a provision resulting from the cost of future rental obligations on rental space in New York City that will be abandoned as part of the plan. As of December 31, 1998, the Company has recorded in other liabilities on the Consolidated Balance Sheets approximately $1.1 million related to these future rental obligations, which will be paid out starting approximately in October, 2000 through September, 2003. The impact on future earnings related to the write-off of leasehold improvements and related furniture and fixtures will be immaterial as the assets written off are being replaced by depreciable assets of the York Property.

In early 1997, a television program aired in the U.K. and a related book was published both of which contain certain allegations of improper or illegal conduct by current and former employees of the Company. In response to these allegations, the Board of Directors in February 1997 established a committee of independent directors to review the issues raised by the book and related matters. The Independent Review Committee retained outside independent counsel in the U.S. and the U.K. to assist and advise the Committee in its review. The Company's management also conducted its own internal review. Both reviews were completed in 1997. In 1997, the Company incurred $11.7 million of non-recurring charges that consisted primarily of legal and other professional fees associated with the Board of Directors' Independent Review Committee. These charges were paid in full as of December 31, 1998.

Interest income increased $0.5 million in 1998 compared to 1997 due to higher average cash balances throughout the year. Interest expense increased $4.5 million in 1998 as compared to 1997 as a result of additional commercial paper borrowings to fund the higher average loan portfolio.

The consolidated effective tax rate was 39% in 1998 compared to 37% in 1997. This increase was primarily a result of higher earnings during 1998 in higher tax rate jurisdictions.

Net income increased $4.4 million, or 11%, in 1998 compared to 1997. Diluted earnings per share for 1998 increased to $0.79 from $0.72 in 1997. Excluding non-recurring charges, net income increased 13% to $54.3 million. The impact of the non-recurring charges on diluted earnings per share was ($0.16) and ($0.13) in 1998 and 1997, respectively. Movements in foreign currencies did not have a material impact on 1998 revenues or expenses.

On January 19, 1999 the Company announced its intention to launch sothebys.com, a new Internet auction business for art, antiques, jewelry and collectibles. The Company expects to invest up to and perhaps in excess of $25 million in the initial development phase of the new venture, including personnel, marketing and capital costs. A majority of this amount will be incurred in 1999. Although these investments are likely to have some dilutive effect on the Company's results in the near term, the Company believes that these expenditures are appropriate in light of the potential of the business. (See statement on Forward Looking Statements.)


34 SOTHEBY'S HOLDINGS, INC.

            RESULTS OF OPERATIONS YEARS ENDED DECEMBER 31, 1997 AND 1996

Auction sales totaled $1,843.3 million during 1997, an increase of $243.7 million, or 15%, compared to the prior year. The increase in worldwide sales was primarily a result of broad-based growth in virtually every collecting category. Sales of Fine Art increased 25%, led by increases in Impressionist and Modern art, Old Master paintings and Contemporary art. Other sales increases included Books, Asian Works of Art and Wine. Auction sales recorded by the Company's foreign operations were not materially affected by translation to United States ("U.S.") dollars.

The following is a geographical breakdown of the Company's auction sales for 1997 and 1996:

(Thousands of dollars)                                 1997                 1996
                                                 ----------           ----------
NORTH AMERICA ........................           $  919,028           $  770,438
EUROPE ...............................              828,192              751,154
ASIA .................................               96,115               78,003
                                                 ----------           ----------
TOTAL ................................           $1,843,335           $1,599,595
                                                 ==========           ==========

The sales increase in North America of $148.6 million, or 19%, during 1997 was primarily a result of increases in Impressionist and Modern art, Old Master paintings and Contemporary art. Sales in Europe, which for purposes of this discussion consists of the United Kingdom ("U.K.") and continental Europe ("the Continent"), increased $77.0 million, or 10%, primarily due to Old Master paintings, Books, Impressionist and Modern art and Wine. Asian sales increased $18.1 million, or 23% due primarily to increased sales of Asian Works of Art. The Company continues to focus on growth in the Asian markets but is unable to predict the effect, if any, of the unstable Asian economies on the Company's operating results.

Worldwide revenues from auction and related operations increased $33.3 million, or 11%, in 1997 compared to 1996. This increase is primarily due to higher commission revenue (which consists of buyer's premium, seller's commission and expense recoveries) which resulted from the increased auction sales discussed above and to an increase in commissions from private treaty sales. These increases were offset, in small part, by a decrease in principal activities. Principal activities include: net gains (losses) on sales of inventory (including inventory obtained as a result of the auction process as well as inventory acquired for investment purposes); the Company's share of operating results from its investments in Acquavella Modern Art ("AMA") and other equity investments; net income (loss) earned from guarantees and the net gains (losses) related to sales of secured loan collateral where the Company shares in the gain
(loss) if the property sells either above or below its investment. The decrease in revenues from principal activities was primarily due to lower income earned from guarantees.

Other revenues consist primarily of revenues from the Company's Real Estate and Finance operating segments. Other revenues increased $12.0 million, or 35%, in 1997 compared to 1996. This growth was due to increases in both real estate and financing activities. The increase in real estate revenue was driven by an increase in real estate sales. Financing activity growth was primarily due to an increase in the average loan portfolio. The average loan portfolio increased to $215.8 million in 1997 from $148.0 million in 1996.

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


thirty-five SOTHEBY'S HOLDINGS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

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

Interest income decreased $1.2 million in 1997 compared to 1996 reflecting lower cash balances largely due to the increase in the Company's average loan portfolio. Interest expense increased $2.4 million primarily as a result of additional overnight and commercial paper borrowings to fund the higher average loan portfolio.

The consolidated effective tax rate was 37% in 1997 compared to 40% in 1996. This decrease is primarily a result of higher earnings during 1997 in lower tax rate jurisdictions.

Net income for 1997 was flat compared to 1996. Diluted earnings per share decreased $0.01 to $0.72 in 1997 from $0.73 in 1996. Excluding non-recurring charges, net income increased 17% to $48.0 million. The impact of the non-recurring charges on diluted earnings per share was ($0.13). Movements in foreign currencies did not have a material impact on 1997 revenues or expenses.

      LIQUIDITY AND CAPITAL RESOURCES

The Company's net cash position (cash and cash equivalents less short-term borrowings and commercial paper) totaled $69.1 million at December 31, 1998, compared to a net debt position of $85.5 million at December 31, 1997 and net cash of $63.7 million at December 31, 1996. Working capital (current assets less current liabilities) at December 31, 1998 was $126.8 million, compared to $123.5 million and $58.0 million at December 31, 1997 and 1996, respectively.

The Company's client loan portfolio decreased to $155.6 million at December 31, 1998, from $276.4 million at December 31, 1997. The client loan portfolio at December 31, 1996 was $153.1 million. These amounts include $17.1 million, $112.0 million and $69.4 million of loans which have a maturity of more than one year at December 31, 1998, 1997 and 1996, respectively. During the fourth quarter of 1998, a significant loan to a group of affiliated corporate borrowers was repaid in full. The loan to this group was to mature on December 31, 2001.

The Company relies on internally generated funds and borrowings to meet its financing requirements. The Company may issue up to $300 million of short-term notes pursuant to its U.S. commercial paper program. The U.S. commercial paper program was increased to $300 million from $200 million in July 1998. At December 31, 1998, there was no commercial paper outstanding. The Company supports any short-term notes issued under its U.S. commercial paper program with a committed credit facility. The Company maintains $300 million of committed and available financing pursuant to a Bank Credit Agreement (the "Credit Agreement"). The Credit Agreement provides the Company $300 million of committed financing to July 11, 2001. Additionally, the Company has a $200 million shelf registration with the Securities and Exchange Commission for issuing senior unsecured debt securities that may be offered and sold from time to time. Subsequent to year end, in February 1999, the Company sold a tranche of these debt securities for an aggregate offering price of $100 million. The net proceeds from this sale will be used for general corporate purposes, including the financing of capital expenditures in connection with the York Property and the launch of sothebys.com. (See Note H to the Consolidated Financial Statements.)


36 SOTHEBY'S HOLDINGS, INC.

During 1998, the Company's primary sources of liquidity were derived from collections of notes receivable, operations and available cash balances. The most significant cash uses during 1998 were the funding of the client loan portfolio, repayment of commercial paper borrowings, capital expenditures and payment of shareholder dividends. In the first quarter of 1999, the Company declared its regular quarterly dividend of $0.10 per share for the holders of record on March 12, 1999.

During 1998, the Company incurred a significant non-cash expense of $14.1 million related to the impairment of existing leasehold improvements and related furniture and fixtures, as noted previously. Such item did not have an impact on the Company's liquidity.

During 1997, the Company's primary sources of liquidity were derived from commercial paper borrowings supplemented by available cash balances and operations. The most significant cash uses during 1997 were the net funding of the client loan portfolio of $124.4 million, payment of shareholder dividends and repurchases of common stock. The Company paid dividends to shareholders of $22.4 million in 1997 and repurchased $20.0 million of common stock.

During 1996, the Company's primary sources of liquidity were derived from operations supplemented by available cash balances. The most significant cash uses during 1996 were the repayment of commercial paper borrowings, payment of shareholder dividends, repurchases of common stock and the net funding of the client loan portfolio.

Capital expenditures, consisting primarily of office and facility refurbishment, acquisition of computer equipment and software and costs associated with the construction of the York Property, as defined below, totaled $53.7 million for 1998, $17.5 million for 1997 and $9.8 million for 1996. The increase in expenditures in 1998 as compared to 1997 is due to the York Property construction and increased computer and software costs.

From time to time, the Company has off-balance sheet commitments which include short-term commitments to consignors that property will sell at a minimum price and legally binding lending commitments in conjunction with the client loan program (see Note N to the Consolidated Financial Statements). The Company does not believe that material liquidity risk exists related to these commitments. (See statement on Foward Looking Statements.)

The Company evaluated the adequacy of its principal auction premises for the requirements of the present and future conduct of its business. In September 1998, the Company received final approval from the City of New York to proceed with its plan to construct a six story addition and to renovate its current facility on York Avenue ("the York Property").

This construction will expand auction, warehouse and office space in New York City and will enable the Company to consolidate its operations in New York City. The capital expenditures relating to the new building construction is currently estimated to be in the range of $125-130 million. As of February 23, 1999, the Company has financial commitments in relation to this project of approximately $52.1 million. York Avenue Development, Inc. ("York"), a wholly owned subsidiary of Sotheby's Inc. (itself a wholly owned subsidiary of the Company), under its operating lease, holds a purchase option on the York Property that can be exercised on defined dates in 1999, 2004 and 2009 for ten times the annual rent at the date the option is exercised, subject to limitations. York expects to exercise the option in August 1999. The Company believes that it has sufficient capital resources to carry out planned capital spending relating to this project.

The Company believes that operating cash flows will be adequate to meet normal working capital requirements and that the commercial paper program, credit facilities, senior unsecured debt and the shelf registration will continue to be adequate to fund the Company's client loan program, peak working capital requirements, other short-term commitments to consignors, the project on the York Property and sothebys.com, the Company's internet initiative discussed previously. (See statement on Foward Looking Statements.)

      YEAR 2000

The Year 2000 issue is a result of date sensitive devices, systems and computer programs that were deployed using two digits rather than four to define the applicable year. Any such technologies may recognize a year containing "00" as the year 1900 rather than the year 2000.

The Company has completed its assessment of its worldwide financial and information systems and is in the process of modifying or replacing such systems as required. The Company has developed contingency plans for those locations where the replacing or modification of systems will not be completed by the end of 1999. These contingency plans consist of fixing or upgrading software that will soon be replaced. The Company's modification, replacement and execution of contingency plans of its worldwide financial and information systems is proceeding on schedule and should be completed by the end of 1999.


thirty-seven SOTHEBY'S HOLDINGS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company has assessed its material non-information technology systems. The Company does not anticipate any material disruption to its operations due to Year 2000 issues with its non-information technology systems.

The Company is currently assessing the status of its material suppliers and other third party vendors. The Company intends to distribute information requests during the first quarter of 1999 and evaluate responses shortly thereafter. The Company intends to develop a contingency plan in the event that it is not satisfied with the response of its key suppliers and vendors.

In connection with assessing its information systems, the Company determined to replace a significant majority of its existing financial and accounting systems, which the Company believes will not only address many of its year 2000 issues, but will also increase its operational efficiencies. The Company currently believes that the cost of replacing such systems, retaining consultants and employees in connection with the integration and implementation of such systems, testing and rolling-out the new systems on a world-wide basis, training its personnel to operate its new systems, continuing its assessment of existing information technology and non-information technology systems to determine the need for modification or replacement, and implementing additional modifications or remediation as may be necessary, will be in the range of $15 million. To date, the Company's expenditures for this project have been approximately $10.3 million, with the balance of such expenses expected to be incurred during 1999 and 2000.

The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party vendors, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The modification or replacement of worldwide financial and information systems is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem and therefore the possibility of significant interruptions of normal operations should be reduced.

With respect to all statements made herein regarding Year 2000, see statement on Foward Looking Statements.

      EUROPEAN MONETARY UNION

The European Monetary Unit ("the euro") was introduced on January 1, 1999 as a wholesale currency. The eleven participating European Monetary Union member countries established fixed conversion rates between their existing currencies and the euro. The existing currencies will continue to be used as legal tender through January 1, 2002; thereafter, on July 1, 2002, the existing currencies will be cancelled and euro bills and coins will be used for cash transactions in the participating countries.

The Company's European financial and cash management operations affected by the euro conversion have adequately prepared for its introduction. For the transition period and the period after January 1, 2002, the Company has established an internal group of employees to analyze the potential business implications of converting to a common currency. The Company is unable to determine the ultimate financial impact of the euro conversion on its operations, if any, given that the impact will be dependent upon the competitive situations which exist in the various regional markets in which the Company participates.

      QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company continuously evaluates its market risk associated with its financial instruments and forward exchange contracts during the course of its business. The Company's financial instruments include cash and cash equivalents, notes receivable, and short term borrowings. The Company believes that its interest rate risk is minimal as a hypothetical ten percent increase or decrease in interest rates is immaterial to the Company's cash flow, earnings and fair value related to financial instruments. (See statement on Foward Looking Statements.)

The Company enters into forward exchange contracts to hedge foreign currency transactions. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset gains and losses on the assets or transactions being hedged. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to forward exchange contracts, but the Company does not expect any counterparties to fail to meet their obligations given their high-credit ratings. At December 31, 1998, the Company's outstanding foreign currency forward contracts were not material. The Company believes that its foreign currency translation risk is minimal as a hypothetical 10% strengthening or weakening of the U.S. dollar relative to all other currencies is immaterial to the Company's cash flow and fair value related to financial instruments. (See statement on Foward Looking Statements.)


38 SOTHEBY'S HOLDINGS, INC.

      FOWARD LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements, as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, relating to future events and the financial performance of the Company, particularly with respect to the adequacy of working capital as well as additional capital necessary for the expansion of the Company's New York auction facility. Such statements are only predictions and involve risks and uncertainties, resulting in the possibility that the actual events or performance will differ materially from such predictions. Major factors which the Company believes could cause the actual results to differ materially from the predicted results in the forward-looking statements include, but are not limited to, the following, which are not listed in any particular rank order:

      1     The Company's business is seasonal, with peak revenues and operating income occurring in the second and fourth quarters of each year as a result of the traditional spring and fall art auction season.
      2     The overall strength of the international economy and financial markets and, in particular, the economies of the United States, the
            United Kingdom and the major countries of continental Europe and
            Asia (principally Japan and Hong Kong).
      3     Competition with other auctioneers and art dealers.
      4     The volume of consigned property and the marketability at auction of such property.
      5     The expansion of the New York auction facility and global
            headquarters.
      6     The effects of Year 2000 issues.
      7     The effects of the Euro conversion.
      8     Competition in the Internet auction business and the Company's success in developing and implementing its Internet auction strategy.
      9     The demand for loans.
      10    The effects of market risk.

      SEASONALITY

The worldwide art auction market has two principal selling seasons, spring and fall. During the summer and winter auction sales are considerably lower. The table below demonstrates approximately 80% of the Company's auction sales are derived from the second and fourth quarters of the year (see Note Q to the Consolidated Financial Statements.)

                                             PERCENTAGE OF ANNUAL AUCTION SALES

                                               1998          1997          1996
                                        -----------   -----------   -----------
JANUARY-MARCH ........................           13%           11%           10%
APRIL-JUNE ...........................           37            35            39
JULY-SEPTEMBER .......................            8             8             9
OCTOBER-DECEMBER .....................           42            46            42
                                        -----------   -----------   -----------
                                                100%          100%          100%
                                        ===========   ===========   ===========

      FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is required to be adopted for fiscal quarters of fiscal years beginning after June 15, 1999. The Company expects to adopt SFAS No. 133 effective January 1, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is currently evaluating the impact that the adoption of this statement will have on its financial position and results of operations.


thirty-nine SOTHEBY'S HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

                                                                YEAR ENDED DECEMBER 31

(Thousands of dollars, except per share data)           1998         1997         1996
                                                   ---------    ---------    ---------
REVENUES (NOTE B):
   AUCTION AND RELATED .........................   $ 367,204    $ 335,511    $ 302,196
   OTHER .......................................      79,848       46,281       34,300
                                                   ---------    ---------    ---------
   TOTAL REVENUES ..............................     447,052      381,792      336,496

EXPENSES:
   DIRECT COSTS OF SERVICES (NOTE B) ...........      76,313       70,364       63,090
   SALARIES AND RELATED COSTS (NOTES K AND L) ..     153,869      131,874      114,360
   GENERAL AND ADMINISTRATIVE (NOTE J) .........     108,240       89,038       81,368
   DEPRECIATION AND AMORTIZATION (NOTES B AND G)      12,652       11,057        9,470
   NON-RECURRING CHARGES (NOTE O) ..............      15,200       11,700           --
                                                   ---------    ---------    ---------
   TOTAL EXPENSES ..............................     366,274      314,033      268,288
                                                   ---------    ---------    ---------
   OPERATING INCOME ............................      80,778       67,759       68,208
                                                   ---------    ---------    ---------
   INTEREST INCOME .............................       3,560        3,047        4,266
   INTEREST EXPENSE (NOTE H) ...................     (10,545)      (6,018)      (3,643)
   OTHER INCOME (EXPENSE) ......................          20         (331)        (587)
                                                   ---------    ---------    ---------
   INCOME BEFORE TAXES .........................      73,813       64,457       68,244
   INCOME TAXES (NOTE I) .......................      28,788       23,849       27,298
                                                   ---------    ---------    ---------
   NET INCOME ..................................   $  45,025    $  40,608    $  40,946
                                                   ---------    ---------    ---------
   BASIC EARNINGS PER SHARE (NOTE B) ...........   $    0.79    $    0.73    $    0.73
                                                   =========    =========    =========
   DILUTED EARNINGS PER SHARE (NOTE B) .........   $    0.79    $    0.72    $    0.73
                                                   =========    =========    =========
   DIVIDENDS PER SHARE .........................   $    0.40    $    0.40    $    0.32
                                                   =========    =========    =========


See accompanying Notes to Consolidated Financial Statements


40 SOTHEBY'S HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars)                                               AS OF DECEMBER 31

Assets                                                               1998         1997
                                                                ---------    ---------
CURRENT ASSETS:
   CASH AND CASH EQUIVALENTS ................................   $  71,238    $  33,642
   ACCOUNTS AND NOTES RECEIVABLE, NET OF ALLOWANCE
      FOR DOUBTFUL ACCOUNTS OF $14,585 AND $10,419 (NOTE D)
      ACCOUNTS RECEIVABLE ...................................     286,922      315,274
      NOTES RECEIVABLE ......................................     135,592      160,807
      OTHER .................................................      18,368       35,448
                                                                ---------    ---------
   TOTAL ACCOUNTS AND NOTES RECEIVABLE, NET .................     440,882      511,529
                                                                ---------    ---------
   INVENTORY, NET (NOTE E) ..................................      16,915       23,574
   DEFERRED INCOME TAXES (NOTE I) ...........................      16,251        6,401
   PREPAID EXPENSES AND OTHER CURRENT ASSETS (NOTE L) .......      23,756       18,511
                                                                ---------    ---------
   TOTAL CURRENT ASSETS .....................................     569,042      593,657
                                                                ---------    ---------

NON-CURRENT ASSETS:
   NOTES RECEIVABLE (NOTE D) ................................      17,115      111,974
   PROPERTIES, LESS ALLOWANCE FOR DEPRECIATION
      AND AMORTIZATION OF $60,154 AND $70,342 (NOTES G AND J)     108,914       78,542
   INTANGIBLE ASSETS, LESS ALLOWANCE FOR AMORTIZATION
      OF $17,753 AND $16,671 ................................      32,588       32,618
   INVESTMENTS (NOTE F) .....................................      36,737       37,466
   OTHER ASSETS .............................................       5,614        5,984
                                                                ---------    ---------
   TOTAL ASSETS .............................................   $ 770,010    $ 860,241
                                                                =========    =========

Liabilities and Shareholders' Equity

CURRENT LIABILITIES:
   DUE TO CONSIGNORS (NOTES D AND M) ........................   $ 289,987    $ 352,437
   SHORT-TERM BORROWINGS (NOTE H) ...........................       2,098        2,168
   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES .................     104,251       79,746
   DEFERRED REVENUES ........................................       6,921       12,216
   ACCRUED INCOME TAXES (NOTE I) ............................      38,944       23,568
                                                                ---------    ---------
   TOTAL CURRENT LIABILITIES ................................     442,201      470,135
                                                                ---------    ---------

LONG-TERM LIABILITIES:
   COMMERCIAL PAPER (NOTE H) ................................          --      117,000
   DEFERRED INCOME TAXES (NOTE I) ...........................      11,789       11,908
   OTHER LIABILITIES ........................................       1,933        1,130
                                                                ---------    ---------
   TOTAL LIABILITIES ........................................     455,923      600,173
                                                                ---------    ---------

SHAREHOLDERS' EQUITY (NOTE K):
   COMMON STOCK, $.10 PAR VALUE
   AUTHORIZED SHARES - 125,000,000 OF CLASS A AND
      75,000,000 OF CLASS B ISSUED AND OUTSTANDING
      SHARES 40,164,388 AND 38,762,656 OF CLASS A,
      AND 16,995,299 AND 17,058,400 OF CLASS B AT
      DECEMBER 31, 1998 AND 1997, RESPECTIVELY ..............       5,716        5,582
   ADDITIONAL PAID-IN CAPITAL ...............................     104,092       72,932
   RETAINED EARNINGS ........................................     219,383      197,027
   ACCUMULATED OTHER COMPREHENSIVE INCOME ...................     (15,104)     (15,473)
                                                                ---------    ---------
   TOTAL SHAREHOLDERS' EQUITY ...............................     314,087      260,068
                                                                ---------    ---------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...............   $ 770,010    $ 860,241
                                                                =========    =========

See accompanying Notes to Consolidated Financial Statements


forty-one SOTHEBY'S HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Thousands of dollars)                                                       YEAR ENDED DECEMBER 31

                                                                     1998         1997         1996
                                                                ---------    ---------    ---------
Operating Activities:
   NET INCOME ...............................................   $  45,025    $  40,608    $  40,946
   ADJUSTMENTS TO RECONCILE NET INCOME
   TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
        DEPRECIATION AND AMORTIZATION .......................      12,652       11,057        9,470
        STOCK COMPENSATION EXPENSE ..........................       9,025        1,300          500
        DEFERRED INCOME TAXES ...............................      (9,969)      (2,699)         471
        TAX BENEFIT OF STOCK OPTION EXERCISES ...............       2,965        1,766        2,341
        WRITE-OFF OF LEASEHOLD IMPROVEMENTS
           AND FURNITURE AND FIXTURES .......................      14,100           --           --
        ASSET PROVISIONS ....................................       8,253        4,390        4,641
        OTHER ...............................................         402          307         (993)
   CHANGE IN ASSETS AND LIABILITIES:
        INCREASE IN PREPAID EXPENSES AND OTHER CURRENT ASSETS      (5,612)      (3,830)      (3,005)
        DECREASE (INCREASE) IN ACCOUNTS AND OTHER RECEIVABLES      35,666      (96,924)     (30,360)
        DECREASE (INCREASE) IN INVENTORY ....................       4,960      (10,773)       8,919
        DECREASE (INCREASE) IN INTANGIBLE AND OTHER ASSETS ..         507          633         (638)
        (DECREASE) INCREASE IN DUE TO CONSIGNORS ............     (59,766)      75,097       52,941
        INCREASE (DECREASE) IN ACCRUED INCOME TAXES .........      15,376       (2,197)      11,473
        INCREASE IN ACCOUNTS PAYABLE AND
           ACCRUED LIABILITIES AND OTHER LIABILITIES ........      18,660        7,371       10,274
                                                                ---------    ---------    ---------
   NET CASH PROVIDED BY OPERATING ACTIVITIES ................      92,244       26,106      106,980

Investing Activities:
   INCREASE IN NOTES RECEIVABLE .............................    (268,098)    (215,323)    (119,727)
   COLLECTIONS OF NOTES RECEIVABLE ..........................     387,363       90,920      112,360
   CAPITAL EXPENDITURES .....................................     (53,735)     (17,507)      (9,835)
   DECREASE (INCREASE) IN INVESTMENTS .......................         728       (1,632)       2,967
   ACQUISITIONS .............................................      (1,875)      (6,900)          --
                                                                ---------    ---------    ---------
   NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES .........      64,383     (150,442)     (14,235)

Financing Activities:
   (DECREASE) INCREASE IN COMMERCIAL PAPER ..................    (117,000)     117,000      (38,000)
   INCREASE (DECREASE) IN SHORT-TERM BORROWINGS .............          18       (2,260)      (2,605)
   PROCEEDS FROM EXERCISE OF STOCK OPTIONS ..................      19,608       11,473        9,115
   REPURCHASE OF COMMON STOCK ...............................          --      (19,999)     (14,178)
   DIVIDENDS PAID ...........................................     (22,669)     (22,386)     (17,829)
                                                                ---------    ---------    ---------
   NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES .........    (120,043)      83,828      (63,497)
   EFFECT OF EXCHANGE RATE CHANGES ON CASH ..................       1,012        7,264       (3,075)
                                                                ---------    ---------    ---------
   INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .........      37,596      (33,244)      26,173
   CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ...........      33,642       66,886       40,713
                                                                ---------    ---------    ---------
   CASH AND CASH EQUIVALENTS AT END OF YEAR .................   $  71,238    $  33,642    $  66,886
                                                                =========    =========    =========

See accompanying Notes to Consolidated Financial Statements


42 SOTHEBY'S HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                                                                                            ACCUMULATED
                                                                ADDITIONAL                        OTHER
                                   COMPREHENSIVE       COMMON      PAID-IN     RETAINED   COMPREHENSIVE
(Thousands of dollars)                    INCOME        STOCK      CAPITAL     EARNINGS          INCOME
                                   -------------    ---------   ----------    ---------    ------------
Balance at December 31, 1995 .......                $   5,575    $  81,051    $ 155,688       $ (14,832)
                                                    ---------    ---------    ---------       ---------

COMPREHENSIVE INCOME:
   NET INCOME ......................   $  40,946                                 40,946
   OTHER COMPREHENSIVE INCOME,
        NET OF TAX
        FOREIGN CURRENCY TRANSLATION       5,528                                                  5,528
                                       ---------
   OTHER COMPREHENSIVE INCOME ......   $   5,528
                                       ---------
COMPREHENSIVE INCOME ...............   $  46,474
                                       =========
STOCK OPTIONS EXERCISED ............                      109        9,006
TAX BENEFIT ASSOCIATED WITH EXERCISE
   OF STOCK OPTIONS ................                                 2,341
SHARES ISSUED TO DIRECTORS .........                        1           66
REPURCHASE OF COMMON STOCK .........                      (96)     (14,082)
STOCK COMPENSATION EXPENSE .........                                   500
DIVIDENDS ..........................                                            (17,829)
                                                    ---------    ---------    ---------       ---------
Balance at December 31, 1996 .......                $   5,589    $  78,882    $ 178,805       $  (9,304)
                                                    ---------    ---------    ---------       ---------

COMPREHENSIVE INCOME:
   NET INCOME ......................   $  40,608                                 40,608
   OTHER COMPREHENSIVE INCOME,
      NET OF TAX
      FOREIGN CURRENCY TRANSLATION .      (6,169)                                                (6,169)
                                       ---------
   OTHER COMPREHENSIVE INCOME ......   $  (6,169)
                                       ---------
COMPREHENSIVE INCOME ...............   $  34,439
                                       =========
STOCK OPTIONS EXERCISED ............                      112       11,361
TAX BENEFIT ASSOCIATED WITH EXERCISE
   OF STOCK OPTIONS ................                                 1,766
SHARES ISSUED TO DIRECTORS .........                        1          242
REPURCHASE OF COMMON STOCK .........                     (120)     (20,619)
STOCK COMPENSATION EXPENSE .........                                 1,300
DIVIDENDS ..........................                                            (22,386)
                                                    ---------    ---------    ---------       ---------
Balance at December 31, 1997 .......                $   5,582    $  72,932    $ 197,027       $ (15,473)
                                                    ---------    ---------    ---------       ---------

COMPREHENSIVE INCOME:
   NET INCOME ......................   $  45,025                                 45,025
   OTHER COMPREHENSIVE INCOME,
      NET OF TAX
      FOREIGN CURRENCY TRANSLATION .         369                                                    369
                                       ---------
   OTHER COMPREHENSIVE INCOME ......   $     369
                                       ---------
COMPREHENSIVE INCOME ...............   $  45,394
                                       =========
STOCK OPTIONS EXERCISED ............                      133       19,475
TAX BENEFIT ASSOCIATED WITH EXERCISE
   OF STOCK OPTIONS ................                                 2,965
SHARES ISSUED TO DIRECTORS .........                        1          179
STOCK COMPENSATION EXPENSE .........                                 8,541
DIVIDENDS ..........................                                            (22,669)
                                                    ---------    ---------    ---------       ---------
Balance at December 31, 1998 .......                $   5,716    $ 104,092    $ 219,383       $ (15,104)
                                                    =========    =========    =========       =========

See accompanying Notes to Consolidated Financial Statements


forth-three SOTHEBY'S HOLDINGS, INC.

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

      NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation   The Consolidated Financial Statements include the
accounts of Sotheby's Holding's, Inc. and its wholly-owned subsidiaries. The Company's investments in Acquavella Modern Art ("AMA") (see Note F) and other investments in 20% to 50% owned affiliates are accounted for under the equity method.

Revenue Recognition   Auction and related revenues are generally recognized
at the date of sale less estimates for allowances. Subscription revenue from auction catalogues is recognized over the twelve-month period of the subscription from the date of receipt of the proceeds. Auction and related revenues also include principal activities and revenues from Emmerich Galleries. Principal activities consist of net gains (losses) on sales of inventories, the Company's share of operating results from its investment in AMA and other equity investments, net income (loss) earned from guarantees and the net gains (losses) related to sales of secured loan collateral where the Company shares in the gain (loss) if the property sells either above or below its investment. Other revenues consist principally of revenues from art-related financing activities, real estate operations and educational activities. Other revenues are generally recognized at the time service is rendered or revenue is earned by the Company. Revenues from the Real Estate segment are net of brokerage commission payments to independent contractors.

Direct Costs of Services   Direct costs of services primarily include the
costs of obtaining and marketing property for auctions.

Cash Equivalents   Cash equivalents are liquid investments comprised
primarily of bank and time deposits with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

Properties   Properties, consisting primarily of buildings and improvements, leaseholds and leasehold improvements, furniture and fixtures and equipment, are stated on the cost basis. Depreciation is computed principally on the straight-line method over the assets estimated useful lives. Leaseholds and leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement. Equipment includes capitalized software which reflects costs related to purchased software. These costs are amortized on a straight-line basis over the estimated useful life of the software.

The Company capitalizes interest on projects when construction requires a period of time to get the assets ready for their intended use. Capitalized interest is allocated to properties and amortized over the life of the related assets. Capitalized interest totaled approximately $0.5 million in 1998.

Financial Instruments   The carrying amounts of cash and cash equivalents,
short-term borrowings and notes receivable are a reasonable estimate of their fair value due to the variable interest rates associated with each of these financial instruments.

Derivatives   The Company enters into forward exchange contracts to hedge foreign currency transactions. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset gains and losses on the assets or transactions being hedged. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to forward exchange contracts, but the Company does not expect any counterparties to fail to meet their obligations given their high-credit ratings. Gains and losses on contracts to hedge identifiable foreign currency commitments are recognized in income and offset the foreign exchange gains and losses on the underlying transactions. Premium or discount on forward contracts is amortized to interest expense over the life of the contract. At December 31, 1998, the Company's outstanding foreign currency forward contracts were not material.

Inventory   Inventory consists of objects obtained incidental to the auction process as well as for investment purposes. Inventory is valued at the lower of cost or management's estimate of net realizable value.

44 SOTHEBY'S HOLDINGS, INC.

Allowance for Loan Losses   The Company regularly reviews its loan portfolio.
Each loan is analyzed based on the current estimated realizable value of the collateral securing the loan. The Company establishes reserves for specific loans that the Company believes are under-collateralized and with respect to which the under-collateralized amount may not be collectible from the borrower. Reserves are established for probable losses inherent in the remainder of the loan portfolio based on historical data and current market conditions.

Intangible Assets   Intangible assets include goodwill, lease rights and
subscriber lists. Goodwill is being amortized over fifteen to forty years. The amounts assigned to other intangible assets are amortized on a straight-line basis over estimated useful lives not to exceed twenty-five years.

Impairment of Long-lived Assets   Long-lived assets are reviewed for
impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Earnings Per Share   Effective December 31, 1997, the Company adopted
Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share." Basic earnings per share is based on the weighted average number of outstanding shares of common stock. Diluted earnings per share is based on the weighted average number of shares of common stock and common stock equivalents (stock options). The basic and diluted weighted average number of shares used for the earnings per share calculations were as follows:

(In millions)                                     1998         1997         1996
                                                  ----         ----         ----
BASIC ...................................         56.7         56.0         55.7
DILUTIVE EFFECT OF OPTIONS ..............          0.6          0.3          0.7
                                                  ----         ----         ----
DILUTED .................................         57.3         56.3         56.4

There were no reconciling items between net income for basic and diluted earnings per share.

Foreign Currency Translation   Assets and liabilities of foreign subsidiaries
are translated at year-end exchange rates. Income statement amounts are translated using average monthly exchange rates during the year. Gains and losses resulting from translating foreign currency financial statements are accumulated in a separate component of shareholders' equity until the subsidiary is sold or substantially liquidated.

Stock-based Compensation   The Company accounts for stock-based compensation
in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Accordingly, pro forma net income and earnings per share information has been presented in Note K as required under SFAS No. 123, "Accounting for Stock-Based Compensation."

Reclassifications   Certain amounts in the 1997 and 1996 financial statements
have been reclassified to conform with the 1998 presentation.

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

Comprehensive Income   On January 1, 1998, the Company adopted SFAS No. 130
"Reporting Comprehensive Income" which requires certain transactions to be included as adjustments to net income in order to report comprehensive income. These transactions referred to as other comprehensive income represent items that, under previous accounting standards, bypassed the statement of income and were reported directly as adjustments to the equity section of the balance sheet. The Company's other comprehensive income consists of the change in the foreign currency translation adjustment amount during the period and is reported in the consolidated statement of changes in shareholders' equity. The foreign currency translation adjustment amount previously reported as a separate component of shareholders' equity is now included in accumulated other comprehensive income in the Consolidated Balance Sheets.

forty-five SOTHEBY'S HOLDINGS, INC.

Pension Arrangements   In February 1998, the Financial Accounting Standards
Board ("FASB") issued SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 132 standardizes the disclosure requirements for pension and other postretirement benefits, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. SFAS No. 132 does not change the measurement or recognition of pension or other postretirement benefits. See Note L for the Company's disclosure of pension arrangements.

New Accounting Pronouncements   In June 1998, the FASB issued SFAS No. 133,
"Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted for fiscal quarters of fiscal years beginning after June 15, 1999. The Company expects to adopt SFAS No. 133 effective January 1, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is currently evaluating the impact that the adoption of this statement will have on its financial position and results of operations.

      NOTE C: SEGMENT REPORTING

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", during the fourth quarter of 1998. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial statements. It also establishes standards for related disclosures about products and services, major customers and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision making group is comprised of the Chief Executive Officer and the senior executives of the Company and the Company's operating segments.

The Company has three reportable operating segments consisting of Auction, Real Estate and Finance. The Auction segment is an aggregation of operations in North America, Europe and Asia as they are similar in service, customers and the way the service is provided. The Auction segment conducts auctions of property in which the Company generally functions as an agent accepting property on consignment from its selling clients. In addition to auctioneering, the Auction segment is engaged in a number of related activities including the purchase and resale of art and other collectibles and the brokering of art collectible purchases and sales through private treaty sales. The Real Estate segment markets and brokers luxury real estate. The Finance segment provides art-related financing generally secured by works of art and other personal property owned by its clients. The Other segment primarily includes art education and restoration activities.

The Company's reportable operating segments are strategic business units that offer different services. They are managed separately because each business requires different resources and strategies. The Company evaluates performance based on segment profit or loss from operations before income taxes, not including nonrecurring charges and foreign exchange gains and losses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note B). Revenues are attributed to geographic areas based on the location of the actual sale.

                                            AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1998

                                   AUCTION   REAL ESTATE    FINANCE      OTHER       TOTAL
                                  --------   -----------   --------   --------    --------
REVENUES ......................   $367,204      $ 25,097   $ 47,876   $  6,875    $447,052
INTEREST INCOME ...............     19,044            --         44         43      19,131
INTEREST EXPENSE ..............     10,480            14         48          3      10,545
DEPRECIATION AND AMORTIZATION .     11,218         1,124         --        310      12,652
SEGMENT PROFIT/(LOSS) .........     58,156         4,053     27,501       (697)     89,013
SEGMENT ASSETS ................    556,933        10,661    176,782      3,128     747,504
EXPENDITURES FOR SEGMENT ASSETS     51,473         2,219         --         43      53,735


46 SOTHEBY'S HOLDINGS, INC.

                                            AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1997

                                   AUCTION   REAL ESTATE    FINANCE      OTHER       TOTAL
                                  --------   -----------   --------   --------    --------
REVENUES ......................   $335,511      $ 19,359   $ 20,235   $  6,687    $381,792
INTEREST INCOME ...............     14,931            10         --         35      14,976
INTEREST EXPENSE ..............      5,960            13         39          6       6,018
DEPRECIATION AND AMORTIZATION .      9,978           774         --        305      11,057
SEGMENT PROFIT/(LOSS) .........     67,992         3,938      5,337     (1,110)     76,157
SEGMENT ASSETS ................    551,310        10,166    276,190      1,403     839,069
EXPENDITURES FOR SEGMENT ASSETS     15,440         1,968         --         99      17,507

                                            AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1996

                                   AUCTION   REAL ESTATE    FINANCE      OTHER       TOTAL
                                  --------   -----------   --------   --------    --------
REVENUES ......................   $302,196      $ 13,752   $ 14,015   $  6,533    $336,496
INTEREST INCOME ...............     12,033             3         --         35      12,071
INTEREST EXPENSE ..............      3,603             5         32          3       3,643
DEPRECIATION AND AMORTIZATION .      8,939           342         --        189       9,470
SEGMENT PROFIT/(LOSS) .........     62,672         2,881      3,281       (590)     68,244
SEGMENT ASSETS ................    480,688         4,824    151,116      4,656     641,284
EXPENDITURES FOR SEGMENT ASSETS      9,335           447         --         53       9,835


forty-seven SOTHEBY'S HOLDINGS, INC.

A reconciliation of the totals reported for the reportable operating segments to the applicable line items in the consolidated financial statements is as follows:

                                     AS OF AND FOR THE YEAR ENDED DECEMBER 31

                                               1998         1997         1996
                                          ---------    ---------    ---------
REVENUES:
   TOTAL REVENUES FOR
   REPORTABLE SEGMENTS ................   $ 440,177    $ 375,105    $ 329,963
   OTHER REVENUES .....................       6,875        6,687        6,533
                                          ---------    ---------    ---------
      TOTAL CONSOLIDATED REVENUES .....   $ 447,052    $ 381,792    $ 336,496
                                          =========    =========    =========

PROFIT:
   TOTAL PROFIT FOR
   REPORTABLE SEGMENTS ................   $  89,710    $  77,267    $  68,834
   OTHER PROFIT (LOSS) ................        (697)      (1,110)        (590)
   UNALLOCATED AMOUNTS:
      NON-RECURRING CHARGES ...........     (15,200)     (11,700)          --
                                          ---------    ---------    ---------
      CONSOLIDATED INCOME BEFORE TAX ..   $  73,813    $  64,457    $  68,244
                                          =========    =========    =========

ASSETS:
   TOTAL ASSETS FOR REPORTABLE SEGMENTS   $ 744,376    $ 837,666    $ 636,628
   OTHER ASSETS .......................       3,128        1,403        4,656
   GOODWILL NOT ALLOCATED TO SEGMENTS .      10,529       10,789       11,052
   OTHER UNALLOCATED AMOUNTS ..........      11,977       10,383        3,762
                                          ---------    ---------    ---------
      CONSOLIDATED TOTAL ..............   $ 770,010    $ 860,241    $ 656,098
                                          =========    =========    =========

The other unallocated amounts consist primarily of deferred tax assets and income tax receivable balances.


48 SOTHEBY'S HOLDINGS, INC.

Other Significant Items:

                                                              SEGMENT                      CONSOLIDATED
                                                               TOTALS    ELIMINATIONS          TOTAL
                                                            ---------    ------------      ------------
1998
      INTEREST INCOME .................................     $  19,131    $    (15,571)(1)  $      3,560
      INTEREST EXPENSE ................................        10,545              --            10,545
      DEPRECIATION AND AMORTIZATION ...................        12,652              --            12,652
      EXPENDITURES FOR ASSETS .........................        53,735              --            53,735
1997
      INTEREST INCOME .................................     $  14,976    $    (11,929)(1)  $      3,047
      INTEREST EXPENSE ................................         6,018              --             6,018
      DEPRECIATION AND AMORTIZATION ...................        11,057              --            11,057
      EXPENDITURES FOR ASSETS .........................        17,507              --            17,507
1996
      INTEREST INCOME .................................     $  12,071    $     (7,805)(1)  $      4,266
      INTEREST EXPENSE ................................         3,643              --             3,643
      DEPRECIATION AND AMORTIZATION ...................         9,470              --             9,470
      EXPENDITURES FOR ASSETS .........................         9,835              --             9,835

(1) Represents the elimination of interest charged by Auction to Finance for funding Finance's loan portfolio.

Information concerning geographical areas was as follows:

                                                               AS OF AND FOR THE YEAR ENDED DECEMBER 31

                                                                 1998            1997              1996
                                                            ---------    ------------      ------------
REVENUES
      UNITED STATES ...................................     $ 272,182    $    175,899      $    161,559
      UNITED KINGDOM ..................................       132,325         138,509           111,116
      OTHER INTERNATIONAL COUNTRIES ...................        42,545          67,384            63,821
                                                            ---------    ------------      ------------
      TOTAL ...........................................     $ 447,052    $    381,792      $    336,496
                                                            =========    ============      ============

LONG-LIVED ASSETS
      UNITED STATES ...................................     $  56,832    $     30,075      $     21,018
      UNITED KINGDOM ..................................        45,953          44,305            46,498
      OTHER INTERNATIONAL COUNTRIES ...................         6,129           4,162             3,060
                                                            ---------    ------------      ------------
      TOTAL ...........................................     $ 108,914    $     78,542      $     70,576
                                                            =========    ============      ============

      NOTE D: ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following:

                                                                                      AS OF DECEMBER 31

(Thousands of dollars)                                                           1998              1997
                                                                         ------------      ------------
ACCOUNTS AND OTHER RECEIVABLES ....................................      $    317,001         $ 357,521
ALLOWANCE FOR DOUBTFUL ACCOUNTS ...................................           (11,711)           (6,799)
                                                                         ------------      ------------
                                                                              305,290           350,722
                                                                         ------------      ------------
NOTES RECEIVABLE ..................................................           155,581           276,401
ALLOWANCE FOR DOUBTFUL ACCOUNTS ...................................            (2,874)           (3,620)
                                                                         ------------      ------------
                                                                              152,707           272,781
                                                                         ------------      ------------
TOTAL .............................................................      $    457,997         $ 623,503
                                                                         ============      ============


forty-nine SOTHEBY'S HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable included $0.3 million and $2.1 million at December 31, 1998 and 1997, respectively, relating to the purchase of art objects at auction by employees, officers, directors and other related parties.

Under the standard terms and conditions of the Company's auction sales, the Company is not obligated to pay consignors for items that have not been paid by the purchaser. If the purchaser defaults on payment, the Company has the right to cancel the sale and return the property to the owner, re-offer the property at auction, or negotiate a private sale.

In certain situations, when the purchaser takes possession of the property before payment is made, the Company is liable to the seller for the net sale proceeds. As of December 31, 1998 and 1997, accounts receivable included approximately $137.4 million and $179.6 million, respectively, of such sales. As of February 23, 1999, $92.7 million of the amount outstanding at December 31, 1998 had been paid. Amounts outstanding at December 31, 1997 which remained outstanding at December 31, 1998 totaled $4.9 million. Management believes that adequate allowances have been established to provide for potential losses on these amounts.

Notes receivable included $0.7 million at December 31, 1998, relating to loans to employees. The average interest rate on these loans was 11.5% at December 31, 1998.

The Company provides collectors, museums and dealers with financing generally secured by works of art that the Company typically controls and other personal property owned by its clients. The Company generally makes two types of secured loans: (1) advances secured by consigned property to borrowers who are contractually committed, in the near term, to sell the property at auction or privately (a "consignor advance"); and (2) general purpose loans to collectors, museums or dealers secured by property not presently intended for sale. The consignor advance enables a consignor to receive funds shortly after consignment for an auction that will occur several weeks or months in the future, while preserving for the benefit of the consignor the potential of the auction process. The general purpose secured loans allow the Company to establish or enhance a mutually beneficial relationship with dealers and collectors. The loans are generally made with full recourse to the borrower. In certain instances, however, loans are made with recourse limited to the works of art pledged as security for the loan. To the extent that the Company is looking wholly or partially to the collateral for repayment of its loans, repayment can be adversely impacted by a decline in the art market in general or in the value of the particular collateral. In addition, in situations where the borrower becomes subject to bankruptcy or insolvency laws, the Company's ability to realize on its collateral may be limited or delayed by the application of such laws.

No individual loans amounted to more than 5% of total assets at December 31, 1998. Although the Company's general policy is to make secured loans at loan to value ratios (principal loan amount divided by the low auction estimate of the collateral) of 50% or lower, on certain occasions the Company will lend, on a secured basis, at loan to value ratios higher than 50%. In addition, on certain occasions, the Company will also lend amounts at loan to value ratios higher than 50% where the Company participates in a share of the sale proceeds if the property sells for more than its investment and the Company shares in a portion of the loss if the property does not sell at or above its investment.

The average interest rates charged on notes receivable were 8.7% and 9.1% at December 31, 1998 and 1997, respectively. The estimated fair value of notes receivable was $155.6 million and $275.6 million at December 31, 1998 and 1997, respectively.

Interest income on impaired loans is recognized to the extent cash is received. Where there is doubt regarding the ultimate collectibility of principal for impaired loans, cash receipts, whether designated as principal or interest, are thereafter applied to reduce the recorded investment in the loan.

The following are the changes in the allowance for credit losses relating to notes receivable for the twelve months ended December 31, 1998 and 1997.

                                                         YEAR ENDED DECEMBER 31

(Thousands of dollars)                                        1998         1997
                                                           -------      -------
ALLOWANCE FOR CREDIT LOSSES AT DECEMBER 31, 1997 AND 1996  $ 3,620      $ 2,501
PROVISIONS ..............................................      250        1,251
WRITEOFFS AND OTHER .....................................     (996)        (132)
                                                           -------      -------
ALLOWANCE FOR CREDIT LOSSES AT DECEMBER 31, 1998 AND 1997  $ 2,874      $ 3,620
                                                           =======      =======


50 SOTHEBY'S HOLDINGS, INC.

      NOTE E: INVENTORY

Inventory consists principally of objects obtained incidental to the auction process primarily as a result of honoring authenticity claims of purchasers, purchasers defaulting on accounts receivable after the consignor has been paid, purchasing property at the minimum price guaranteed by the Company and purchases of property for investment purposes.

The inventory and related allowances to adjust the cost of inventory to management's estimated net realizable value are as follows:

                                                              AS OF DECEMBER 31

(Thousands of dollars)                                    1998             1997
                                                      --------         --------
INVENTORY, AT COST ...........................        $ 26,337         $ 39,300
NET REALIZABLE VALUE ALLOWANCES ..............          (9,422)         (15,726)
                                                      --------         --------
TOTAL ........................................        $ 16,915         $ 23,574
                                                      ========         ========

      NOTE F: INVESTMENTS

On May 23, 1990, the Company purchased the common stock of the Pierre Matisse Gallery Corporation ("Matisse") for approximately $153 million. The assets of Matisse consisted of a collection of fine art (the "Matisse inventory"). Upon consummation of the purchase, the Company contributed the Matisse inventory to AMA and entered into the AMA partnership agreement with Acquavella Contemporary Art, Inc. to sell the Matisse inventory. The Company accounts for its investment in AMA under the equity method of accounting in the Consolidated Financial Statements, including its share of AMA's operating results in auction and related revenue. The total net assets of the partnership consist principally of the inventory described above. The Company reflects its 50% interest in the net assets of the partnership in investments in the Consolidated Balance Sheets. This investment totaled $34.3 million and $35.2 million at December 31, 1998 and 1997, respectively, and is included in Auction segment assets for segment reporting purposes. (See Note C.)

To the extent that the partnership requires working capital, the Company has agreed to lend the same to the partnership. As of December 31, 1998, no such amounts were outstanding.

In 1998 and 1997 the Company's investments in other affiliates totaled $2.4 and $2.3 million, respectively.

      NOTE G: PROPERTIES

Properties consist of the following:

                                                              AS OF DECEMBER 31

(Thousands of dollars)                                     1998            1997
                                                      ---------       ---------
LAND ...........................................      $     276       $     276
BUILDING AND BUILDING IMPROVEMENTS .............         49,793          43,792
LEASEHOLDS AND LEASEHOLD IMPROVEMENTS ..........         13,489          40,784
FURNITURE, FIXTURES AND EQUIPMENT ..............         66,638          57,613
CONSTRUCTION IN PROGRESS .......................         34,551              --
OTHER ..........................................          4,321           6,419
                                                      ---------       ---------
                                                        169,068         148,884
                                                      ---------       ---------
LESS: ACCUMULATED DEPRECIATION .................        (60,154)        (70,342)
                                                      ---------       ---------
TOTAL ..........................................      $ 108,914       $  78,542
                                                      =========       =========

Construction in progress relates to the expenditures on the construction of the York Property, as defined in Note J, and expenditures related to the Company's new financial and accounting system. These assets will be depreciated when they are put into use.

fifty-one SOTHEBY'S HOLDINGS, INC.

      NOTE H: CREDIT ARRANGEMENTS

Short-term borrowings consist of the following:

                                                               AS OF DECEMBER 31

(Thousands of dollars)                                      1998            1997
                                                          ------          ------
BANK LINES OF CREDIT ...........................          $2,076          $2,152
OTHER SHORT-TERM OBLIGATIONS ...................              22              16
                                                          ------          ------
                                                          $2,098          $2,168
                                                          ======          ======

Bank Lines of Credit   At December 31, 1998 and 1997, $2.1 million and $2.2
million, respectively, were outstanding under domestic and foreign lines of credit at weighted average annual interest rates of 3.97% and 5.44%, respectively.

Commercial Paper   The Company may issue up to $300 million in notes under
its U.S. commercial paper program. The U.S. commercial paper program was increased to $300 million from $200 million in July 1998. At December 31, 1998 there were no outstanding commercial paper borrowings. At December 31, 1997, $117.0 million of commercial paper borrowings was outstanding. These borrowings were classified on the Consolidated Balance Sheets as a long-term liability based on the Company's ability and intent to maintain or refinance these obligations on a long-term basis. The notes do not bear interest but are issued at a discount, which is negotiated by the Company and purchaser prior to each issuance. The weighted average annual interest rate on the commercial paper borrowings outstanding at December 31, 1997 was 6.05% with an average maturity of 19.5 days.

Bank Credit Facilities   On July 11, 1996, the Company entered into a $300
million Bank Credit Agreement (the "Credit Agreement"). The Credit Agreement represents an amendment and restatement of the Company's former $300 million credit agreement which was executed in August 1994. Borrowings under the Credit Agreement are permitted through July 11, 2001 in either U.S. dollars or U.K. pounds sterling. Under the terms of the Credit Agreement, interest is calculated based on the London Interbank Offering Rate ("LIBOR"). A facility fee of 0.10% per annum is charged on the amount of the commitment. Commitment fees totaled $0.3 million, $0.3 million and $0.4 million for the years ended December 31, 1998, 1997 and 1996 respectively. The Credit Agreement contains certain financial covenants. Under these covenants, the Company is permitted to pay dividends, however, the Company is required to maintain consolidated tangible net worth, as defined, of at least $150 million. At December 31, 1998, consolidated tangible net worth, as defined was $296.6 million. The Company had no outstanding borrowings under these facilities during 1998 and 1997.

Senior Unsecured Debt   In May 1998, the Company filed a registration
statement with the Securities and Exchange Commission relating to a shelf registration of $200 million of senior unsecured debt securities that may be offered and sold from time to time. Subsequent to year ended, in February 1999, the Company sold a tranche of these debt securities for an aggregate offering price of $100 million at an interest rate of 6.875%.

Interest paid on borrowings totaled $9.8 million, $5.5 million and $2.7 million in the years ended December 31, 1998, 1997, and 1996, respectively.

52 SOTHEBY'S HOLDINGS, INC.

      NOTE I: INCOME TAXES

The significant components of income tax expense consist of the following:

                                                                YEAR ENDED DECEMBER 31

(Thousands of dollars)                                  1998         1997         1996
                                                    --------     --------     --------
INCOME BEFORE TAXES:
      DOMESTIC ..................................   $ 65,963     $ 19,514     $ 31,595
      FOREIGN ...................................      7,850       44,943       36,649
                                                    --------     --------     --------
      TOTAL .....................................   $ 73,813     $ 64,457     $ 68,244
                                                    ========     ========     ========

INCOME TAXES CURRENT:
      FEDERAL ...................................   $ 17,876     $  7,136     $ 11,241
      STATE AND LOCAL ...........................     13,009        3,824        5,067
      FOREIGN ...................................      7,872       15,220       10,519
                                                    --------     --------     --------
                                                      38,757       26,180       26,827
                                                    --------     --------     --------

INCOME TAXES DEFERRED:
      FEDERAL ...................................     (6,887)      (3,426)      (2,299)
      FOREIGN ...................................     (3,082)       1,095        2,770
                                                    --------     --------     --------
                                                      (9,969)      (2,331)         471
                                                    --------     --------     --------
      TOTAL .....................................   $ 28,788     $ 23,849     $ 27,298
                                                    ========     ========     ========

The components of deferred income tax assets and liabilities consist of the following:

                                                                     AS OF DECEMBER 31

(Thousands of dollars)                                               1998         1997
                                                                 --------     --------
DEFERRED TAX ASSETS:
      ASSET PROVISIONS AND ACCRUED LIABILITIES .............     $ 11,045     $  6,401
      TAX LOSS AND CREDIT CARRYFORWARDS ....................        8,595        6,458
                                                                 --------     --------
                                                                   19,640       12,859
      VALUATION ALLOWANCE ..................................       (3,389)      (6,458)
                                                                 --------     --------
      TOTAL ................................................     $ 16,251     $  6,401
                                                                 ========     ========

DEFERRED TAX LIABILITIES:
      BASIS DIFFERENCE IN PARTNERSHIP ASSETS ...............     $ 12,507     $ 12,772
      DEPRECIATION .........................................         (718)        (864)
                                                                 --------     --------
      TOTAL ................................................     $ 11,789     $ 11,908
                                                                 ========     ========

The Company provided a valuation allowance for certain foreign losses and tax credit carryovers of $3.4 million and $6.5 million at December 31, 1998 and 1997 respectively. The valuation allowance (decreased) increased by ($3.1 million) and $5.9 million at December 31, 1998 and 1997, respectively. The change in the valuation allowance in 1998 compared to 1997 resulted from management's evaluation of the utilization of U.S. and certain foreign operating loss and credit carryfowards.

The effective tax rate varied from the statutory rate as follows:

                                                                Year ended December 31

                                                        1998         1997         1996
                                                    --------     --------     --------
STATUTORY FEDERAL INCOME TAX RATE ...............       35.0%        35.0%        35.0%
STATE AND LOCAL TAXES, NET OF FEDERAL TAX BENEFIT        5.7          3.9          4.8
FOREIGN TAXES AT RATES GREATER THAN U.S. RATES ..        2.8          0.9          0.7
TAXABLE FOREIGN SOURCE INCOME ...................       (4.8)        (2.5)         0.0
OTHER ...........................................        0.3         (0.3)        (0.5)
                                                    --------     --------     --------
EFFECTIVE INCOME TAX RATE .......................       39.0%        37.0%        40.0%
                                                    ========     ========     ========


fifty-three SOTHEBY'S HOLDINGS, INC.

Undistributed earnings of foreign subsidiaries included in consolidated retained earnings at December 31, 1998 and 1997 amounted to $38.0 million and $35.0 million, respectively. Such amounts are considered to be reinvested indefinitely or will be distributed from income that would not incur a significant tax consequence and, therefore, no provision has been made for taxes that would be payable upon distribution of these earnings.

Total income tax payments, net of refunds, during 1998, 1997 and 1996 were $25.4 million, $24.2 million and $12.7 million respectively.

The related tax expense (benefit) for the years ended December 31, 1998, 1997 and 1996 related to the foreign currency translation adjustment included in Other Comprehensive Income was approximately $0.24 million, ($3.6 million) and $3.7 million, respectively.

      NOTE J: LEASE COMMITMENTS

The Company conducts its business on premises leased in various locations under long-term operating leases expiring through 2060. Net rental payments under operating leases amounted to $15.5 million, $13.1 million and $11.9 million, respectively for the years ended December 31, 1998, 1997 and 1996.

Properties under capital leases, which relate primarily to computer and office equipment, are not material. Future minimum lease payments under noncancelable operating leases in effect at December 31, 1998 are as follows:

(Thousands of dollars)

1999  .......................................................           $ 16,554
2000  .......................................................             12,442
2001  .......................................................             10,382
2002  .......................................................              9,350
2003  .......................................................              9,016
THEREAFTER ..................................................             62,503
                                                                        --------
TOTAL FUTURE MINIMUM LEASE PAYMENTS .........................           $120,247
                                                                        ========

The future minimum lease payments have not been reduced by minimum sublease rentals of $9.9 million due in the future under noncancelable subleases.

In addition to the above rentals, under the terms of certain of the leases, the Company pays real estate taxes, utility costs and other increases based on a price-level index.

Operating leases include a lease expiring in 2009 (which can be extended until 2039) on the North American headquarters building in New York City (the "York Property"). York Avenue Development, Inc., a wholly-owned subsidiary of Sotheby's, Inc. (itself a wholly-owned subsidiary of the Company), holds a purchase option on the York Property. The option can be exercised on defined dates in 1999, 2004 and 2009 for ten times the annual rent at the date the option is exercised, subject to certain limitations.

      NOTE K: SHAREHOLDERS' EQUITY

Common Stock and Public Offering   Effective May 13, 1988, 11,006,214 shares
of Class A Limited Voting Common Stock ("Class A Common Stock") were sold in an initial public offering by the Company's shareholders. Effective June 30, 1992, an additional 11,000,000 shares of Class A Common Stock were sold in a secondary public offering by certain shareholders of the Company. The Class A Common Stock is traded on stock exchanges in both the U.S. and the U.K.

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. Both classes of common stock share equally in cash dividend distributions.

Preferred Stock   In addition to Class A and B Common Stock outstanding, the
Company has the authority to issue 50,000,000 shares of Preferred Stock, no par value. No such shares were issued and outstanding at December 31, 1998 and 1997.

Stock Option Plans   At December 31, 1998, the Company has reserved 9,778,000
shares of Class B Common Stock for issuance in connection with the 1987 Stock Option Plan and the 1997 Stock Option Plan ("the Plan"). The Plan succeeded the 1987 Stock Option Plan.

54 SOTHEBY'S HOLDINGS, INC.

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

At December 31, 1998, there were outstanding options under the Plan and the 1987 Stock Option Plan for the purchase of 7,895,935 shares at prices ranging from $10.87 to $24.25 per share. Stock option transactions during 1998, 1997 and 1996 are summarized as follows (shares in thousands):

                                                                    OPTIONS OUTSTANDING
                                                 -----------------------------------------------------------
                                                 SHARES RESERVED
                                                    FOR ISSUANCE                                    WEIGHTED
                                                  UNDER THE PLAN       SHARES         PRICES   AVERAGE PRICE
                                                 ---------------    ---------   ------------   -------------
INITIAL GRANT SEPTEMBER 1, 1987 ...............           12,507        7,628   $       1.50   $        1.50
                                                 ---------------    ---------   ------------   -------------
BALANCE AT DECEMBER 31, 1995 ..................            9,490        6,297   $ 1.50-22.62   $       11.83
      OPTIONS GRANTED .........................                           754   $14.00-17.00   $       15.13
      OPTIONS CANCELED ........................                          (183)  $10.87-20.87   $       13.65
      OPTIONS EXERCISED .......................           (1,093)      (1,093)  $ 1.50-16.50   $        8.34
                                                 ---------------    ---------   ------------   -------------
BALANCE AT DECEMBER 31, 1996 ..................            8,397        5,775   $ 1.50-22.62   $       12.86
OPTIONS EXPIRED-1987 OPTION PLAN ..............           (2,169)
INITIAL GRANT JANUARY 1, 1997 FOR THE PLAN ....            6,000
      OPTIONS GRANTED .........................                         2,279   $15.75-18.94   $       17.72
      OPTIONS CANCELED ........................                          (237)  $10.87-17.13   $       13.64
      OPTIONS EXERCISED .......................           (1,121)      (1,121)  $ 1.50-18.00   $       10.23
                                                 ---------------    ---------   ------------   -------------
BALANCE AT DECEMBER 31, 1997 ..................           11,107        6,696   $ 3.50-22.62   $       14.92
      OPTIONS GRANTED .........................                         3,037   $20.06-24.25   $       22.67
      OPTIONS CANCELED ........................                          (508)  $10.87-22.62   $       16.61
      OPTIONS EXERCISED .......................           (1,329)      (1,329)  $ 3.50-18.69   $       13.19
                                                 ---------------    ---------   ------------   -------------
BALANCE AT DECEMBER 31, 1998 ..................            9,778        7,896   $10.87-24.25   $       17.84
                                                 ===============    =========   ============   =============

The following table summarizes information about options outstanding at December 31, 1998 (shares in thousands):

                               OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                 -------------------------------------------------    ------------------------------
                                       WEIGHTED
                                        AVERAGE
                 OUTSTANDING          REMAINING           WEIGHTED    EXERCISABLE           WEIGHTED
                 AT 12/31/98   CONTRACTUAL LIFE      AVERAGE PRICE    AT 12/31/98      AVERAGE PRICE
                 -----------   ----------------      -------------    -----------      -------------
$ 9.70-12.12             721          6.1 years          $   10.88            341          $   10.88
$12.13-14.55           1,134          3.5 years          $   13.13          1,116          $   13.13
$14.56-16.97           1,376          6.6 years          $   15.81            628          $   16.11
$16.98-19.40           1,614          8.4 years          $   18.12            308          $   18.13
$19.41-21.82           1,495          9.0 years          $   20.31             30          $   20.88
$21.83-24.25           1,556          9.9 years          $   24.15             --          $      --
                 -----------                                          -----------      -------------
                       7,896                                                2,423          $   14.31
                 ===========                                          ===========      =============

The weighted average fair value (using the Black-Scholes option-pricing model) per share of options granted during the years ended December 31, 1998, 1997 and 1996 was $7.36, $6.47 and $5.52, respectively. At December 31, 1997 and 1996, 2,492,455 and 2,498,527 options were exercisable at a weighted average exercise price of $13.57 and $11.96, respectively.

fifty-five SOTHEBY'S HOLDINGS, INC.

Performance Share Purchase Plan   At December 31, 1998, the Company had
reserved 2,000,000 shares of Class B Common Stock for issuance in connection with the Performance Share Purchase Plan (the "Performance Plan"). At December 31, 1998, 695,500 options were outstanding under the Performance Plan.

The following table summarizes information about options outstanding at December 31, 1998 under the Performance Plan:

                                                                                                WEIGHTED
Options Outstanding                                                SHARES         PRICES   AVERAGE PRICE
                                                                  -------    -----------   -------------
INITIAL GRANT FEBRUARY 1996 AND BALANCE AT DECEMBER 31, 1996      215,000    $      3.69   $        3.69
      OPTIONS GRANTED ......................................      271,500           4.29            4.29
      OPTIONS CANCELED .....................................      (56,000)     3.69-4.29            4.02
                                                                  -------    -----------   -------------
BALANCE AT DECEMBER 31, 1997 ...............................      430,500    $ 3.69-4.29   $        4.03
      OPTIONS GRANTED ......................................      315,000           5.03            5.03
      OPTIONS CANCELED .....................................      (50,000)     3.69-4.29            3.99
                                                                  -------    -----------   -------------
BALANCE AT DECEMBER 31, 1998 ...............................      695,500    $ 3.69-5.03   $        4.48
                                                                  =======    ===========   =============

The Company recognized compensation expense of $9.0 million, $1.3 million and $0.5 million in 1998, 1997 and 1996, respectively, relating to the Performance Plan.

Pursuant to the Performance Plan, options are granted with an exercise price equal to at least 25% of the fair market value of the Class B Common Stock at the date of grant.

Options granted under the Performance Plan will be exercisable upon the fulfillment of certain performance criteria, based on the Company's earnings per share or return on equity, or both, as determined by the Compensation Committee of the Board of Directors, as well as fulfillment of time vesting requirements. The options, which generally have a three-year performance period, time vest regardless of achieving the performance goal, in one third increments on each of the third, fourth and fifth anniversaries of the date of grant. If the performance goal has been achieved at the time these options begin time vesting, the options will become exercisable when the time vesting requirement is met. If the performance goal has not been achieved by the end of the performance period, the options will not become exercisable upon vesting. Rather, the designated performance goal will automatically be adjusted and the performance period will be extended one year. Upon achievement of the adjusted performance goal, the options will be exercisable to the extent they have time vested. If the adjusted performance goal is not achieved by the end of the fifth year after the date of grant, the options will expire. During the term of each Performance Plan option, the option accrues dividend equivalents which are payable to the option holder when the option becomes exercisable. During 1997, the Audit and Compensation Committee approved an acceleration of the time vesting for options granted during 1996 and 1997. These options will time vest on the third anniversary of the date of the grant, provided that the performance goal is achieved. The performance goal for the 1996 grant was achieved and the options became exercisable on January 31, 1999.

The weighted average fair value (using the Black-Scholes option-pricing model) per share of options granted during 1998, 1997 and 1996 was $14.02, $11.99 and $10.33 respectively.

56 SOTHEBY'S HOLDINGS, INC.

Pro Forma Disclosure of the Compensation Cost for Stock Option Plans Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted under SFAS No. 123, the Company has elected to continue to measure stock-based compensation using the intrinsic value approach under APB Opinion No. 25.

Had compensation cost for the Plan and the Performance Plan been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                        YEAR ENDED DECEMBER 31

                                                1998         1997         1996
                                          ----------   ----------   ----------
NET INCOME--AS REPORTED ...............   $   45,025   $   40,608   $   40,946
NET INCOME--PRO FORMA .................   $   42,704   $   38,044   $   39,345
BASIC EARNINGS PER SHARE--AS REPORTED .   $     0.79   $     0.73   $     0.73
DILUTED EARNINGS PER SHARE--AS REPORTED   $     0.79   $     0.72   $     0.73
BASIC EARNINGS PER SHARE--PRO FORMA ...   $     0.75   $     0.68   $     0.71
DILUTED EARNINGS PER SHARE--PRO FORMA .   $     0.75   $     0.68   $     0.70

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

Stock Compensation Plan for Non-employee Directors   Effective April 30,
1998, the Company amended and restated the Director Stock Ownership Plan. At December 31, 1998, the Company had reserved 161,165 shares of Class A Common Stock for issuance in connection with the Stock Compensation Plan for Non-employee Directors ("the Plan"). During 1998, 15,255 shares were issued to non-employee directors under the Plan. During 1998, 1997 and 1996, 3,690, 15,390 and 4,500 shares, respectively were issued to non-employee directors under the Director Stock Ownership Plan.

Stock Repurchase Programs   In June of 1996, the Company authorized an
increase in the number of shares of its outstanding Class A Common Stock to be acquired under the November 30, 1995 stock repurchase program from 1 million shares to 4 million shares. As of December 31, 1998, 2.5 million shares had been repurchased under this program. There were no repurchases of stock in 1998.

      NOTE L: PENSION ARRANGEMENTS

The Company has a U.S. defined contribution plan that covers employees after 90 days of service. The Company contributes 2% of each participant's compensation to the plan. In addition, participants may elect to contribute between 2% and 12% of their compensation, up to the maximum amount allowable under IRS regulations, on a pre-tax basis. Effective May 1, 1996, employee savings are matched by a Company contribution of up to an additional 6% of the participant's compensation. Prior to May 1, 1996, the Company matched employee savings up to an additional 3% of the participant's compensation. The Company's contributions amounted to $2.7 million, $2.5 million and $2.0 million for the years ended December 31, 1998, 1997 and 1996, respectively.

The Company also contributes to a defined benefit pension plan covering substantially all employees in the U.K. on an annual basis.

The following disclosure related to the defined benefit pension plan is in accordance with the provisions of SFAS No. 132 (see Note B), which the Company adopted for the year ended December 31, 1998.

fifty-seven SOTHEBY'S HOLDINGS, INC.

The change in the projected benefit obligation ("PBO") is as follows:

                                                                        AS OF DECEMBER 31

                                                                        1998         1997
                                                                   ---------    ---------
PBO AT BEGINNING OF YEAR .......................................   $  97,400    $  84,392
SERVICE COST ...................................................       4,891        3,656
INTEREST COST ..................................................       6,767        6,568
EMPLOYEE CONTRIBUTIONS .........................................         818          638
BENEFIT IMPROVEMENTS ...........................................           0          217
ACTUARIAL (LOSS) GAIN ..........................................      (3,746)       4,790
BENEFITS PAID ..................................................      (2,161)      (1,847)
FOREIGN CURRENCY EXCHANGE RATE CHANGES .........................         290       (1,014)
                                                                   ---------    ---------
PBO AT END OF YEAR .............................................   $ 104,259    $  97,400
                                                                   =========    =========

The change in the plan assets, the funded status and the amounts recognized in the Consolidated Balance Sheets are as follows:

                                                                        AS OF DECEMBER 31

                                                                        1998         1997
                                                                   ---------    ---------
FAIR VALUE OF PLAN ASSETS AT BEGINNING OF YEAR .................   $ 142,023    $ 119,065
ACTUAL (LOSS) RETURN ON PLAN ASSETS ............................      (4,658)      24,703
EMPLOYER CONTRIBUTIONS .........................................         983          893
EMPLOYEE CONTRIBUTIONS .........................................         818          638
BENEFITS PAID ..................................................      (2,161)      (1,847)
FOREIGN CURRENCY EXCHANGE RATE CHANGES .........................         431       (1,429)
                                                                   ---------    ---------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR .......................   $ 137,436    $ 142,023
                                                                   ---------    ---------

FUNDED STATUS ..................................................   $  33,178    $  44,629
UNRECOGNIZED TRANSITIONAL ASSET ................................      (1,973)      (2,461)
UNRECOGNIZED PRIOR SERVICE COST ................................       2,571        2,871
UNRECOGNIZED ACTUARIAL GAIN ....................................     (24,435)     (38,368)
                                                                   ---------    ---------
PREPAID PENSION COST RECORDED IN THE CONSOLIDATED BALANCE SHEETS   $   9,341    $   6,671
                                                                   =========    =========

The components of net pension benefit are as follows:

                                                         YEAR ENDED DECEMBER 31

                                                   1998        1997        1996
                                               --------    --------    --------
SERVICE COST .............................     $  4,891    $  3,656    $  3,229
INTEREST COST ............................        6,767       6,568       5,854
EXPECTED RETURN ON PLAN ASSETS ...........      (11,129)     (9,510)     (8,479)
AMORTIZATION OF PRIOR SERVICE COST .......          304         285         290
AMORTIZATION OF ACTUARIAL LOSS ...........       (2,007)     (1,447)     (1,112)
AMORTIZATION OF TRANSITION ASSET .........         (493)       (493)       (493)
                                               --------    --------    --------
NET PENSION BENEFIT ......................     $ (1,667)   $   (941)   $   (711)
                                               ========    ========    ========

The weighted average discount rate used in determining actuarial values for the U.K. pension plan was 6.5% in 1998 and 7.0% in 1997, the increase in future compensation levels was 5.0% in 1998 and 6.0% in 1997, and the expected weighted average long-term rate of return on plan assets was 9.0% in 1998 and 1997.

58 SOTHEBY'S HOLDINGS, INC.

      NOTE M: RELATED PARTY TRANSACTIONS

Due to consignors included $0.7 million and $0.2 million at December 31, 1998 and 1997, respectively, relating to the sale of art objects at auction by employees, officers, directors and other related parties. In addition, prior to December 1995, the Company had a loan program whereby the Company would directly lend money to certain officers and staff for a term of 15 years to purchase a residence under notes bearing interest at an annual rate equal to 1 to 2 percentage points below the prime rate. Outstanding direct loans amounted to $0.1 million at December 31, 1998 and 1997. In December 1995, the majority of the loans under this program were refinanced and replaced by a bank loan program providing comparable loan terms and interest rates. All repayment obligations under this bank loan program are guaranteed by the Company. This program is available to employees at the Chief Executive Officer's discretion. For loans under this program exceeding $0.4 million, the approval of either the Compensation Committee or Executive Committee of the Board of Directors is required. All loans are repayable when an employee leaves the Company. The amount of guarantees outstanding was $6.0 million at December 31, 1998. See Notes D and N for additional related party disclosure.

      NOTE N: COMMITMENTS AND CONTINGENCIES

Commitments   The Company evaluated the adequacy of its principal auction premises for the requirements of the present and future conduct of its business. In September 1998, the Company received final approval from the City of New York to proceed with its plan to construct a six story addition and to renovate its current facility on York Avenue. This construction will expand auction, warehouse and office space in New York City and will enable the Company to consolidate its operations in New York City. The capital expenditures relating to the new building construction is currently estimated to be in the range of $125-130 million. As of February 23, 1999, the Company has financial commitments in relation to this project of approximately $52.1 million.

Legal Actions   The Company, in the normal course of business, is a defendant in various legal actions.

Lending and Other Contingencies   The Company enters into legal binding
arrangements to lend, on a collateralized basis, to potential consignors and other individuals who have collections of fine art or other objects. Unfunded commitments to extend additional credit were approximately $84.0 million and $27.7 million at December 31, 1998 and 1997, respectively.

The Company has a bank loan guarantee program available to certain employees at the Chief Executive Officer's discretion whereby the employee borrows directly from a bank on a demand note basis and pays an annual interest rate equal to the prime rate. All of the repayment obligations of the employee are guaranteed by the Company and repayable when an employee leaves the Company. These obligations totaled $0.7 million at December 31, 1998.

On certain occasions, the Company will guarantee to the consignor a minimum price in connection with the sale of property at auction. The Company must perform under its guarantee only in the event that the property sells for less than the minimum price or the property does not sell and, therefore, the Company must pay the difference between the sale price at auction and the amount of the guarantee. At December 31, 1998 and February 23, 1999, the Company had no outstanding guarantees. Under certain guarantees, the Company participates in a share of the proceeds if the property under guarantee sells above a minimum price. In addition, the Company is obligated under the terms of certain guarantees to fund a portion of the guarantee prior to the auction.

In the opinion of management, the commitments and contingencies described above and in Note J currently are not expected to have a material adverse effect on the Company's financial statements.

fifty-nine SOTHEBY'S HOLDINGS, INC.

      NOTE O: NON-RECURRING CHARGES

In 1998, the Company recorded a non-recurring charge within operating expenses of $15.2 million relating to the construction of the York Property, as defined in Note J, which was a direct result of the Company's decision to consolidate its operations in New York City. Approximately $14.1 million of this amount was a non-cash charge resulting from the impairment of existing leasehold improvements and related furniture and fixtures which were deemed to have no future use, as they have been or are currently being destroyed or replaced during the construction of the York Property. The remaining amount of approximately $1.1 million was a provision resulting from the cost of future rental obligations on rental space in New York City that will be abandoned as part of the plan. As of December 31, 1998, the Company has recorded in other liabilities on the Consolidated Balance Sheet, approximately $1.1 million related to these future obligations, which will be paid out starting approximately in October, 2000 through September, 2003.

In early 1997, a television program aired in the U.K. and a related book was published both of which contain certain allegations of improper or illegal conduct by current and former employees of the Company. In response to these allegations, the Board of Directors in February 1997 established a committee of independent directors to review the issues raised by the book and related matters. The Independent Review Committee retained outside independent counsel in the U.S. and the U.K. to assist and advise the Committee in its review. The Company's management also conducted its own internal review. Both reviews were completed in 1997. In 1997, the Company incurred $11.7 million of non-recurring charges which consisted primarily of legal and other professional fees associated with the Board of Directors' Independent Review Committee. The Company does not expect to incur any additional material expenses in relation to this matter. These charges were paid in full as of December 31, 1998.

      NOTE P: ACQUISITIONS

In June, 1998, the Company's Real Estate segment (Note C) acquired Christopher Webster Real Estate of Sante Fe, Inc., a real estate brokerage firm in Sante Fe, New Mexico. In October, 1998, the Company's Auction segment acquired Davis and Co., a wine auctioneer in Chicago, Illinois. Both of these acquisitions have been accounted for as a purchase. These acquisitions did not have a material effect on the Company's financial statements, thus pro-forma results of operations have not been included herein.

In March 1997, the Company acquired Braverman, Newbold and Brennan, a real estate brokerage firm in Southampton, New York. In July 1997, the Company acquired Leslie Hindman Auctioneers, an auction house in Chicago, Illinois. Both of these acquisitions have been accounted for as a purchase. These acquisitions did not have a material effect on the Company's financial statements, thus pro forma results of operations have not been included herein.

60 SOTHEBY'S HOLDINGS, INC.

      NOTE Q: QUARTERLY RESULTS (UNAUDITED)

(Thousands of dollars, except per share data)        FIRST       SECOND       THIRD       FOURTH
                                                 ---------    ---------   ---------    ---------
1998

  AUCTION SALES ........................         $ 251,805    $ 715,770   $ 157,691    $ 814,477
                                                 ---------    ---------   ---------    ---------
  AUCTION AND RELATED REVENUES .........         $  55,266    $ 129,916   $  34,478    $ 147,544
  OTHER REVENUES .......................            13,057       16,900      16,810       33,081
                                                 ---------    ---------   ---------    ---------
  TOTAL REVENUES .......................            68,323      146,816      51,288      180,625
                                                 ---------    ---------   ---------    ---------
  OPERATING INCOME (LOSS)
    BEFORE NON-RECURRING CHARGES .......            (7,769)      55,009     (15,167)      63,905
  OPERATING INCOME (LOSS)
    AFTER NON-RECURRING CHARGES ........            (7,769)      55,009     (30,367)      63,905
  NET INCOME (LOSS) ....................         $  (6,283)   $  33,562   $ (20,792)   $  38,538
  BASIC EARNINGS (LOSS) PER SHARE ......         $   (0.11)   $    0.59   $   (0.37)   $    0.68
  DILUTED EARNINGS (LOSS) PER SHARE ....         $   (0.11)   $    0.59   $   (0.37)   $    0.66
                                                 ---------    ---------   ---------    ---------

(Thousands of dollars, except per share data)        FIRST       SECOND       THIRD       FOURTH
                                                 ---------    ---------   ---------    ---------
1997

  AUCTION SALES ........................         $ 207,262    $ 650,607   $ 137,778    $ 847,688
                                                 ---------    ---------   ---------    ---------
  AUCTION AND RELATED REVENUES .........         $  45,116    $ 118,406   $  39,903    $ 132,086
  OTHER REVENUES .......................             8,966       12,596      11,411       13,308
                                                 ---------    ---------   ---------    ---------
  TOTAL REVENUES .......................            54,082      131,002      51,314      145,394
                                                 ---------    ---------   ---------    ---------
  OPERATING INCOME (LOSS)
    BEFORE NON-RECURRING CHARGES .......            (8,854)      51,297     (13,765)      50,781
  OPERATING INCOME (LOSS)
    AFTER NON-RECURRING CHARGES ........           (11,354)      48,297     (17,265)      48,081
  NET INCOME (LOSS) ....................         $  (6,783)   $  29,340   $ (11,322)   $  29,373
  BASIC EARNINGS (LOSS) PER SHARE ......         $   (0.12)   $    0.53   $   (0.20)   $    0.52
  DILUTED EARNINGS (LOSS) PER SHARE ....         $   (0.12)   $    0.52   $   (0.20)   $    0.52
                                                 ---------    ---------   ---------    ---------


sixty-one SOTHEBY'S HOLDINGS, INC.

REPORT OF INDEPENDENT AUDITORS, REPORT OF MANAGEMENT AND AUDIT COMMITTEE CHAIRMAN'S LETTER

      INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Sotheby's Holdings, Inc.   We
have audited the accompanying consolidated balance sheets of Sotheby's Holdings, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sotheby's Holdings, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
New York, New York
February 23, 1999

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

/s/ DIANA D. BROOKS   /s/ WILLIAM S. SHERIDAN     /s/ JOSEPH A. DOMONKOS
DIANA D. BROOKS       WILLIAM S. SHERIDAN         JOSEPH A. DOMONKOS

President and Chief   Senior Vice President and   Vice President, Controller and
Executive Officer     Chief Financial Officer     Chief Accounting Officer

      AUDIT COMMITTEE CHAIRMAN'S LETTER

The Audit Committee (the "Committee") of the Board of Directors consisted of four independent directors. Information as to these persons, as well as the scope of duties of the Committee, is provided in the Proxy Statement. During 1998, the Committee met three times and reviewed with Deloitte & Touche LLP, the Director of the Internal Audit Department and management the various audit activities and plans, together with the results of selected internal audits. The Committee also reviewed the reporting of consolidated financial results and the adequacy of internal controls. The Committee recommended the appointment of Deloitte & Touche LLP. Deloitte & Touche LLP and the Director of the Internal Audit Department met privately with the Committee on occasion to encourage confidential discussion as to any auditing matters.

/s/ MICHAEL BLAKENHAM
VISCOUNT MICHAEL BLAKENHAM
Chairman, Audit Committee


62 SOTHEBY'S HOLDINGS, INC.

SOTHEBY'S HOLDINGS, INC. BOARD OF DIRECTORS

A. ALFRED TAUBMAN
Chairman

[PHOTO OMITTED]

MAX M. FISHER
Vice Chairman

[PHOTO OMITTED]

THE MARQUESS OF HARTINGTON
Deputy Chairman

[PHOTO OMITTED]

DIANA D. BROOKS
President and
Chief Executive Officer

[PHOTO OMITTED]

HONORABLE
CONRAD M. BLACK
Chairman and
Chief Executive Officer,
Hollinger International, Inc.

[PHOTO OMITTED]

VISCOUNT
MICHAEL BLAKENHAM
Chairman,
RBG, Kew

[PHOTO OMITTED]

AMBASSADOR
WALTER J. P. CURLEY
Former Chairman,
The French American Foundation

[PHOTO OMITTED]

HENRY R. KRAVIS
Founding General Partner,
Kohlberg Kravis Roberts & Co.

[PHOTO OMITTED]

JEFFREY H. MIRO
Chairman,
Miro Weiner & Kramer

[PHOTO OMITTED]

SHARON PERCY ROCKEFELLER,
(Mrs. John D. Rockefeller, IV),
President and Chief
Executive Officer,
WETA TV/FM


sixty-three SOTHEBY'S HOLDINGS, INC.

SOTHEBY'S CORPORATE OFFICERS AND ADVISORY BOARD

Advisory Board

GIOVANNI AGNELLI

HER ROYAL HIGHNESS
THE INFANTA PILAR DE
BORBON, DUCHESS OF BADAJOZ

ANN GETTY

ALEXIS GREGORY

DR. QUO-WEI LEE

JOHN L. MARION

THE RT. HON. SIR ANGUS
OGILVY, K.C.V.O.

CARROLL PETRIE

MRS. CHARLES H. PRICE

PROF. DR. WERNER SCHMALENBACH

BARON HANS HEINRICH
THYSSEN-BORNEMISZA DE
KASZON


Corporate Officers

DIANA D. BROOKS
President and
Chief Executive Officer

DEBORAH DECOTIS ZOULLAS
Executive Vice President

SUSAN L. SOLOMON
Executive Vice President,
Chief Executive Officer,
sothebys.com

ROBIN WOODHEAD
Executive Vice President,
Chief Executive,
Sotheby's Europe

SUSAN ALEXANDER
Senior Vice President,
Worldwide Head of
Human Resources

JOHN S. BRITTAIN, JR.
Senior Vice President,
Treasurer

PATRICIA CARBERRY
Senior Vice President,
Director Year 2000

F. PAUL CUCCIA
Senior Vice President,
Chief Information Officer

PAUL DONAHER
Senior Vice President,
Worldwide Director of Marketing

RENA J. MOULOPOULOS
Senior Vice President,
Worldwide Compliance Director,
Business Practices Counsel

DIANA PHILLIPS
Senior Vice President,
Worldwide Head of
Corporate Affairs

DONALDSON C. PILLSBURY
Senior Vice President,
General Counsel and Secretary

WILLIAM S. SHERIDAN
Senior Vice President,
Chief Financial Officer

ROBERT C. WOLCOTT
Senior Vice President,
Director of Taxes

JOSEPH A. DOMONKOS
Vice President,
Controller and Chief
Accounting Officer

DARYL S. WICKSTROM
Vice President,
Associate General Counsel


64 SOTHEBY'S HOLDINGS, INC.

SOTHEBY'S WORLDWIDE MANAGEMENT

North and South America
Board of Directors

RICHARD E. OLDENBURG
Chairman

JOHN L. MARION
Honorary Chairman

WILLIAM F. RUPRECHT
Managing Director,
Executive Vice President

JOHN D. BLOCK
Vice Chairman,
Head of International Jewelry

WARREN P. WEITMAN, JR.
Vice Chairman,
Worldwide Head of Business
Development

C. HUGH HILDESLEY
Executive Vice President,
Client Development

CHARLES S. MOFFETT
Executive Vice President,
Co-Chairman, Impressionist and
Modern Art Worldwide

DAVID N. REDDEN
Executive Vice President,
Worldwide Head of Books,
Manuscripts and Collectibles

WILLIAM W. STAHL, JR.
Executive Vice President,
Head of Decorative Arts

GEORGE WACHTER
Executive Vice President,
Head of Fine Arts

SUSAN ALEXANDER
Senior Vice President,
Worldwide Head of
Human Resources

ALEXANDER APSIS
Senior Vice President,
Head of Impressionist and
Modern Art

WILLIAM S. COTTINGHAM
Senior Vice President,
Head of Regional Offices

HELYN GOLDENBERG
Senior Vice President,
Chairman, Sotheby's Midwest

TOBIAS MEYER
Senior Vice President,
Worldwide Head of
Contemporary Art

THIERRY MILLERAND
Worldwide Senior Expert,
European Furniture

JAMES G. NIVEN
Senior Vice President,
Head of Business Development

DIANA PHILLIPS
Senior Vice President,
Worldwide Head of
Corporate Affairs

DONALDSON C. PILLSBURY
Senior Vice President,
General Counsel and Secretary

CARLTON C. ROCHELL, JR.
Senior Vice President,
Managing Director, China and
Southeast Asia,
Worldwide Head of Asian Art

ANDREA VAN DE KAMP
Senior Vice President,
Chairman,
West Coast Operations

STUART N. SIEGEL
President and
Chief Executive Officer,
Sotheby's International Realty

MITCHELL ZUCKERMAN
President,
Sotheby's Financial Services, Inc.
and Sotheby's Ventures, LLC.


Sotheby's Europe

HENRY WYNDHAM
Chairman

ROBIN WOODHEAD
Chief Executive,
Executive Vice President,
Sotheby's Holdings, Inc.

GEORGE BAILEY
Managing Director

PRINCESS DE BEAUVAU CRAON
Deputy Chairman,
President, Sotheby's France

DAVID W. BENNETT, F.G.A.
Deputy Chairman,
Chairman, Sotheby's Switzerland,
Head of International Jewelry

MELANIE CLORE
Deputy Chairman

JAMES STOURTON
Deputy Chairman,
Head of European Business
Development

JAMES MILLER
Deputy Chairman,
Sotheby's United Kingdom

SIMON TAYLOR
Deputy Managing Director

PAUL J. MACK
Senior Director,
European Network Office

TOBIAS MEYER
Senior Vice President,
Worldwide Head of
Contemporary Art

MICHEL STRAUSS
Co-Chairman,
Impressionist and Modern Art
Worldwide

ALEXANDER BELL
Senior Director,
Head of Old Master Paintings

ELENA GUENA
Senior Director,
Head of Contemporary Art

PHILIP HOOK
Senior Director,
Impressionist and Modern Art

SERENA SUTCLIFFE
Senior Director,
Head of Wine

MARIO TAVELLA
Senior Director,
Head of French and Continental
Furniture

Sotheby's Financial
Services, Inc. and Sotheby's
Ventures, LLC.

MITCHELL ZUCKERMAN
President

Sotheby's International
Realty

STUART N. SIEGEL
President and
Chief Executive Officer


sixty-five SOTHEBY'S HOLDINGS, INC.

WORLDWIDE LOCATIONS

SOTHEBY'S NORTH AND SOUTH AMERICA>

UNITED STATES Atlanta, Baltimore, Bermuda, Beverly Hills(1), Boston, Chicago(1), Dallas, Honolulu, Houston, Miami, Minneapolis, Monterey, New York(1), North Carolina, Palm Beach, Philadelphia, Puerto Rico, Richmond, San Francisco, Santa Barbara, Seattle, Tampa, Washington, D.C., Wilmington, ARGENTINA Buenos Aires, BRAZIL Rio de Janeiro, Sao Paulo, CANADA Toronto(1), Vancouver, Victoria, B.C., MEXICO Mexico City, Monterrey, VENEZUELA Caracas

SOTHEBY'S EUROPE>

UNITED KINGDOM Billingshurst(1), Cheltenham, Chester, Cornwall, Cumbria, Derbyshire, Exeter, Harrogate, London(1), Newcastle-upon-Tyne, Newmarket, Norfolk, Northamptonshire, Northern Ireland, North Wales & The Marches, Nottinghamshire, Salisbury, Somerset, Stamford, Suffolk, Yorkshire, CHANNEL ISLANDS Guernsey, C.I., REPUBLIC OF IRELAND Dublin, Co. Kildare, SCOTLAND Edinburgh, Glasgow, AUSTRIA Vienna, BELGIUM Brussels, CYPRUS Nicosia, CZECH REPUBLIC Prague, DENMARK Copenhagen, FINLAND Helsinki, FRANCE Bordeaux, Lyon, Montpellier, Paris, Strasbourg, GERMANY Berlin, Cologne, Frankfurt, Hamburg, Lower Saxony, Munich(1), Stuttgart, HUNGARY Budapest, ICELAND Reykjavik, ISRAEL Tel Aviv(1), ITALY Florence, Milan(1), Rome, Turin, LUXEMBOURG, MONACO(1), NETHERLANDS Amsterdam(1), NORWAY Oslo, PORTUGAL Lisbon, SOUTH AFRICA Cape Town, Johannesburg, SPAIN Barcelona, Bilbao, Madrid(1), SWEDEN Gothenburg, South Sweden, Stockholm(1), SWITZERLAND Geneva(1), Lugano, Zurich(1)

SOTHEBY'S ASIA>

AUSTRALIA Melbourne(1), Sydney(1), CHINA Shanghai, HONG KONG(1), INDONESIA Jakarta, JAPAN Tokyo, KOREA Seoul, MALAYSIA Kuala Lumpur, SINGAPORE(1), TAIWAN Taipei, THAILAND Bangkok

(1) TWENTY Salesrooms  FORTY-ONE Countries


66 SOTHEBY'S HOLDINGS, INC.

SOTHEBY'S SHAREHOLDERS' INFORMATION

      COMMON STOCK PRICE

The quarterly price ranges and dividends per share of Class A Common Stock in 1998 and 1997 were as follows:

                                                             CASH DIVIDENDS
                             HIGH                     LOW         PER SHARE
              -------------------   ---------------------   ---------------
Quarter:          1998       1997        1998        1997     1998     1997
              --------   --------   ---------   ---------   ------   ------
   FIRST ...  $ 23 1/4   $ 18 7/8   $ 17 3/16   $ 16        $ 0.10   $ 0.10
   SECOND ..    24 1/2     17 1/4     21 7/16     14 7/8      0.10     0.10
   THIRD ...    24 3/8     21         16 1/2      16 3/16     0.10     0.10
   FOURTH ..    38         21         15 1/2      16 9/16     0.10     0.10
              --------   --------   ---------   ---------   ------   ------

The Company also has Class B Common Stock convertible on a share-for-share basis into Class A Common Stock. There is no public market for the Class B Common Stock. Cash dividends are payable equally on the Class A and B Common Stock.

The number of holders of record of the Class A Common Stock as of March 1, 1999 was 1,288. The number of holders of record of the Class B Common Stock as of March 1, 1999 was 30.

ADMINISTRATIVE OFFICES

c/o Sotheby's Service Corporation
1334 York Avenue
New York, New York 10021

TRANSFER AGENTS

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
Tel US Holders: 800.851.9677
Tel Non-US Holders: 201.329.8660
Tel Hearing Impaired: 800.231.5469
www.chasemellon.com

Computershare Services PLC
Registrar's Department
P.O. Box 82
Caxton House, Redcliffe Way
Bristol BS99 7NH England
Tel: 011.44.117.930.6666

COMMON STOCK INFORMATION

Sotheby's Holdings, Inc. Class A Common Stock is listed on the New York Stock Exchange (symbol: BID) and the London Stock Exchange.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Thursday, April 29, 1999 at 10:00 a.m. at:

Sotheby's
34-35 New Bond Street
London

FORM 10-K AND SHAREHOLDER INFORMATION

The 1998 Form 10-K filed with the Securities and Exchange Commission and other investor information may be obtained by writing to:

Investor Relations
Sotheby's
1334 York Avenue
New York, New York 10021
Tel: 800.700.6321

U.K. Corporate Secretary's Office
Sotheby's
34-35 New Bond Street
London W1A 2AA
Tel: 011.44.171.293.5257

INFORMATION SERVICE FOR SHAREHOLDERS

Sotheby's latest financial information and news is now available by fax, recording or mail by calling our Shareholder Direct toll-free line 24 hours a day, 7 days a week at 1.800.700.6321 as well as at our website, sothebys.com.

CERTIFIED PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281


sixty-seven SOTHEBY'S HOLDINGS, INC.

PHOTO LEGEND

COVER: CLAUDE MONET'S WATERLILY POND AND PATH BY THE WATER SOLD IN LONDON FOR $33.0 MILLION, A RECORD FOR THE ARTIST AT AUCTION AND THE HIGHEST PRICE ACHIEVED IN LONDON SINCE 1990. PAGE 9: THE AUCTION OF THE COLLECTION OF THE DUKE AND DUCHESS OF WINDSOR BROUGHT $23.4 MILLION IN NEW YORK. SHOWN: THE RED MOROCCO LEATHER DISPATCH BOX ($65,750), THE CEREMONIAL SWORD OF THE PRINCE OF WALES ($25,000) AND THE ABDICATION DESK ($415,000) IN FRONT OF THE CYPHER OF THE DUKE AND DUCHESS OF WINDSOR. PAGE 13: JEWELS FROM THE ESTATE OF BETSEY CUSHING WHITNEY SOLD IN NEW YORK FOR $11.8 MILLION; SHOWN: AN IMPORTANT EMERALD BEAD, SAPPHIRE & DIAMOND NECKLACE AND EARCLIPS WHICH BROUGHT $146,000 AND $46,000, RESPECTIVELY. PAGE 17: 38 WORKS FROM THE READER'S DIGEST COLLECTION ACHIEVED $90.5 MILLION IN NEW YORK; SHOWN: AMEDEO MODIGLIANI'S PORTRAIT DE JEANNE HEBUTERNE WHICH BROUGHT $15.1 MILLION, A RECORD FOR THE ARTIST AT AUCTION. PAGE 20: PABLO PICASSO'S FEMME NUE FROM THE MORTON G. NEUMANN FAMILY COLLECTION SOLD FOR $11.0 MILLION IN NEW YORK. PAGE 20:
RICHARD DIEBENKORN'S "HORIZON, OCEAN VIEW," (1959) FROM THE READER'S DIGEST COLLECTION ACHIEVED $3.9 MILLION IN NEW YORK, A RECORD FOR THE ARTIST AT AUCTION. COURTESY OF LAWRENCE RUBIN O GREENBERG VAN DOREN FINE ART, NEW YORK. PAGE 20: A MAGNIFICENT PAIR OF GILT-BRONZE MOUNTED PIETRA DURA CABINETS, FRENCH, LATE 17TH CENTURY BROUGHT $1.6 MILLION IN LONDON. PAGE 20: THE BIRD OF PARADISE BROOCH FROM THE BIRD OF PARADISE COLLECTION SOLD IN GENEVA FOR $354,000. PAGE 20: A HIGHLY IMPORTANT FINE AND RARE BLUE AND WHITE MEIPING VASE INCLUDED IN THE AUCTION OF EIGHT TREASURES FROM A PRIVATE COLLECTION AUCTION BROUGHT $1.4 MILLION IN HONG KONG. COURTESY OF ESKENAZI LTD. PAGE 20:
THE PSALTER AND BOOK OF HOURS, USE OF PARIS, IN LATIN FROM THE JAIME ORTIZ PATINO COLLECTION SOLD IN LONDON FOR $819,000. COURTESY OF PIERRE BERES, PARIS. PAGE 21: THE THYSSEN MEISSONIER TUREEN FROM THE COLLECTION OF BARON THYSSEN-BORNEMISZA DE KASZON BROUGHT $5.7 MILLION IN NEW YORK. PAGE 21:
GERHARD RICHTER'S RECORD SETTING DOMPLATZ, MAILAND BROUGHT $3.6 MILLION IN OUR LONDON CONTEMPORARY ART AUCTION. COURTESY OF GERHARD RICHTER. PAGE 21:
SIR ALFRED J. MUNNINGS' WHY WEREN'T YOU OUT YESTERDAY? FROM THE SANTA ANITA COLLECTION SOLD IN NEW YORK FOR A RECORD $2.8 MILLION. PAGE 21: AN IMPORTANT CHIPPENDALE CARVED AND FIGURED MAHOGANY BONNET-TOP HIGH CHEST, CARVING ATTRIBUTED TO BERNARD & JUGIEZ, PHILADELPHIA, FROM THE STANLEY PAUL SAX COLLECTION OF HIGHLY IMPORTANT AMERICANA BROUGHT $1.2 MILLION IN NEW YORK. PAGE 21: A GUPTA RED SANDSTONE HEAD OF BUDDHA SOLD IN NEW YORK FOR $1.0 MILLION, A RECORD FOR INDIAN AND SOUTHEAST ASIAN ART. PAGE 21: FREDERIC REMINGTON'S THE TROOPER BROUGHT $2.5 MILLION IN OUR SALE OF THE JOHN F. EULICH COLLECTION OF AMERICAN WESTERN ART IN NEW YORK WHICH TOTALLED $25.0 MILLION. PAGE 25: ANDY WARHOL'S ORANGE MARILYN BROUGHT $17.3 MILLION IN OUR NEW YORK CONTEMPORARY ART AUCTION, A RECORD FOR THE ARTIST AT AUCTION. TM 1999 ESTATE OF MARILYN MONROE BY CMG WORLDWIDE. ALL RIGHTS RESERVED. (C) 1999 ANDY WARHOL FOUNDATION FOR THE VISUAL ARTS/ ARS, NEW YORK. PAGE 29: PORTRAIT OF A BEARDED MAN IN A RED COAT BY REMBRANDT HARMENSZ VAN RIJN SOLD IN OUR NEW YORK AUCTION OF OLD MASTER PAINTINGS FOR $9.1 MILLION, THE SECOND HIGHEST PRICE FOR THE ARTIST AT AUCTION. PAGE 30: OUR STATE-OF-THE-ART YORK AVENUE FACILITY, NOW UNDER CONSTRUCTION, WILL HOUSE OUR NEW YORK AUCTION OPERATION WHEN COMPLETE IN THE YEAR 2000. BEGINNING IN THE SUMMER OF 1999 WE WILL BEGIN CONDUCTING INTERNET AUCTIONS AT SOTHEBYS.COM. THE BARRY HALPER COLLECTION OF BASEBALL MEMORABILIA WILL BE OFFERED BOTH LIVE AND THROUGH THE INTERNET THROUGHOUT 1999 AND HAS AN ESTIMATE OF MORE THAN $15 MILLION, (C)1998, BARRY HALPER ENTERPRISES(SM).

DESIGN: SANDRA BURCH. EDITORIAL: SOTHEBY'S NEW YORK. PHOTOGRAPHY IFC, 4, 8, 12, 16, 24, 28, IBC: MARK JENKINSON; 9, 29: CYNTHIA MATTHEWS; 10: RONALD VAN TEUNENBROEK; 11: RETO RODOLFO PEDRINI; 13: ROBERT MITRA.

68 SOTHEBY'S HOLDINGS, INC.

                                [PHOTO OMITTED]